EXHIBIT 99.1

Preliminary Information Statement

(Subject to Completion, Dated March 17, 2016)

                    , 2016

Dear Pinnacle Stockholder:

I am pleased to inform you that on                     , 2016, the Board of Directors (“Board”) of Pinnacle Entertainment, Inc. (“Pinnacle”) approved the distribution of all of the shares of common stock of PNK Entertainment, Inc. (“OpCo”), a newly formed wholly owned subsidiary of Pinnacle, to Pinnacle stockholders. Following the distribution, OpCo will conduct all of the businesses and operations conducted prior to the separation by Pinnacle or any subsidiary of Pinnacle, other than the ownership or leasing of real property (except for the Belterra Park property and excess land at certain locations, which, as a result of negotiations with GLPI, shall be transferred to OpCo and which OpCo will continue to own).

This distribution will be made as part of a plan approved by our Board to separate Pinnacle’s real estate (except the Belterra Park property and excess land at certain locations) from its operations into a stand-alone, publicly traded company prior to the proposed merger (the “merger”) of Pinnacle with a wholly owned subsidiary (“Merger Sub”) of Gaming and Leisure Properties Inc. (“GLPI”) pursuant to an Agreement and Plan of Merger, dated as of July 20, 2015. Pursuant to the merger, stockholders of Pinnacle will be entitled to receive 0.85 shares of GLPI common stock for every share of Pinnacle common stock that they own. Completion of the distribution is one of a number of conditions to completion of the merger, and the distribution is contingent upon all other conditions to completion of the merger having been satisfied or waived (other than those conditions that by their nature can only be satisfied at the closing of the merger, provided that such conditions are capable of being satisfied). Upon completion of the distribution and immediately following the merger of Pinnacle with and into Merger Sub, with Merger Sub surviving the merger, OpCo will change its corporate name to “Pinnacle Entertainment, Inc.”

Upon the distribution of OpCo shares, Pinnacle stockholders who hold their shares of Pinnacle at the close of business on                     , 2016, the record date for the distribution (the “record date”), will own 100% of the issued and outstanding common shares of OpCo. Pinnacle’s Board of Directors believes that the separation of its real estate from its business and operations and subsequent merger with GLPI is the best way to unlock the full value of our real estate assets for the benefit of Pinnacle and our stockholders.

The distribution of OpCo common stock is expected to occur on                     , 2016, immediately prior to the merger, by way of a pro rata dividend to Pinnacle stockholders. Each Pinnacle stockholder will be entitled to receive one share of OpCo common stock for each share of Pinnacle common stock held by such stockholder as of the record date. The dividend will be issued in book-entry form only, which means that no physical stock certificates will be issued. No fractional shares of OpCo common stock will be issued. If you would otherwise have been entitled to a fractional share of OpCo common stock in the distribution, you will receive the net cash value of such fractional share instead.

No vote of Pinnacle stockholders is required in connection with this distribution. You are not required to take any action to receive your OpCo common stock. We are not asking you for a proxy in connection with the distribution, and you are requested not to send us a proxy. Pinnacle stockholders will not be required to pay any consideration for the shares of our common stock they receive in the distribution, and they will not be required to surrender or exchange shares of their Pinnacle common stock or take any other action in connection with the distribution.

Following the distribution, you will own shares in both Pinnacle (which will be exchanged for shares of GLPI common stock in the merger) and OpCo. Because we currently own all of the outstanding shares of OpCo common stock, no trading market for OpCo common stock currently exists. We have filed an application to have the common stock of OpCo listed on the NASDAQ Global Select Market under the symbol “PNK.” Pinnacle’s common stock will cease to be traded on the NASDAQ Global Select Market following the merger with GLPI.

The enclosed information statement, which is being mailed to all Pinnacle stockholders, describes the distribution in detail and contains important information about OpCo. We urge you to read the information statement carefully. In addition, stockholders seeking information concerning the merger are encouraged to read GLPI’s separate proxy statement and prospectus, Pinnacle’s proxy statement and recent reports filed with the Securities and Exchange Commission by GLPI and Pinnacle.

I want to thank you for your continued support of Pinnacle and we look forward to your support of OpCo in the future.

Sincerely,

Anthony M. Sanfilippo

Chief Executive Officer and Director

PNK Entertainment, Inc.

                    , 2016

Dear Future PNK Entertainment, Inc. Stockholder:

It is our pleasure to welcome you as a future stockholder of our company, PNK Entertainment, Inc. (“OpCo”). We are a Delaware incorporated company involved in the business of owning and operating casinos and related hospitality and entertainment facilities.

Our mission is to increase stockholder value. We seek to increase revenues through enhancing the guest experience by providing our guests with their favorite games, restaurants, hotel accommodations, entertainment and other amenities in attractive surroundings with high-quality guest service and guest rewards programs. We seek to improve profit margins by focusing on operational excellence and efficiency while meeting our guests’ expectations of value. In making decisions, we consider our stockholders, guests, team members and other constituents in the communities in which we operate.

We believe we will begin life as a public company in a strong position, as a result of a number of factors, including our management team’s track record in conducting gaming or hospitality operations, our focus on operational excellence and maximizing financial performance and a capital structure that provides us with the financial flexibility to capitalize on internal and external growth opportunities.

We have filed an application to have our common stock listed on the NASDAQ Global Select Market under the symbol “PNK” in connection with the distribution of our company’s common stock by Pinnacle.

We are excited about the opportunities ahead for OpCo and we invite you to learn more about OpCo by reviewing the enclosed information statement. We look forward to our future as a publicly traded company and to your support as a holder of OpCo common stock.

Sincerely,

Anthony M. Sanfilippo

Chief Executive Officer and Director

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Preliminary Information Statement

(Subject to Completion, Dated March 17, 2016)

Information Statement

Distribution of

Common Stock of

PNK Entertainment, Inc.

by

Pinnacle Entertainment, Inc.

to Pinnacle Stockholders

This information statement is being furnished in connection with the distribution by Pinnacle Entertainment, Inc. (“Pinnacle”) to its stockholders of all of its shares of common stock of PNK Entertainment, Inc. (“OpCo,” “our,” “us” or “we”), a wholly owned subsidiary of Pinnacle which holds all of Pinnacle’s operating assets and liabilities and the real property of Belterra Park Gaming & Entertainment (“Belterra Park”) and excess land at certain locations.

The distribution is being conducted in connection with the proposed merger of Pinnacle with a wholly owned subsidiary (“Merger Sub”) of Gaming and Leisure Properties, Inc. (“GLPI”) that was previously announced on July 21, 2015. The distribution is planned to occur immediately prior to the effective time of the merger and the distribution is contingent upon all other conditions to completion of the merger having been satisfied or waived (other than those conditions that by their nature can only be satisfied at the closing of the merger, provided that such conditions are capable of being satisfied). Pursuant to the merger, stockholders of Pinnacle will be entitled to receive 0.85 shares of GLPI common stock for each share of Pinnacle common stock that they own. Upon completion of the distribution, Pinnacle will immediately merge with and into Merger Sub, with Merger Sub surviving the merger, and OpCo will then change its corporate name to “Pinnacle Entertainment, Inc.”

To implement the distribution, Pinnacle will distribute all of its shares of OpCo common stock on a pro rata basis to the holders of Pinnacle common stock. Each of you, as a holder of Pinnacle common stock, will receive one share of OpCo common stock for each share of Pinnacle common stock that you held at the close of business on                     , 2016, the record date for the distribution. Pinnacle will not distribute any fractional shares of our common stock. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market and distribute the aggregate net cash proceeds of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution will be effective as of                     , 2016. Immediately after the distribution is completed, OpCo will be a public company.

No vote of Pinnacle stockholders is required in connection with this distribution. We are not asking you for a proxy, and you are requested not to send us a proxy in connection with the distribution. Pinnacle stockholders will not be required to pay any consideration for the shares of our common stock they receive in the distribution, and they will not be required to surrender or exchange shares of their Pinnacle common stock or take any other action in connection with the distribution. You will receive separate instructions for exchanging your Pinnacle shares for GLPI shares in connection with the merger.

All of the outstanding shares of our common stock are currently owned by Pinnacle. Accordingly, there currently is no public trading market for our common stock. We have filed an application to list our common stock under the ticker symbol “PNK” on the NASDAQ Global Select Market (“NASDAQ”). Assuming that our common stock is approved for listing, we anticipate that a limited market, commonly known as a “when-issued” trading market, for our common stock will develop on or shortly before the record date for the distribution and will continue up to and including through the distribution date, and we anticipate that “regular-way” trading of our common stock will begin on the first trading day following the distribution date.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 19 of this information statement.

None of the Securities and Exchange Commission, the Colorado Division of Gaming, the Colorado Limited Gaming Control Commission, the Louisiana Gaming Control Board, the Indiana Gaming Commission, the Iowa Racing and Gaming Commission, the Mississippi Gaming Commission, the Missouri Gaming Commission, the Nevada Gaming Commission, the Nevada State Gaming Control Board, the Ohio State Racing Commission, the Ohio Lottery Commission, the Texas Racing Commission or any state securities commission or any other gaming authority or other regulatory agency, has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is                     , 2016.

This information statement was first mailed to Pinnacle stockholders on or about                     , 2016.

Page

SUMMARY	1

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	135
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	138
DESCRIPTION OF CAPITAL STOCK	149
DELIVERY OF INFORMATION STATEMENT	155
WHERE YOU CAN FIND MORE INFORMATION	156
INDEX TO FINANCIAL STATEMENTS	157

i

SUMMARY

This summary highlights selected information from this information statement relating to our company, our separation from Pinnacle and the distribution of our common stock by Pinnacle to its stockholders. For a more complete understanding of our business and the separation and distribution, you should carefully read the entire information statement and the exhibits attached hereto or referenced herein.

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement, including the consolidated financial statements of the OpCo business of Pinnacle, which is comprised of the assets and liabilities used in Pinnacle’s operating business, the Belterra Park property and excess land at certain locations (and assumes the completion of all the transactions referred to in this information statement in connection with the separation and distribution). Throughout this information statement, for purposes of simplicity, PNK Entertainment, Inc. prior to the distribution and merger, and PNK Entertainment, Inc. following the distribution and merger (which will immediately be renamed Pinnacle Entertainment, Inc.) are referred to as “OpCo.” Except as otherwise indicated or unless the context otherwise requires, “OpCo,” “we,” “us,” “our” and “our company” refer to OpCo and its subsidiaries and “Pinnacle” refers to historical Pinnacle Entertainment, Inc. and its subsidiaries prior to the distribution and the merger. “PropCo” refers to Pinnacle Entertainment, Inc. immediately following the distribution of OpCo, which will own most of Pinnacle’s historical real estate and be merged into Gold Merger Sub, LLC (“Merger Sub”), with Merger Sub surviving as a wholly-owned subsidiary of GLPI.

Our Company

We are an owner, operator and developer of casinos, a racetrack and related hospitality and entertainment businesses. We own and operate fifteen gaming businesses in Colorado, Indiana, Iowa, Louisiana, Mississippi, Missouri, Nevada, and Ohio, of which fourteen properties will be subject to the Master Lease. We also hold a majority interest in the racing license owner, and we are a party to a management contract, for Retama Park Racetrack located outside of San Antonio, Texas. In addition to these facilities, we own and operate a live and televised poker tournament series under the trade name Heartland Poker Tour.

Our mission is to increase stockholder value. We seek to increase revenues through enhancing the guest experience by providing our guests with their favorite games, restaurants, hotel accommodations, entertainment and other amenities in attractive surroundings with high-quality guest service and guest rewards programs. We seek to improve profit by focusing on operational excellence and efficiency while meeting our guests’ expectations of value and reducing our leverage. Our long-term strategy includes disciplined capital expenditures to improve and maintain our existing operations, and growing the number and quality of our facilities by pursuing gaming entertainment opportunities we can improve or develop. In making decisions, we consider our stockholders, guests, team members and other constituents in the communities in which we operate.

The Separation

Overview

The Board of Directors (the “Board”) of Pinnacle approved a plan to separate Pinnacle’s real estate (except the Belterra Park property and excess land at certain locations, which, as a result of negotiations with GLPI, shall be transferred to OpCo) from its operations. To effect this separation, Pinnacle’s operations, the Belterra Park property and excess land at certain locations will be transferred to OpCo or its subsidiaries, which will be spun-off as a stand-alone, publicly traded company prior to the proposed merger (the “merger”) of PropCo with Merger Sub, a wholly owned subsidiary of GLPI, pursuant to an Agreement and Plan of Merger, dated as of July 20, 2015 (the “Merger Agreement”). On March 15, 2016, Pinnacle held a special meeting at which the stockholders of Pinnacle approved the proposal to adopt the Merger Agreement providing for the merger.

In connection with our separation from Pinnacle, we will enter into a Separation and Distribution Agreement and several other agreements with PropCo and GLPI, including an Employee Matters Agreement and a triple-net master lease agreement (the “Master Lease”), as more fully described below, pursuant to which PropCo (and following the merger, a subsidiary of GLPI, as the successor by merger), as landlord, will lease to a wholly owned subsidiary of OpCo, as tenant, certain real estate properties that will be owned by GLPI following the merger, to effect the separation and distribution and provide a framework for our relationship with PropCo and GLPI after the separation and the merger. We have also entered into a Tax Matters Agreement with Pinnacle and GLPI that generally governs the parties’ respective rights and obligations after the separation and the merger with respect to certain tax matters. These agreements will govern the relationships between OpCo and GLPI subsequent to the completion of the separation plan and the merger and provide for the allocation between OpCo and PropCo (and after the completion of the merger, GLPI) of Pinnacle’s assets, liabilities and obligations attributable to periods prior to OpCo’s separation from Pinnacle.

The Master Lease

Immediately prior to the closing of the merger, Pinnacle MLS, LLC, a wholly-owned subsidiary of OpCo (“Tenant”), will enter into the Master Lease with PropCo (“Landlord”). Immediately upon closing of the merger, a subsidiary of GLPI will become successor by merger to Landlord. We will lease from Landlord real property assets associated with fourteen of the gaming facilities used in our operations. The obligations of the Tenant under the Master Lease will be guaranteed by OpCo and all subsidiaries of Tenant that will operate the facilities leased under the Master Lease, or that own a gaming license, other license or other material asset necessary to operate any portion of the facilities and certain other subsidiaries.

Under the Master Lease, the initial annual aggregate rent payable by Tenant will be $377 million. Tenant will make the rent payment in monthly installments. The rent structure under the Master Lease includes a fixed component, a portion of which is subject to an annual escalator of up to 2% if certain rent coverage ratio thresholds are met, and a component that is based on the performance of the facilities, which is prospectively adjusted, subject to a floor of zero every two years by an amount equal to 4% of the average change to net revenues of all facilities under the Master Lease during the preceding two years.

The Master Lease is a “triple-net lease.” Accordingly, in addition to rent, the Tenant will be required to pay the following: (i) all facility maintenance, (ii) all insurance required in connection with the leased properties and the business conducted on the leased properties, (iii) taxes levied on or with respect to the leased properties (other than taxes on the income of the Landlord) and (iv) all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties.

At Tenant’s option, the Master Lease may be extended for up to five five-year renewal terms beyond the initial ten-year term, on the same terms and conditions. If Tenant elects to renew the term of the Master Lease, the renewal will be effective as to all, but not less than all, of the leased property then subject to the Master Lease.

Tenant does not have the ability to terminate Tenant’s obligations under the Master Lease prior to its expiration without Landlord’s consent. If the Master Lease is terminated prior to its expiration other than with Landlord’s consent, Tenant may be liable for damages and incur charges such as continued payment of rent through the end of the lease term and maintenance costs for the leased property. See “Certain Relationships and Related Party Transactions,” included elsewhere in this information statement for additional information regarding the Master Lease and other separation agreements.

Other Information

Pinnacle’s Board believes that the separation unlocks the value of Pinnacle’s real estate assets and delivers substantial value to its stockholders. Pinnacle believes that the separation of OpCo will allow it to monetize its real estate, focus on its operations, and pursue growth opportunities that leverage Pinnacle’s management and development skills. We expect the separation to position OpCo for future growth and maintain the financial flexibility to capitalize on future value-enhancing opportunities.

The distribution of our common stock as described in this information statement is subject to the satisfaction of certain conditions. See “The Separation — Conditions to the Distribution,” included elsewhere in this information statement.

We are a newly formed company that will, as a result of an internal reorganization implemented by Pinnacle prior to the distribution, hold all of the assets and liabilities of Pinnacle’s operating business and certain real estate property, which does not include Pinnacle’s real property that is being purchased by GLPI in the proposed merger. Our headquarters will be located at 3980 Howard Hughes Parkway, Las Vegas, Nevada 89169, which is the location of Pinnacle’s current headquarters. We will maintain an internet website at www.pnkinc.com, which is Pinnacle’s current website. Our website and the information contained on that site, or connected to that site, will not be incorporated by reference into this information statement.

Questions and Answers about OpCo and the Separation

Why is the separation of OpCo structured as a distribution?	Pinnacle believes that a taxable distribution of shares of OpCo is an efficient way to separate Pinnacle’s real estate assets (other than Pinnacle’s Belterra Park property and excess land at certain locations) from its operations. The separation will facilitate the merger of PropCo with GLPI in a manner that provides flexibility and creates benefits for us, and long-term value for Pinnacle stockholders. In the merger, which will occur promptly following the distribution, each share of Pinnacle common stock will be converted into the right to receive 0.85 shares of GLPI common stock as merger consideration. After the distribution, we expect to maintain the financial flexibility to capitalize on future value-enhancing opportunities.

How will the separation of OpCo work?	The separation will be accomplished through a series of transactions in which Pinnacle’s real estate assets (except for the Belterra Park property and excess land at certain locations, which, as a result of negotiations with GLPI, shall be transferred to OpCo) will be separated from its operating assets and assigned to or assumed by OpCo or its subsidiaries. The common stock of OpCo will then be distributed by Pinnacle to its stockholders on a pro rata basis immediately prior to the merger of PropCo with GLPI. In the merger of PropCo with GLPI, Pinnacle stockholders will be entitled to receive 0.85 shares of GLPI common stock as merger consideration for each share of Pinnacle common stock that they own.

What is the record date for the distribution?	Pinnacle will determine record ownership of its shares for purposes of the distribution as of the close of regular trading on NASDAQ on [●], 2016. Only holders of Pinnacle common stock on the record date will be entitled to receive shares of our common stock in the distribution.

When will the distribution occur?	We expect that Pinnacle will distribute the shares of OpCo common stock on [●], 2016 to holders of record of Pinnacle common stock on [●], 2016, the record date.

What do stockholders need to do to participate in the distribution?	No action is required by stockholders, but we urge you to read this entire document carefully as well as other documents referenced herein. Stockholders who hold Pinnacle common stock as of the record date will not be required to take any action to receive OpCo common stock in the distribution. No stockholder approval of the distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy in connection with the distribution. You will not be required to make any payment, surrender or exchange your shares of Pinnacle common stock or take any other action to receive your shares of our common stock. If you own Pinnacle common stock as of the close of business on the record date, Pinnacle, with the assistance of American Stock Transfer and Trust Company, LLC (“American Stock Transfer and Trust Company”), the distribution agent, will electronically issue shares of our common stock to you or to your brokerage firm on your behalf by way of direct registration in book-entry form. American Stock Transfer and Trust Company will mail you a book-entry account statement that reflects your shares of OpCo common stock or your bank or brokerage firm will credit your account for the shares. If you sell shares of Pinnacle common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of OpCo common stock in the distribution. Following the distribution, stockholders whose shares are held in book-entry form may request that their shares of OpCo common stock held in book-entry form be transferred to a brokerage or other account at any time, without charge.

Does OpCo plan to pay dividends?	We do not expect to declare dividends in the short term. We currently intend that OpCo will retain earnings to support our operations, finance the growth and development of our business and pay down indebtedness. The declaration and payment of any future dividends by OpCo will be subject to the discretion of OpCo’s Board and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, compliance with debt covenants, legal requirements, regulatory constraints and other factors deemed relevant by OpCo’s Board.

Will OpCo have any debt?	Yes. At the time of the distribution, OpCo will pay to PropCo a cash payment equal to the amount of existing Pinnacle debt at the time of the distribution, less $2.7 billion of debt assumed by GLPI, subject to certain adjustments, as more fully described herein (the “OpCo Cash Payment”), which will be used by PropCo to pay off a portion of Pinnacle’s existing indebtedness substantially concurrently with the consummation of the distribution and the merger. See “The Separation — OpCo Cash Payment” included elsewhere in this Information Statement.

To provide OpCo with the debt financing required to consummate the proposed transactions, including payment of the OpCo Cash Payment described above, OpCo will utilize either (but not both) of the following debt commitments:

(1) an amended and restated commitment letter, dated November 17, 2015 (the “Bridge Commitment Letter”) from certain lenders and certain of their affiliates pursuant to which OpCo has received commitments for an aggregate principal amount of $1.1 billion in financing, comprised of (i) a $900 million senior secured 364-day term loan bridge facility (the “Term Loan Bridge Facility”) and (ii) a $200 million senior secured 364-day revolving credit facility (the “Bridge Revolving Credit Facility” and together with the Term Loan Bridge Facility, collectively, the “Bridge Facility”); and

(2) a commitment letter, dated November 17, 2015 (the “Takeout Commitment Letter”) from certain lenders and certain of their affiliates pursuant to which OpCo has received commitments for an aggregate principal amount of $585 million in financing, comprised of a (i) $185 million senior secured term loan A facility (the “Term Loan A Facility”) and (ii) $400 million senior secured revolving credit facility (the “Takeout Revolving Credit Facility”, and together with the Term Loan A Facility, collectively, the “Committed Takeout Facilities”). The lenders under the Takeout Commitment Letter have also agreed to use their commercially reasonable efforts to syndicate a $350 million senior secured term loan B facility, which may, at OpCo’s election, be increased or decreased by up to $125 million in connection with the issuance of senior unsecured notes to finance a portion of the transactions, as further described in the Takeout Commitment Letter (the “Term Loan B Facility”, and together with the Committed Takeout Facilities, collectively, the “Takeout Facilities”). As noted in the Takeout Commitment Letter, it is anticipated that we will also issue senior unsecured notes (the “Senior Notes”) in an aggregate principal amount of $300 million to provide a portion of the debt financing required by Pinnacle to consummate the transactions. The principal amount of the Senior Notes may, at OpCo’s election, be increased or decreased by up to $125 million, as further described in, and in accordance with the terms of, the Takeout Commitment Letter. Both the issuance of the Senior Notes and the receipt by the lenders under the Takeout Commitment Letter of commitments from lenders for the Term Loan B Facility, in each case, on or prior to the closing date of the merger, are conditions to the availability of the Takeout Facilities. Further, the Senior Notes are only contemplated in connection with the commitments provided in the Takeout Commitment Letter.

Loans under the Bridge Facility will bear interest at a rate per annum equal to, at OpCo’s option, LIBOR plus 2.25% or the Base Rate plus 1.25%. Unless the loans under the Term Loan Bridge Facility are repaid in whole and the commitments under the Bridge Revolving Credit Facility are terminated in full within three months following the closing date, the applicable margin will increase by 0.50% at the end of such three month period and 0.50% at the end of each of the two succeeding three-month periods thereafter to the extent such loans and commitments remain outstanding as of such dates. Loans under the Bridge Facility will not be subject to amortization and may be prepaid at par, in whole or in part, without premium or penalty (except for LIBOR breakage costs). Loans under the Bridge Facility will be subject to mandatory prepayment with the net cash proceeds from (i) asset sales and casualty and condemnation events (subject to customary reinvestment rights and other customary exceptions) and (ii) the issuance or incurrence of indebtedness after the closing date (subject to customary exceptions). The Bridge Facility will contain negative and affirmative covenants, a financial maintenance covenant and events of default, as further detailed in the risk factor entitled “Our proposed indebtedness will impose restrictive covenants on us.”

Loans under the Term Loan A Facility and the Takeout Revolving Credit Facility will initially bear interest at a rate per annum equal to, at OpCo’s option, LIBOR plus 2.00% or the Base Rate plus 1.00% and, after delivery by OpCo of financial statements for the first full fiscal quarter after the closing date, such loans will bear interest at a rate per annum equal to, at OpCo’s option, LIBOR plus an applicable margin between 1.50%-2.50% or the Base Rate plus an applicable margin between 0.50%-1.50%, in each case, depending on the consolidated total net leverage ratio of OpCo for such fiscal quarter. Loans under the Term Loan B Facility will bear interest at a rate to be agreed between OpCo and JPMorgan. The outstanding principal amount of the Term Loan A Facility will be payable in equal quarterly amounts equal to (i) 5% per annum of the outstanding amount of the Term Loan A Facility on the closing date, in the first two years following the closing date, (ii) 7.5% per annum of the outstanding amount of the Term Loan A Facility on the closing date, in the third year following the closing date and (iii) 10% per annum of the outstanding amount of the Term Loan A Facility on the closing date, in the fourth and fifth year following the closing date, with the remaining balance due at the maturity of the Term Loan A Facility. The Term Loan B Facility will be subject to quarterly amortization of 0.25% of the original principal amount of the Term Loan B Facility. The Takeout Revolving Credit Facility will not be subject to amortization. Loans under the Takeout Facilities may be prepaid at par and commitments under the Takeout Revolving Credit Facility may be reduced at any time, in whole or in part, without premium or penalty (except for LIBOR breakage costs); provided that certain repricing transactions relating to the Term Loan B Facility are expected be subject to a 1.00% prepayment premium for a period of six months after closing. Loans under the Takeout Facilities will be subject to mandatory prepayment with (i) a percentage of OpCo’s excess cash flow depending on the consolidated total net leverage ratio of OpCo, (ii)

net cash proceeds from asset sales and casualty and condemnation events (subject to customary reinvestment rights and other customary exceptions) and (iii) net cash proceeds from the issuance or incurrence of indebtedness after the closing date (subject to customary exceptions). The Takeout Facilities will contain negative and affirmative covenants, financial maintenance covenants and events of default, as further detailed in the risk factor entitled “Our proposed indebtedness will impose restrictive covenants on us.”

At this time, OpCo has not yet determined which of the two commitments described above will be utilized to provide the debt financing required to consummate the proposed transactions because it will be dependent on future market conditions. However, we intend to use the Takeout Commitment Facilities if market conditions are favorable at the time of the distribution and not use the Bridge Facility.

The proceeds of loans under either the Bridge Facility or the Takeout Facilities, as applicable, together with the proceeds from any Senior Notes, if applicable, will be used to pay the OpCo Cash Payment (as more fully described herein) and to pay transaction fees and expenses. For a more detailed discussion of such fees and expenses see “The Separation — OpCo Cash Payment,” included elsewhere in this Information Statement. Remaining amounts under the Bridge Revolving Credit Facility or the Takeout Revolving Credit Facility, as applicable, will be used for OpCo’s general corporate purposes, including, without limitation, permitted acquisitions or dividends. Loans under the Bridge Revolving Credit Facility or the Takeout Revolving Credit Facility, as applicable, may be repaid and reborrowed from time to time.

What are the U.S. federal income tax consequences of the distribution to Pinnacle stockholders?	The receipt by you of shares of OpCo common stock in the distribution (including any fractional shares sold on your behalf) will generally be a taxable dividend to the extent of your ratable share of Pinnacle’s current and accumulated earnings and profits, with the excess treated first as a non-taxable return of capital to the extent of your tax basis in shares of Pinnacle’s common stock and then as capital gain. For a more detailed discussion see “The Separation — U.S. Federal Income Tax Considerations Relating to the Distribution,” included elsewhere in this information statement.

You should consult your tax advisor about the particular consequences of the distribution to you, including the application of state, local and foreign tax laws.

How will I determine the tax basis I will have in the OpCo shares I receive in the distribution?	Your tax basis in the OpCo shares of common stock received generally will equal the fair market value of such shares on the distribution date. For a more detailed discussion see “The Separation — U.S. Federal Income Tax Considerations Relating to the Distribution,” included elsewhere in this information statement.

What will be the relationship between PropCo, GLPI and OpCo following the separation?	Before the separation, we will enter into a Separation and Distribution Agreement and several other agreements with PropCo and GLPI, including an Employee Matters Agreement and a Master Lease pursuant to which PropCo (and following the merger, a subsidiary of GLPI, as the successor by merger), as landlord, will lease to a wholly owned subsidiary of OpCo, as tenant, certain real estate properties that will be owned by GLPI following the merger, to effect the separation and provide a framework for our relationship with PropCo and GLPI after the separation and the merger. We have also entered into a Tax Matters Agreement with Pinnacle and GLPI that generally governs the parties’ respective rights and obligations after the separation and the merger with respect to certain tax matters. These agreements will govern the relationships between OpCo and GLPI subsequent to the completion of the separation plan and the merger and provide for the allocation between OpCo and PropCo (and after the completion of the merger, GLPI) of Pinnacle’s assets, liabilities and obligations attributable to periods prior to OpCo’s separation from Pinnacle. Though these agreements will be considered related-party agreements at the time such agreements are entered into, such agreements were negotiated with GLPI on an arm’s length basis and may not be modified without GLPI’s prior written consent. See “Certain Relationships and Related Party Transactions,” included elsewhere in this information statement.

It is anticipated that Pinnacle’s Non-Executive Chairman of the Board and its Chief Executive Officer will serve as OpCo’s Non-Executive Chairman of the Board and its Chief Executive Officer, respectively, following the separation and distribution and that Pinnacle’s independent directors will serve as directors of OpCo. Such individuals will not continue as officers or directors of PropCo following the merger.

Will I receive physical certificates representing shares of OpCo common stock following the separation?	No. You will not receive physical certificates representing shares of OpCo common stock following the separation. In connection with the separation, neither Pinnacle nor OpCo will be issuing physical certificates representing shares of OpCo common stock. Instead, Pinnacle, with the assistance of American Stock Transfer and Trust Company, the distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form.

American Stock Transfer and Trust Company will mail you a book-entry account statement that reflects your shares of OpCo common stock, or your bank or brokerage firm will credit your account for the shares. A benefit of issuing stock electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical stock certificates.

Should I sell my Pinnacle common stock or my OpCo common stock?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither Pinnacle nor OpCo makes any recommendations on the purchase, retention or sale of shares of Pinnacle common stock or the OpCo common stock to be distributed.

Where will I be able to trade shares of OpCo common stock?	There is not currently a public market for OpCo common stock. We intend to apply to list our common stock on NASDAQ under the symbol “PNK.” We anticipate that trading in shares of OpCo common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and including through the distribution date and that “regular-way” trading in shares of OpCo common stock will begin on the first trading day following the distribution date. “When-issued” trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the distribution date because the security of the spun-off entity has not yet been distributed. “When-issued” trades will not settle until after the distribution date. We cannot predict the trading prices for OpCo common stock before, on or after the distribution date.

Will the number of Pinnacle shares I own change as a result of the distribution?	The number of shares of Pinnacle common stock you own will not change as a result of the distribution. However, promptly following the distribution and as a result of PropCo’s merger with GLPI, each share of Pinnacle common stock will be converted into the right to receive 0.85 shares of GLPI common stock as merger consideration.

What will be the business of PropCo following the distribution?	Following the distribution and as a result of the reorganization, PropCo will no longer operate and manage gaming and hospitality properties. PropCo’s primary business will be the leasing of substantially all of its real estate properties to Pinnacle MLS, LLC, a wholly owned subsidiary of OpCo, pursuant to the Master Lease. PropCo will be acquired by GLPI as a result of the merger promptly following the distribution.

What will happen to the listing of Pinnacle common stock?	Immediately after the distribution of OpCo common stock and as a result of the merger with GLPI, Pinnacle common stock will be delisted from NASDAQ.

Do I have appraisal rights in connection with the separation?	No. Holders of Pinnacle common stock are not entitled to appraisal rights in connection with the separation or the merger.

Are there risks to owning OpCo common stock?	Yes. Our business is subject to both general and specific risks relating to our business, our relationship with PropCo (and, following the merger, with GLPI), the ability of OpCo to make the rent payments pursuant to the Master Lease and our being a stand-alone, publicly traded company. Our business is also subject to risks relating to the separation. These risks are described in the “Risk Factors” section of this information statement beginning on page 19. We encourage you to read that section carefully.

Where can Pinnacle stockholders get more information?	Before the separation, if you have any questions relating to the separation, you should contact:

Pinnacle Entertainment, Inc.

Investor Relations

3980 Howard Hughes Parkway

Las Vegas, NV 89169

(702) 541-7777

www.pnkinc.com

After the separation and the merger (in connection with which OpCo will have changed its corporate name to “Pinnacle Entertainment, Inc.”), if you have any questions relating to OpCo common stock, you should contact:

Pinnacle Entertainment, Inc.

Investor Relations

3980 Howard Hughes Parkway

Las Vegas, NV 89169

(702) 541-7777

www.pnkinc.com

After the separation, if you have any questions relating to the distribution of OpCo shares, you should contact:

American Stock Transfer and Trust Company

6201 15th Ave

Brooklyn, NY 11219

(800) 937-5449

www.amstock.com

Summary of the Separation

The following is a summary of the material terms of the separation and other related transactions.

Distributing Company	Pinnacle. After the distribution, Pinnacle will not own any shares of OpCo common stock.

Distributed Company	OpCo, a Delaware corporation and a wholly owned subsidiary of Pinnacle that was formed to hold all of Pinnacle’s operating assets and liabilities and the Belterra Park property and excess land at certain locations. After the distribution, OpCo will be a stand-alone, publicly traded company.

Distribution Ratio	Each holder of Pinnacle common stock will receive one share of OpCo common stock for each share of Pinnacle common stock held on [●], 2016. Cash will be distributed in lieu of fractional shares, as described below.

Distributed Securities	All of the shares of OpCo common stock owned by Pinnacle, which will be 100% of OpCo common stock outstanding immediately prior to the distribution. Based on the approximately [●] shares of Pinnacle common stock outstanding on [●], 2016 and applying the distribution ratio of one share of OpCo common stock for each share of Pinnacle common stock, approximately [●] shares of OpCo common stock will be distributed to Pinnacle stockholders who hold Pinnacle common stock as of the record date. The number of shares that Pinnacle will distribute to its stockholders will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of our common stock.

Fractional Shares	Pinnacle will not distribute any fractional shares of OpCo common stock to its stockholders. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders as described in “The Separation — U.S. Federal Income Tax Considerations Relating to the Distribution,” included elsewhere in this information statement.

Distribution Agent	American Stock Transfer and Trust Company.

Record Date	The record date for the distribution is the close of business on [●], 2016.

Distribution Date	The distribution date is [●], 2016.

Distribution	On the distribution date, Pinnacle, with the assistance of American Stock Transfer and Trust Company, the distribution agent, will electronically issue shares of OpCo common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your shares of Pinnacle common stock or take any other action to receive your shares of OpCo common stock. If you sell shares of Pinnacle common stock in the “regular-way” market, up to and including through the distribution date, you will be selling your right to receive shares of OpCo common stock in the distribution. Registered stockholders will receive additional information from the distribution agent shortly after the distribution date. Following the distribution, stockholders whose shares are held in book-entry form may request that their shares of OpCo common stock be transferred to a brokerage or other account at any time, without charge. Beneficial stockholders that hold shares through a brokerage firm will receive additional information from their brokerage firms shortly after the distribution date.

OpCo Cash Payment	OpCo will pay to Pinnacle at the time of the distribution the OpCo Cash Payment. Assuming the distribution and merger are consummated on April 28, 2016, we estimate that the OpCo Cash Payment will be $829.8 million and will be distributed to PropCo and used to satisfy a portion of Pinnacle’s existing indebtedness (the remainder of such indebtedness will be satisfied by GLPI in connection with the merger). See “The Separation — OpCo Cash Payment” included elsewhere in this Information Statement.

Plan of Reorganization	Set forth below are diagrams depicting the plan of reorganization of Pinnacle, pursuant to which Pinnacle’s real estate assets (except for Belterra Park property and excess land at certain locations) will be separated from its operating assets (with such operating assets being transferred to OpCo or its subsidiaries), as well as the subsequent spin-off of OpCo and merger of PropCo with GLPI.

Conditions to the Distribution	The distribution of OpCo common stock is subject to the satisfaction of certain conditions, including without limitation:

•	each of the conditions to Merger Agreement has been fulfilled or waived (other than those conditions that by their nature can only be satisfied at the closing of the merger, provided that such conditions are capable of being satisfied) and GLPI has confirmed to Pinnacle in writing that it is prepared to consummate the merger, subject only to the distribution;

•	each of the transaction documents contemplated by the Merger Agreement and the Separation and Distribution Agreement shall having been duly executed and delivered by the parties thereto;

•	the plan of reorganization to effectuate the separation having been substantially completed in accordance with the plan of reorganization;

•

the Form 10, of which this information statement is a part, filed with the Securities and Exchange Commission (“SEC”) in connection with the separation has been declared effective by the SEC and no stop order suspending the effectiveness of the Form 10 shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and the information statement shall have been mailed to holders of Pinnacle common stock as of the record date of the distribution;

•	prior to the date of the distribution, such registration statements on Form S-8 as are necessary to register the equity awards of OpCo held by or made available to directors and employees of OpCo has been filed with the SEC;

•	all actions and filings with respect to the OpCo common stock necessary under applicable federal, state or foreign securities or “blue sky” laws and the rules and regulations thereunder having been taken and, where applicable, become effective or been accepted;

•	OpCo will have obtained an opinion from a nationally-recognized valuation or accounting firm or investment bank, as to the adequacy of surplus under the laws of the State of Delaware to effect the distribution and the OpCo Cash Payment, and as to the solvency of OpCo and PropCo after giving effect to the distribution and the OpCo Cash Payment in a form reasonably satisfactory to OpCo and Pinnacle;

•	the OpCo common stock to be delivered in the distribution has been accepted for listing on a national securities exchange, subject to compliance with applicable listing requirements; and

•	no injunction by any court or other tribunal of competent jurisdiction has been entered and continue to be in effect and no law has been adopted or be effective preventing consummation of the distribution or any of the transactions contemplated by the Merger Agreement.

Stock Exchange Listing	We have filed an application to list shares of OpCo common stock on NASDAQ under the ticker symbol “PNK.” We anticipate that on or shortly prior to the record date, trading of shares of OpCo common stock will begin on a “when-issued” basis and will continue up to and including through the distribution date. See “The Separation — Trading Between the Record Date and Distribution Date,” included elsewhere in this information statement.

Trading Market and Symbol	We have filed an application to list OpCo common stock on NASDAQ under the symbol “PNK.” We anticipate that trading in shares of OpCo common stock will begin on a “when-issued” on or shortly before and will continue up to and including through the distribution date. Shares of OpCo common stock will begin to trade on a “regular-way” basis on the first trading day following the distribution.

Dividend Policy	We do not expect to declare dividends in the short term. We currently intend to retain earnings to support OpCo’s operations,

finance the growth and development of our business and pay down indebtedness. The declaration and payment of any future dividends by OpCo will be subject to the discretion of OpCo’s Board and will depend upon many factors, including our financial condition, earnings, capital requirements of OpCo’s operating subsidiaries, legal requirements, regulatory constraints and other factors deemed relevant by OpCo’s Board.

Risks Relating to Ownership of Our Common Stock and the Distribution	Our business is subject to both general and specific risks and uncertainties relating to our business, our leverage, our relationship with GLPI, our ability to make the lease payments under the Master Lease, and our being a stand-alone, publicly traded company. Our business is also subject to risks relating to the separation. You should read carefully “Risk Factors,” beginning on page 19 in this information statement.

Tax Consequences of the Distribution	The receipt by a stockholder of shares of OpCo common stock in the distribution (including any fractional shares sold on such holder’s behalf) will generally be a taxable dividend to the extent of such holder’s ratable share of Pinnacle’s current and accumulated earnings and profits, with the excess treated first as a non-taxable return of capital to the extent of such holder’s tax basis in its shares of Pinnacle common stock and then as capital gain. For a more detailed discussion see “The Separation — U.S. Federal Income Tax Considerations Relating to the Distribution,” included elsewhere in this information statement.

Holders should consult their tax advisors about the particular consequences of the distribution to them, including the application of state, local and foreign tax laws.

Certain Agreements with PropCo and GLPI

In connection with the distribution, we will enter into a Separation and Distribution Agreement and several other agreements with PropCo and GLPI, including an Employee Matters Agreement and a Master Lease, pursuant to which PropCo (and following the merger, a subsidiary of GLPI, as the successor by merger), as landlord, will lease to a wholly owned subsidiary of OpCo, as tenant, certain real estate properties that will be owned by GLPI following the merger, to effect the separation and distribution and provide a framework for our relationship with PropCo and GLPI after the separation and the merger. Though these agreements will be related-party agreements at the time such agreements are entered into, such agreements were negotiated with GLPI on an arm’s length basis and may not be modified without GLPI’s prior written consent. We have also entered into a Tax Matters Agreement with Pinnacle and GLPI that generally governs the parties’ respective rights and obligations after the separation and the merger with respect to certain tax matters. These agreements will govern the relationships between OpCo and GLPI subsequent to the completion of the separation plan and the merger and provide for the allocation between OpCo and PropCo (and after the completion of the merger, GLPI) of Pinnacle’s assets, liabilities and obligations attributable to periods prior to OpCo’s separation from Pinnacle. For a discussion of these arrangements, see “Certain Relationships and Related Party Transactions,” included elsewhere in this information statement.

Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial Information

The following tables present certain summary consolidated financial data for OpCo as of and for the years ended December 31, 2015, 2014 and 2013. The December 31, 2015, 2014 and 2013 data are derived from Pinnacle’s historical audited consolidated financial statements and accompanying notes thereto. Pinnacle’s historical audited consolidated financial statements and accompanying notes thereto have been determined to represent OpCo based on the conclusion that, for accounting purposes, the spin-off of OpCo should be evaluated as the reverse of its legal form under the requirements of Accounting Standards Codification Subtopic 505-60 (“ASC”), Spinoff and Reverse Spinoffs, resulting in OpCo being considered the accounting spinnor and PropCo the accounting spinnee. The gaming facilities acquired by GLPI, which will be leased back by OpCo under the Master Lease, will not qualify for sale-leaseback accounting and therefore the Master Lease will be accounted for as a financing obligation and the gaming facilities will remain on OpCo’s Consolidated Financial Statements. Because the data in these tables are only a summary, you should read the consolidated financial statements and condensed consolidated financial statements, including the related notes included elsewhere in this information statement, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement. Historical results are not necessarily indicative of the results to be expected for any future periods.

The table below also sets forth unaudited summary pro forma condensed financial information for the year ended December 31, 2015, which has been derived from the unaudited pro forma condensed consolidated financial information included in this information statement under “Unaudited Pro Forma Condensed Consolidated Financial Information” and which should be read in conjunction with the presentation of such information, including the accompanying notes thereto and Pinnacle’s historical consolidated financial statements and condensed consolidated financial statements. The unaudited pro forma condensed consolidated financial information gives effect to events that are directly attributable to the spin-off of OpCo as a newly formed corporation and separation of Pinnacle’s real estate assets (except the Belterra Park property and excess land at certain locations which, as a result of negotiations with GLPI, shall be transferred to OpCo) from its operations business, as if each had occurred on January 1, 2015, in the case of income statement data and other financial data derived therefrom, and gives effect to these transactions on December 31, 2015, in the case of balance sheet data and other financial data derived therefrom. To effect this separation, Pinnacle’s operations, the Belterra Park property and excess land at certain locations will be transferred to OpCo or its subsidiaries, which will be spun-off as a publicly traded company, following which PropCo will merge with and into a wholly owned subsidiary of GLPI, with OpCo operating the gaming facilities acquired by GLPI under the Master Lease. However, there can be no assurance that the spin-off and merger will be completed. The unaudited summary pro forma consolidated financial information should not be considered indicative of actual results that would have been achieved had the spin-off and merger occurred on the respective dates indicated and does not purport to indicate balance sheet information or results of operations as of any future date or for any future period. We cannot assure you that the assumptions used in the preparation of the unaudited consolidated pro forma financial information will prove to be correct.

	Historical			Pro Forma
	Year Ended December 31,			Year Ended December 31, 2015
	2013	2014	2015
				(Unaudited)
(dollars in thousands, except per share data)

Statement of operations data:
Revenues	$1,487,836	$2,210,543	$2,291,848	$2,291,848
Operating income	104,387	310,473	301,166	313,460
Consolidated Adjusted EBITDA(a)	370,681	584,823	617,020	617,131
Income (loss) from continuing operations	(133,381)	38,331	42,115	(80,262)

Income (loss) from continuing operations per common share - basic	$(2.27)	$0.64	$0.71	$(1.29)

Income (loss) from continuing operations per common share - diluted	$(2.27)	$0.62	$0.68	$(1.29)

(a) Consolidated Adjusted EBITDA is a non-GAAP measurement. OpCo defines Consolidated Adjusted EBITDA as earnings before interest income and expense, income taxes, depreciation, amortization, pre-opening and development expenses, non-cash share-based compensation, asset impairment costs, write-downs, reserves, recoveries, corporate-level litigation settlement costs, gain (loss) on sale of certain assets, loss on early extinguishment of debt, gain (loss) on sale of equity security investments, income (loss) from equity method investments, non-controlling interest and discontinued operations. Consolidated Adjusted EBITDA is a useful measure because it is used by management as a performance measure to analyze the performance of OpCo’s business, and is especially relevant in evaluating large, long-lived casino-hotel projects because it provides a perspective on the current effects of operating decisions separated from the substantial non-operational depreciation charges and financing costs of such projects. OpCo eliminates the results from discontinued operations as they are discontinued. OpCo also reviews pre-opening and development expenses separately as such expenses are also included in total project costs when assessing budgets and project returns, and because such costs relate to anticipated future revenues and income. OpCo believes that Consolidated Adjusted EBITDA is a useful measure for investors because it is an indicator of the strength and performance of ongoing business operations, including OpCo’s ability to service debt and fund capital expenditures, acquisitions and operations. This calculation is commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare operating performance and value of companies within OpCo’s industry. In addition, we expect OpCo’s credit agreement and bond indentures will require compliance with financial measures similar to Consolidated Adjusted EBITDA. Consolidated Adjusted EBITDA should not be considered as an alternative to operating income as an indicator of performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure provided in accordance with GAAP. OpCo’s calculation of Consolidated Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

A reconciliation from Consolidated Adjusted EBITDA to income (loss) from continuing operations is as follows:

	Historical			Pro Forma
	Year Ended December 31,			Year Ended December 31,
(dollars in thousands)	2013	2014	2015	2015
				(Unaudited)
Consolidated Adjusted EBITDA	$370,681	$584,823	$617,020	$617,131
Depreciation and amortization	(148,456)	(241,062)	(242,550)	(242,550)
Pre-opening, development and other costs	(89,009)	(12,962)	(14,247)	(2,064)
Non-cash share-based compensation	(11,564)	(13,939)	(17,789)	(17,789)
Impairment of goodwill	-	-	(4,757)	(4,757)
Impairment of other intangible assets	(10,000)	-	(33,845)	(33,845)
Write-downs, reserves and recoveries, net	(7,265)	(6,387)	(2,666)	(2,666)
Loss on early extinguishment of debt	(30,830)	(8,234)	-	-
Loss from equity method investment	(92,181)	(165)	(83)	(83)
Interest expense, excluding interest expense from Master Lease, net of capitalized interest	(169,812)	(252,647)	(244,408)	(49,391)
Interest expense from Master Lease financing obligation	-	-	-	(330,216)
Income tax benefit (expense)	55,055	(11,096)	(14,560)	(14,032)

Income (loss) from continuing operations	$(133,381)	$38,331	$42,115	$(80,262)

	Historical			Pro Forma
	As of December 31,			As of December 31,
	2013	2014	2015	2015
				(Unaudited)
(dollars in thousands)

Balance Sheet Data:
Cash, restricted cash and equivalents	$203,530	$170,321	$164,034	$164,034
Total assets	5,121,745	4,802,450	4,530,911	4,212,687
Total long-term debt (including current portion)	4,342,370	3,955,422	3,627,735	928,571
Total financing obligation (including current portion)	-	-	-	2,780,892
Stockholders’ equity	225,170	289,382	363,509	201,471

RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information set forth in this information statement. The risk factors generally have been separated into three groups: (i) risks relating to the separation, (ii) risks relating to our business following the separation and (iii) risks relating to our common stock. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our company in each of these categories of risks. However, the risks and uncertainties our company faces are not limited to those set forth in the risk factors described below. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on our business, financial condition or results of operations. In such case, the trading price of our common stock could decline.

Risks Relating to the Separation

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Pinnacle.

As a new, publicly traded company, we believe that our business will benefit from, among other things, allowing our management to design and implement strategies that are based primarily on the characteristics of our operating business, allowing us to focus our time and financial resources wholly on our own operations and implement and maintain a capital structure designed to meet our own specific needs. We may not be able to achieve some or all of the benefits that we expect to achieve as a new operating company or such benefits may be delayed or may not occur at all.

Our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a publicly traded company and may not be a reliable indicator of our future results.

The historical and pro forma financial statements we have included in this information statement may not reflect what our business, financial position or results of operations would have been had we been a publicly traded company during the periods presented or what our results of operations, financial position and cash flows will be in the future when we are a stand-alone company. In connection with the distribution, significant changes have occurred in our cost structure, financing and business operations as a result of our operation as a stand-alone company separate from Pinnacle and our entering into transactions with PropCo that have not existed historically, including the rent payment obligations under the Master Lease. For additional information about our past financial performance and the basis of presentation of our financial statements, please see “Selected Historical Financial Information,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this information statement.

Pinnacle’s and GLPI’s inability to obtain all material authorizations, consents, approvals and clearances of third parties including U.S. federal, state and local governmental agencies (“Third-Party Approvals”) in connection with the distribution and merger may have a material adverse effect on Pinnacle’s ability to consummate the distribution.

There are numerous Third-Party Approvals that Pinnacle and GLPI must obtain in connection with the distribution and the restructuring of Pinnacle’s business in connection therewith, including approvals by gaming and regulatory authorities in various jurisdictions. In some cases, these approvals must be obtained before the distribution can be completed. Although Pinnacle and GLPI have commenced the process of seeking the necessary Third-Party Approvals required in connection with the distribution, they currently do not have all the necessary Third-Party Approvals. There is no assurance that Pinnacle and GLPI will be able to obtain these Third-Party Approvals.

The distribution could give rise to disputes or other unfavorable effects, which could have a material adverse effect on our business, financial position and results of operations.

Disputes with third parties could arise out of the distribution, and we could experience unfavorable reactions to the distribution from employees, credit ratings agencies, regulators or other interested parties. These disputes and reactions of third parties could have a material adverse effect on our business, financial position and results of operations. In addition, following the distribution and merger between PropCo and GLPI, disputes between OpCo (and its subsidiaries) and GLPI could arise in connection with any of the Separation and Distribution Agreement, the Master Lease, the Tax Matters Agreement, the Employee Matters Agreement or other agreements.

In the event we fund the Bridge Facility to consummate the transactions, we may face challenges in refinancing the resulting debt within the short period of time required.

We have received commitments from lenders for the Bridge Facility. In the event that credit markets and capital markets deteriorate between now and the time of the closing of the transactions, we may need to fund the Bridge Facility to consummate the transactions with GLPI. If funded, the loans under the Bridge Facility would mature and become due on the first anniversary of the funding of the closing of the transactions. Since the Bridge Facility’s maturity is within one year of funding, generally accepted accounting principles would require that amounts outstanding under the Bridge Facility, which amounts would be substantial, be treated as a current liability at the time of the closing of the transactions, which may lead to a “going concern” or like qualification or exception from our auditors with respect to our 2016 audited financial statements.

As a result, we would need to access capital markets and other credit markets necessary to refinance the Bridge Facility, which will depend upon market conditions at that time.

We cannot assure you that conditions in capital markets or other credit markets will be sufficient after we fund the Bridge Facility to refinance the Bridge Facility or that we will be able to obtain additional financing on terms we find acceptable or without substantial expense. If we raise the necessary funds through the issuance of additional equity, your ownership in us may be diluted. If we are not able to repay the Bridge Facility when it becomes due, or we are unable to refinance the Bridge Facility on favorable terms at or prior to such time, our interest costs could increase and/or our creditors could proceed against the collateral that secures the Bridge Facility. The failure to obtain new debt on favorable or reasonable terms to replace the Bridge Facility could have material adverse effect on our results of operations, financial condition and cash flows and would likely reduce the market price of our common stock.

Our potential indemnification liabilities pursuant to the Separation and Distribution Agreement could materially adversely affect us.

The Separation and Distribution Agreement between OpCo and PropCo will provide for, among other things, the principal corporate transactions required to effect the distribution, certain conditions to the distribution and provisions governing the relationship between us and PropCo with respect to and resulting from the separation. For a description of the Separation and Distribution Agreement, see “Certain Relationships and Related Party Transactions — Agreements with PropCo — Separation and Distribution Agreement.” Among other things, the Separation and Distribution Agreement will provide for indemnification obligations designed to make us financially responsible for substantially all liabilities relating to or arising out of Pinnacle’s historical business, including tax matters and environmental matters. If we are required to indemnify PropCo under the circumstances set forth in the Separation and Distribution Agreement, we may be subject to substantial liabilities.

In connection with OpCo’s separation from Pinnacle, pursuant to the Separation and Distribution Agreement, PropCo will indemnify us for certain liabilities, and GLPI will guarantee such indemnification. However, there can be no assurance that these indemnities will be sufficient to insure OpCo against the full amount of such liabilities, or that PropCo’s ability to satisfy (or GLPI’s ability to guarantee) its indemnification obligations will not be impaired in the future. Third parties could also seek to hold OpCo responsible for any of the liabilities that PropCo will agree to retain, and there can be no assurance that PropCo or GLPI will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from PropCo or GLPI any amounts for which we are held liable, we may be temporarily required to bear these losses while seeking recovery from PropCo or GLPI.

A court could deem the distribution of the OpCo common stock by Pinnacle to be a fraudulent conveyance and void the transaction or impose substantial liabilities upon us.

If the transaction is challenged by a third party, a court could deem the distribution by Pinnacle of our common stock or certain internal restructuring transactions undertaken by us in connection with the distribution to be a fraudulent conveyance or transfer. Fraudulent conveyances or transfers are defined to include transfers made or obligations incurred with the actual intent to hinder, delay or defraud current or future creditors or transfers made or obligations incurred for less than reasonably equivalent value when the debtor was insolvent, or that rendered the debtor insolvent, inadequately capitalized or unable to pay its debts as they become due. In such circumstances, a court could void the transactions or impose substantial liabilities upon us, which could adversely affect our financial condition and our results of operations. Among other things, the court could require our stockholders to return to us some or all of the shares of our common stock issued in the distribution or require us to fund liabilities of other companies involved in the restructuring transactions for the benefit of creditors. Whether a transaction is a fraudulent conveyance or transfer will vary depending upon the laws of the applicable jurisdiction.

Following the separation, OpCo will be a new publicly traded company with no operating history and we may be unable to operate as a stand-alone, publicly traded company.

Prior to the separation, Pinnacle owned or leased the gaming and hospitality establishments and other real property on which it operated its business. Following the separation, OpCo will operate fourteen of its gaming properties pursuant to a Master Lease with GLPI. OpCo will have less collateral to secure new financings and our market capitalization will be substantially smaller than Pinnacle prior to the separation. As a result, OpCo’s ability to obtain debt financings and to access the capital markets may be on less favorable terms than existed for Pinnacle prior to the separation. In addition, OpCo will be required to make a rent payment to GLPI of a substantial portion of its cash flows from operations.

While we expect that our employees and executive officers will remain the same as under Pinnacle, we cannot assure you that this will be the case following the separation. In the event that employees and executive officers leave OpCo, we may not be able to replace them. The loss of one or more key employees or executive officers may have a material adverse impact on our business and results of operations.

In addition, OpCo will be a new public company that will have no operating history as an independent public company and there will be many costs and expenses associated with OpCo running its business similar to how Pinnacle operated prior to the separation. Because our business has not been operated as a stand-alone company, we cannot assure you that we will be able to successfully implement the changes necessary to operate independently or that we will not incur additional costs operating independently that would have a negative effect on our business, results of operations or financial condition.

Risks Relating to Our Business Following the Separation

Our business is particularly sensitive to reductions in consumers’ discretionary spending as a result of downturns in the economy or other changes we cannot accurately predict.

Demand for entertainment and leisure activities is sensitive to consumers’ disposable incomes, and thus demand can be affected by changes in the economy that we cannot predict. We compete with a broad range of entertainment and leisure activities and consumer preferences may change. Perceived or actual unfavorable changes in general economic conditions, including recession, economic slowdown, high unemployment levels, the housing and credit crises, high fuel or other transportation costs, and changes in consumer confidence may reduce disposable income of our customers or result in fewer patrons visiting our casinos. As a result, we cannot ensure that demand for entertainment and leisure activities will not be adversely affected or that customers will continue to want to frequent our facilities or continue to spend money at our facilities. Many of our younger customers do not play slot machines, which is where we derive the majority of our revenue. In the event that our customers do not use slot machines, this may have an adverse effect on our results of operations. Continued adverse developments affecting economies throughout the world, including a general tightening of the availability of credit, potentially rising interest rates, increasing energy costs, rising prices, inflation, acts of war or terrorism, natural disasters, declining consumer confidence or significant declines in the stock market could lead to a reduction in discretionary spending on entertainment and leisure activities, which could adversely affect our business, financial condition and results of operations. Deterioration in operating results could affect our liquidity and our ability to comply with financial covenant ratios, other covenants and requirements in our proposed debt financing and our ability to pay rent and comply with the terms of the Master Lease, discussed in other risk factors below.

The gaming industry is very competitive and increased competition, including through legislative legalization or expansion of gaming by states in or near where we operate facilities or through Native American gaming facilities and internet gaming, could adversely affect our financial results.

We face significant competition in all of the areas in which we operate. Increased competitive pressures may adversely affect our ability to continue to attract customers or affect our ability to compete efficiently. We have a number of strategic alliances to compete with other competitors. The loss of one or more of these strategic alliances may adversely affect our business.

Several of the facilities on which we operate are located in jurisdictions that restrict gaming to certain areas and/or may be affected by state laws that currently prohibit or restrict gaming operations. Economic difficulties faced by state governments could lead to intensified political pressures for the legalization of gaming in jurisdictions where it is currently prohibited. The legalization of gaming in such jurisdictions could be an expansion opportunity for us, or create competitive pressure, depending on where the legalization occurs and our ability to capitalize on it. Our ability to attract customers to the existing casinos on which we operate could be significantly and adversely affected by the legalization or expansion of gaming in new jurisdictions, including, in particular, Colorado, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Mississippi, Missouri, Nebraska, Ohio, Oklahoma and Texas areas where our customers may also visit, and by the development or expansion of Native American casinos in areas where our customers may visit.

In addition, because global economic pressures have reduced the revenues of state governments from traditional tax sources, voters and state legislatures may be more sympathetic to proposals authorizing or expanding gaming in those jurisdictions. We also face the risk that existing casino licensees will expand their operations and the risk that Native American gaming will continue to grow.

In December 2014, a new casino resort, Golden Nugget Casino, opened adjacent to and in competition with our L’Auberge Lake Charles property. In addition, a new casino resort opened in December 2015 in D’lberville, Mississippi, which will provide additional competition to our Boomtown New Orleans and L’Auberge Baton Rouge properties and a racetrack located outside of Cincinnati is adding instant racing machines in 2016, which will provide increased competition for our Belterra Park and Belterra properties.

In Nebraska, there is an effort to gather signatures for a referendum for a vote to allow casinos at racetracks. If casinos at racetracks became legal in Nebraska, this would provide increased competition for our Ameristar Council Bluffs property.

From time to time, our competitors refurbish, rebrand or expand their casino offerings, which could function to increase competition. In addition, changes in ownership may result in improved quality of our competitors’ facilities, which may make such facilities more competitive.

We face competition from racetracks that offer VLT’s, including seven operating in Ohio, one of which is our property, Belterra Park. In addition, a racetrack located outside of Cincinnati is adding instant racing machines in 2016, which will provide increased competition for our Belterra Park and Belterra Resort properties. On July 24, 2013, the Ohio Supreme Court agreed to determine whether opponents of VLT’s have standing to challenge the decision to allow VLT’s at the state’s seven horse racetracks. The opponents assert that expanding the Ohio lottery by allowing VLT’s was an unconstitutional expansion of gaming in Ohio. A lower court ruled that the opponents lacked legal standing in the case. That decision was appealed and unanimously upheld by the 10th Circuit Court of Appeals. The opponents appealed again and the Ohio Supreme Court heard the case in June 2015. We do not know how the Ohio Supreme Court will rule and what impact, if any, the ruling may have on VLT operations at racetracks in Ohio.

We also compete with other forms of legalized gaming and entertainment such as bingo, pull-tab games, card parlors, sports books, pari-mutuel or telephonic betting on horse and dog racing, state-sponsored lotteries, instant racing machines, VLTs, video poker terminals and, in the future, we may compete with gaming or entertainment at other venues. Furthermore, competition from internet lotteries and other internet wagering gaming services, which allow their customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could divert customers from the facilities we operate and thus adversely affect our business. Such internet wagering services are likely to expand in future years and become more accessible to domestic gamblers as a result of recently announced U.S. Department of Justice positions related to the application of federal laws to intrastate internet gaming and initiatives in some states to consider legislation to legalize intrastate internet wagering. In particular, certain states including Nevada, Delaware and New Jersey passed legislation to authorize various forms of intrastate internet gaming. Notably, in February 2013, Nevada amended its internet gaming law to permit Nevada licensed internet providers to commence internet poker and to allow the state to enter into agreements with other states to create multi-state poker wagering, and in February 2013, New Jersey enacted legislation authorizing intrastate internet gaming through Atlantic City casinos, which went into effect in November 2013. The law in this area has been rapidly evolving, and additional legislative developments may occur at the federal and state levels that would accelerate the proliferation of certain forms of internet gaming in the United States.

Our gaming operations rely heavily on technology services provided by third parties. In the event that there is an interruption of these services to us, it may have an adverse effect on our operations and financial conditions.

We engage a number of third parties to provide gaming operating systems for the facilities we operate. As a result, we rely on such third parties to provide uninterrupted services to us in order to run our business efficiently and effectively. In the event one of these third parties experiences a disruption in its ability to provide such services to us (whether due to technological difficulties or power problems), this may result in a material disruption at the casinos on which we operate and have a material effect on our business, operating results and financial condition.

Any unscheduled interruption in our technology services is likely to result in an immediate, and possibly substantial, loss of revenues due to a shutdown of our gaming operations, cloud computing and lottery systems. Such interruptions may occur as a result of, for example, catastrophic events or rolling blackouts. Our systems are also vulnerable to damage or interruption from earthquakes, floods, fires, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks and similar events.

Our business may be harmed from cyber security risk and we may be subject to legal claims if there is loss, disclosure or misappropriation of or access to our guests’ or our business partners’ or our own information or other breaches of our information security.

We make extensive use of online services and centralized data processing, including through third party service providers. The secure maintenance and transmission of customer information is a critical element of our operations. Our information technology and other systems that maintain and transmit guest information, or those of service providers, business partners, or employee information may be compromised by a malicious third party penetration of our network security, or that of a third party service provider or business partner, or impacted by intentional or unintentional actions or inactions by our employees, or those of a third party service provider or business partner. As a result, our guests’ information may be lost, disclosed, accessed or taken without our guests’ consent.

In addition, third party service providers and other business partners process and maintain proprietary business information and data related to our guests, suppliers and other business partners. Our information technology and other systems that maintain and transmit this information, or those of service providers or business partners, may also be compromised by a malicious third party penetration of our network security or that of a third party service provider or business partner, or impacted by intentional or unintentional actions or inactions by our employees or those of a third party service provider or business partner. As a result, our business information, guest, supplier, and other business partner data may be lost, disclosed, accessed or taken without their consent.

Any such loss, disclosure or misappropriation of, or access to, guests’ or business partners’ information or other breach of our information security can result in legal claims or legal proceedings, including regulatory investigations and actions, may have a serious impact on our reputation and may adversely affect our businesses, operating results and financial condition. Furthermore, the loss, disclosure or misappropriation of our business information may adversely affect our reputation, businesses, operating results and financial condition.

We will be required to pay a significant portion of our cash flows pursuant to and subject to the terms and conditions of the Master Lease, which could adversely affect our ability to fund our operations and growth and limit our ability to react to competitive and economic changes.

We will be required to pay a significant portion of our cash flow from operations to GLPI pursuant to and subject to the terms and conditions of the Master Lease. Under the Master Lease, the initial annual aggregate rent payable by Pinnacle MLS, LLC, the tenant under the Master Lease, will be $377 million. As a result of our significantly reduced cash flow, our ability to fund our own operations or development projects, raise capital, make acquisitions and otherwise respond to competitive and economic changes may be adversely affected. For example, our obligations under the Master Lease may:

●	make it more difficult for us to satisfy our obligations with respect to our indebtedness and to obtain additional indebtedness;

●	increase our vulnerability to general or regional adverse economic and industry conditions or a downturn in our business;

●	require us to dedicate a substantial portion of our cash flow from operations to making lease obligation payments, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

●	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

●	restrict our ability to raise capital, make acquisitions, divestitures and engage in other significant transactions.

Any of the above listed factors could have a material adverse effect on our business, financial condition and results of operations.

The following are certain provisions of the Master Lease which restrict our ability to freely operate and could have an adverse effect on our business and financial condition:

●	Escalations in Rent – We are obligated to pay base rent under the Master Lease, and base rent is composed of building base rent and land base rent. After the first year of the Master Lease term,

building base rent is subject to an annual escalation of up to two percent (2%) and we are required to pay the escalated building base rent regardless of our revenues, cash flow or general financial condition.

●	Variable Rent – We are obligated to pay percentage rent under the Master Lease, which is re-calculated every two years. Such percentage rent shall equal four percent (4%) of the excess (if any) of (i) the average net revenues for the trailing two-year period over (ii) fifty percent (50%) of the trailing twelve (12) months net revenues as of the month ending immediately prior to the execution of the Master Lease. We may be required to pay an increase in percentage rent based on increases in net revenues without a corresponding increase in our profits.

●	New Developments – If we contemplate developing or building a new facility which is located within a sixty (60) mile radius of a facility that will be subject to the Master Lease, the annual percentage rent due from the affected existing facility subject to the Master Lease may thereafter be subject to a floor. Therefore, our percentage rent may not decline as a result of a subsequent decline in revenues at the leased properties.

●	Guaranty by Parent – In connection with certain assignments of the Master Lease, the ultimate parent company of such assignee of the Master Lease must execute a guaranty and shall be required to be solvent. Such requirement may limit our ability to freely assign the Master Lease or pursue certain transactions.

●	Master Lease Guaranties – The Master Lease will be guaranteed by Tenant’s parent and certain subsidiaries of Tenant (the “Guarantors”). A default under any of the Master Lease guaranties that is not cured within applicable grace periods will constitute an event of default under the Master Lease.

●	Cross-Defaults – If Tenant or any of the Guarantors fail to pay or bond final judgments aggregating in excess of $100 million, and such judgments are not discharged, waived or stayed within 45 days, an event of default will arise under the Master Lease.

●	GLPI’s Mortgage Financing – Tenant and the Guarantors have agreed to satisfy certain non-monetary obligations that may be imposed if GLPI mortgages the properties that are subject to the Master Lease. These non-monetary mortgage obligations may include, among other similar items, compliance with covenants related to the maintenance and repair of such properties, the procurement of insurance policies, and the operation of the properties in compliance with the mortgage documents; provided, that such obligations cannot adversely increase Tenant’s non-monetary obligations under the Master Lease or diminish Tenant’s rights under the Master Lease, each in any material respect. A default by Tenant or the Guarantors under these non-monetary obligations that results in an acceleration of GLPI’s mortgage financing will constitute an event of default under the Master Lease.

●	Effect of End of Term or Not Renewing the Master Lease – If we do not renew the Master Lease at the stipulated renewals or we do not enter into a new Master Lease at the end of the term, we will be required to sell the business of the Tenant. If we cannot agree upon acceptable terms of sale with a qualified successor tenant within a three (3) month period after potential successive tenants are identified, GLPI will select the successor tenant to purchase the Tenant’s business through a competitive auction. If this occurs, we will be required to transfer the Tenant’s business to the highest bidder at the auction, subject to regulatory approvals.

●	Accounting Treatment – The Master Lease will not qualify for sale-leaseback accounting treatment, which results in the Master Lease being presented as a financing obligation in our financial statements in accordance with GAAP. As a result, our financial statements will look materially different than the financial statements would have looked had the Master Lease qualified for sale-leaseback accounting treatment, which could impact the demand for our common stock.

Substantially all of our gaming facilities will be leased and could experience risks associated with leased property, including risks relating to lease termination, lease extensions, charges and our relationship with GLPI, which could have a material adverse effect on our business, financial position or results of operations.

Our wholly owned subsidiary, Pinnacle MLS, LLC, will lease fourteen of the gaming facilities we operate pursuant to the Master Lease. The Master Lease provides that GLPI may terminate the lease for a number of reasons, including, subject to applicable cure periods, the default in any payment of rent, taxes or other payment obligations or the breach of any other covenant or agreement in the lease. Termination of the Master Lease could result in a default under our debt agreements and could have a material adverse effect on our business, financial position or results of operations. There can also be no assurance that we will be able to comply with our obligations under the Master Lease in the future.

The Master Lease is a “triple-net lease.” Accordingly, in addition to rent, we will be required to pay among other things the following: (i) all facility maintenance, (ii) all insurance required in connection with the leased properties and the business conducted on the leased properties, (iii) taxes levied on or with respect to the leased properties (other than taxes on the income of the lessor) and (iv) all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties. We are responsible for incurring the costs described in the preceding sentence notwithstanding the fact that many of the benefits received in exchange for such costs shall in part accrue to GLPI as owner of the associated facilities. In addition, if some of our leased facilities should prove to be unprofitable, we could remain obligated for lease payments and other obligations under the Master Lease even if we decided to withdraw from those locations. We could incur special charges relating to the closing of such facilities including lease termination costs, impairment charges and other special charges that would reduce our net income and could have a material adverse effect on our business, financial condition and results of operations.

We face risks associated with growth and acquisitions.

We regularly evaluate opportunities for growth through development of gaming operations in existing or new markets, through acquiring other gaming entertainment facilities or through redeveloping our existing facilities. The expansion of our operations, whether through acquisitions, development or internal growth, could divert management’s attention and could also cause us to incur substantial costs, including legal, professional and consulting fees. It is uncertain that we will be able to identify, acquire, develop or profitably manage additional companies or operations or successfully integrate such companies or operations into our existing operations without substantial costs, delays or other problems. Additionally, it is uncertain that we will receive gaming or other necessary licenses or governmental approvals for our new projects or in jurisdictions that we have not operated in the past or that gaming will be approved in jurisdictions where it is not currently approved. Further, we may not obtain adequate financing for such opportunities on acceptable terms.

If we make new acquisitions or new investments, we may face additional risks related to our business, results of operations, financial condition, liquidity and ability to satisfy our financial covenants and comply with other restrictive covenants under our proposed debt financing.

We derived 30.1% and 29.9% of our revenues in 2015 from casinos located in Louisiana and Missouri, respectively, and are especially subject to certain risks, including economic and competitive risks, associated with the conditions in those areas and in the states from which we draw patrons.

Four of our fifteen facilities on which we operate are located in Louisiana. During 2015, we derived 30.1% of our revenues from these four casinos, including 15.5% from one of them, L’Auberge Lake Charles in Lake Charles, Louisiana. In addition, we derived 29.9% of our revenues from three casinos in the Missouri region during 2015.

Because we expect to derive a significant percentage of our revenues from operating facilities concentrated in two states, we are subject to greater risks from regional conditions than a gaming company operating facilities in several different geographies. A decrease in revenues from or increase in costs for one of these locations is likely to have a proportionally greater impact on our business and operations than it would for a gaming company with more geographically diverse facilities. Risks from regional conditions include the following:

●	regional economic conditions;

●	regional competitive conditions, including legalization or expansion of gaming in Louisiana (including in Lake Charles, Louisiana by Golden Nugget) or Missouri or in neighboring states;

●	reduced land and air travel due to increasing fuel costs or transportation disruptions;

●	inaccessibility of the area due to inclement weather, road construction or closure of primary access routes;

●	the outbreak of public health threats at any of our facilities, or in the areas in which they are located, or the perception that such threats exist; and

●	a decline in the number of visitors.

Our expected indebtedness (including our obligations under the Master Lease) and projected future borrowings could adversely affect our financial health; future cash flows may not be sufficient to meet our obligations, and we may have difficulty obtaining additional financing; and we may experience adverse effects of interest rate fluctuations.

There can be no assurance in the future that we will generate sufficient cash flow from operations or through asset sales to meet our expected long-term debt service obligations (including our obligations under the Master Lease). Our expected indebtedness (including our obligations under the Master Lease) and projected future borrowings could have important adverse consequences to us, such as:

●	making it more difficult for us to satisfy our obligations with respect to our expected indebtedness (including our obligations under the Master Lease);

●	limiting our ability to obtain additional financing without restructuring the covenants in our expected indebtedness to permit the incurrence of such financing;

●	requiring a substantial portion of our cash flow to be used for payments on the debt (including our obligations under the Master Lease) and related interest (as applicable), thereby reducing our ability to use cash flow to fund other working capital, capital expenditures and general corporate requirements;

●	limiting our ability to respond to changing business, industry and economic conditions and to withstand competitive pressures, which may affect our financial condition;

●	causing us to incur higher interest expense in the event of increases in interest rates on our borrowings that have variable interest rates or in the event of refinancing existing debt at higher interest rates;

●	limiting our ability to make investments, dispose of assets, pay cash dividends or repurchase stock;

●	increasing our vulnerability to downturns in our business, our industry or the general economy and restricting us from making improvements or acquisitions or exploring business opportunities;

●	placing us at a competitive disadvantage to competitors with less debt or greater resources; and

●	subjecting us to financial and other restrictive covenants in our indebtedness, the non-compliance with which could result in an event of default.

We cannot assure you that our business will generate sufficient cash flow from operations, that our anticipated revenue growth will be realized, or that future borrowings will be available to us under our proposed debt financing in amounts sufficient to enable us to pay our indebtedness (including our obligations under the Master Lease) or to fund our other liquidity needs. In addition, as we undertake substantial new developments or facility renovations or if we consummate significant acquisitions in the future, our cash requirements and our debt service requirements may increase significantly.

If we fail to generate sufficient cash flow from future operations to meet our expected debt service obligations (including our obligations under the Master Lease), we may need to refinance all or a portion of our debt on or before maturity. We cannot assure you that we will be able to refinance any of our debt on attractive terms, commercially reasonable terms or at all, particularly because of our anticipated high levels of debt and the debt incurrence restrictions imposed by the agreements expected to govern our debt.

Our expected borrowings under our proposed debt financing are at variable rates of interest which could expose us to market risk from adverse changes in interest rates. While we may enter into interest rate hedges in the future, we currently have no such interest rate hedges. If interest rates increase, our debt service obligations on the variable-rate indebtedness could increase significantly even though the amount borrowed would remain the same.

Our proposed indebtedness will impose restrictive covenants on us.

Our proposed debt financing will impose various customary negative covenants on us and our restricted subsidiaries. The restrictions that are expected to be imposed by these debt instruments include, among other obligations, limitations on our and our restricted subsidiaries’ ability to:

●	incur additional debt;

●	make payments on subordinated obligations;

●	make dividends or distributions and repurchase stock;

●	make investments;

●	grant liens on our property to secure debt;

●	enter into certain transactions with affiliates;

●	sell assets or enter into mergers or consolidations;

●	create dividend and other payment restrictions affecting our subsidiaries;

●	change the nature of our lines of business;

●	designate restricted and unrestricted subsidiaries; and

●	make material amendments to the Master Lease.

In addition, (x) the Bridge Facility will contain a maximum leverage ratio at a level to be agreed and to be measured on a quarterly basis and (y) the Takeout Facilities will contain (solely for the benefit of the lenders under the Term Loan A Facility and the Takeout Revolving Credit Facility) (a) a maximum senior secured net debt ratio of (i) 3.00 to 1.00 for the period from the first full fiscal quarter ending after the closing date through September 30, 2016; (ii) 2.75 to 1.00 from the fiscal quarter ending December 31, 2016 through the fiscal quarter ending March 31, 2017; and (iii) 2.50 to 1.00 thereafter, (b) a maximum consolidated total net leverage ratio of (i) 4.50 to 1.00 for the period from the first full fiscal quarter ending after the closing date through September 30, 2016; (ii) 4.25 to 1.00 from the fiscal quarter ending December 31, 2016 through the fiscal quarter ending March 31, 2017; (iii) 4.00 to 1.00 from the fiscal quarter ending June 30, 2017 through the fiscal quarter ending September 30, 2017; and (iv) 3.75 to 1.00 thereafter and (c) a minimum interest coverage ratio of 2.50 to 1.00, in each case, to be measured on a quarterly basis. Our proposed debt financing will also contain certain customary affirmative covenants and events of default, which events of default will include the occurrence of a change of control, revocation of material licenses by gaming authorities (subject to a cure period), termination of the Master Lease and a cross-default to certain events of default under the Master Lease. The terms of any indenture governing the Senior Notes, if any, are expected to include customary covenants and defaults for debt issuances of that nature. Such covenants are expected to include incurrence tests for certain types of actions based on leverage ratios or interest coverage ratios. Our ability to comply with the covenants contained in these instruments may be affected by general economic conditions, industry conditions, and other events beyond our control, including delay in the completion of new projects under construction. As a result, we cannot assure you that we will be able to comply with these covenants. Our failure to comply with the covenants contained in the Bridge Facility, the Takeout Facilities or any Senior Notes, as applicable, including failure to comply as a result of events beyond our control, could result in an event of default, which could materially and adversely affect our operating results and our financial condition.

If there were an event of default under one of our proposed debt instruments, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable, subject to applicable grace periods. This could trigger cross-defaults under our other proposed debt instruments. We cannot assure you that our assets or cash flow would be sufficient to repay borrowings under our proposed debt instruments if accelerated upon an event of default, or that we would be able to repay, refinance or restructure the payments on any of those proposed debt instruments.

To service our expected indebtedness and make payments under the Master Lease, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our expected indebtedness, make payments under the Master Lease and fund planned capital expenditures and expansion efforts will depend upon our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us under our proposed debt financing in amounts sufficient to enable us to pay our obligations under the Master Lease or pay our expected indebtedness, as such indebtedness matures and to fund our other liquidity needs. In such circumstances, we may need to refinance all or a portion of our expected indebtedness, at or before maturity, and cannot provide assurances that we will be able to refinance any of our expected indebtedness on commercially reasonable terms, or at all. We may have to adopt one or more alternatives, such as reducing or delaying planned expenses and capital expenditures, selling assets, restructuring debt, or obtaining additional equity or debt financing or joint venture partners. These financing strategies may not be completed on satisfactory terms, if at all. In addition, certain states’ laws contain restrictions on the ability of companies engaged in the gaming business to undertake certain financing transactions. Some restrictions may prevent us from obtaining necessary capital.

Our ability to obtain additional financing on commercially reasonable terms may be limited.

Although we believe that our cash, cash equivalents and short-term investments, as well as future cash from operations and availability under our proposed debt financing, will provide adequate resources to fund ongoing operating requirements, we may need to seek additional financing to compete effectively. As a result of the separation and merger with GLPI, Pinnacle will be selling substantially all of its real estate assets and as a result, we will have less collateral with which we are able to secure financing in the future. This may result in us entering into debt financing terms that are more expensive and on less than ideal terms. Our debt ratings affect both our ability to raise debt financing and the cost of that financing. Future downgrades of our debt ratings may increase our borrowing costs and affect our ability to access the debt markets on terms and in amounts that would be satisfactory to us. If we are unable to obtain financing on commercially reasonable terms, it could:

●	reduce funds available to us for purposes such as working capital, capital expenditures, strategic acquisitions and other general corporate purposes;

●	restrict our ability to capitalize on business opportunities;

●	increase our vulnerability to economic downturns and competitive pressures in the markets in which we operate; and

●	place us at a competitive disadvantage.

In the event that we undertake future development plans for capital-intensive projects, we may be required to borrow significant amounts under our proposed debt financing and, depending on which projects are pursued to completion, may cause us to incur substantial additional indebtedness.

We expect to fund our working capital and general corporate requirements (including our development activities) with cash flow from operations and funding from our proposed debt financing, but cannot provide assurances that such financing will provide adequate funding for our future developments. In the event that we pursue future developments and our future cash flows from operations do not match the levels we currently anticipate, whether due to downturns in the economy or otherwise, we may need to amend the terms of our credit facility or obtain waivers from our lenders in order to implement future development plans. We may not be able to obtain such an amendment or waiver from our lenders. In such event, we may need to raise funds through the capital markets and may not be able to do so on favorable terms or on terms acceptable to us.

We may experience an impairment of our goodwill, other intangible assets, or long-lived assets, which could adversely affect our financial condition and results of operations.

We test goodwill and other indefinite-lived intangible assets for impairment annually during the fourth quarter, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. A significant amount of judgment is involved in performing fair value estimates for goodwill and other indefinite-lived intangible assets because the results are based on estimated future cash flows and assumptions related thereto. Significant assumptions include estimates of future sales and expense trends, liquidity and capitalization, among other factors. We base our fair value estimates on projected financial information, which we believe to be reasonable. If we are required to recognize an impairment to some portion of our goodwill and other indefinite-lived intangible assets, it could adversely affect our financial condition and results of operations.

We will review the carrying amount of our long-lived assets whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. When performing this assessment, we consider current operating results, trends and prospects, as well as the effect of obsolescence, demand, competition, and other economic, legal, and regulatory factors. If we are required to recognize an impairment to some portion of the carrying amount of our long-lived assets, it could adversely affect our financial condition and results of operations.

Insufficient or lower-than-expected results generated from our new developments and acquisitions may negatively affect our operating results and financial condition.

We cannot assure you that the revenues generated from our new developments and acquisitions will be sufficient to pay related expenses if and when these developments are completed, or, even if revenues are sufficient to pay expenses, that the new developments and acquisitions will yield an adequate return or any return on our significant investments. Our projects, if completed, may take significantly longer than we expect to generate returns, if any. Moreover, lower-than-expected results from the opening of a new facility may negatively affect our operating results and financial condition and may make it more difficult to raise capital, even as such a shortfall would increase the need to raise capital. In addition, as new facilities on which we operate open, they may compete with the existing facilities on which we own or operate.

Rising operating costs at our gaming facilities could have a negative impact on our business.

The operating expenses associated with our gaming facilities could increase due to, among other reasons, the following factors:

●	changes in the foreign, federal, state or local tax or regulations, including state gaming regulations or taxes, could impose additional restrictions or increase our operating costs;

●	aggressive marketing and promotional campaigns by our competitors for an extended period of time could force us to increase our expenditures for marketing and promotional campaigns in order to maintain our existing customer base and attract new customers;

●	as our facilities age, we may need to increase our expenditures for repairs, maintenance, and to replace equipment necessary to operate our business in amounts greater than what we have spent historically;

●	the Master Lease requires us to pay variable rent and base rent, and base rent is composed of building base rent and land base rent. After the first year of the Master Lease term, building base rent is subject to an annual escalation of up to two percent (2%) and may increase without a corresponding increase in revenues. Our annual variable rent is based on changes in our net revenue and as our revenues increase, our variable rent may increase without a corresponding increase in our profits;

●	an increase in the cost of health care benefits for our employees could have a negative impact on our financial results;

●	our reliance on slot play revenues and any additional costs imposed on us from vendors;

●	availability and cost of the many products and service we provide our customers, including food, beverages, retail items, entertainment, hotel rooms, spa and golf services;

●	availability and costs associated with insurance;

●	increase in costs of labor, including due to potential unionization of our employees;

●	our facilities use significant amounts of electricity, natural gas and other forms of energy, and energy price increase may adversely affect our cost structure; and

●	our facilities use significant amounts of water, and a water shortage may adversely affect our operations.

If our operating expenses increase without any offsetting increase in our revenues, our results of operations would suffer.

Recessions have affected our business and financial condition, and economic conditions may continue to affect us in ways that we currently cannot accurately predict.

Economic recessions have had and may continue to have far reaching adverse consequences across many industries, including the gaming industry, which may have an effect on our business and financial condition. The U.S. economy continues to experience some weakness following a severe recession, which resulted in increased unemployment, decreased consumer spending and a decline in housing values. While the U.S. economy has slowly emerged from the recession, high levels of unemployment have continued to persist. In addition, while the Federal Reserve took policy actions to promote market liquidity and encourage economic growth following the recession, such actions are now being curtailed as signs of improvement in the economy have emerged, and the impact of these monetary policy actions on the recovery is uncertain. Moreover, we rely on the strength of regional and local economies for the performance of each of our properties. If the national economic recovery slows or stalls, the national economy experiences another recession or any of the relevant regional or local economies suffers a downturn, we may experience a material adverse effect on our business, results of operations and financial condition.

We expect to be engaged from time to time in one or more construction and development projects, and many factors could prevent us from completing them as planned, including the escalation of construction costs beyond increments anticipated in our construction budgets.

Construction of major buildings has certain inherent risks, including the risks of fire, structural collapse, human error and electrical, mechanical and plumbing malfunction. In addition, projects entail additional risks related to structural heights and the required use of cranes. Our expected development and expansion projects also entail significant risks, including:

●	shortage of materials;

●	shortage of skilled labor or work stoppages;

●	unforeseen construction scheduling, engineering, excavation, environmental or geological problems;

●	natural disasters, hurricanes, weather interference, changes in river levels, floods, fires, earthquakes or other casualty losses or delays;

●	unanticipated cost increase or delays in completing the project;

●	delays in obtaining or inability to obtain or maintain necessary license or permits;

●	changes to plans or specifications;

●	performance by contractors and subcontractors;

●	disputes with contractors;

●	disruption of our operations caused by diversion of management’s attention to new development projects and construction at our existing facilities;

●	remediation of environmental contamination at some of our proposed construction sites, which may prove more costly than anticipated in our construction budgets;

●	failure to obtain and maintain necessary gaming regulatory approvals and licenses, or failure to obtain such approvals and licenses on a timely basis;

●	requirements or government-established “goals” concerning union labor or requiring that a portion of the project expenditures be through companies controlled by specific ethnic or gender groups, goals that may not be obtainable, or may only be obtainable at additional project cost; and

●	increases in the cost of raw materials for construction, driven by worldwide demand, higher labor and construction costs and other factors, may cause price increases beyond those anticipated in the budgets for our development projects.

Escalating construction costs may cause us to modify the design and scope of projects from those initially contemplated or cause the budgets for those projects to be increased. We will generally carry insurance to cover certain liabilities related to construction, but not all risks are covered, and it is uncertain whether such insurance will provide sufficient payment in a timely fashion even for those risks that are insured and material to us.

Construction of our development projects exposes us to risks of cost overruns due to typical construction uncertainties associated with any project or changes in the designs, plans or concepts of such projects. For these and other reasons, construction costs may exceed the estimated cost of completion, notwithstanding the existence of any guaranteed maximum price construction contracts.

Our industry is highly regulated, which makes us dependent on obtaining and maintaining gaming licenses and subjects us to potentially significant fines and penalties.

The ownership, management and operation of gaming facilities are subject to extensive state and local regulation. The statutes, rules and regulations of the states and local jurisdictions in which we and our subsidiaries conduct gaming operations require us to hold various licenses, registrations, permits and approvals and to obtain findings of suitability. The various regulatory authorities, including the Colorado Division of Gaming, the Colorado Limited Gaming Control Commission, Indiana Gaming Commission, the Iowa Racing and Gaming Commission, the Louisiana Gaming Control Board, the Mississippi Gaming Commission, the Missouri Gaming Commission, the Nevada State Gaming Control Board, the Nevada Gaming Commission, the Ohio State Racing Commission, the Ohio Lottery Commission, and the Texas Racing Commission may, among other things, limit, condition, suspend, revoke or fail to renew a license to conduct gaming operations or prevent us from owning the securities of any of our gaming subsidiaries for any cause deemed reasonable by such licensing authorities. Substantial fines or forfeitures of assets for violations of gaming laws or regulations may be levied against us, our subsidiaries and the persons involved, including, but not limited to, our management, employees and holders of 5% or more of our securities. In addition, many of our key vendors must be licensed and found suitable by regulatory authorities and there can be no assurance that such vendors will be able to be licensed and found suitable.

We expect to obtain all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our existing gaming facilities. It is uncertain, however, whether we will be able to obtain any new licenses, registrations, permits, approvals and findings of suitability that may be required in the future or that existing ones will be renewed or will not be suspended or revoked. Any expansion of our gaming operations in our existing jurisdictions or into new jurisdictions may require various additional licenses, findings of suitability, registrations, permits and approvals of the gaming authorities. The approval process can be time consuming and costly, and there can be no assurance of success.

We will also be subject to a variety of other rules and regulations, including, but not limited to, laws and regulations governing payment card information and the serving of alcoholic beverages at our operating facilities. If we are not in compliance with these laws, it could adversely affect our business.

Potential changes in the regulatory environment could harm our business.

Changes in regulations affecting the casino business can affect our operations. In addition, legislators and special-interest groups have proposed legislation from time to time that would restrict or prevent gaming operations. Other regulatory restrictions or prohibitions on our gaming operations could curtail our operations and could result in decreases in revenues.

Our business may be adversely affected by legislation prohibiting tobacco smoking.

Legislation in various forms to ban indoor tobacco smoking in public places has been enacted or introduced in many states and local jurisdictions, including several of the jurisdictions in which we operate. We believe the smoking bans and restrictions have significantly impacted business volumes.

In February 2014, the Indiana Supreme Court struck down an ordinance that extended a smoking ban to restaurants and bars, but exempted a local casino. The Indiana Supreme Court held that the ordinance violated the state constitution’s equal privileges and immunities clause. While the Indiana Supreme Court’s decision only applies to this ordinance, similar challenges may be made to invalidate exemptions for casinos in ordinances and laws in Indiana which may result in new laws and ordinances that prohibit smoking at Belterra and Ameristar East Chicago. If smoking was prohibited at the facilities we operate in Indiana, we believe that this will adversely affect our businesses.

In January 2015, the New Orleans City Council unanimously approved an ordinance in the City of New Orleans that prohibits smoking in casinos, bars and restaurants. The Boomtown New Orleans facility is located in the City of Harvey and not in the City of New Orleans, so the smoking ban does not apply to such facility. However, if a smoking ban was approved in the City of Harvey, we believe that this will adversely affect our business.

Our operations are largely dependent on the skill and experience of our management and key personnel. The loss of management and other key personnel could significantly harm our business, and we may not be able to effectively replace members of management who have left our company.

Our success and our competitive position are largely dependent upon, among other things, the efforts and skills of our senior executives and management team. Although we will enter into employment agreements with certain of our senior executives and key personnel, we cannot guarantee that these individuals will remain employed by us. If we lose the services of any members of our management team or other key personnel, our business may be significantly impaired. We cannot assure you that we will be able to retain our existing senior executive and management personnel or attract additional qualified senior executive and management personnel.

We expect to experience strong competition in hiring and retaining qualified property and corporate management personnel, including competition from numerous Native American gaming facilities that are not subject to the same taxation regimes as we are and therefore may be willing and able to pay higher rates of compensation. From time to time, we expect to have a number of vacancies in key corporate and property management positions. If we are unable to successfully recruit and retain qualified management personnel at our facilities or at our corporate level, our results of operations could be adversely affected.

In addition, our officers, directors and key employees will be required to file applications with the gaming authorities in each of the jurisdictions in which we operate and are required to be licensed or found suitable by these gaming authorities. If the gaming authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. Furthermore, the gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could significantly impair our operations.

Adverse weather conditions, road construction, gasoline shortages and other factors affecting our facilities and the areas in which we operate could make it more difficult for potential customers to travel to the facilities on which we operate and deter customers from visiting our facilities.

Our business depends upon our ability to draw customers from each of the geographic markets in which we operate. Adverse weather conditions or road construction can deter our customers from traveling to the facilities on which we operate or make it difficult for them to frequent the facilities on which we operate. In late 2013 and early 2014, there were severe cold temperatures in the Midwest, that we believe adversely affected our financial performance in its Midwest segment. In 2015, Boomtown Bossier City and Belterra Park both experienced flooding which resulted in temporary closures at both properties, repair and clean-up costs and lost business volume. Moreover, gasoline shortages or fuel price increases in regions that constitute a significant source of customers for the facilities on which we operate could make it more difficult for potential customers to travel to such facilities and deter customers from visiting. The dockside gaming facilities in Indiana, Iowa, Louisiana, Mississippi and Missouri, as well as any additional riverboat or dockside casino facilities that might be developed or acquired, are also subject to risks, in addition to those associated with land-based casinos, which could disrupt our operations. Although none of the vessels on which we operate leave their moorings in normal operations, there are risks associated with the movement or mooring of vessels on waterways, including risks of casualty due to river turbulence, flooding, collisions with other vessels and severe weather conditions.

Our results of operations and financial condition could be materially adversely affected by the occurrence of natural disasters, such as hurricanes, or other catastrophic events, including war and terrorism.

Natural disasters, such as major hurricanes, typhoons, floods, fires and earthquakes, could adversely affect our business and operating results. Hurricanes are common in the areas in which our Louisiana facilities are located, and the severity of such natural disasters is unpredictable. The facilities on which we operate in St. Louis (River City and Ameristar St. Charles) are located near an earthquake fault line and are subject to earthquakes. In addition, the River City casino on which we operate is in an area along the Mississippi River that has historically experienced flooding. Although its foundation is built up to be above historical flooding levels, there is no certainty that this will be sufficient in future floods.

In 2005, Hurricanes Katrina and Rita caused significant damage in the Gulf Coast region. Hurricane Katrina destroyed Pinnacle’s former Biloxi, Mississippi facility. In August 2005, the Boomtown New Orleans casino on which we operate was forced to close for 34 days as a result of Hurricane Katrina. In September 2005, Hurricane Rita caused significant damage in the Lake Charles, Louisiana area and forced our L’Auberge Lake Charles facility to close for 16 days, in addition to causing physical damage. In the third quarter of 2008, Hurricanes Gustav and Ike, which struck during two key weekends, affected our Louisiana operations and our Texas customer base. Hurricane Ike also caused flooding in St. Louis, necessitating the temporary closure of Pinnacle’s former President Casino, and caused a power outage over the course of two days at the Belterra Casino Resort in Indiana. In March 2011, our Belterra Park racetrack was forced to delay the opening of live racing due to flooding from the Ohio River. In October 2012, Hurricane Isaac delayed the opening of L’Auberge Baton Rouge for approximately a week and caused a temporary closure of Boomtown New Orleans for five days. In 2015, Boomtown Bossier City and Belterra Park both experienced flooding, which resulted in temporary closures at both properties.

Catastrophic events, such as terrorist and war activities in the United States and elsewhere, have had a negative effect on travel and leisure expenditures, including lodging, gaming (in some jurisdictions) and tourism. We cannot accurately predict the extent to which such events may affect us, directly or indirectly, in the future. We also cannot assure you that we will be able to obtain or choose to purchase any insurance coverage with respect to occurrences of terrorist acts and any losses that could result from these acts. If there is a prolonged disruption at our facilities due to natural disasters, terrorist attacks or other catastrophic events, our results of operations and financial condition would be materially adversely affected.

We are exposed to a variety of natural disasters such as named windstorms, floods and earthquakes and this can make it challenging for us to obtain adequate levels of weather catastrophe occurrence insurance coverage for our facilities at reasonable rates, if at all.

Because of significant historical loss experience and the potential for future similar losses caused by hurricanes and other natural disasters, adequate insurance may be limited or may be cost prohibitive. Therefore, we expect our policy to contain sub-limits specifically for weather catastrophe occurrences. We expect that our coverage for a named windstorm, flood and earthquake will be $200 million per occurrence, subject to a deductible, including business interruption. For other catastrophes, we expect that our coverage will be $700 million per occurrence, subject to a deductible, including business interruption. In addition, as a result of the worldwide economic conditions, there may be uncertainty as to the viability of certain insurance companies and their ability to pay a claim. While we believe that the insurance companies will remain solvent, there is no certainty that this will be the case in the event of a loss.

We may incur property and other losses that are not adequately covered by insurance, which may harm our results of operations.

Although we maintain insurance that our management believes is customary and appropriate for our business, we cannot assure you that insurance will be available or adequate to cover all losses and damage to which our business or our assets might be subjected. The lack of adequate insurance for certain types or levels of risk could expose us to significant losses in the event that a catastrophe occurred for which we are uninsured or underinsured. Any losses we incur that are not adequately covered by insurance may decrease our future operating income, require us to find replacements or repairs for destroyed property and reduce the funds available for payments of our obligations. The Master Lease will require us, in the event of a casualty event, to rebuild a leased property to substantially the same condition as existed immediately before such casualty event. We renew our insurance policies (other than our builder’s risk insurance) on an annual basis. The cost of coverage may become so material that we may need to further reduce our policy limits, further increase our deductibles, or agree to certain exclusions from our coverage.

The concentration and evolution of the slot machine manufacturing industry or other technological conditions could impose additional costs on us.

A substantial majority of our revenues is attributable to slot machines operated by us at our casinos. It is important that, for competitive reasons, we offer the most popular and up-to-date slot machine games with the latest technology to our guests.

In recent years, the prices of new slot machines with additional features have escalated faster than the general rate of inflation. Furthermore, in recent years, slot machine manufacturers have frequently refused to sell slot machines featuring the most popular games, instead requiring participation lease arrangements in order to acquire the machines. Participation slot machine leasing arrangements typically require the payment of a fixed daily rental. Such agreements may also include a percentage payment of coin-in or net win. Generally, a participation lease is substantially more expensive over the long-term than the cost to purchase a new machine.

For competitive reasons, we may choose to purchase new slot machines or enter into participation lease arrangements that are more expensive than the costs associated with the continued operation of our existing slot machines. If the newer slot machines do not result in sufficient incremental revenues to offset the increased investment and participation lease costs, it could hurt our profitability.

We materially rely on a variety of hardware and software products to maximize revenue and efficiency in our operations. Technology in the gaming industry is developing rapidly, and we may need to invest substantial amounts to acquire the most current gaming and hotel technology and equipment in order to remain competitive in the markets in which we operate. Ensuring the successful implementation and maintenance of any new technology acquired is an additional risk.

We operate in a highly taxed industry and it may be subject to higher taxes in the future. If the jurisdictions in which we operate increase gaming taxes and fees, our operating results could be adversely affected.

In gaming jurisdictions in which we operate, state and local governments raise considerable revenues from taxes based on casino revenues and operations. We also pay property taxes, admission taxes, occupancy taxes, sales and use taxes, payroll taxes, franchise taxes and income taxes.

Our profitability depends on generating enough revenues to pay gaming taxes and other largely variable expenses, such as payroll and marketing, as well as largely fixed expenses, such as property taxes and interest expense. From time to time, state and local governments have increased gaming taxes and such increases can significantly impact the profitability of gaming operations.

We cannot assure you that governments in jurisdictions in which we operate, or the federal government, will not enact legislation that increases gaming tax rates. Global economic pressures have reduced the revenues of state governments from traditional tax sources, which may cause state legislatures or the federal government to be more inclined to increase gaming tax rates.

Work stoppages, organizing drives and other labor problems could negatively impact our future profits.

We expect to be a party to two collective bargaining agreements at our Belterra Park facility and two collective bargaining agreements with certain employees at our Ameristar East Chicago facility. In addition, other unions have approached our employees. A lengthy strike or other work stoppages at any of our casino facilities or construction projects could have an adverse effect on our business and results of operations. Labor unions are making a concerted effort to recruit more employees in the gaming industry. We cannot provide any assurance that we will not experience additional and more aggressive union activity in the future.

We face environmental and archaeological regulation of the real estate on which we operate.

Our business is subject to a variety of federal, state and local governmental statutes and regulations relating to activities or operations that may have adverse environmental effects, such as discharges to air and water and use, storage, discharge, emission and disposal of hazardous materials and concentrated animal feeding operations. These laws and regulations are complex, and subject to change, and failure to comply with such laws could result in the imposition of severe penalties or restrictions on our operations by government agencies or courts of law or the incurrence of significant costs for the remediation of spills, disposals or other releases of hazardous or toxic substances or wastes. Under certain of these laws and regulations, and under our contractual arrangements with GLPI, including the Master Lease, a current or previous owner or operator of property may be liable for the costs of remediating contamination on its property, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time that they occurred. We endeavor to maintain compliance with environmental laws, but from time to time, current or historical operations on, or adjacent to, our property may have resulted or may result in noncompliance with environmental laws or liability for cleanup pursuant to environmental laws. A material fine or penalty, severe operational or development restriction, or imposition of material remediation costs could adversely affect our business. In addition, the locations of our current or future developments may coincide with sites containing archaeologically significant artifacts, such as Native American remains and artifacts. Federal, state and local governmental regulations relating to the protection of such sites may require us to modify, delay or cancel construction projects at significant cost to us.

We are subject to litigation, which, if adversely determined, could cause us to incur substantial losses.

From time to time during the normal course of operating our businesses, we are subject to various litigation claims and legal disputes. Some of the litigation claims may not be covered under our insurance policies, or our insurance carriers may seek to deny coverage. As a result, we might also be required to incur significant legal fees, which may have a material adverse effect on our financial position. In addition, because we cannot accurately predict the outcome of any action, it is possible that, as a result of current and/or future litigation, we will be subject to adverse judgments or settlements that could significantly reduce our earnings or result in losses.

We are subject to certain federal, state and other regulations.

We are subject to certain federal, state and local environmental laws, regulations and ordinances that apply to businesses generally, The Bank Secrecy Act, enforced by the Financial Crimes Enforcement Network (“FinCEN”) of the U.S. Treasury Department, requires us to report currency transactions in excess of $10,000 occurring within a gaming day, including identification of the guest by name and social security number, to the IRS. This regulation also requires us to report certain suspicious activity, including any transaction that exceeds $5,000 that we know, suspect or have reason to believe involves funds from illegal activity or is designed to evade federal regulations or reporting requirements and to verify sources of funds, in response to which we have implemented Know Your Customer processes. Periodic audits by the IRS and our internal audit department assess compliance with the Bank Secrecy Act, and substantial penalties can be imposed against us if we fail to comply with this regulation. In recent years the U.S. Treasury Department has increased its focus on Bank Secrecy Act compliance throughout the gaming industry, and public comments by FinCEN suggest that casinos should obtain information on each customer’s sources of income. This could impact our ability to attract and retain casino guests.

The riverboats on which we operate must comply with certain federal and state laws and regulations with respect to boat design, on-board facilities, equipment, personnel and safety. In addition, we are required to have third parties periodically inspect and certify all of our casino barges for stability and single compartment flooding integrity. The casino barges on which we operate also must meet local fire safety standards. We would incur additional costs if any of the gaming facilities on which we operate were not in compliance with one or more of these regulations.

We are also subject to a variety of other federal, state and local laws and regulations, including those relating to zoning, construction, land use, employment, marketing and advertising and the production, sale and service of alcoholic beverages. If we are not in compliance with these laws and regulations, it could have a material adverse effect on our business, financial condition and results of operations.

The imposition of a substantial penalty could have a material adverse effect on our business.

Climate change, climate change regulations and greenhouse effects may adversely impact our operations and markets.

There is a growing political and scientific consensus that greenhouse gas emissions, also referred to herein as “GHG” continue to alter the composition of the global atmosphere in ways that are affecting and are expected to continue affecting the global climate. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity. We have described the risks to us associated with extreme weather events in the risk factors above.

We may become subject to legislation and regulation regarding climate change, and compliance with any new rules could be difficult and costly. Concerned parties, such as legislators and regulators, stockholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Many states have announced or adopted programs to stabilize and reduce GHG emissions and in the past federal legislation have been proposed in Congress. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Unless and until legislation is enacted and its terms are known, we cannot reasonably or reliably estimate its impact on our financial condition, operating performance or ability to compete. Further, regulation of GHG emissions may limit our guests’ ability to travel to our facilities as a result of increased fuel costs or restrictions on transport related emissions.

We face business and regulatory risks associated with our investment in ACDL.

PNK Development 18, LLC, one of our wholly owned unrestricted subsidiaries, owns a minority interest in Asian Coast Development (Canada) Ltd., a British Columbia corporation (“ACDL”). Entities affiliated with Harbinger Capital Partners (“Harbinger”) are the majority shareholders of ACDL. ACDL’s wholly owned subsidiary Ho Tram Project Company Limited (“HTP”) is the owner and developer of the Ho Tram Strip beachfront complex of destination integrated resorts, residential developments and golf course in the Province of Ba Ria-Vung Tau in southern Vietnam (the “Ho Tram Strip”). As a minority shareholder of ACDL, our ability to control the management, record keeping, operations and decision-making of ACDL is limited. We fully impaired the value of our investment in ACDL in the first quarter of 2013.

HTP’s operations are subject to the significant business, economic, regulatory and competitive uncertainties and contingencies frequently encountered by new businesses in new gaming jurisdictions and other risks associated with this investment, many of which are beyond ACDL’s, HTP’s or our control. The gaming elements of the businesses are subject to regulation by the government of Vietnam and uncertainty exists as to how such regulation will affect HTP’s gaming operations. Because ACDL and HTP have limited operating history, it may be more difficult for them to prepare for and respond to these types of risks than for a company with an established business and operating cash flow.

ACDL has operations outside the United States, which expose us to complex foreign and U.S. regulations inherent in doing business in Vietnam. We are subject to regulations imposed by the Foreign Corrupt Practices Act (the “FCPA”), and other anti-corruption laws that generally prohibit U.S. companies and their intermediaries from offering, promising, authorizing or making improper payments to foreign government officials for the purpose of obtaining or retaining business. Violations of the FCPA and other anti-corruption laws may result in severe criminal and civil sanctions as well as other penalties. The SEC and U.S. Department of Justice in recent years have increased their enforcement activities with respect to the FCPA.

Internal control policies and procedures and the compliance program that ACDL has implemented to deter prohibited practices may not be effective in prohibiting its employees, contractors or agents from violating or circumventing our policies and the law. Even though our investment in ACDL is expected to be through an unrestricted subsidiary under our debt agreements, if ACDL’s or our employees or agents fail to comply with applicable laws or company policies governing ACDL’s international operations, we and our subsidiaries may face investigations, prosecutions and other legal and regulatory proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions which could, in turn, serve as the basis for the initiation of like proceedings by gaming regulators in one or more of the states wherein we and our subsidiaries hold gaming licenses. Any determination that we have violated the FCPA could have a material adverse effect on our financial condition and on the gaming licenses and approvals held by us and our subsidiaries.

Compliance with international and U.S. laws and regulations that apply to ACDL’s international operations increases the cost of doing business in foreign jurisdictions. ACDL will also deal with significant amounts of cash in its operations and will be subject to various reporting and anti-money laundering regulations. Any violation of anti-money laundering laws or regulations by ACDL could have a negative effect on us.

We are subject to extensive governmental regulations that impose restrictions on the ownership and transfer of our securities.

We are subject to extensive governmental regulations that relate to our current or future gaming operations and that impose certain restriction on the ownership and transfer of our securities.

In addition, we may be required by gaming authority to redeem shares of our common stock in the event that a stockholder is deemed to be unsuitable by a gaming regulatory authority. We expect that our amended and restated certificate of incorporation will require that if a person owns or controls our securities, including shares of our common stock, and is determined by a gaming authority to be unsuitable to own or control such securities or in the sole discretion of our Board is deemed likely to jeopardize our right to conduct gaming activities in any of the jurisdictions in which we conduct or intend to conduct gaming activities, we may redeem, and we may be required by a gaming authority to redeem, such person’s securities to the extent required by the government gaming authority or deemed necessary or advisable by us.

If a gaming authority requires us, or if we deem it necessary or advisable, to redeem such securities, we will serve notice on the holder who holds securities subject to redemption and will call for the redemption of the securities of such holder at a redemption price equal to that required to be paid by the gaming authority making the finding of unsuitability, or if such gaming authority does not require a certain price per share to be paid, a sum deemed reasonable by us, which in our discretion may be the original purchase price, the then current trading price of the securities or another price we determine. The redemption price may be paid in cash, by promissory note, or both, as required by the applicable gaming authority and, if not so required, as we elect. Unless the gaming authority requires otherwise, the redemption price will in no event exceed:

●	the closing sales price of the securities on the national securities exchange on which such shares are then listed on the date the notice of redemption is delivered to the person who has been determined to be unsuitable, or

●	if such shares are not then listed for trading on any national securities exchange, then the closing sales price of such shares as quoted in the NASDAQ National Market System, or

●	if the shares are not then so quoted, then the mean between the representative bid and the ask price as quoted by NASDAQ or another generally recognized reporting system.

Beginning on the date that a gaming authority serves notice of a determination of unsuitability or the loss or threatened loss of a gaming license upon us, and until the securities owned or controlled by the unsuitable person are owned or controlled by persons found by such gaming authority to be suitable to own them, it is unlawful for the unsuitable person or any affiliate of such person (i) to receive any dividend, payment, distribution or interest with regard to the securities, (ii) to exercise, directly or indirectly or through any proxy, trustee, or nominee, any voting or other right conferred by such securities, and such securities shall not for any purposes be included in our securities entitled to vote, or (iii) to receive any remuneration in any form from the corporation or an affiliated company for services rendered or otherwise.

From and after the date of redemption, such securities will no longer be deemed to be outstanding and all rights of the person who was determined to be unsuitable, other than the right to receive the redemption price, will cease. Such person must surrender the certificates for any securities to be redeemed in accordance with the requirements of the redemption notice.

All persons owning or controlling securities of OpCo and any affiliated companies must comply with all requirements of the gaming laws in each gaming jurisdiction in which we or any of our affiliated companies conduct or intend to conduct gaming activities. All securities of OpCo must be held subject to the requirements of such gaming laws, including any requirement that (i) the holder file applications for gaming licenses with, or provide information to, applicable gaming authorities, or (ii) that any transfer of such securities may be subject to prior approval by gaming authorities, and any transfer of our securities in violation of any such approval requirement are not permitted and the purported transfer is void ab initio.

Ownership and transfer of our securities could be subjected at any time to additional or more restrictive regulations, including regulation in applicable jurisdictions where there are no current restrictions on the ownership and transfer of our securities or in new jurisdictions where we may conduct our operations in the future. A detailed description of such regulations, including the requirements under gaming laws of the jurisdictions in which we operate, can be found in Exhibit 99.2 to this Registration Statement on Form 10 and is incorporated herein by reference.

Risks Relating to Our Common Stock

There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.

There is currently no public market for our common stock. It is anticipated that on or shortly prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including through the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the distribution or be sustained in the future.

We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

●	our business profile and market capitalization may not fit the investment objectives of Pinnacle stockholders, and as a result, Pinnacle stockholders may sell our shares after the distribution;

●	a shift in our investor base;

●	a dislocation in our stockholder base due to the separation;

●	our quarterly or annual earnings, or those of other companies in our industry;

●	actual or anticipated fluctuations in our operating results due to factors related to our business;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	announcements by us or our competitors of significant acquisitions or dispositions;

●	the failure of securities analysts to cover our common stock after the distribution;

●	changes in earnings estimates by securities analysts or our ability to meet those estimates;

●	the operating and stock price performance of other comparable companies;

●	overall market fluctuations; and

●	general economic conditions.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to companies’ operating performance. Broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, shareholder derivative lawsuits and/or securities class action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

Investors may be unable to accurately value our common stock.

Investors often value companies based on stock prices and results of operations of other comparable companies. Currently, there are a limited number of gaming and hospitality operating companies that exist that are directly comparable to our size, scale and service and product offerings and to our business model as a gaming operator that does not own substantially all of the real estate on which its gaming facilities are located. As such, investors may find it difficult to accurately value our common stock, which may cause our common stock to trade below its true value.

Substantial sales of common stock may occur in connection with the distribution, which could cause our stock price to decline.

The shares of OpCo common stock that Pinnacle distributes to its stockholders generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any 5% or greater stockholder to sell our common stock following the distribution, it is possible that some Pinnacle stockholders, including possibly some of our large stockholders will sell our common stock received in the distribution for reasons such as that our business profile or market capitalization as a stand-alone company does not fit their investment objectives. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

Your percentage ownership in OpCo may be diluted in the future.

Your percentage ownership in OpCo may be diluted in the future because of equity awards that we expect will be granted to our directors, officers and employees and the accelerated vesting of other equity awards. It is anticipated that we will adopt a new equity and incentive plan (the “OpCo Plan”), the terms of which will be substantially similar to those contained in our 2015 Equity and Performance Incentive Plan. The OpCo Plan will provide for the assumption of converted Pinnacle awards and the grant of equity based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards to our directors, officers and other employees, advisors and consultants.

For a more detailed description of the OpCo Plan and the Equitable Adjustment Awards, see “Management — Executive Compensation.”

Provisions in our certificate of incorporation and by-laws and of Delaware law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our certificate of incorporation, by-laws and Delaware law will contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirors to negotiate with our Board rather than to attempt a hostile takeover. These provisions will include, among others:

●	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings; and

●	the right of our Board to issue preferred stock without stockholder approval.

Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. For more information, see “Description of Capital Stock — Anti-takeover Effects of Certificate of Incorporation and By-laws and Delaware Law.”

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our Board and by providing our Board with more time to assess any acquisition proposal. These provisions are not intended to make our company immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board determines is not in the best interests of our company and our stockholders.

We do not expect to pay any dividends in the short term.

We do not expect to declare dividends in the short term. We currently intend to retain earnings to support our operations, finance the growth and development of our business and pay down indebtedness. There can be no assurance that we will have sufficient surplus under Delaware law to be able to pay any dividends or that our debt covenants under our financings will permit the payment of dividends. This may result from extraordinary cash expenses, actual expenses exceeding contemplated costs funding of capital expenditures, or increases in reserves. If we do not pay dividends, the price of our common stock that you receive in the distribution must appreciate for you to receive a gain on your investment in OpCo. This appreciation may not occur.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the “Act”) provides certain “safe harbor” provisions for forward-looking statements. Forward-looking statements in our public filings or other public statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or other public statements. These forward-looking statements were based on various facts and were derived utilizing numerous important assumptions and other important factors, and changes in such facts, assumptions or factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements include the information concerning our future financial performance, business strategy, projected plans and objectives. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate,” and similar expression or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward looking in nature and not historical facts.

Such forward-looking statements, which may include, without limitation, statements regarding expected results of operations and future operating performance and future growth, adequacy of resources to fund development and expansion projects, liquidity, financing options, including the state of the capital markets and our ability to access the capital markets, the state of the credit markets and economy, cash needs, cash reserves, operating and capital expenses, expense reductions, the sufficiency of insurance coverage, anticipated marketing costs at various projects, our future outlook and the future outlook of the gaming industry and pending regulatory and legal matters, our ability to meet the financial and other covenants governing our indebtedness, our ability to sell or otherwise dispose of discontinued operations, our anticipated future capital expenditures, our ability to implement strategies to improve revenues and operating margins at our facilities, reduce costs and debt, our ability to successfully implement marketing programs to increase revenue at our facilities, our ability to improve operations and performance, the benefits of the expected separation, the receipt of Third-Party Approvals, the consummation of the distribution or merger, the loss of any of our senior management, difficulties in obtaining or retaining the management and other employees, our inability to operate effectively as a stand-alone, publicly traded company, our relationship with our landlord, and the actual costs of separation being higher than expected, are all subject to a variety of risks and uncertainties that could cause actual results to differ materially from those anticipated by us. This can occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Factors that may cause our actual performance to differ materially from that contemplated by such forward-looking statements include, among others, the various risk factors discussed above, in addition to general domestic and international economic and political conditions as well as market conditions in our industry.

Other factors not identified above, including the risk factors described in the “Risk Factors” section of this information statement, may also cause actual results to differ materially from those projected by our forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond our control.

You should consider the areas of risk described above, as well as those set forth under the heading “Risk Factors” above, in connection with considering any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions or updates to any forward-looking statements, to report events, including to report the occurrence of unanticipated events, unless we are required to do so by law.

BUSINESS

Overview

We are an owner, operator and developer of casinos, a racetrack and related hospitality and entertainment businesses. We own and operate 15 gaming businesses in Colorado, Indiana, Iowa, Louisiana, Mississippi, Missouri, Nevada, and Ohio. We also hold a majority interest in the racing license owner, and we are a party to a management contract, for Retama Park Racetrack located outside of San Antonio, Texas. In addition to these properties, we own and operate a live and televised poker tournament series under the trade name Heartland Poker Tour.

Our mission is to increase stockholders’ value in the Company. We seek to increase revenues through enhancing the guest experience by providing them with their favorite games, restaurants, hotel accommodations, entertainment and other amenities in attractive surroundings with high-quality guest service and our mychoice customer loyalty program. We seek to improve cash flows by focusing on operational excellence and efficiency while meeting our guests’ expectations of value. Our long-term strategy includes disciplined capital expenditures to improve and maintain our existing properties, while growing the number and quality of our facilities by pursuing gaming entertainment opportunities we can improve, develop, or acquire. In making decisions, we consider our stockholders, guests, team members and other constituents in the communities in which we operate.

Our History

OpCo is a newly-formed company that was incorporated in Delaware on July 23, 2015. While OpCo will not have operated prior to the distribution, Pinnacle (whose operations will be transferred to us as more fully described herein) has an extensive operating history. Pinnacle, a Delaware corporation, is the successor to the Hollywood Park Turf Club, which was organized in 1938. It was incorporated in 1981 under the name Hollywood Park Realty Enterprises, Inc. In 1992, Pinnacle changed its name to Hollywood Park, Inc. and in February 2000, it became Pinnacle.

Prior to the distribution, Pinnacle will contribute substantially all of its operating assets and liabilities and the real property of Belterra Park and excess land at certain locations to us and our subsidiaries. OpCo’s common stock will then be distributed by Pinnacle to its stockholders on a pro rata basis. Following the distribution, PropCo will merge with and into a wholly owned subsidiary of GLPI pursuant to the Merger Agreement. Immediately following the closing of the merger, we will be renamed “Pinnacle Entertainment, Inc.”

In connection with our separation from Pinnacle, we will enter into a Separation and Distribution Agreement and several other agreements with PropCo and GLPI, including an Employee Matters Agreement and a triple-net master lease agreement (the “Master Lease”), as more fully described below, pursuant to which PropCo (and following the merger, a subsidiary of GLPI, as the successor by merger), as landlord, will lease to a wholly owned subsidiary of OpCo, as tenant, certain real estate properties that will be owned by GLPI following the merger, to effect the separation and distribution and provide a framework for our relationship with PropCo and GLPI after the separation and the merger. We have also entered into a Tax Matters Agreement with Pinnacle and GLPI that generally governs the parties’ respective rights and obligations after the separation and the merger with respect to certain tax matters. These agreements will govern the relationships between OpCo and GLPI subsequent to the completion of the separation plan and the merger and provide for the allocation between OpCo and PropCo (and after the completion of the merger, GLPI) of Pinnacle’s assets, liabilities and obligations attributable to periods prior to OpCo’s separation from Pinnacle. Though these agreements will be related party agreements at the time such agreements are entered into, such agreements were negotiated with GLPI on an arm’s length basis and may not be modified without GLPI’s prior written consent.

As of January 31, 2016, Pinnacle employed 14,726 full-time and part-time employees, all of who remain employed by Pinnacle immediately prior to the separation are expected to be transferred to OpCo in connection with the internal reorganization and distribution.

Operating Facilities

The following table presents selected statistical and other information concerning the facilities which we operate as of December 31, 2015:

Properties(a)	Location	Opening Year	Casino Square Footage	Slot Machines/ Video Lottery Terminals	Table Games	Hotel Rooms(b)	Food & Beverage Outlets(c)	Parking Spaces
Midwest segment:
Ameristar Council Bluffs	Council Bluffs, IA	1996	38,500	1,497	24	444	8	3,027
Ameristar East Chicago	East Chicago, IN	1997	56,000	1,718	68	288	6	2,468
Ameristar Kansas City	Kansas City, MO	1997	140,000	2,249	71	184	12	8,320
Ameristar St. Charles	St. Charles, MO	1994	130,000	2,457	77	397	14	6,775
River City	St. Louis, MO	2010	90,000	2,005	61	200	9	4,122
Belterra	Florence, IN	2000	47,000	1,150	46	662	6	2,528
Belterra Park	Cincinnati, OH	2014	51,800	1,329	—	—	6	2,318

South segment:
Ameristar Vicksburg	Vicksburg, MS	1994	70,000	1,481	40	149	4	3,063
Boomtown Bossier City	Bossier City, LA	1996	30,000	865	16	187	4	1,867
Boomtown New Orleans	New Orleans, LA	1994	30,000	1,207	31	150	5	1,907
L’Auberge Baton Rouge	Baton Rouge, LA	2012	74,000	1,440	49	205	8	2,400
L’Auberge Lake Charles	Lake Charles, LA	2005	70,000	1,557	76	995	10	3,236

West segment:
Ameristar Black Hawk	Black Hawk, CO	2001	56,000	1,285	62	535	5	1,500
Cactus Petes and Horseshu	Jackpot, NV	1956	29,000	764	20	416	9	912

			912,300	21,004	641	4,812	106	44,443

(a)	All of the properties described above are subject to the Master Lease, except for Belterra Park.
(b)	Includes 284 rooms at Ameristar Council Bluffs operated by a third party and located on land owned by Pinnacle and leased to such third party and 54 rooms at Belterra relating to the Olge Haus Inn, which is operated by us and located in close proximity to Belterra.
(c)	Includes two outlets at Ameristar East Chicago and one outlet at Ameristar Kansas City that are leased to and operated by third parties.

Midwest Segment

The Ameristar Council Bluffs facility is located across the Missouri River from Omaha, Nebraska, and includes the largest riverboat in Iowa. This facility serves the Omaha and southwestern Iowa markets. Ameristar Council Bluffs operates one of three gaming licenses issued in the Council Bluffs gaming market pursuant to an operating agreement with Iowa West Racing Association. The two other licenses are operated by a single company and consist of two land-based casinos, one with a pari-mutuel racetrack.

The Ameristar East Chicago facility is located approximately 25 miles from downtown Chicago, Illinois and serves metropolitan Chicago and Northwest Indiana. Ameristar East Chicago’s core competitive markets include Northwest Indiana and Northeast Illinois.

The Ameristar Kansas City facility, located seven miles from downtown Kansas City, Missouri, has one of the largest casino floors in Missouri. The facility attracts guests from the greater Kansas City area, as well as regional overnight guests. Ameristar Kansas City competes with several other gaming operations located in and around Kansas City, Missouri, and other regional Midwest markets.

The Ameristar St. Charles facility and the River City facility are located in the St. Louis, Missouri market. The Ameristar St. Charles facility is located in St. Charles at the Missouri River, strategically situated to attract guests from the St. Charles and the greater St. Louis areas, as well as tourists from outside the region. The facility, which is in close proximity to the St. Charles convention facility, is located on approximately 52 acres along the western bank of the Missouri River. The River City Casino facility is located on approximately 56 acres just south of the confluence of the Mississippi River and the River des Peres in the south St. Louis community of Lemay, Missouri.

Both of the St. Louis facilities compete with several other gaming operations located in the metropolitan St. Louis area and other regional Midwest markets. Two of these competitors are located in Illinois.

The southern Indiana facility, Belterra, is located along the Ohio River near Vevay, Indiana, approximately 50 minutes from downtown Cincinnati, Ohio, 70 minutes from Louisville, Kentucky, and 90 minutes from Lexington, Kentucky. Belterra is also approximately two and one-half hours from Indianapolis, Indiana. Belterra Casino Resort currently competes with four dockside riverboat casinos; a casino-resort in French Lick, Indiana, approximately 100 miles west of Belterra Casino Resort, two racetrack casinos in the Indianapolis, Indiana metropolitan area, and multiple casino and racino developments in the state of Ohio, including the Belterra Park facility.

The Belterra Park facility is located in Cincinnati, Ohio, situated on approximately 160 acres of land, 40 of which are undeveloped. Following an extensive re-development, the facility was re-opened in May 2014 as a gaming and entertainment center offering live racing, pari-mutuel wagering, video lottery terminal gaming, six restaurants, a VIP lounge, and new racing facilities. Belterra Park faces competition from casinos and racinos in Ohio and Indiana, including the Belterra Casino facility, discussed above. The real estate property underlying Belterra Park will not be subject to Master Lease.

South Segment

The Ameristar Vicksburg facility is located in Vicksburg, Mississippi along the Mississippi River approximately 45 miles west of Mississippi’s largest city, Jackson. Ameristar Vicksburg is the largest dockside casino in central Mississippi. The facility caters primarily to guests from the Vicksburg and Jackson, Mississippi and Monroe, Louisiana areas, along with tourists visiting the area. Ameristar Vicksburg primarily competes with three other gaming operations located in Vicksburg, Mississippi. The facility also faces competition from two casinos owned by a Native American tribe in Philadelphia, Mississippi, located about 70 miles east of Jackson and 115 miles east of Vicksburg and from gaming facilities located in or immediately surrounding Biloxi, Mississippi and the broader Mississippi Gulf Coast area.

The Boomtown Bossier City facility is located in Bossier City, Louisiana. Boomtown Bossier City features a hotel adjoining a dockside riverboat casino and competes with five dockside riverboat casino-hotels, a racetrack slot operation and large Native American casinos in southern Oklahoma. Such Native American facilities are approximately 60 miles north of Dallas.

The Boomtown New Orleans facility is the only casino in the West Bank area, across the Mississippi River from downtown New Orleans, Louisiana. Boomtown New Orleans competes with a large land-based casino in downtown New Orleans, two riverboat casinos, a racetrack with slot machines and numerous truck stop casinos with video poker machines, as well as casinos on the Mississippi Gulf Coast. In December 2014, Pinnacle opened a 150-room hotel tower at the Boomtown New Orleans facility.

The L’Auberge Baton Rouge facility is located on a portion of the 577 acres of land that we own approximately ten miles southeast of downtown Baton Rouge, Louisiana. L’Auberge Baton Rouge offers a fully integrated casino entertainment experience. L’Auberge Baton Rouge competes directly with two casinos in the Baton Rouge area and other resort facilities regionally in New Orleans and the Mississippi Gulf Coast. In December 2015, a new casino resort opened in D’lberville, Mississippi, which will provide additional competition to our Boomtown New Orleans and L’Auberge Baton Rouge properties. OpCo will continue to own approximately 478 acres of excess land adjacent to L’Auberge Baton Rouge following the transaction.

The L’Auberge Lake Charles facility, located in Lake Charles, Louisiana, offers one of the closest full-scale casino-hotel facilities to Houston, Texas, as well as to the Austin, Texas and San Antonio, Texas metropolitan areas. The facility is approximately 140 miles from Houston and approximately 300 miles and 335 miles from Austin and San Antonio, respectively.

L’Auberge Lake Charles competes with other full-service regional and destination resort casinos, including those in Lake Charles, Louisiana; New Orleans, Louisiana; Biloxi, Mississippi; and Las Vegas, Nevada. In December 2014, a new competitor, the Golden Nugget Lake Charles, opened in Lake Charles, Louisiana and is located adjacent to the facility. The facility also competes with a land-based Native American casino, which is approximately 43 miles northeast of Lake Charles; a racetrack slot operation located approximately 25 miles to the west; and numerous truck stops with slot machines in many parishes of Louisiana. OpCo will continue to own 54 acres of excess land near L’Auberge Lake Charles following the transaction.

West Segment

The Ameristar Black Hawk facility, located in the center of the Black Hawk gaming district, is approximately 40 miles west of Denver. The facility caters primarily to patrons from the Denver metropolitan area and surrounding states and primarily competes with 23 other gaming operations located in the Black Hawk and Central City gaming market in Colorado.

The Cactus Petes and Horseshu facilities (collectively, the “Jackpot Facilities”) are located in Jackpot, Nevada, just south of the Idaho border. The Jackpot Facilities serve guests primarily from Idaho, and secondarily from Oregon, Washington, Montana, northern California and the southwestern Canadian provinces. The Jackpot Facilities compete primarily with three other hotels and motels (all of which also have casinos) in Jackpot and a Native American casino and hotel near Pocatello, Idaho.

Other Assets and Operations

OpCo will own and operate the Heartland Poker Tour, which is a live and televised poker tournament series that broadcasts its events on hundreds of network television, cable and satellite stations.

OpCo will own 75.5% of the equity of Pinnacle Retama Partners, LLC, which is the owner of the racing license utilized in the operation of Retama Park Racetrack. We expect to have a management contract with Retama Development Corporation to manage the day-to-day operations of Retama Park Racetrack.

Financial information about segments and geographic areas is incorporated by reference from Notes 1 and 13 to our Consolidated Financial Statements included in this Information Statement.

Description of Debt

We have entered into commitment letters with certain lenders to provide financing to us in connection with the merger of PropCo with GLPI. See “Unaudited Pro Forma Condensed Consolidated Financial Information—Financing in Connection with GLPI Transaction,” included elsewhere in this information statement for additional information regarding our contemplated debt financing arrangements.

Competition

We face significant competition in each of the jurisdictions in which we will operate. Such competition may intensify in some of these jurisdictions if new gaming operations open in these markets or existing competitors expand their operations. The facilities we will operate compete directly with other gaming facilities in each state in which we operate, as well as facilities in other states. We also will compete for customers with other casino operators in other markets, including casinos located on Native American reservations, and other forms of gaming, such as lotteries and Internet gaming. Many of our competitors are larger and have substantially greater name recognition and marketing and financial resources. In some instances, particularly with Native American casinos, our competitors pay substantially lower taxes or no taxes at all, as compared to us. We believe that increased legalized gaming in certain states, particularly in areas close to our existing gaming facilities such as Colorado, Idaho, Illinois, Iowa, Kansas, Kentucky, Mississippi, Nebraska, Ohio, Oklahoma, and Texas; the development or expansion of Native American gaming in or near the states in which we will operate; and the potential legalization of Internet gaming could create additional competition for us and could adversely affect our operations or proposed development projects.

Government Regulation and Gaming Matters

The gaming industry is highly regulated, and we must obtain and maintain certain licenses to continue our operations. Each of the casinos on which we will operate is subject to extensive regulation under the laws, rules and regulations of the jurisdiction in which it is located. These laws, rules and regulations generally concern the responsibility, financial stability and character of the owners, managers, and persons with financial interests in the gaming operations. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions.

Our businesses will be subject to various federal, state and local laws and regulations in addition to gaming regulations. These laws and regulations include, but are not limited to, restrictions and conditions concerning alcoholic beverages, environmental matters, employees, currency transactions, taxation, zoning and building codes, and marketing and advertising. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Material changes, new laws or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our operating results.

From time to time, certain development projects may require substantial costs for environmental remediation due to prior use of our development sites. The River City site on which we will operate, for example, was previously used for heavy industrial purposes, necessitating remediation of the site as part of the overall project, which has been completed. The project budgets for such a site typically include amounts expected to cover the remediation work required.

Executive Officers of the Registrant

The persons who are expected to serve as OpCo’s executive officers and their positions with us are as follows:

NAME	POSITION WITH PNK ENTERTAINMENT, INC.
Anthony M. Sanfilippo	Chief Executive Officer and Director
Carlos A. Ruisanchez	President and Chief Financial Officer
John A. Godfrey	Executive Vice President, Secretary and General Counsel
Virginia E. Shanks	Executive Vice President and Chief Administrative Officer
Troy A. Stremming	Executive Vice President, Government Relations and Public Affairs
Neil E. Walkoff	Executive Vice President, Operations

Directors of the Registrant

The following table lists persons who are expected to serve as directors, their principal occupations and principal employers:

NAME	PRINCIPAL OCCUPATION & EMPLOYER
Anthony M. Sanfilippo	Chief Executive Officer of PNK Entertainment, Inc.
Charles L. Atwood	Corporate Director, Advisor and Lead Trustee, Equity Residential
Stephen C. Comer	Retired Accounting Firm Managing Partner
Bruce A. Leslie	Attorney, Bruce A. Leslie, Chtd.
James L. Martineau	Non-Executive Chairman of the Board of PNK Entertainment, Inc., Business Advisor and Private Investor
Desirée Rogers	Chief Executive Officer of Johnson Publishing Company, LLC
Jaynie M. Studenmund	Corporate Director and Advisor

Legal Proceedings

From time to time, we expect to be a party to a variety of legal proceedings that arise in the normal course of our business. While the results of these legal proceedings cannot be predicted with certainty, management does not expect that the outcome of such proceedings, either individually or in the aggregate, will have a material effect on our financial position, cash flows or results of operations.

THE SEPARATION

General

The Board of Pinnacle approved a plan to separate Pinnacle’s real estate (except the Belterra Park property and excess land at certain locations which, as a result of negotiations with GLPI, shall be transferred to OpCo) from its operations. To effect this separation, Pinnacle’s operations, the Belterra Park property and excess land at certain locations will be transferred to OpCo or its subsidiaries, which will be spun-off as a stand-alone, publicly traded company prior to the proposed merger of PropCo with a wholly owned subsidiary of GLPI pursuant to the Merger Agreement, dated as of July 20, 2015. On March 15, 2016, Pinnacle held a special meeting at which the stockholders of Pinnacle approved the proposal to adopt the Merger Agreement providing for the merger.

In furtherance of this plan, the Pinnacle Board approved the distribution of all of the shares of our common stock held by Pinnacle to holders of Pinnacle common stock. In the distribution of the shares of OpCo common stock, each holder of Pinnacle common stock will receive on [●], 2016, the distribution date, one share of OpCo common stock for each share of Pinnacle common stock held at the close of business on the record date, as described below. Pinnacle will not distribute any fractional shares of OpCo common stock. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market and distribute the aggregate net cash proceeds of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. Following the distribution, Pinnacle stockholders will own 100% of OpCo’s issued and outstanding common stock.

You will not be required to make any payment, surrender or exchange your shares of Pinnacle common stock or take any other action to receive your shares of our common stock.

Concurrently with OpCo’s separation from Pinnacle and as a result of an internal reorganization implemented by Pinnacle, Pinnacle will transfer all of Pinnacle’s operating assets and liabilities and the Belterra Park property and excess land at certain locations to us, in return for the number of shares of our common stock distributable in the distribution.

Furthermore, the distribution of OpCo common stock as described in this information statement is subject to the satisfaction of certain conditions. For a more detailed description of these conditions, see “Conditions to the Distribution” below.

Reasons for the Separation

Pinnacle believes that the separation of its real estate (except the Belterra Park property and excess land at certain locations) from its operations will be in the best interests of stockholders. The reasons for the separation include:

●	Business Focus: As a result of the separation, OpCo will be better able to focus financial and operational resources on its own business and on pursuing appropriate growth opportunities and executing its own strategic plan.

●	Overall Leverage Profile: The proposed separation will meaningfully reduce OpCo’s indebtedness for borrowed money which Pinnacle believes will provide financial flexibility to capitalize on internal and external growth opportunities; however, when factoring in our obligations under the Master Lease, our leverage profile will be similar to that of Pinnacle.

●	Unlocking Value: Pinnacle believes that the separation will unlock the significant embedded value in Pinnacle’s real estate assets and deliver substantial value to its stockholders.

●	Management Continuity: Following the separation, OpCo will continue to benefit from our management team’s expertise in conducting gaming and hospitality operations.

●	Future Growth: Following the separation, OpCo will be well-positioned to pursue growth opportunities.

In determining whether to effect the separation, the Pinnacle Board was mindful of the costs associated with the separation and the risks OpCo faces as a public company, which weighed against the separation. The Pinnacle Board determined, however, that for the reasons stated above, the separation provided the separated companies with certain opportunities and benefits that could enhance stockholder value.

Formation of a Holding Company Prior to the Distribution

In connection with and prior to the distribution, Pinnacle organized OpCo as a Delaware corporation for the purpose of transferring to OpCo all of Pinnacle’s operating assets and liabilities and the Belterra Park property and excess land at certain locations, including any entities holding substantially all of its operating assets and liabilities.

The Number of Shares You Will Receive

For each share of Pinnacle common stock that you owned at the close of business on [●], 2016, the record date, you will receive one share of OpCo common stock on the distribution date. Pinnacle will not distribute any fractional shares of OpCo common stock to its stockholders. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The transfer agent, in its sole discretion, without any influence by Pinnacle or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the transfer agent will not be an affiliate of either Pinnacle or us. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

When and How You Will Receive the Dividend

Pinnacle will distribute the shares of OpCo common stock on [●], 2016, the distribution date. American Stock Transfer and Trust Company, which currently serves as the transfer agent and registrar for Pinnacle common stock, will serve as transfer agent and registrar for OpCo common stock and as distribution agent in connection with the distribution.

If you own Pinnacle common stock as of the close of business on the record date, the shares of OpCo common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. If you sell shares of Pinnacle common stock in the “regular-way” market, up to and including through the distribution date, you will be selling your right to receive shares of OpCo common stock in the distribution.

Commencing on or shortly after the distribution date, if you hold physical stock certificates that represent your shares of Pinnacle common stock and you are the registered holder of the Pinnacle shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having shares of our common stock registered in book-entry form, we encourage you to contact American Stock Transfer and Trust Company at the address set forth on page 10 of this information statement.

Most Pinnacle stockholders hold their shares of Pinnacle common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Pinnacle common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of our common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of our common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

American Stock Transfer and Trust Company, as distribution agent, will not deliver any fractional shares of our common stock in connection with the distribution. Instead, American Stock Transfer and Trust Company will aggregate all fractional shares and sell them on behalf of the holders who otherwise would be entitled to receive fractional shares. The aggregate net cash proceeds of these sales, which generally will be taxable for U.S. federal income tax purposes, will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. See “U.S. Federal Income Tax Considerations Relating to the Distribution” below for an explanation of the tax consequences of the distribution. If you physically hold Pinnacle common stock certificates and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately four to six weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your Pinnacle stock through a bank or brokerage firm, your bank or brokerage firm will receive on your behalf your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Results of the Separation

After our separation from Pinnacle, we will be a stand-alone, publicly traded company. Immediately following the distribution, we expect to have approximately [●] stockholders of record, based on the number of registered stockholders of Pinnacle common stock on [●], 2016, and approximately [●] shares of our common stock outstanding. The actual number of shares of OpCo common stock to be distributed will be determined on the record date and will reflect any exercise of Pinnacle options between the date the Pinnacle Board declares the dividend for the distribution and the record date for the distribution.

In connection with the separation, we will enter into a Separation and Distribution Agreement and several other agreements with PropCo and GLPI, including an Employee Matters Agreement and a Master Lease pursuant to which PropCo (and following the merger, a subsidiary of GLPI, as the successor by merger), as landlord, will lease to a wholly owned subsidiary of OpCo, as tenant, certain real estate properties that will be owned by GLPI following the merger, to effect the separation and provide a framework for our relationship with PropCo and GLPI after the separation and the merger. We have also entered into a Tax Matters Agreement with Pinnacle and GLPI that generally governs the parties’ respective rights and obligations after the separation and the merger with respect to certain tax matters. These agreements will govern the relationships between OpCo and GLPI subsequent to the completion of the separation plan and the merger and provide for the allocation between OpCo and PropCo (and after the completion of the merger, GLPI) of Pinnacle’s assets, liabilities and obligations attributable to periods prior to OpCo’s separation from Pinnacle. Though these agreements will be related party agreements at the time such agreements are entered into, such agreements were negotiated with GLPI on an arm’s length basis and may not be modified without GLPI’s prior written consent.

As a result of the contribution of Pinnacle’s operating assets and the Belterra Park property and excess land at certain locations and the assumption of certain of Pinnacle’s liabilities and the subsequent distribution of our stock, Pinnacle and its subsidiaries will recognize taxable gain equal to the excess, if any, of our fair market value on the first day of trading over the tax basis of Pinnacle in our stock (as a result of the contribution of assets and assumption of liabilities) prior to the distribution. To the extent this gain results in a tax liability after taking into account certain tax attributes available to Pinnacle and its subsidiaries, under the Tax Matters Agreement, the tax liability for such gain will be borne by GLPI and its subsidiaries rather than us. GLPI’s liability in this regard will be limited by certain assumptions relating to Pinnacle’s tax attributes and projected taxable income, with us bearing liability to the extent additional taxes may result from an inaccuracy in such assumptions.

For a more detailed description of these agreements, see “The Master Lease” included in the next section below and “Certain Relationships and Related Party Transactions” included elsewhere in this information statement.

The distribution will not affect the number of outstanding shares of Pinnacle common stock or any rights of Pinnacle stockholders.

The Master Lease

Immediately prior to the closing of the merger, Pinnacle MLS, LLC, one of Pinnacle’s wholly owned subsidiaries (“Tenant”), will enter into a triple-net Master Lease with PropCo (also referred to as “Landlord”). Immediately upon closing of the merger, a subsidiary of GLPI will become successor by merger to Landlord. Tenant will lease from Landlord real property assets associated with fourteen (14) of the gaming facilities used in Pinnacle’s operations (the “facilities”). The obligations of the Tenant under the Master Lease will be guaranteed by OpCo and all subsidiaries of Tenant that will operate the facilities leased under the Master Lease, or that own a gaming license, other license or other material asset necessary to operate any portion of the facilities and certain other subsidiaries. A default by Tenant with regard to any facility will cause a default with regard to the entire portfolio.

The following description of the Master Lease does not purport to be complete but contains a summary of certain material provisions of the Master Lease.

Term and Renewals

The Master Lease will provide for the lease of land, buildings, structures and other improvements on the land (including barges and riverboats), easements and similar appurtenances to the land and improvements relating to the operation of the leased properties.

The Master Lease will provide for an initial term of ten years with no purchase option. At Tenant’s option, the Master Lease may be extended for up to five five-year renewal terms beyond the initial ten-year term, on the same terms and conditions. If Tenant elects to renew the term of the Master Lease, the renewal will be effective as to all, but not less than all, of the leased property then subject to the Master Lease.

Tenant will not have the ability to terminate its obligations under the Master Lease prior to its expiration without the Landlord’s consent. If the Master Lease is terminated prior to its expiration other than with Landlord’s consent, the Tenant may be liable for damages and incur charges such as continued payment of rent through the end of the lease term and maintenance costs for the property.

Rental Amounts and Escalators

The Master Lease is commonly known as a triple-net lease. Accordingly, in addition to rent, the Tenant will be required to pay the following: (i) all facility maintenance, (ii) all insurance required in connection with the leased properties and the business conducted on the leased properties, (iii) taxes levied on or with respect to the leased properties (other than taxes on the income of the Landlord) and (iv) all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties.

Under the Master Lease, the initial annual aggregate rent payable by Tenant will be $377 million (the “Total Rent Amount”). Tenant will make the rent payment in monthly installments. The rent will be comprised of “Base Rent” and “Percentage Rent” components which are described below.

●	Base Rent. The base rent amount will be the sum of:

●

Building Base Rent: a fixed component equal to approximately $289,056,000, subject to adjustment on the date of execution of the Master Lease to equal the Total Rent Amount less the Adjusted Land Base Rent (hereinafter defined) and the Adjusted Percentage Rent (hereinafter defined), during the first year of the Master Lease, and thereafter escalated annually by 2%, subject to a cap that would cause the preceding year’s adjusted revenue to rent ratio (as it will be defined in the Master Lease) for the properties in the aggregate not to fall below 1.8:1; plus

●	Land Base Rent: an additional fixed component equal to approximately $43,972,000, which shall be adjusted on the date of execution of the Master Lease to equal two percent (2%) of the net revenue from the leased properties during the twelve months prior the commencement of the Master Lease (such adjusted figure, the “Adjusted Land Base Rent”).

●	Percentage Rent. A variable percentage rent component that will be calculated as follows and is expected to equal approximately $43,972,000, which shall be adjusted on the date of execution of the Master Lease to equal two percent (2%) of the net revenue from the leased properties during the twelve months prior the commencement of the Master Lease (such adjusted figure, the “Adjusted Percentage Rent”), during the first year of the Master Lease:

●	Fixed amount for the first two years. An adjustment will be recorded every two years to establish a new fixed amount for the next two-year period based on the average actual net revenues of Tenant from the facilities during the two-year period then ended (and calculated by multiplying 4% by the excess (if any) of (i) the average net revenues for the trailing two-year period over (ii) 50% of the trailing twelve (12) months net revenues as of the month ending immediately prior to the execution of the Master Lease).

Maintenance and Capital Improvements

The Tenant will be required to make all expenditures reasonably necessary to maintain the premises in good appearance, repair and condition. The Tenant will own and be required to maintain all personal property located at the leased properties in good repair and condition as is necessary to operate all the premises in compliance with applicable legal, insurance and licensing requirements. Without limiting the foregoing, the Tenant will be required to spend an amount equal to at least 1% of its actual net revenue each calendar year on installation or maintenance, restoration and repair of items that are capitalized in accordance with accounting principles generally accepted in the United States of America as of the date of lease execution with a life of not less than three years.

Capital improvements by the Tenant will be permitted without Landlord’s consent only if such capital improvements (i) are of equal or better quality than the existing improvements they are improving, altering or modifying, (ii) do not consist of adding new structures or enlarging existing structures and (iii) do not have an adverse effect on the structure of any existing improvements. All other capital improvements will require the Landlord’s review and approval, which approval shall not be unreasonably withheld. The Tenant will be required to provide copies of the plans and specifications in respect of all capital improvements, which shall be prepared in a high-grade professional manner and shall adequately demonstrate compliance with the foregoing with respect to permitted projects not requiring approval and shall be in such form as Landlord may reasonably require for any other projects.

The Tenant will be required to pay for all maintenance expenditures and capital improvements, provided that the Landlord will have a right of first offer to finance certain capital improvement projects. The Tenant shall be permitted to seek outside financing for such capital improvements during the six month period following Landlord’s offer of financing. Whether or not capital improvements are financed by the Landlord, the Landlord will be entitled to receive Percentage Rent based on the net revenues generated by the new improvements as described above and such capital improvements will be subject to the terms of the Master Lease.

New Opportunities

Tenant and Landlord generally will not be prohibited from developing, redeveloping, expanding, purchasing, building or operating facilities. However, certain limitations will apply within a sixty (60) mile radius of a facility that will be subject to the Master Lease (the “Restricted Area”). Within the Restricted Area, Tenant and the Landlord will be subject to the following restrictions.

●	Developing or building a new facility within the Restricted Area.

●	Tenant may develop or build a new facility only if it first offers Landlord the opportunity to participate (by including the newly developed property in the Master Lease portfolio) on terms to be negotiated by the parties. If Landlord declines, or if the parties cannot reach agreement on the terms, the annual Percentage Rent due from the affected existing facility subject to the Master Lease will thereafter be subject to (y) a floor which will be calculated based on the Percentage Rent that would have been paid for such facility if such Percentage Rent were adjusted based on net revenues for the calendar year immediately prior to the year in which the new facility is first opened to the public (the “Floor”) and (z) normal periodic adjustments provided that it may not be reduced below the Floor.

●	Landlord may not build or develop a new facility without Tenant’s prior consent, which may be withheld in Tenant’s sole discretion (but post-development sale-leasebacks or financings will be permitted without restriction as provided in the paragraph “Acquisition/refinance existing facilities within the Restricted Area” below).

●	Expanding existing facilities within the Restricted Area.

●	Tenant shall provide the Landlord with a right of first offer to finance any proposed expansion. Tenant shall be permitted to seek outside financing for such capital improvements during the six month period following Landlord’s offer of financing.

●	Landlord shall have the right to finance expansions by competitors but the Percentage Rent from the affected facilities will thereafter be calculated monthly, based on how much each preceding monthly net revenues for the affected facility is greater (or is less) than 1/12th of the portion of the trailing twelve (12) months net revenues as of the month ending immediately prior to the execution of the Master Lease attributable to the affected facility (and thereafter no longer based on the trailing two-year period that would have been the case).

●	Acquisition/refinance existing facilities within the Restricted Area. Either Tenant or Landlord may avail itself on the following terms of opportunities to, in the case of Tenant, purchase or operate (and, in the case of Landlord, purchase or refinance) an existing facility (whether built prior to or after the date of the Master Lease) within the Restricted Area:

●	Tenant: The annual Percentage Rent due from the affected existing facility in the territory will thereafter (i) be subject to the Floor and (ii) be subject to normal periodic adjustments provided that it may not be reduced below the Floor.

●	Landlord: No restriction on the purchase or refinance of an existing gaming facility.

We and Pinnacle encourage you to read the Master Lease carefully because it is the principal document governing the relationship between OpCo and GLPI following the merger.

U.S. Federal Income Tax Considerations Relating to the Distribution

For U.S. federal income tax purposes, the distribution by Pinnacle of the shares of OpCo common stock will not be eligible for treatment as a tax-free distribution. Accordingly, an amount equal to the fair market value of the shares of OpCo common stock received by a stockholder on the distribution date (including any fractional share deemed to be received by and sold on behalf of the stockholder) will be treated as a taxable dividend to the extent of such stockholder’s ratable share of any current or accumulated earnings and profits of Pinnacle, with the excess treated first as a non-taxable return of capital to the extent of such shareholder’s tax basis in its shares of Pinnacle’s common stock and then as capital gain. Pinnacle’s earnings and profits generally will be increased by any gain Pinnacle recognizes as a result of the contribution of assets to us and the subsequent distribution. In addition, Pinnacle or other applicable withholding agents may be required or permitted to withhold at the applicable rate on all or a portion of the distribution payable to non-U.S. stockholders, and any such withholding would be satisfied by Pinnacle or the other applicable withholding agent withholding and selling a portion of our shares of common stock otherwise distributable to non-U.S. stockholders. A stockholder’s tax basis in its shares of Pinnacle common stock held on the distribution date will be reduced (but not below zero) to the extent the fair market value of our shares received by such stockholder from Pinnacle exceeds such stockholder’s ratable share of Pinnacle’s current and accumulated earnings and profits. Pinnacle will not be able to advise stockholders of the amount of its earnings and profits until after the end of the 2016 year.

A stockholder’s tax basis in shares of OpCo common stock received in the distribution will equal the fair market value of such shares on the distribution date. A stockholder’s holding period for such shares will begin the day after the distribution date.

Although Pinnacle will be ascribing a value to shares of OpCo common stock it distributes for tax purposes, this valuation is not binding on the IRS or any other tax authority. These taxing authorities could ascribe a higher valuation to such shares, particularly if such shares trade at prices significantly above the value ascribed to them by Pinnacle in the period following the distribution. Such a higher valuation may cause a larger reduction in the tax basis of a stockholder’s shares of Pinnacle common stock or may cause a stockholder to recognize additional dividend or capital gain income.

Stockholders should consult their own tax advisors as to the particular tax consequences of the distribution to them.

Market for Common Stock

There is currently no public market for our common stock. We intend to apply to list our common stock on NASDAQ under the symbol “PNK.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing up to and including through the distribution date, we anticipate that there will be two markets in Pinnacle common stock: a “regular-way” market and an “ex-distribution” market. Shares of Pinnacle common stock that trade on the “regular-way” market will trade with an entitlement to shares of OpCo common stock distributed pursuant to the distribution. Shares of Pinnacle common stock that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell shares of Pinnacle common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of OpCo common stock in the distribution. If you own shares of Pinnacle common stock at the close of business on the record date and sell those shares of Pinnacle common stock on the “ex-distribution” market, up to and including through the distribution date, you will still receive the shares of OpCo common stock that you would otherwise be entitled to receive pursuant to your ownership of the shares of Pinnacle common stock.

We anticipate that a “when-issued” market in shares of OpCo common stock may develop on or shortly prior to the record date and continue up to and including through the distribution date. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of OpCo common stock that will be distributed to Pinnacle stockholders on the distribution date. If the distribution does not occur, the “when-issued” trades will be null and void. On the first trading day following the distribution date, “when-issued” trading with respect to shares of OpCo common stock will end and “regular-way” trading will begin.

OpCo Cash Payment

The Separation and Distribution Agreement will provide that at the time of distribution, OpCo will pay to PropCo the OpCo Cash Payment equal to the amount of existing Pinnacle debt at the time of the distribution, less $2.7 billion of debt assumed by GLPI, subject to certain adjustments, which will be used by PropCo to pay off a portion of Pinnacle’s existing indebtedness substantially concurrently with the consummation of the distribution and the merger. The OpCo Cash Payment is subject to the following adjustments:

●	the OpCo Cash Payment will be increased or decreased, as applicable, on a dollar-for-dollar basis by the amount that the existing indebtedness of Pinnacle at the time of the distribution is greater than or less than $3,675,000,000, respectively;

●	the OpCo Cash Payment will be reduced on a dollar-for-dollar basis by (i) the aggregate amount of Medicare taxes (ii) all Pinnacle transaction expenses up to and including either $32,000,000 if the merger is completed on or prior to March 31, 2016 or $25,000,000 if the merger is completed after March 31, 2016 and (iii) one-half of a potential fee related to third party consent;

●	the OpCo Cash Payment will be increased or decreased, as applicable, on a dollar-for-dollar basis by the amount that the accrued and unpaid interest in respect of the existing indebtedness of Pinnacle is greater than or less than the amount of such interest as of December 31, 2015; and

●	in the event the distribution and the merger have not been consummated by December 31, 2015, the OpCo Cash Payment will be increased on a dollar-for-dollar basis by certain time-based fees payable after December 31, 2015 with respect to GLPI’s financing commitments (up to a cap of $3,375,000).

●	We currently estimate, assuming the distribution and merger are consummated on April 28, 2016, Pinnacle transaction expenses to be approximately $45.2 million. The transaction expenses will include, among other costs, Pinnacle legal and advisor fees from third-party professional service providers, costs to obtain certain approvals and certain taxes. As noted above, GLPI will be responsible for $32 million of certain of these transaction expenses if the merger is completed on or prior to March 31, 2016 and $25 million of certain of these expenses if the merger is completed after such date (in either case reflected as a reduction to the OpCo Cash Payment). OpCo shall be responsible for any expenses above such amount. After giving effect to these reimbursements and adjustments related to expenses borne by GLPI, we currently estimate, assuming the distribution and merger are consummated on April 28, 2016, net Pinnacle transaction expenses to be approximately $17.2 million. Additionally, we currently estimate, assuming the distribution and merger are consummated on April 28, 2016, Pinnacle financing expenses to be approximately $15.9 million. The financing expenses include debt financing fees associated with obtaining commitments and funding under the Bridge Commitment Letter and Takeout Commitment Letter. After giving effect to reimbursements and adjustments related to expenses borne by GLPI, we currently estimate, assuming the distribution and merger are consummated on April 28, 2016, total net transaction and financing expenses to be approximately $33.1 million.

●	Assuming the distribution and merger are consummated on April 28, 2016, we estimate that the OpCo Cash Payment will be approximately $829.8 million, which will be distributed to PropCo and used to satisfy a portion of Pinnacle’s existing indebtedness (the remainder of such indebtedness will be satisfied by GLPI in connection with the Merger). The OpCo Cash Payment shall be adjusted depending on whether the accrued and unpaid interest in respect of Pinnacle’s existing indebtedness as of the time of the distribution is less than the amount of such interest as of December 31, 2015 (in which case the OpCo Cash Payment shall be decreased by such difference) or more than the amount of such interest as of December 31, 2015 (in which case the OpCo Cash Payment shall be increased by such excess). Moreover, OpCo will be responsible for half of the costs associated with certain tax adjustments with GLPI being responsible for the other half.

Conditions to the Distribution

We expect that the distribution will be effective on [●], 2016, the distribution date, subject to the satisfaction of certain conditions, including without limitation:

●	each of the conditions to Merger Agreement has been fulfilled or waived (other than those conditions that by their nature can only be satisfied at the closing of the merger, provided that such conditions are capable of being satisfied) and GLPI has confirmed to Pinnacle in writing that it is prepared to consummate the merger, subject only to the distribution;

●	each of the transaction documents contemplated by the Merger Agreement and the Separation and Distribution Agreement shall having been duly executed and delivered by the parties thereto;

●	the plan of reorganization to effectuate the separation having been substantially completed in accordance with the plan of reorganization;

●	the Form 10, of which this information statement is a part, filed with the SEC in connection with the separation has been declared effective by the SEC and no stop order suspending the effectiveness of the Form 10 shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and the information statement shall have been mailed to holders of Pinnacle common stock as of the record date of the distribution;

●	prior to the date of the distribution, such registration statements on Form S-8 as are necessary to register the equity awards of OpCo held by or made available to directors and employees of OpCo has been filed with the SEC;

●	all actions and filings with respect to the OpCo common stock necessary under applicable federal, state or foreign securities or “blue sky” laws and the rules and regulations thereunder having been taken and, where applicable, become effective or been accepted;

●	OpCo will have obtained an opinion from a nationally-recognized valuation or accounting firm or investment bank, as to the adequacy of surplus under the laws of the State of Delaware to effect the distribution and the OpCo Cash Payment, and as to the solvency of OpCo and PropCo after giving effect to the distribution and the OpCo Cash Payment in a form reasonably satisfactory to OpCo and Pinnacle;

●	the OpCo common stock to be delivered in the distribution has been accepted for listing on a national securities exchange, subject to compliance with applicable listing requirements; and

●	no injunction by any court or other tribunal of competent jurisdiction has been entered and continue to be in effect and no law has been adopted or be effective preventing consummation of the distribution or any of the transactions contemplated by the Merger Agreement.

In furtherance of the related condition referenced above, prior to the distribution, the Board of Pinnacle expects to obtain an opinion from an independent valuation or accounting firm or investment bank as to the solvency of Pinnacle and OpCo (based on the value of the assets of each exceeding its respective debts, each being able to pay its respective debts as they become due, each not having an unreasonably small amount of assets (or capital) for the operation of its businesses) and that Pinnacle has adequate surplus to distribute the shares of OpCo in the distribution and make the OpCo Cash payment.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Pinnacle stockholders who are entitled to receive shares of OpCo common stock in the distribution. The information statement is not, and is not to be construed as an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Pinnacle nor OpCo will undertake any obligation to update such information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY

We do not expect to declare dividends in the short term. We currently intend to retain earnings to support our operations, finance the growth and development of our business and pay down indebtedness. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board and will depend upon many factors, including our financial condition, earnings, capital requirements of our businesses, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. There can be no assurance that we will continue to pay any dividend if we do commence the payment of dividends.

CAPITALIZATION

The following table, which should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included elsewhere herein, sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2015 on a historical basis and on a pro forma basis to give effect to the separation and distribution and the transactions related to the separation and distribution as if they occurred on December 31, 2015. For an explanation of the pro forma adjustments made to our historical consolidated financial statements for the separation and distribution and the transactions related to the separation and distribution to derive the pro forma capitalization described below, please see “Unaudited Pro Forma Condensed Consolidated Financial Statements.”

	December 31, 2015
(In thousands, except share and per share data)	Historical	Pro Forma(a)
		(Unaudited)
Cash and cash equivalents	$164,034	$164,034

Existing revolving credit facility	750,118	–
Existing tranche B2 term loan	302,249	–
New revolving credit facility(b)	–	108,871
New Term Loan A	–	185,000
New Term Loan B	–	350,000

Total senior secured debt	1,052,367	643,871

6.375% senior notes due 2021	850,000	–
7.50% senior notes due 2021	1,040,000	–
7.75% senior subordinated notes due 2022	325,000	–
8.75% senior subordinated notes due 2020	350,000	–
Other debt	83	–
New senior unsecured notes	–	300,000

Total debt	$3,617,450	$943,871

Pinnacle preferred stock, $1.00 par value	–	–
Pinnacle common stock, $0.10 par value (net of treasury shares)	6,724	–
OpCo common stock, $0.01 par value	–	609
Additional paid-in capital	1,122,661	1,331,758
Accumulated deficit	(705,319)	(1,141,429)
Accumulated other comprehensive income	408	408
Treasury stock (at cost)	(71,090)	–

Total Pinnacle/OpCo stockholders’ equity	$353,384	$191,346

Non-controlling interest	10,125	10,125

Total stockholders’ equity	$363,509	$201,471

Total capitalization	$3,980,959	$1,145,342

(a)	This capitalization table assumes that we will utilize the commitments provided in the Takeout Commitment Letter, including issuing the Senior Notes, and will not utilize the Bridge Facility. However, we have not yet determined which of the Pinnacle Commitments will be utilized to provide the debt financing required by Pinnacle to consummate the transactions.

(b)	As of December 31, 2015, on an as adjusted basis, without regard to letters of credit, we would have had approximately $291.1 million in unused revolver capacity under the New Credit Facility.

Upon the closing of the separation and related transactions, Pinnacle’s net investment in OpCo will be reclassified as OpCo stockholders’ equity and will be allocated between common stock and additional paid-in capital based on the number of shares of OpCo common stock outstanding at the closing of the separation and related transactions. We have assumed for purposes of the pro forma condensed consolidated financial statements a distribution ratio of one share of our common stock for each share of outstanding Pinnacle common stock, excluding shares held in treasury.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following selected financial information for the years ended 2011 through 2015 was derived from Pinnacle’s historical audited consolidated financial statements. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical audited consolidated financial statements and related notes thereto. Pinnacle’s historical audited consolidated financial statements and related notes thereto have been determined to represent OpCo based on the conclusion that, for accounting purposes, the spin-off of OpCo should be evaluated as the reverse of its legal form under the requirements of ASC 505-60, Spinoff and Reverse Spinoffs, resulting in OpCo being considered the accounting spinnor and PropCo the accounting spinnee, following which PropCo will be acquired by GLPI. The OpCo leaseback of the gaming facilities under the terms of the Master Lease will not qualify for sale-leaseback accounting and therefore the Master Lease will be accounted for as a financing obligation and the gaming facilities will remain on OpCo’s Consolidated Financial Statements.

	For the year ended December 31,
	2015 (a)	2014 (b)	2013 (c)	2012 (d)	2011 (e)
	(in millions, except per share data)
Results of Operations:
Revenues	$2,291.9	$2,210.5	$1,487.8	$1,002.8	$940.9
Operating income	301.2	310.5	104.4	136.7	127.3
Income (loss) from continuing operations	42.1	38.3	(133.4)	(13.2)	28.9
Income (loss) from discontinued operations, net of income taxes	5.5	5.5	(122.5)	(18.6)	(31.4)
Net income (loss) from continuing operations per common share:
Basic	$0.71	$0.64	$(2.27)	$(0.22)	$0.47
Diluted	$0.68	$0.62	$(2.27)	$(0.22)	$0.46
Other Data:
Capital expenditures and land additions	$84.0	$230.8	$292.6	$299.5	$153.5
Ratio of earnings to fixed charges (f)	1.2x	1.2x	—	1.0x	1.2x
Cash Flows Provided by (Used in):
Operating activities	$408.2	$328.5	$161.1	$186.9	$131.8
Investing activities	(79.9)	33.2	(1,842.7)	(302.1)	(293.4)
Financing activities	(329.0)	(395.6)	1,778.5	136.7	46.5
Balance Sheet Data—December 31:
Cash, restricted cash and equivalents (g)	$164.0	$170.3	$203.5	$100.5	$82.9
Total assets	4,530.9	4,802.5	5,121.7	2,082.1	1,928.7
Long-term debt less current portion	3,616.7	3,944.4	4,326.4	1,410.4	1,202.0
Total stockholders’ equity	363.5	289.4	225.2	447.1	519.4

(a)	The financial results for 2015 include the impact of a $4.7 million impairment charge to goodwill, a $33.9 million impairment charge related to other intangible assets, a gain of $8.4 million related to the sale of approximately forty acres of land in Springfield, Massachusetts, and a gain of $4.8 million related to the sale of approximately 783 acres of excess land associated with our former Boomtown Reno operations. Our financial position also reflects the redemption of approximately $336.5 million of net aggregate principal amount of debt under our Credit Facility during the year.

(b)	The financial results for 2014 include the full year impact of the acquisition of Ameristar Casinos, Inc (“Ameristar”). In addition, financial results include the opening of Belterra Park, which opened May 1, 2014, the redemption of approximately $514.3 million of aggregate principal amount of term loans, for a net reduction in total debt of $401.3 million under our Credit Facility, a portion of which resulted in an $8.2 million loss on early extinguishment of debt.

(c)	The financial results for 2013 include the impact of the acquisition of Ameristar in August 2013. In addition, we incurred $85.3 million in costs associated with the acquisition of Ameristar, we incurred a $30.8 million loss on early extinguishment of debt, a $144.6 million charge to discontinued operations for the impairment of the Lumiére Place Casino, the Four Seasons Hotel St. Louis and HoteLumiére and related excess land parcels classified as held for sale in 2013, a $10.0 million charge related to the impairment of our Boomtown Bossier City gaming license, a tax benefit from the release of $58.4 million of our valuation allowance as a result of the consolidation of our deferred tax assets with Ameristar’s deferred tax liabilities, and a $92.2 million impairment of our investment in ACDL.

(d)	The financial results for 2012 include the opening of L’Auberge Baton Rouge, which opened September 1, 2012. In addition, we incurred a $20.7 million loss on early extinguishment of debt, a $10.2 million charge related to cash and land donation commitments made for various projects in the city of St. Louis to satisfy obligations under our redevelopment agreement, and a $25 million impairment of our investment in ACDL.

(e)	The financial results for 2011 include a full year of operations at River City, and the purchase of River Downs racetrack for approximately $45.2 million in January 2011, as well as our $95 million investment in ACDL in August 2011, which results have been included from the time of close. The purchase price of these entities has been excluded from the capital expenditures shown for 2011.

(f)	In computing the ratio of earnings to fixed charges: (x) earnings were pre-tax income (loss) from continuing operations before losses from equity method investments and fixed charges, excluding capitalized interest; and (y) fixed charges were the sum of interest expense, amortization of debt issuance costs and debt discount/premium, capitalized interest and the estimated interest component included in rental expense. Due principally to our large non-cash charges deducted to compute such earnings, earnings so calculated were less than fixed charges by $99.5 million for the year ended December 31, 2013.

(g)	Excludes amounts of cash and cash equivalents associated with entities and operations included in discontinued operations in the respective year.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information presents the unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statement of continuing operations as of and for the year ended December 31, 2015 based upon the consolidated historical financial statements of Pinnacle Entertainment, Inc. (“Pinnacle”).

The unaudited pro forma condensed consolidated balance sheet presents the financial position of PNK Entertainment, Inc. (“OpCo,” we,” “us,” “our” and “our company”) as of December 31, 2015 giving effect to events that are directly attributable to the spin-off of OpCo as a newly formed corporation and separation of Pinnacle’s real property (except the Belterra Park property and excess land at certain locations) from its operations, with OpCo becoming a stand-alone, publicly traded company, following which the remaining Pinnacle entity (“PropCo”), which will own most of Pinnacle’s historical real estate, will merge (the “merger”) with and into a wholly owned subsidiary of Gaming and Leisure Properties Inc. (“GLPI”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), with OpCo operating the gaming facilities acquired by GLPI under a triple-net master lease agreement (the “Master Lease”), as if they occurred on such date. The unaudited pro forma condensed consolidated statement of continuing operations for the year ended December 31, 2015 gives effect to the Merger Agreement and Master Lease as if they had occurred on January 1, 2015.

The unaudited pro forma condensed consolidated financial information has been prepared based upon currently available information and assumptions deemed appropriate by Pinnacle’s management and is provided for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been completed as of the dates set forth above, nor is it indicative of the future results or current financial conditions. Furthermore, the unaudited pro forma condensed consolidated statement of continuing operations excludes certain nonrecurring charges associated with the Merger Agreement and Master Lease. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the separate historical financial statements and accompanying notes of Pinnacle.

PNK Entertainment, Inc.

Unaudited Condensed Consolidated Balance Sheet and Pro Forma Adjustments

As of December 31, 2015

(amounts in thousands)

	Historical
	Pinnacle Entertainment, Inc.	Pro Forma Adjustments	Notes	Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$164,034	$943,871	a	$164,034
		(15,300)	b
		(11,120)	c
		(917,451)	d
Accounts receivable, net	33,594	—		33,594
Inventories	10,309	—		10,309
Income tax receivable, net	1,133	—		1,133
Prepaid expenses and other assets	14,624	(111)	e	14,513
Assets held for sale and assets of discontinued operations	9,938	—		9,938

Total current assets	233,632	(111)		233,521
Land, buildings, vessels and equipment, net	2,856,011	—		2,856,011
Goodwill	914,525	(94,900)	g	819,625
Intangible assets, net	479,543	(259,000)	g	220,543
Other assets, net	47,200	(9,333)	h	37,580
		(287)	e
Deferred income taxes	—	45,407	f	45,407

Total assets	$4,530,911	$(318,224)		$4,212,687

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$67,297	$—		$67,297
Accrued interest	50,091	(50,091)	i	—
Accrued compensation	74,069	—		74,069
Accrued taxes	38,910	—		38,910
Other accrued liabilities	84,872	—		84,872
Current portion of long-term debt	11,006	(11,006)	j	12,750
		12,750	a
Current portion of long-term financing obligation	—	5,324	k	5,324

Total current liabilities	326,245	(43,023)		283,222
Long-term debt less current portion	3,616,729	(3,606,444)	j	915,821
		931,121	a
		(10,285)	l
		(15,300)	b
Long-term financing obligation less current portion	—	2,775,568	k	2,775,568
Other long-term liabilities	36,605	—		36,605
Deferred income taxes	187,823	(187,823)	f	—

Total liabilities	4,167,402	(156,186)		4,011,216

Commitments and contingencies
Stockholders’ equity:
Common stock	6,724	(6,724)	m	609
		609	n
Additional paid-in capital	1,122,661	209,097	o	1,331,758
Accumulated deficit	(705,319)	(11,120)	c	(1,141,429)
		(71,090)	p
		(353,900)	g
Accumulated other comprehensive income	408	—		408
Treasury stock	(71,090)	71,090	p	—

Total Pinnacle stockholders’ equity	353,384	(162,038)		191,346
Non-controlling interest	10,125	—		10,125

Total stockholders’ equity	363,509	(162,038)		201,471

Total liabilities and stockholders’ equity	$4,530,911	$(318,224)		$4,212,687

PNK Entertainment, Inc.

Unaudited Condensed Consolidated Statement of Operations and Pro Forma Adjustments

For the year ended December 31, 2015

(amounts in thousands, except per share data)

	Historical
	Pinnacle Entertainment, Inc.	Pro Forma Adjustments	Notes	Pro Forma
Revenues:
Gaming	$2,048,272	$—		$2,048,272
Food and beverage	125,775	—		125,775
Lodging	50,961	—		50,961
Retail, entertainment and other	66,840	—		66,840

Total revenues	2,291,848	—		2,291,848

Operating expenses
Gaming	1,094,803	—		1,094,803
Food and beverage	118,323	—		118,323
Lodging	25,001	—		25,001
Retail, entertainment and other	28,426	—		28,426
General and administrative	426,064	(111)	a	425,953
Depreciation and amortization	242,550	—		242,550
Pre-opening, development and other costs	14,247	(12,183)	b	2,064
Impairment of goodwill	4,757	—		4,757
Impairment of other intangible assets	33,845	—		33,845
Write-downs, reserves, and recoveries, net	2,666	—		2,666

Total operating expenses	1,990,682	(12,294)		1,978,388

Operating income	301,166	12,294		313,460
Interest expense, net	(244,408)	244,408	c	(379,607)
		(49,391)	d
		(330,216)	e
Loss from equity method investment	(83)	—		(83)

Income (loss) from continuing operations before income taxes	56,675	(122,905)		(66,230)
Income tax (expense) benefit	(14,560)	528	f	(14,032)

Income (loss) from continuing operations	42,115	(122,377)		(80,262)
Net loss attributable to non-controlling interest	(1,278)	—		(1,278)

Income (loss) from continuing operations attributable to Pinnacle Entertainment, Inc./PNK Entertainment, Inc.	$43,393	$(122,377)		$(78,984)

Net income (loss) from continuing operations per common share:
Basic	$0.71	n/a		$(1.29)
Diluted	$0.68	n/a		$(1.29)
Weighted average shares:
Basic	61,030	—		61,030
Diluted	63,321	—		61,030

PNK Entertainment, Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Note 1. Basis of Presentation

The historical financial information has been adjusted to give pro forma effect to events that are (i) directly attributable to the legal separation of Pinnacle’s real estate assets (except the Belterra Park property and excess land at certain locations) from its operating assets and liabilities into OpCo, pursuant to the Merger Agreement in which PropCo will merge with and into a wholly owned subsidiary of GLPI following the separation of OpCo, with OpCo operating the gaming facilities acquired by GLPI under the Master Lease (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed consolidated statement of continuing operations, expected to have a continuing impact on results. The pro forma adjustments are based on the determination that the separation of OpCo should be evaluated for accounting purposes as the reverse of its legal form under the requirements of Accounting Standards Codification (“ASC”) Subtopic 505-60, Spinoff and Reverse Spinoffs, resulting in OpCo being considered the accounting spinnor and PropCo the accounting spinnee, following which PropCo will be acquired by GLPI. The OpCo leaseback of the gaming facilities under the terms of the Master Lease will not qualify for sale-leaseback accounting and therefore the Master Lease will be accounted for as a financing obligation and the gaming facilities will remain on OpCo’s Consolidated Financial Statements. The pro forma adjustments giving effect to the Master Lease and Merger Agreement are based on book values and estimates of fair value. All pro forma adjustments have been prepared to illustrate the estimated effect of the transactions contemplated by the Merger Agreement.

This information should be read in conjunction with Pinnacle’s historical financial statements and accompanying notes in its Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the SEC on February 29, 2016. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma condensed consolidated financial information.

Note 2.  Description of Transactions

On July 20, 2015, Pinnacle entered into the Merger Agreement. Pursuant to the terms of the Merger Agreement, Pinnacle will separate its real estate assets (except the Belterra Park property and excess land at certain locations which, as a result of negotiations with GLPI, shall be transferred to OpCo) from its operating assets into OpCo and it will distribute to its stockholders, on a pro rata basis, all of the issued and outstanding shares of common stock of OpCo (such distribution referred to as the “Spin-Off”). As a result, Pinnacle stockholders will receive one share of OpCo common stock for each share of Pinnacle common stock that they own. PropCo will then merge with and into Gold Merger Sub, LLC, a wholly owned subsidiary of GLPI (“Merger Sub”), with Merger Sub surviving the merger as a wholly owned subsidiary of GLPI.

At the effective time of the merger, each share of common stock, par value $0.10 per share, of Pinnacle (the “Pinnacle Common Stock”) issued and outstanding immediately prior to the effective time (other than shares of Pinnacle Common Stock (i) owned or held in treasury by Pinnacle or (ii) owned by GLPI, its subsidiaries or Merger Sub) will be canceled and converted automatically into the right to receive 0.85 shares of common stock, par value $0.01 per share, of GLPI.

After the closing of the merger, OpCo will own and operate Pinnacle’s fifteen facilities, of which fourteen properties will be subject to the Master Lease, and OpCo will own Belterra Park and certain excess land not acquired by GLPI. OpCo will operate the gaming facilities acquired by GLPI under a triple-net 10-year master lease agreement that will have five subsequent, five-year extension periods at OpCo’s option. OpCo will pay an initial annual aggregate rent payment of $377 million to GLPI. The consummation of the merger is subject to customary conditions, including without limitation, receipt of regulatory approvals and the approval by stockholders of GLPI and Pinnacle.

In connection with the transactions contemplated by the Merger Agreement, including the Spin-Off, to provide us with the debt financing required to consummate the proposed transactions, Pinnacle has entered into two commitment letters, the Bridge Commitment Letter and a Takeout Commitment Letter, which are described below, and will utilize the funding from either the Bridge Commitment Letter or the Takeout Commitment Letter (but not both).

Pursuant to the Bridge Commitment Letter, Pinnacle received commitments for an aggregate principal amount of $1.1 billion in financing, comprised of a $900 million senior secured 364-day term loan bridge facility and a $200 million senior secured 364-day revolving credit facility (together, the “Bridge Facilities”).

Pursuant to the Takeout Commitment Letter, Pinnacle received commitments for an aggregate principal amount of $585 million in financing, comprised of a (i) $185 million senior secured term loan A facility (the “Term Loan A Facility”) and (ii) $400 million senior secured revolving credit facility (together, the “Committed Takeout Facilities”). The lenders under the Takeout Commitment Letter have also agreed to use their commercially reasonable efforts to syndicate a $350 million senior secured term loan B facility (the “Term Loan B Facility”), which may, at our election, be increased or decreased by up to $125 million in connection with the issuance of senior unsecured notes (as discussed below) to finance a portion of the transactions (together with the Committed Takeout Facilities, the “Takeout Facilities”), as further described in the Takeout Commitment Letter.

As noted in the Takeout Commitment Letter, it is anticipated that we will issue senior unsecured notes (the “Senior Notes”) in an aggregate principal amount of $300 million to provide a portion of the debt financing required by Pinnacle to consummate the transactions. The principal amount of the Senior Notes may, at our election, be increased or decreased by up to $125 million, as further described in, and in accordance with the terms of, the Takeout Commitment Letter. Both the issuance of the Senior Notes and the receipt by the Takeout Commitment Parties of commitments from lenders for the Term Loan B Facility, in each case, on or prior to the closing date of the merger, are conditions to the availability of the Takeout Facilities.

The Senior Notes are only contemplated in connection with the Takeout Commitment Letter. Depending on market conditions at the time of closing of the transaction with GLPI, PropCo intends to use the financing under the Takeout Commitment Letter to consummate the proposed transactions with GLPI.

Note 3.  Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2015

The unaudited pro forma condensed consolidated balance sheet presented above reflects the following specific adjustments:

(a)	Represents the gross cash proceeds received utilizing the debt financing pursuant to the Takeout Commitment Letter along with the issuance of Senior Notes, which is our intention, and the associated current and long-term debt balances. The OpCo debt structure includes the following:

(dollars in thousands)	Estimated Proceeds

Revolving Credit Facility (total borrowing capacity of $400,000)	$108,871
Term Loan A Facility	185,000
Term Loan B Facility	350,000
Senior Notes	300,000

Total	$943,871

To the extent that we utilize the debt financing pursuant to the Bridge Commitment Letter, instead of the Takeout Facilities and any Senior Notes, the entire debt balance would be classified as current since the Bridge Facilities mature in 364 days from funding.

(b)	Represents the debt issuance costs and original issuance discount on the Revolving Credit Facility, Term Loans, and the Senior Notes.

(c)	Represents the cash outflow for the payment of estimated transaction expenses required to close the transaction including commitment fees under the Bridge Commitment Letter, net of reimbursements.
(d)	Represents the cash outflow for the OpCo cash contribution to pay off a portion of Pinnacle’s existing indebtedness and accrued interest assumed by Merger Sub pursuant to the Merger Agreement.
(e)	Represents the removal of certain insurance policies that will be acquired by Merger Sub.
(f)	Represents the adjustments to deferred tax assets and deferred tax liabilities as a result of the transaction. The adjustments assume that OpCo will recognize a valuation allowance that offsets deferred tax assets for all jurisdictions except for certain states that are more likely than not to be realized.
(g)	Represents the non-cash impairment of goodwill and other intangible assets (consisting of trade names and gaming licenses) based on our preliminary valuation testing. Indefinite-lived intangibles are tested for impairment annually, or more frequently if indicators of impairment exist. OpCo indefinite-lived intangible assets were tested for impairment as the transaction with GLPI is a significant OpCo (the accounting spinnor) financial restructuring event that increases OpCo’s cash flow obligations in connection with the Master Lease, which OpCo concluded represents an indicator that impairment may exist. The fair values of the reporting units were determined using a discounted cash flow valuation approach. The fair value of the gaming licenses and trade names were determined using a discounted cash flow valuation approach.

The impairment testing of goodwill and indefinite-lived intangible assets requires the use of estimates about future operating results of each OpCo reporting unit. In addition, other assumptions, such as our cost of capital, tax rates, capital expenditures, depreciation, working capital, and risk premiums were utilized in our estimates of fair value. Changes in estimates or the application of alternative assumptions may produce significantly different results. The results of the impairment tests are preliminary and subject to change upon being updated as of the closing date of the transactions.

(h)	Represents the removal of unamortized debt issuance costs associated with the historical revolving credit facility assumed by Merger Sub.
(i)	Represents the removal of accrued interest associated with the historical debt assumed by Merger Sub.
(j)	Represents the removal of current and long-term portions of the principal debt outstanding and concurrently refinanced assumed by Merger Sub. OpCo will pay to PropCo a cash payment equal to the amount of existing Pinnacle debt at the time of the distribution, less $2.7 billion of debt assumed by Merger Sub, subject to certain adjustments, as referred to in adjustment d.
(k)	Represents the current and long-term portions of the financing obligation associated with the Triple Net Master Lease Agreement with GLPI. The financing obligation has been calculated as the present value of future minimum lease payments over the 35-year lease term discounted using an incremental borrowing rate of 12%. Our determination of the incremental borrowing rate was based on an estimated rate we would incur on debt obtained over a similar term for the specific purpose of acquiring the leased assets. In developing this rate, we looked at Pinnacle’s current borrowing rates and observable market yield curve data for comparably rated borrowings in an effort to account for the duration of the 35-year lease term. We utilized current observable market data for 7 to 8 year rates and adjusted estimated risk premium to account for the duration of the lease. For illustrative purposes, (i) in the event the incremental borrowing rate were 14%, then the pro forma adjustments for the current portion of the long-term financing obligation and the long-term financing obligation less current portion would be $2.7 million and $2.4 billion, respectively, and (ii) in the event the incremental borrowing rate were 10%, then the pro forma adjustments for the current portion of the long-term financing obligation and the long-term financing obligation less current portion would be $10.5 million and $3.3 billion, respectively.
(l)	Represents the removal of unamortized debt issuance costs and unamortized original issuance premium, net of discounts, associated with the outstanding debt assumed by Merger Sub (excluding the historical revolving credit facility, which are included in adjustment h).
(m)	Represents the removal of historical Pinnacle common stock.
(n)	Represents the addition of newly-issued OpCo common stock.

(o)	This adjustment to additional paid-in capital is the result of the following other adjustments (amounts in thousands):

Cash outflow for OpCo cash contribution (see Note (d))	$(917,451)
Removal of current and long-term portions of prepaid insurance policies (see Note (e))	(398)
Reflects adjustments to deferred tax assets and deferred tax liabilities (see Note (f))	233,230
Removal of historical unamortized debt issuance costs (see Note (h))	(9,333)
Removal of accrued interest (see Note (i))	50,091
Removal of current and long-term portions of historical debt at principal amount (see Note (j))	3,617,450
Recognition of current and long-term portions of financing obligation (see Note (k))	(2,780,892)
Removal of historical unamortized debt issuance costs and unamortized original issuance premium, net of discounts (see Note (l))	10,285
Removal of historical Pinnacle common stock (see Note (m))	6,724
Addition of newly-issued OpCo common stock (see Note (n))	(609)

Total additional paid-in capital	$209,097

For illustrative purposes, (i) in the event the incremental borrowing rate were 14%, then the pro forma adjustment for additional paid-in capital would be $583,885 and (ii) in the event the incremental borrowing rate were 10%, then the pro forma adjustment for additional paid-in capital would be $(289,719).
(p)	Represents the removal of the historical treasury stock of Pinnacle, which will be canceled as part of this transaction.

Note 4. Notes to Unaudited Pro Forma Condensed Consolidated Statement of Continuing Operations for the year ended December 31, 2015

The unaudited pro forma condensed consolidated statement of continuing operations presented above reflects the following specific adjustments:

(a)	Represents the removal of amortization on insurance policies, which will be assumed by Merger Sub.
(b)	Represents the removal of restructuring costs that were incurred during the year ended December 31, 2015 to complete the Spin-off and the Merger.
(c)	Represents the removal of interest expense associated with the historical debt to be refinanced.
(d)	Represents the interest expense associated with the debt expected to be incurred under the proposed OpCo debt structure, including the amortization of debt issuance costs and original issuance discount. The pro forma interest expense arising from these debt instruments has been computed using assumed rates, which on a weighted-average principal outstanding basis is 4.86%. Additionally, the Revolving Credit Facility carries a 0.50% fee for unused borrowing capacity, less outstanding letters of credit. Each 1/8th% change in the assumed rates on these debt instruments would result in a total change in consolidated interest expense of $0.9 million for the year ended December 31, 2015. To the extent that OpCo utilizes the debt financing pursuant to the Bridge Commitment Letter, instead of the Takeout Facilities and any Senior Notes, interest expense would decrease by approximately $12.0 million; however, depending on the amount of time that the Bridge Facilities are outstanding, OpCo would incur duration fees that escalate every 90 days through maturity, which would total approximately $24.8 million if the Bridge Facilities were outstanding for 270 days or more. Further, OpCo would incur additional fees to refinance the Bridge Facilities with a permanent capital structure, which are similar in amount to what OpCo would expect to incur under its current plan to utilize the Takeout Facilities.
(e)

Represents the interest expense associated with the financing obligation related to the leased real estate assets. Interest expense has been determined by utilizing an incremental borrowing rate of 12%. For illustrative purposes, (i) in the event the incremental borrowing rate were 14%, then the pro forma adjustment for interest expense associated with the financing obligation related to the leased real estate assets would be $332.8 million and (ii) in the event the incremental borrowing rate were 10%, then the pro forma adjustment for interest expense associated with the financing obligation related to the leased real estate assets would be $325.0 million.
(f)	Represents the income tax expense effect of the transaction assuming the Master Lease is treated as an operating lease for tax purposes with OpCo being subject to a full valuation allowance.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis of financial condition, results of operations, liquidity and capital resources should be read in conjunction with, and is qualified in its entirety by, Pinnacle’s historical audited consolidated financial statements and accompanying notes thereto, included in this information statement, and Pinnacle’s other filings with the Securities and Exchange Commission. Pinnacle’s historical audited consolidated financial statements and accompanying notes thereto have been determined to represent OpCo based on the conclusion that for accounting purposes, the spin-off of OpCo should be evaluated as the reverse of its legal form under the requirements of ASC 505-60, Spinoff and Reverse Spinoffs, resulting in OpCo being considered the accounting spinnor and PropCo the accounting spinnee. The OpCo leaseback of the gaming facilities under the terms of the Master Lease will not qualify for sale-leaseback accounting and therefore the Master Lease will be accounted for as a financing obligation and the gaming facilities will remain on OpCo’s Consolidated Financial Statements. The following is historical financial information of Pinnacle and does not account for the spin-off, merger and the Master Lease.

Executive Overview

We are an owner, operator and developer of casinos, a racetrack and related hospitality and entertainment facilities. We operate 15 gaming entertainment facilities in Colorado, Indiana, Iowa, Louisiana, Mississippi, Missouri, Nevada, and Ohio. We also hold a majority interest in the racing license owner, and we are a party to a management contract, for Retama Park Racetrack located outside of San Antonio, Texas. In addition to these facilities, we own and operate a live and televised poker tournament series under the trade name Heartland Poker Tour. We view each of our operating facilities as an operating segment with the exception of our two facilities in Jackpot, Nevada, which we view as one operating segment. For financial reporting purposes, we aggregate our operating segments into the following reportable segments:

Segments(1)

Midwest segment, which includes:	Location
Ameristar Council Bluffs	Council Bluffs, Iowa
Ameristar East Chicago	East Chicago, Indiana
Ameristar Kansas City	Kansas City, Missouri
Ameristar St. Charles	St. Charles, Missouri
River City	St. Louis, Missouri
Belterra	Florence, Indiana
Belterra Park	Cincinnati, Ohio

South segment, which includes:	Location
Ameristar Vicksburg	Vicksburg, Mississippi
Boomtown Bossier City	Bossier City, Louisiana
Boomtown New Orleans	New Orleans, Louisiana
L’Auberge Baton Rouge	Baton Rouge, Louisiana
L’Auberge Lake Charles	Lake Charles, Louisiana

West segment, which includes:	Location
Ameristar Black Hawk	Black Hawk, Colorado
Cactus Petes and Horseshu	Jackpot, Nevada

(1) All of the properties described above are subject to the Master Lease, except for Belterra Park.

We operate gaming entertainment facilities, all of which include gaming and dining facilities, and most of which include hotel, retail and other amenities. In addition, we manage a racetrack and own and operate a poker tour. Our operating results are highly dependent on the volume of customers at our facilities, which, in turn, affects the price we can charge for our hotel rooms and other amenities. While we do provide casino credit in several gaming jurisdictions, most of our revenue is cash-based, with customers wagering with cash or paying for non-gaming services with cash or credit cards. Our facilities generate significant operating cash flow. Our industry is capital-intensive, and we rely on the ability of our facilities to generate operating cash flow to pay interest, repay debt costs and fund maintenance capital expenditures.

Our mission is to increase stockholders’ value in the Company. We seek to increase revenues through enhancing the guest experience by providing them with their favorite games, restaurants, hotel accommodations, entertainment and other amenities in attractive surroundings with high-quality guest service and our mychoice customer loyalty program. We seek to improve cash flows by focusing on operational excellence and efficiency while meeting our guests’ expectations of value. Our long-term strategy includes disciplined capital expenditures to improve and maintain our existing properties, while growing the number and quality of our facilities by pursuing gaming entertainment opportunities we can improve, develop, or acquire. We intend to diversify our guest demographics and revenue sources by growing our portfolio of operating properties both domestically and internationally, while remaining gaming and entertainment centric. We intend to implement these strategies either alone or with third parties when we believe it benefits our stockholders to do so. In making decisions, we consider our stockholders, guests, team members and other constituents in the communities in which we operate.

Results of Operations

The following table highlights our results of operations for the years ended December 31, 2015, 2014, and 2013. We report segment operating results based on revenues and Adjusted EBITDA. Such segment reporting is on a basis consistent with how we measure our business and allocate resources internally. The following table highlights our Adjusted EBITDA (defined below) for each segment and reconciles Consolidated Adjusted EBITDA (defined below) to Income (Loss) from continuing operations in accordance with U.S. GAAP.

	For the year ended December 31,
	2015	2014	2013
	(in millions)
Revenues:
Midwest segment (a)	$1,265.6	$1,185.2	$650.9
South segment (a)	793.3	801.9	748.1
West segment (a)	226.6	216.0	82.9

	2,285.5	2,203.1	1,481.9
Corporate and other (c)	6.4	7.4	6.0

Total revenues	$2,291.9	$2,210.5	$1,487.9

Adjusted EBITDA (b):
Midwest segment (a)	$379.3	$348.4	$183.7
South segment (a)	239.0	244.4	213.5
West segment (a)	81.7	78.2	27.7

	700.0	671.0	424.9
Corporate expenses and other (c)	(83.0)	(86.2)	(54.3)

Consolidated Adjusted EBITDA (b)	$617.0	$584.8	$370.6

Other benefits (costs):
Depreciation and amortization	(242.5)	(241.1)	(148.5)
Pre-opening, development and other costs	(14.2)	(13.0)	(89.0)
Non-cash share-based compensation	(17.8)	(13.9)	(11.5)
Impairment of goodwill	(4.7)	—	—
Impairment of other intangible assets	(33.9)	—	(10.0)
Write-downs, reserves and recoveries, net	(2.7)	(6.4)	(7.3)
Interest expense, net	(244.4)	(252.6)	(169.8)
Loss from equity method investment	(0.1)	(0.2)	(92.2)
Loss on early extinguishment of debt	—	(8.2)	(30.8)
Income tax (expense) benefit	(14.6)	(11.1)	55.1

Income (loss) from continuing operations	$42.1	$38.3	$(133.4)

(a)	See “Executive Summary” section for listing of properties included in each reportable segment.
(b)	We define Consolidated Adjusted EBITDA as earnings before interest income and expense, income taxes, depreciation, amortization, pre-opening, development and other costs, non-cash share-based compensation, asset impairment costs, write-downs, reserves, recoveries, corporate-level litigation settlement costs, gain (loss) on sale of certain assets, loss on early extinguishment of debt, gain (loss) on sale of equity security investments, income (loss) from equity method investments, non-controlling interest and discontinued operations. We define Adjusted EBITDA for each operating segment as earnings before interest income and expense, income taxes, depreciation, amortization, pre-opening, development and other costs, non-cash share-based compensation, asset impairment costs, write-downs, reserves, recoveries, inter-company management fees, gain (loss) on sale of certain assets, gain (loss) on early extinguishment of debt, gain (loss) on sale of discontinued operations, and discontinued operations. We define Adjusted EBITDA margin as Adjusted EBITDA for the segment divided by segment revenues. We use Consolidated Adjusted EBITDA and Adjusted EBITDA for each segment to compare operating results among our properties and between accounting periods. Consolidated Adjusted EBITDA and Adjusted EBITDA have economic substance because they are used by management as measures to analyze the performance of our business and are especially relevant in evaluating large, long-lived casino-hotel projects because they provide a perspective on the current effects of operating decisions separated from the substantial non-operational depreciation charges and financing costs of such projects. We eliminate the results from discontinued operations at the time they are deemed discontinued. We also review pre-opening, development and other costs separately, as such expenses are also included in total project costs when assessing budgets and project returns, and because such costs relate to anticipated future revenues and income. We believe that Consolidated Adjusted EBITDA and Adjusted EBITDA are useful measures for investors because they are indicators of the performance of ongoing business operations. These calculations are commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare operating performance and value of companies within our industry. In addition, our credit agreement and bond indentures require compliance with financial measures similar to Consolidated Adjusted EBITDA. Consolidated Adjusted EBITDA should not be considered as an alternative to operating income as an indicator of performance, or as an alternative to any other measure provided in accordance with GAAP. Our calculations of Adjusted EBITDA and Consolidated Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.
(c)	Corporate and other includes revenues from Retama Park Racetrack (which we manage) and the HPT. Corporate expenses represent unallocated payroll, professional fees, travel expenses and other general and administrative expenses not directly related to our casino and hotel operations. Beginning in the third quarter of 2013, we changed the methodology used to allocate corporate expenses to our reportable segments. Historically, we allocated direct and some indirect expenses incurred at the corporate headquarters to each property. Expenses incurred at the corporate headquarters that were related to property operations, but not directly attributable to a specific property, were allocated, typically on a pro rata basis, to each property. Only the remaining corporate expenses that were not related to an operating property were retained in the Corporate expense category. Under our new methodology, only corporate expenses that are directly attributable to a property are allocated to each applicable property. All other costs incurred relating to management and consulting services provided by corporate headquarters to the properties are now allocated to those properties based on their respective share of the monthly consolidated net revenues in the form of a management fee. The corporate management fee is excluded in the calculation of segment Adjusted EBITDA and is completely eliminated in any consolidated financial results. The change in methodology increases Adjusted EBITDA and the related margin for the reportable segments with a corresponding increase in corporate expense, resulting in no impact to Consolidated Adjusted EBITDA. Other includes expenses relating to the management of Retama Park Racetrack and the operation of HPT.

Consolidated Overview

During 2015, consolidated income from continuing operations was $42.1 million, consolidated revenues increased by $81.4 million, or 3.7% year over year to $2.3 billion, and Consolidated Adjusted EBITDA was $617.0 million, an increase of $32.2 million, or 5.5%, year over year.

The 2015 operating results were positively impacted by consolidated revenue growth, expense efficiency and the leveraging of the Ameristar Casinos, Inc. (“Ameristar”) acquisition integration work done over the past several years. Operating results during 2015 were also benefited by the full year of operations at our Belterra Park property, which opened on May 1, 2014.

Our operating results for 2015 were negatively impacted by the addition, in December 2014, of a new competitor in the Lake Charles market. In addition, our operating results were benefited from a $3.6 million refund received on a disputed vendor payment and negatively impacted by costs associated with a team member retention program at L’Auberge Lake Charles and repair costs related to flooding of the Red River in Bossier City.

During 2014, consolidated income from continuing operations was $38.3 million, consolidated revenues increased by $722.6 million, or 48.6% year over year to $2.2 billion, and Consolidated Adjusted EBITDA was $584.8 million, an increase of $214.2 million, or 57.8%, year over year. The operating results reflect twelve months of revenues and Consolidated Adjusted EBITDA of the acquired Ameristar properties.

In 2014, we substantially completed the integration of the Ameristar properties into our operations. As a key part of the integration, we implemented operational changes to take advantage of synergies that were created as a result of our increased size and diversity. Additionally, as a part of the integration, we implemented company-wide best practices that have positively impacted our operating results since the acquisition. For example, improvements made to our risk management program throughout our organization benefited our operations through a reduction in the number and severity of general liability and workers’ compensation claims, lower general liability and workers’ compensation self-insurance costs, and a reduction in our general liability and workers’ compensation self-insurance accruals as of December 31, 2014.

We offer incentives to our customers through our mychoice customer loyalty program. Under the mychoice customer loyalty program, customers earn points based on their level of play that may be redeemed for various benefits, such as cash back, dining, or hotel stays, among others. The reward credit balance under the program will be forfeited if the customer does not earn any reward credits over the prior six-month period. In addition, based on their level of play, customers can earn additional benefits without redeeming points, such as a car lease, among other items.

We accrue a liability for the estimated cost of providing these mychoice program benefits as the benefits are earned. Estimates and assumptions are made regarding cost of providing the benefits, breakage rates, and the mix of goods and services customers will choose. We use historical data to assist in the determination of estimated accruals. Changes in estimates or customer redemption habits could produce significantly different results. As of December 31, 2015 and 2014, we had accrued $25.4 million and $26.6 million, respectively, for the estimated cost of providing these benefits.

Our revenue consists mostly of gaming revenue, which is primarily from slot machines and to a smaller extent, table games. The slot revenue represented approximately 82%, 83% and 79% of gaming revenue in 2015, 2014 and 2013, respectively. In analyzing the performance of our properties, the key indicators related to gaming revenue are slot handle and table games drop (which are volume indicators) and win or hold percentage.

Slot handle or video lottery terminal (“VLT”) handle represents the total amount wagered in a slot machine or VLT, and table games drop represents the total amount of cash and net markers issued that are deposited in gaming table drop boxes. Win represents the amount of wagers retained by us and recorded as gaming revenue, and hold represents win as a percentage of slot handle, VLT handle or table games drop. Given the stability in our slot and VLT hold percentages, we have not experienced any significant impact on our results from operations as a result of changes in hold percentages.

For table games, customers usually purchase cash chips at the gaming tables. The cash and markers (extensions of credit granted to certain credit-worthy customers) are deposited in the drop box of each gaming table. Table game win is the amount of drop that is retained and recorded as gaming revenue, with liabilities recognized for funds deposited by customers.

Segment comparison of years ended December 31, 2015, 2014, and 2013

Midwest Segment

	For the year ended December 31,			% Increase/(Decrease)
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
	(in millions)
Gaming revenues	$1,146.9	$1,075.0	$586.0	6.7%	83.4%
Total revenues	1,265.6	1,185.2	650.9	6.8%	82.1%
Operating income	218.9	209.3	117.2	4.6%	78.6%
Adjusted EBITDA	379.3	348.4	183.7	8.9%	89.6%

In the Midwest segment, total revenues increased by $80.4 million or 6.8% to $1.3 billion for the year ended December 31, 2015. Adjusted EBITDA increased by $30.9 million or 8.9% to $379.3 million during the same period. For the year ended December 31, 2014, total revenues increased by $534.3 million or 82.1% to $1.2 billion and Adjusted EBITDA increased by $164.7 million or 89.6% to $348.4 million.

During 2015, the Midwest segment’s total revenues and Adjusted EBITDA were driven by improved year over year operating performance at River City, Belterra Park, Ameristar Kansas City, and Ameristar East Chicago. Additionally, the Midwest segment operating results were benefited by the full year of operations at Belterra Park, which opened on May 1, 2014.

During 2014, the Midwest segment operating results improved year over year as a result of twelve months of operating results of the Ameristar properties, which were acquired in August 2013. The increase in total revenues is also attributable to the May 2014 opening of Belterra Park, which contributed $39.1 million in additional revenue during 2014. However, Midwest segment Adjusted EBITDA was negatively impacted by Belterra Park operating results during 2014. Midwest segment Adjusted EBITDA was negatively impacted by a one-time $3.1 million charge due to the expansion of the mychoice customer loyalty program at the Ameristar-branded properties during the second quarter of 2014.

South Segment

	For the year ended December 31,			% Increase/(Decrease)
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
	(in millions)
Gaming revenues	$712.4	$718.8	$671.9	(0.9)%	7.0%
Total revenues	793.3	801.9	748.1	(1.1)%	7.2%
Operating income	150.2	163.9	136.7	(8.4)%	19.9%
Adjusted EBITDA	239.0	244.4	213.5	(2.2)%	14.5%

For the year ended December 31, 2015, the South segment’s total revenues decreased by $8.6 million or 1.1% year over year to $793.3 million. Adjusted EBITDA decreased by $5.4 million or 2.2% to $239.0 million. For the year ended December 31, 2014, total revenues increased by $53.8 million or 7.2% to $801.9 million and Adjusted EBITDA increased by $30.9 million or 14.5% to $244.4 million.

During 2015, the South segment’s total revenues and Adjusted EBITDA were impacted by a year over year decrease in operating performance at L’Auberge Lake Charles due to the addition of a new competitor that opened in December 2014, which added gaming and hotel capacity to the Lake Charles market. However, increases in operating performance at Boomtown New Orleans and L’Auberge Baton Rouge partially offset the decrease at L’Auberge Lake Charles. For the year ended December 31, 2015, the South segment Adjusted EBITDA results were also negatively impacted by $2.0 million of cost associated with a L’Auberge Lake Charles team member retention program that was implemented during 2014.

During 2014, twelve months of operating results from our Ameristar Vicksburg property, acquired in August 2013, contributed to the total revenues and Adjusted EBITDA increases in the South segment. In addition, South segment results were positively impacted by strong core demand trends and margin performance at our L’Auberge Lake Charles property, a stabilization of demand trends and profitability at Boomtown Bossier City, and increased operational efficiency at Ameristar Vicksburg. Boomtown New Orleans negatively impacted South Segment results in 2014. For the year ended December 31, 2014, the South Segment Adjusted EBITDA results were also negatively impacted by $2.8 million of cost associated with a L’Auberge Lake Charles team member retention program, which was implemented in 2014.

West Segment

	For the year ended December 31,			% Increase/(Decrease)
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
	(in millions)
Gaming revenues	$189.0	$180.6	$69.4	4.7%	160.2%
Total revenues	226.6	216.0	82.9	4.9%	160.6%
Operating income	56.0	51.1	17.6	9.6%	190.3%
Adjusted EBITDA	81.7	78.2	27.7	4.5%	182.3%

For the year ended December 31, 2015, the West segment’s total revenues increased by $10.6 million or 4.9% year over year to $226.6 million and Adjusted EBITDA increased $3.5 million or 4.5% year over year to $81.7 million. The segment’s Adjusted EBITDA margin was 36.1%. For the year ended December 31, 2014, total revenues increased by $133.1 million or 160.6% to $216.0 million and Adjusted EBITDA increased by $50.5 million or 182.3% to $78.2 million.

During 2015, the West segment’s total revenues and Adjusted EBITDA were driven by year over year improved operating performance at Ameristar Black Hawk and the Jackpot Properties.

The increase in total revenues and Adjusted EBITDA in 2014 as compared to the year ended December 31, 2013, was primarily a result of the timing of the acquisition of the Ameristar properties, which comprises 100% of the total West segment results. In addition, operating performance was positively impacted by operational efficiencies at each property.

Other factors affecting income (loss) from continuing operations

	For the year ended December 31,			% Increase/(Decrease)
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
	(in millions)
Other benefits (costs):
Corporate expenses and other	$(83.0)	$(86.2)	$(54.3)	(3.7)%	58.7%
Depreciation and amortization expense	(242.5)	(241.1)	(148.5)	0.6%	62.4%
Pre-opening, development and other costs	(14.2)	(13.0)	(89.0)	9.2%	(85.4)%
Non-cash share-based compensation expense	(17.8)	(13.9)	(11.5)	28.1%	20.9%
Impairment of goodwill	(4.7)	—	—	NM	NM
Impairment of other intangible assets	(33.9)	—	(10.0)	NM	NM
Write-downs, reserves and recoveries, net	(2.7)	(6.4)	(7.3)	(57.8)%	(12.3)%
Interest expense, net	(244.4)	(252.6)	(169.8)	(3.2)%	48.8%
Loss from equity method investment	(0.1)	(0.2)	(92.2)	(50.0)%	(99.8)%
Loss on early extinguishment of debt	—	(8.2)	(30.8)	NM	(73.4)%
Income tax (expense) benefit	(14.6)	(11.1)	55.1	31.5%	NM

NM — Not Meaningful

Corporate expenses and other is principally comprised of corporate overhead expense, the HPT and the Retama Park Racetrack management operations. Corporate overhead expense decreased by $3.2 million year over year to $83.0 million for the year ended December 31, 2015. The decrease in corporate overhead expense was primarily driven by non-recurring costs incurred in 2014 including $8.1 million associated with the opposition of a Colorado referendum to expand casino gambling to racetracks and severance costs related to operational leadership changes with no similar costs of significance in 2015.

The increase in corporate expense and other in 2014, as compared to 2013, was primarily driven by a change in our methodology for cost allocation from our corporate headquarters to each property and the timing of the acquisition of Ameristar. The increase in corporate expense and other is also the result of the costs incurred in opposition of the Colorado referendum and severance costs related to operational leadership changes.

Depreciation and amortization expense increased slightly in 2015 as compared to 2014 due to the opening of Belterra Park in May 2014 and the Boomtown New Orleans hotel in December 2014, which are offset by the timing of certain equipment that became fully depreciated during the second and third quarters of 2015 and the accelerated method of amortization on customer relationship intangible assets.

Depreciation and amortization expense increased in 2014 as compared to 2013 due to the timing of the acquisition of Ameristar in August 2013 and the opening of Belterra Park in May 2014.

Pre-opening, development and other costs consist of the following:

	For the year ended December 31,
	2015	2014	2013
	(in millions)
Restructuring costs (1)	$12.2	$1.7	$—
Ameristar acquisition (2)	0.9	2.2	85.3
Belterra Park (3)	—	8.2	1.2
Other	1.1	0.9	2.5

Total pre-opening, development and other costs	$14.2	$13.0	$89.0

(1)	Amounts comprised of cost associated with the separation of our real estate assets from our operating assets. See Note 7, “Investment, Restructuring, and Acquisition Activities,” to our Consolidated Financial Statements.
(2)	Amounts principally comprised of legal and advisory expenses, severance charges and other costs and expenses related to the financing and integration of the acquisition of Ameristar.
(3)	Belterra Park opened on May 1, 2014.

Non-cash share-based compensation for the year ended December 31, 2015, increased as compared to the prior year due to stock awards granted in 2015 and due to lower share-based compensation expense during 2014 as a result of the determination that certain performance share awards were no longer expected to vest, which resulted in the reversal of previously recognized share-based compensation expense. For the year ended December 31, 2014, non-cash share-based compensation increased as compared to the prior year primarily due to new stock awards, which includes new stock awards granted to employees associated with the Ameristar acquisition.

Impairment of goodwill consists of charges at Pinnacle Retama Partners, LLC (“PRP”) and HPT.

During 2015, we determined that there was an indication of impairment on the intangible assets of PRP due to the lack of legislative progress and on-going negative operating results at Retama Park Racetrack. As a result, we recognized non-cash impairment of the goodwill of $3.3 million, which fully impaired this intangible asset. Additionally, during 2015, we determined that there was an indication of impairment on the intangible assets of HPT due to its operating performance. As a result, we recognized non-cash impairment on its goodwill of $1.4 million.

There were no impairments to goodwill for the years ended December 31, 2014 or 2013.

Impairment of other intangible assets consists of charges at Belterra Park, Cactus Petes and Horseshu (“the Jackpot Properties”), PRP, HPT, and Boomtown Bossier City.

As a result of our 2015 annual assessment for impairment, we recognized non-cash impairments on the Belterra Park VLT license of $27.5 million and the Jackpot Properties’ trade name of $0.5 million. Belterra Park opened in May 2014 and recently completed its first full year of operations. During 2015, Belterra Park performed below our expectations, despite improved year-over-year operating results, and accordingly, we revised our long-term operating projections for the property during the fourth quarter of 2015. As a result, our annual impairment testing on the Belterra Park VLT license indicated a non-cash impairment. The Jackpot Properties’ impairment is primarily the result of updated assumptions used in the analysis.

During 2015, we determined that there was an indication of impairment on the intangible assets of PRP due to the lack of legislative progress and on-going negative operating results at Retama Park Racetrack. As a result, we recognized a non-cash impairment of the Retama Park Racetrack license of $5.0 million, which fully impaired this intangible asset.

Additionally, during 2015, we determined that there was an indication of impairment on the intangible assets of HPT due to its operating performance. As a result, we recognized non-cash impairments on its trade name and player relationship intangible assets of $0.2 million and $0.7 million, respectively.

There were no impairments to other intangible assets for the year ended December 31, 2014.

During 2013, we determined there was an indication of impairment for our Boomtown Bossier City gaming license due to a decrease in forecasted financial performance resulting from new competition, and we recorded an impairment of $10.0 million.

Write-downs, reserves and recoveries, net, consist of the following:

	For the year ended December 31,
	2015	2014	2013
	(in millions)
Loss on disposals of long-lived assets, net	$0.3	$3.5	$2.8
Lease abandonment	—	3.0	—
Impairment of long-lived assets	3.2	—	2.9
Other	(0.8)	(0.1)	1.6

Write-downs, reserves and recoveries, net	$2.7	$6.4	$7.3

Loss on disposals of long-lived assets, net: During the year ended December 31, 2015, we recorded a gain on the sale of land in Springfield, Massachusetts of $8.4 million. Additionally, during the years ended December 31, 2015, 2014, and 2013, we recorded net losses of $8.7 million, $3.5 million, and $2.8 million, respectively, related primarily to disposals of furniture, fixtures and equipment at our properties in the normal course of business.

Lease abandonment: During the year ended December 31, 2014, we recorded a $3.0 million lease abandonment charge from the consolidation of our Las Vegas headquarters.

Impairment of long-lived assets: During the year ended December 31, 2015, we recorded a total of $3.0 million in non-cash impairment charges on our land in Central City, Colorado to reduce the carrying amount of the asset to its estimated fair value less cost to sell. During the year ended December 31, 2013, we recorded a non-cash impairment charge of $1.5 million related to a decline in value of some of our excess land. Additionally, during the years ended December 31, 2015 and 2013, we recorded non-cash impairments on slot and other equipment at our properties.

Interest expense, net, was as follows:

	For the year ended December 31,
	2015	2014	2013
	(in millions)
Interest expense	$244.7	$255.9	$173.5
Interest income	(0.3)	(0.4)	(0.4)
Capitalized interest	—	(2.9)	(3.3)

Interest expense, net	$244.4	$252.6	$169.8

For the year ended December 31, 2015, interest expense decreased as compared to the prior year due to the reduction in total debt principal outstanding achieved principally with operating cash flows and proceeds from asset sales. For the year ended December 31, 2014, interest expense increased, as compared to 2013, due to the additional debt incurred to fund our acquisition of Ameristar in August 2013.

Interest expense is capitalized on internally constructed assets at our overall weighted average cost of borrowing. During 2015, there was no capitalized interest. During 2014, we capitalized interest on our Belterra Park re-development project and our Boomtown New Orleans hotel. During 2013, we capitalized interest on our Belterra Park re-development project and our River City expansion project, which included a parking garage, a multi-purpose event center, and a 200-room hotel.

For the years ended December 31, 2015, 2014, and 2013, excluding the amortization of debt issuance costs and original issuance discount/premium, interest expense, net, was $232.0 million, $242.9 million, and $163.4 million, respectively.

Loss on equity method investment represents losses recognized for the years ended December 31, 2015 and 2014, for our allocable share of an investment in a land re-vitalization project in downtown St. Louis.

For the year ended December 31, 2013, we recorded impairments of approximately $94.0 million fully impairing the remaining asset carrying amount of our minority ownership interest in Asian Coast Development (Canada), Ltd.

Loss on early extinguishment of debt for the year ended December 31, 2014, represents an $8.2 million loss from the redemption of our then existing Tranche B-1 term loans. The loss included the write-off of previously unamortized debt issuance costs and original issuance discount.

For the year ended December 31, 2013, we recorded a $30.8 million loss related to the early redemption of our 8.625% senior notes due 2017 and the amendment and restatement of our Fourth Amended and Restated Credit Agreement. The loss included redemption premiums and the write-off of previously unamortized debt issuance costs and original issuance discount.

Income tax expense for the years ended December 31, 2015, and 2014, was $14.6 million and $11.1 million, respectively, as compared to an income tax benefit of $55.1 million for the year ended December 31, 2013. For the years ended December 31, 2015, 2014, and 2013, the effective tax rates were 25.7%, 22.5%, and 29.2%, respectively. Our effective tax rate differs from the expected statutory tax rate of 35% due to the effect of permanent items, the recording of a valuation allowance release, deferred tax expense on tax amortization of indefinite-lived intangible assets, state taxes and a reserve for unrecognized tax benefits. Our income tax rate for the year ended December 31, 2015 included a $5.4 million tax benefit from the release of uncertain tax positions. For the year ended December 31, 2014, our income tax rate included a tax benefit from the release of $3.0 million of our valuation allowance as a result of additional deferred tax liabilities recognized from the preparation of the Ameristar pre-acquisition tax returns. Our income tax rate for the year ended December 31, 2013 included a tax benefit from the release of $58.4 million of our valuation allowance as a result of the consolidation of our deferred tax assets with the Ameristar deferred tax liabilities.

Discontinued operations include the results of operations of a component or group of components that have either been disposed of or are classified as held for sale when certain criteria are met.

Lumiére Place Casino and Hotels: In August 2013, we entered into an Equity Interest Purchase Agreement to sell the ownership interests in certain of our subsidiaries, which own and operate the Lumiére Place Casino and Hotels. During 2013, we recorded an impairment charge totaling $144.6 million, to reduce the carrying amount of the assets to their net realizable value, less costs to sell. During 2014, we completed the sale of the ownership interests in these subsidiaries for net cash consideration of $250.3 million.

Boomtown Reno: In August 2014, we closed the sale of the membership interest of PNK (Reno), LLC, which owned 27 acres of the excess land surrounding Boomtown Reno. At closing, we received approximately $3.5 million in cash, resulting in a gain of $2.4 million.

In April 2015, we completed the sale of approximately 783 acres of remaining excess land associated with our former Boomtown Reno operations, with a carrying amount of $8.3 million, for cash consideration of $13.1 million, resulting in a gain on disposition of $4.8 million, net of costs to sell.

Ameristar Lake Charles: In November 2013, we closed the sale of the equity interests of our subsidiary, which was constructing the Ameristar Lake Charles development project. We have received approximately $209.8 million in cash consideration and $10.0 million of deferred consideration in the form of a note receivable from the buyer due in July 2016. The recovery of proceeds from escrow and adjustments to our cost to sell estimates resulted in the recognition of an approximate $2.3 million gain during 2014.

Atlantic City: During the third quarter of 2013, we completed the sale of our land holdings in Atlantic City, New Jersey, for total consideration of approximately $29.5 million.

Liquidity and Capital Resources

As of December 31, 2015, we held $164.0 million of cash and cash equivalents. As of December 31, 2015, we had approximately $750.1 million drawn on our $1.0 billion revolving credit facility and had approximately $12.0 million committed under various letters of credit.

We generally produce significant positive cash flows from operations, though this is not always reflected in our reported net income (loss) due to large non-cash charges, such as impairment of goodwill and other intangible assets and depreciation and amortization. However, our ongoing liquidity will depend on a number of factors, including available cash resources, cash flow from operations, funding of construction of maintenance or development projects, as well as our compliance with covenants contained in our Credit Facility and the indentures governing our senior subordinated notes and senior notes.

	For the year ended December 31,			% Increase/(Decrease)
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
	(in millions)
Net cash provided by operating activities	$408.2	$328.5	$161.1	24.3%	103.9%
Net cash provided by (used in) investing activities	$(79.9)	$33.2	$(1,842.7)	NM	(101.8)%
Net cash provided by (used in) financing activities	$(329.0)	$(395.6)	$1,778.5	(16.8)%	(122.2)%

NM	— Not Meaningful

Operating Cash Flow

Our cash provided by operating activities for the year ended December 31, 2015 increased from the prior year primarily as a result of an improvement in operating results; a reduction of cash paid for interest, net of amounts capitalized, of approximately $10.5 million; and the receipt of approximately $17.3 million of net cash refunds related to income taxes.

Investing Cash Flow

The following is a summary of our capital expenditures by segment:

	For the year ended December 31,
	2015	2014	2013
	(in millions)
Midwest segment	$45.6	$158.2	$139.4
South segment	24.1	51.0	77.8
West segment	9.9	7.7	1.7
Other	4.4	13.9	73.7

Total capital expenditures	$84.0	$230.8	$292.6

In addition to the capital expenditures summarized above, during the year ended December 31, 2015, we made our final installment payment of $25.0 million for Belterra Park’s VLT license. Additionally, we received approximately $25.1 million in combined net proceeds from the dispositions of land in Springfield, Massachusetts, and Reno, Nevada, in separate transactions.

Our intention is to use existing cash resources, expected cash flows from operations and funds available under our Credit Facility to fund operations, maintain existing properties, make necessary debt service payments, and fund any potential development projects. In the event that our future cash flows from operations do not match the levels we currently anticipate, whether due to downturns in the economy or otherwise, we may need to raise funds through the capital markets, if possible.

Our ability to borrow under our Credit Facility is contingent upon, among other things, meeting customary financial and other covenants. If we are unable to borrow under our Credit Facility, or if our operating results are adversely affected because of a reduction in consumer spending, or for any other reason, our ability to maintain our existing properties or complete our ongoing projects may be affected unless we sell assets, enter into leasing arrangements, or take other measures to find additional financial resources. There is no certainty that we will be able to do so on terms that are favorable to the Company or at all.

We have entered into commitment letters with certain lenders to provide financing in connection with the Merger with GLPI.

We may face significant challenges if conditions in the economy and financial markets worsen, the effect of which could adversely affect consumer confidence and the willingness of consumers to spend money on leisure activities. Because of the current economic environment, certain of our customers may curtail the frequency of their visits to our casinos and may reduce the amounts they wager and spend when compared to similar statistics in better economic times. All of these effects could have a material adverse effect on our liquidity.

Financing Cash Flow

Credit Facility

In August 2013, we entered into an Amended and Restated Credit Agreement (“Credit Facility”), which consists of (i) $1.6 billion of term loans comprised of $500 million of Tranche B-1 term loans and $1.1 billion in Tranche B-2 term loans and (ii) a $1.0 billion revolving credit commitment. As of December 31, 2015, we had approximately $302.2 million in outstanding principal balance of Tranche B-2 term loans and had approximately $750.1 million drawn under the revolving credit facility. Additionally, we had approximately $12.0 million committed under various letters of credit. We fully repaid the outstanding principal of our Tranche B-1 term loans during 2014.

During 2015, we repaid approximately $336.5 million of net aggregate principal amount of debt under our Credit Facility.

The Credit Facility will be refinanced in connection with the merger and transactions contemplated thereby.

Senior and Senior Subordinated Indebtedness

As of December 31, 2015, we had outstanding $850.0 million aggregate principal amount of 6.375% senior notes due 2021 (“6.375% Notes”), $1.04 billion aggregate principal amount of 7.50% senior notes due 2021 (“7.50% Notes”), $325.0 million aggregate principal amount of 7.75% senior subordinated notes due 2022 (“7.75% Notes”), and $350.0 million aggregate principal amount of 8.75% senior subordinated notes due 2020 (“8.75% Notes”).

6.375% Senior Notes due 2021 and 7.50% Senior Notes due 2021

On August 5, 2013, we closed an offering of $850.0 million of 6.375% Notes at a price equal to par. Net of initial purchasers’ fees and various other costs and expenses, proceeds from the offering were approximately $835.0 million. We used the net proceeds from the offering, together with the proceeds from our Credit Facility (which is described above), to finance the aggregate cash consideration for the merger with Ameristar, pay transaction fees and expenses, redeem our 8.625% senior notes due in 2017, and provide working capital and funds for general corporate purposes.

The 6.375% Notes bear interest at a rate of 6.375% per year, payable semi-annually in arrears in cash on February 1st and August 1st of each year. The 6.375% Notes will mature on August 1, 2021.

Ameristar originally issued the $1.04 billion in aggregate principal amount of 7.50% Notes in 2011 and the Company assumed the 7.50% Notes in August 2013. The 7.50% Notes bear interest at a rate of 7.50% per year, payable semi-annually in arrears in cash on April 15th and October 15th of each year. The 7.50% Notes mature on April 15, 2021.

7.75% Senior Subordinated Notes due 2022 and 8.75% Senior Subordinated Notes due 2020

In March 2012, we issued $325.0 million in aggregate principal amount of 7.75% Notes at a price equal to par. Net of initial purchasers’ fees and various costs and expenses, proceeds from the offering were approximately $318.3 million. The 7.75% Notes bear interest at a rate of 7.75% per year, payable on April 1st and October 1st of each year. The 7.75% Notes mature on April 1, 2022.

We issued $350.0 million in aggregate principal amount of 8.75% Notes at a price equal to par in May 2010. Net of the initial purchasers’ fees and various costs and expenses, proceeds from the offering were approximately $341.5 million. The 8.75% Notes bear interest at a rate of 8.75% per year, payable on May 15th and November 15th of each year. The 8.75% Notes mature on May 15, 2020.

As of December 31, 2015, we were in compliance with the financial covenant ratios under the Credit Facility and indentures governing the Company’s 7.50% Notes, 8.75% Notes, 6.375% Notes, and 7.75% Notes and compliance with these financial covenant ratios does not have a material impact on our financial flexibility, including our ability to incur new indebtedness based on our operating plans.

Financing in Connection with GLPI Transaction

In connection with the transactions contemplated by the Merger Agreement, including the spin-off, to provide us with the debt financing required to consummate the proposed transactions, Pinnacle has entered into two commitment letters, a Bridge Commitment Letter and a Takeout Commitment Letter, which are described below, and will utilize the funding from either the Bridge Commitment Letter or the Takeout Commitment Letter (but not both).

Pursuant to the Bridge Commitment Letter, Pinnacle received commitments for an aggregate principal amount of $1.1 billion in financing, comprised of a $900 million senior secured 364-day term loan bridge facility and a $200 million senior secured 364-day revolving credit facility.

The availability of the Bridge Facility is subject, among other things, to:

●	consummation of the spin-off substantially concurrently with the initial funding of the Bridge Facility in accordance with the Separation and Distribution Agreement, without any amendment or modification thereto which is materially adverse to the interests of the lenders under the Bridge Facility (the “Bridge Lenders”), unless approved by the commitment parties under the Bridge Commitment Letter (the “Bridge Commitment Parties”) (such approval not to be unreasonably withheld or delayed);

●	execution and delivery by the borrower, and the other loan parties and the Bridge Lenders of definitive documentation with respect to the Bridge Facility consistent with the Bridge Commitment Letter;

●	effectiveness of the master lease without any amendment or modification thereto which is materially adverse to the Bridge Lenders, unless approved by the Bridge Commitment Parties (such approval not to be unreasonably withheld or delayed);

●	solvency of OpCo and its subsidiaries, on a consolidated basis, after giving effect to the consummation of the transactions;

●	delivery of financial statements regarding Pinnacle and its subsidiaries;

●	delivery of pro forma financials of OpCo and its subsidiaries;

●	delivery of all “know your customer” information required by regulatory authorities and requested by the Bridge Lenders regarding the borrower and the guarantors; and

●	the accuracy of certain limited representations and warranties.

Pursuant to the Takeout Commitment Letter, Pinnacle received commitments for an aggregate principal amount of $585 million in financing, comprised of a (i) $185 million senior secured term loan A facility and (ii) $400 million senior secured revolving credit facility. The lenders under the Takeout Commitment Letter have also agreed to use their commercially reasonable efforts to syndicate a $350 million senior secured term loan B facility, which may, at our election, be increased or decreased by up to $125 million in connection with the issuance of senior unsecured notes to finance a portion of the transactions, as further described in the Takeout Commitment Letter. As noted in the Takeout Commitment Letter, it is anticipated that we will also issue Senior Notes in an aggregate principal amount of $300 million to provide a portion of the debt financing required by Pinnacle to consummate the transactions. The principal amount of the Senior Notes may, at our election, be increased or decreased by up to $125 million, as further described in, and in accordance with the terms of, the Takeout Commitment Letter. Both the issuance of the Senior Notes and the receipt by the Takeout Commitment Parties of commitments from lenders for the Term Loan B Facility, in each case, on or prior to the closing date of the merger, are conditions to the availability of the Takeout Facilities.

The availability of the Takeout Facilities is subject, among other things, to:

●	consummation of the spin-off substantially concurrently with the initial funding of the Takeout Facilities in accordance with the Separation and Distribution Agreement, without any amendment or modification thereto which is materially adverse to the interests of the lenders under the Takeout Facilities (the “Takeout Lenders”), unless approved by the commitment parties under the Takeout Commitment Letter (the “Takeout Commitment Parties”) (such approval not to be unreasonably withheld or delayed);

●	execution and delivery by the borrower, and the other loan parties and the Takeout Lenders of definitive documentation with respect to the Takeout Facilities consistent with the Takeout Commitment Letter;

●	effectiveness of the master lease without any amendment or modification thereto which is materially adverse to the Takeout Lenders, unless approved by the Takeout Commitment Parties (such approval not to be unreasonably withheld or delayed);

●	solvency of OpCo and its subsidiaries, on a consolidated basis, after giving effect to the consummation of the transactions;

●	delivery of financial statements regarding Pinnacle and its subsidiaries;

●	delivery of pro forma financials of OpCo and its subsidiaries;

●	issuance of the Senior Notes in an aggregate gross principal amount of $300 million and receipt of $350 million in aggregate principal amount of commitments from lenders for the Term Loan B Facility;

provided that, OpCo may, in its sole discretion, increase or decrease the Term Loan B Facility by up to $125 million and increase or decrease the Senior Notes by up to $125 million, so long as after giving effect to such increases and/or decreases the aggregate amount of the Senior Notes and Term Loan B Facility are equal to at least $575 million and do not exceed $650 million;

●	delivery of all “know your customer” information required by regulatory authorities and requested by the Takeout Lenders regarding OpCo and the guarantors; and

●	the accuracy of certain limited representations and warranties.

The Senior Notes are only contemplated in connection with the Takeout Commitment Letter. Depending on market conditions at the time of closing of the transaction with GLPI, Pinnacle intends to use the financing under the Takeout Commitment Letter to consummate the proposed transactions with GLPI.

Contractual Obligations and Other Commitments

The following tables summarize our contractual obligations and other commitments as of December 31, 2015 on an historical and pro forma basis:

Historical

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years	Other
	(in millions)
Long-term debt obligations (a)	$4,777.6	$231.7	$1,204.0	$995.9	$2,346.0	$—
Operating lease obligations (b)	606.3	12.3	22.1	20.5	551.4	—
Purchase obligations: (c)
Construction contractual obligations (d)	9.0	9.0	—	—	—	—
Other (e)	45.3	43.9	1.1	0.1	0.2	—
Other long-term liabilities reflected on the registrant’s balance sheet under GAAP (f)	16.8	—	6.9	—	—	9.9

Total	$5,455.0	$296.9	$1,234.1	$1,016.5	$2,897.6	$9.9

Pro Forma

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years	Other
	(in millions)
Long-term debt obligations (g)	$1,271.3	$59.9	$123.1	$359.2	$729.1	$—
Master Lease obligation (h)	11,743.9	377.0	710.0	666.1	9,990.8	—
Operating lease obligations (b)	606.3	12.3	22.1	20.5	551.4	—
Purchase obligations: (c)
Construction contractual obligations (d)	9.0	9.0	—	—	—	—
Other (e)	45.3	43.9	1.1	0.1	0.2	—
Other long-term liabilities reflected on the registrant’s balance sheet under GAAP (f)	16.8	—	6.9	—	—	9.9

Total	$13,692.6	$502.1	$863.2	$1,045.9	$11,271.5	$9.9

(a)	Includes interest obligations through the debt maturity dates associated with the debt obligations outstanding as of December 31, 2015 on an historical basis.

(b)	For those lease obligations in which annual rent includes both a minimum lease payment and a percentage of future revenue, the table reflects only the known minimum lease obligation. In addition, the table reflects all renewal options for those lease obligations that have multiple renewal periods.

(c)	Purchase obligations represent agreements to purchase goods or services that are enforceable and legally binding.

(d)	Includes obligations related to various construction projects.

(e)	Includes open purchase orders and commitments and service agreements.

(f)	Includes executive deferred compensation, potential uncertain tax position liabilities and other long-term obligations. The amount included in the “Other” column includes uncertain tax position liabilities for which we are unable to make a reliable estimate of the period of cash settlement with the taxing authority.

(g)	Includes interest obligations through the debt maturity dates associated with the Committed Takeout Facilities and the Senior Notes which we anticipate will be issued in order to consummate the transactions as of December 31, 2015 on a pro forma basis.

(h)	The Master Lease obligation only reflects the minimum lease payments due to GLPI over the 35-year lease term, including all renewal options.

The table above excludes certain commitments as of December 31, 2015, for which the timing of expenditures associated with such commitments is unknown, or contractual agreements have not been executed, or the guaranteed maximum price for such contractual agreements has not been agreed upon.

On July 20, 2015, Pinnacle entered into the Merger Agreement with GLPI and Gold Merger Sub, LLC. Pursuant to the Merger Agreement, GLPI will acquire substantially all of Pinnacle’s real estate assets in an all-stock transaction. On March 15, 2016, Pinnacle held a special meeting at which the stockholders of Pinnacle approved the proposal to adopt the Merger Agreement providing for the merger.

In connection with the transactions contemplated by the Merger Agreement, including the Spin-Off, Pinnacle has entered into two commitment letters, a Bridge Commitment Letter and a Takeout Commitment Letter, only one of which will be utilized, to provide the required debt financing. For more information regarding the GLPI transaction, see “—Financing in Connection with GLPI Transaction” to complete the transactions above.

In connection with the merger and separation, we will also enter into a Master Lease pursuant to which Pinnacle (and following the merger, a subsidiary of GLPI, as the successor by merger), as landlord, will lease to our wholly owned subsidiary, as tenant, certain real estate properties that will be owned by GLPI following the merger, to effect the separation and provide a framework for our relationship with GLPI after the separation and the merger. The Master Lease will provide for an initial term of ten years with no purchase option. At our option, the Master Lease may be extended for up to five five-year renewal terms beyond the initial ten-year term, on the same terms and conditions. If we elect to renew the term of the Master Lease, the renewal will be effective as to all, but not less than all, of the leased property then subject to the Master Lease. Under the Master Lease, the initial annual aggregate rent payable by us will be $377 million.

Critical Accounting Estimates

The Consolidated Financial Statements were prepared in conformity with accounting principles generally accepted in the United States. Certain of the accounting policies require management to apply significant judgment in defining the estimates and assumptions for calculating financial estimates. These judgments are subject to an inherent degree of uncertainty. Management’s judgments are based on our historical experience, terms of various past and present agreements and contracts, industry trends, and information available from other sources, as appropriate. There can be no assurance that actual results will be similar to those estimates. Changes in these estimates could adversely affect our financial position or our results of operations.

We have determined that the following accounting policies and related estimates are critical to the preparation of our Consolidated Financial Statements:

Land, buildings, vessels, equipment and other long-lived assets: We have a significant investment in long-lived property and equipment. Judgments are made in determining the estimated useful lives of assets, the salvage values to be assigned to assets and if, or when, an asset has been impaired. The accuracy of these estimates affects the amount of depreciation expense recognized in the financial results and whether to record a gain or loss on disposition of an asset.

We review the carrying amount of our property and equipment used in our operations whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable from estimated future undiscounted cash flows expected to result from its use and eventual disposition. Adverse industry or economic trends, lower projections of profitability, or a sustained decline in our market capitalization, among other items, may be indications of potential impairment issues, which are triggering events requiring the testing of an asset’s carrying amount for recoverability. If the undiscounted cash flows exceed the carrying amount, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying amount, then an impairment is recorded based on the fair value of the asset.

There are three generally accepted approaches available in developing an opinion of value, the cost approach, which is the price a prudent investor would pay to produce or construct a similar new item, the sales comparison approach, which is typically used for land valuations by analyzing recent sales transactions of similar sites, and the income approach, which is based on a discounted cash flow model using the estimated future results of the relevant reporting unit discounted using our weighted-average cost of capital and market indicators of terminal year free cash flow multiples. If necessary, we solicit third-party valuation expertise to assist in the valuation of our assets. We apply the most indicative approach to the overall valuation, or in some cases, a weighted analysis of any or all of these methods. The determination of fair value uses accounting judgments and estimates, including market conditions, and the reliability is dependent upon the availability and comparability of the market data uncovered, as well as the decision making criteria used by marketing participants when evaluating a property. Changes in estimates or application of alternative assumptions could produce significantly different results.

During the year ended December 31, 2015, we recorded a total of $3.0 million in non-cash impairments of our land in Central City, Colorado to reduce the carrying amount of the asset to its estimated fair value less cost to sell. The fair value of the land was determined using a market approach using Level 2 inputs.

Goodwill: We perform our annual assessment for impairment in the fourth quarter of each fiscal year (October 1st test date), or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Adverse industry or economic trends, lower projections of profitability, or a sustained decline in our market capitalization, among other items, may be indicators of possible impairment, which would require an interim assessment for impairment. Goodwill is allocated among and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment.

Goodwill can or may be required to be tested using a two-step impairment test. We are allowed to assess qualitative factors to determine whether it is necessary to complete the two-step impairment test using a more likely than not criteria. If an entity believes it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, including goodwill, the two-step test can be bypassed. Qualitative factors include macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, among others. These factors require significant judgment and estimates, and application of alternative assumptions could produce significantly different results. Evaluations of possible impairment utilizing the two-step approach require us to estimate, among other factors, forecasts of future operating results, revenue growth, EBITDA margin, tax rates, capital expenditures, depreciation, working capital, weighted average cost of capital, long-term growth rates, risk premiums, terminal values and fair market values of our reporting units and assets. Changes in estimates or the application of alternative assumptions could produce significantly different results. If necessary, we may solicit third-party valuation expertise to assist in the valuation of our goodwill.

During the year ended December 31, 2015, we recorded non-cash impairments of goodwill at PRP and HPT of $3.3 million, which fully impaired this asset, and $1.4 million, respectively. The estimated fair values of the reporting units were determined by using discounted cash flow models, which utilized Level 3 inputs. With regard to PRP, the discounted cash flows in the model were probability-weighted.

In connection with and subject to the completion of the Spin-Off and Merger with GLPI, we will test our reporting unit goodwill for impairment. We estimate that a total non-cash impairment charge of approximately $94.9 million, relating to two of our reporting units, could potentially be incurred if and when the transaction closes. This information is preliminary and subject to change until the transaction with GLPI is completed.

Indefinite-lived Intangible Assets: Our indefinite-lived intangible assets include gaming licenses and trade names, which are not subject to amortization, but instead are reviewed annually for impairment during the fourth quarter of each fiscal year (October 1st test date), or more frequently if events or circumstances indicate that it is more likely than not that the asset is impaired. The determination that our gaming licenses have indefinite lives is based primarily on our expectation to operate our gaming facilities indefinitely, including the fact that renewal is expected to occur without substantial cost and without material modification to the terms and conditions of the licenses. Trade names have been determined to have indefinite lives based primarily on the fact that we expect to continue the use of these trade names in the operations of our gaming facilities for the foreseeable future and there are no specific factors limiting their useful lives.

We have the option to elect to perform the impairment assessment by qualitatively evaluating events and circumstances that have occurred since the last quantitative test. Under the qualitative evaluation, we consider both positive and negative factors, including macroeconomic conditions, industry events, financial performance and other changes, and make a determination of whether it is more likely than not that the fair value of the indefinite-lived intangible asset being tested is less than its carrying amount. These factors require significant judgment and estimates, and application of alternative assumptions could produce significantly different results. If it is more likely than not that the fair value of the indefinite-lived intangible asset is less than the carrying amount, we are required to perform a quantitative assessment to determine the fair value of the indefinite-lived intangible asset.

If the fair value of an indefinite-lived intangible asset is less than its carrying amount, an impairment charge is recognized equal to the difference. Fair value is calculated using a discounted cash flows approach, using the estimated future results of the relevant reporting unit discounted using our weighted-average cost of capital and market indicators of terminal year free cash flow multiples. Changes in estimates or the application of alternative assumptions including among other factors, forecasts of future operating results, revenue growth, EBITDA margin, tax rates, capital expenditures, depreciation, working capital, weighted average cost of capital, long-term growth rates, and risk premiums produce significantly different results. If necessary, we may solicit third-party valuation expertise to assist in the valuation of our indefinite-lived intangible assets.

During the year ended December 31, 2015, we recorded non-cash impairments of certain indefinite-lived intangible assets at PRP, HPT, Belterra Park, and the Jackpot Properties. We recognized non-cash impairments on the Retama Park Racetrack license, which is owned by PRP, HPT’s trade name, Belterra Park’s VLT license, and the Jackpot Properties’ trade name, in the amounts of $5.0 million, $0.2 million, $27.5 million, and $0.5 million, respectively. The impairment charges at PRP and HPT fully impaired these assets. The fair values of the licenses and trade names were estimated by using discounted cash flow models, which utilized Level 3 inputs. With regard to PRP, the discounted cash flows in the model were probability-weighted.

During the year ended December 31, 2013, we recorded a non-cash impairment of the gaming license at Boomtown Bossier City in the amount of $10.0 million. The fair value of the license was estimated by using a discounted cash flow model, which utilized Level 3 inputs.

In connection with and subject to the completion of the Spin-off and Merger with GLPI, we will test our other indefinite-lived intangible assets for impairment. We estimate that a non-cash impairment charge of approximately $259.0 million on our indefinite-lived intangible assets could potentially be incurred if and when the transaction closes. This information is preliminary and subject to change up until the transaction with GLPI is completed.

Self-insurance Reserves: We are self-insured up to certain limits for costs associated with general liability, workers’ compensation and employee medical coverage. Self-insurance reserves include accruals of estimated settlements for known claims (“Case Reserves”), as well as accruals of estimates for claims incurred but not yet reported (“IBNR”). Case Reserves represent estimated liabilities for unpaid losses, based on a claims administrator’s estimates of future payments on individual reported claims, including Loss Adjustment Expenses (“LAE”). Generally, LAE includes claims settlement costs directly assigned to specific claims, such as legal fees. We estimate Case Reserves and LAE on a combined basis, but do not include claim administration costs in our estimated ultimate loss reserves. IBNR includes the provision for unreported claims, changes in case reserves, and future payments on reopened claims.

Key variables and assumptions include (but are not limited to) loss development factors, trend factors and the expected loss rates/ratios used. These loss development factors and trend factors are developed using our actual historical losses. It is possible that reasonable alternative selections would produce materially different reserve estimates. We believe the estimates of future liability are reasonable based upon this methodology; however, changes in key variables and assumptions, or generally in health care costs, accident frequency and severity could materially affect the estimate for these reserves.

Income Tax Assets and Liabilities: We utilize estimates related to cash flow projections for the realization of deferred income tax assets. The estimates are based upon recent operating results and budgets for future operating results. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment.

We assess tax positions using a two-step process. A tax position is recognized if it meets a “more likely than not” threshold, and is measured at the largest amount of benefit that is greater than 50% likely of being realized. We review uncertain tax positions at each balance sheet date. Liabilities we record as a result of this analysis are recorded separately from any deferred income tax accounts, and are classified as current (“Other accrued liabilities”) or long-term (“Other long-term liabilities”) based on the timing of expected payment.

We assess the tax uncertainties on a quarterly basis and maintain the required tax reserves until the underlying issue is effectively settled or upon the expiration of the statute of limitations. Our estimate of the potential outcome of any uncertain tax issue is highly subjective; however, we believe we have adequately provided for any reasonable and foreseeable outcomes related to uncertain tax matters.

Share-based Compensation: Share-based compensation expense is measured at the grant date based on the fair value of the award and is recognized over the requisite service period. Determination of the fair values of share-based payment awards at the grant date requires judgment, including estimating the expected term of the relevant share-based awards and the expected volatility of our stock. Additionally, we must estimate the amount of share-based awards that are expected to be forfeited. The expected term of share-based awards represents the period of time that the share-based awards are expected to be outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the awards, vesting schedules and expectation of future employee behavior. Any changes in these highly subjective assumptions may significantly impact the share-based compensation expense for the future.

Customer Loyalty Program: We currently offer incentives to our customers through our mychoice customer loyalty program. Under the mychoice customer loyalty program, customers earn points based on their level of play that may be redeemed for various benefits, such as cash back, dining, or hotel stays, among others. The reward credit balance under the plan will be forfeited if the customer does not earn any reward credits over the prior six-month period. In addition, based on their level of play, customers can earn additional benefits without redeeming points, such as a car lease, among other items.

We accrue a liability for the estimated cost of providing these benefits as the benefits are earned. Estimates and assumptions are made regarding cost of providing the benefits, breakage rates, and the mix of goods and services customers will choose. We use historical data to assist in the determination of estimated accruals. Changes in estimates or customer redemption habits could produce different results.

Application of Business Combination Accounting: We allocate the business combination purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values is recorded as goodwill. We determined the fair value of identifiable intangible assets such as customer relationships, trademarks and any other significant tangible assets or liabilities, such as long-lived property. The fair value allocation methodology requires management to make assumptions and apply judgment to estimate the fair value of acquired assets and liabilities assumed. Management estimates the fair value of assets and liabilities primarily using discounted cash flows and replacement cost analysis.

The provisional fair value measurements of acquired assets and liabilities assumed may be retrospectively adjusted during the measurement period. The measurement period ends once we are able to determine that we have obtained all necessary information that existed as of the acquisition date or once we determine that such information is unavailable. The measurement period does not extend beyond one year from the acquisition date.

Equity Method Investments: We apply equity method accounting for investments in the stock of corporations when we do not control the investee, but have the ability to exercise significant influence over its operating and finance policies. Equity method investments are recorded at cost, with the allocable portion of the investee’s income or loss reported in earnings.

We evaluate our investment in unconsolidated affiliates for impairment whenever events or changes in circumstances indicate that the carrying amount of our investment may have experienced an other-than-temporary decline in value. If such conditions exist, we would compare the estimated fair value of the investment to its carrying amount to determine if an impairment is indicated. In addition, we would determine if the impairment is other-than-temporary based on our assessment of all relevant factors, including consideration of our intent and ability to retain the investment. To estimate fair value, we use a discounted cash flow analysis based on estimated future results of the investee and market indicators of terminal year capitalization rates.

Recently Issued Accounting Pronouncements

In May 2014, as part of its ongoing efforts to assist in the convergence of GAAP and International Financial Reporting Standards, the FASB issued a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The standard must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. In July 2015, the FASB approved the deferral of this new standard to be effective for fiscal years beginning after December 15, 2017. We are currently evaluating which transition approach we will utilize and the impact of adopting this accounting standard on our Consolidated Financial Statements.

In June 2014, the FASB issued an accounting standards update with respect to performance share awards. This accounting standards update requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period or periods for which the requisite service has already been rendered. The effective date for this update is for the annual and interim periods beginning after December 15, 2015. Early adoption is permitted. We do not believe that the adoption of this accounting standard will have a material impact on our Consolidated Financial Statements.

In September 2015, the FASB issued an accounting standards update which requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The effective date for this update is for the annual and interim periods beginning after December 15, 2015. We do not expect that the adoption of this accounting standard will have a material impact on our Consolidated Financial Statements.

In January 2016, the FASB issued an accounting standards update which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The effective date for this update is for the annual and interim periods beginning after December 15, 2017 with early adoption not permitted. We are currently evaluating the impact of adopting this accounting standard on our Consolidated Financial Statements.

In February 2016, the FASB issued an accounting standards update which addresses the recognition and measurement of leases. Under the new guidance, for all leases (with the exception of short-term leases), at the commencement date, lessees will be required to recognize a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis, and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Further, the new lease guidance simplifies the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and liabilities, which no longer provides a source for off-balance sheet financing. The effective date for this update is for the annual and interim periods beginning after December 15, 2018 with early adoption permitted. Lessees and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. We are currently evaluating the impact of adopting this accounting standard on our Consolidated Financial Statements.

Quantitative and Qualitative Disclosures about Market Risk

At times, we are exposed to market risk from adverse changes in interest rates with respect to the short-term floating interest rate on borrowings under our Credit Facility. As of December 31, 2015, we had approximately $12.0 million committed under various letters of credit under our Credit Facility and approximately $750.1 million borrowings under our revolving credit facility. Any borrowings outstanding under our revolving credit facility accrue interest at LIBOR plus a margin determined by our Consolidated Total Leverage Ratio, which margin was 2.50% as of December 31, 2015. In addition, as of December 31, 2015, we had approximately $302.2 million outstanding under these term loans. The term loans bear interest at LIBOR plus 2.75% and carry a 1.0% LIBOR floor. The revolving credit facility bears interest, at our option, at either LIBOR plus a margin ranging from 1.75% to 2.75% or at a base rate plus a margin ranging from 0.75% to 1.75%, in either case based on our Consolidated Total Leverage Ratio.

As of December 31, 2015, for every 10 basis points decrease in LIBOR, our annual interest expense would decrease by approximately $0.8 million, assuming constant debt levels. If LIBOR were to increase by one percentage point, our annual interest expense would increase by approximately $8.6 million, assuming constant debt levels.

The table below provides the principal cash flows and related weighted average interest rates by contractual maturity dates for our debt obligations as of December 31, 2015. As of December 31, 2015, we did not hold any material investments in market-risk-sensitive instruments of the type described in Item 305 of Regulation S-K.

	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value
	(in thousands)
Revolving Credit Facility	$—	$—	$750,118	$—	$—	$—	$750,118	$745,842
Interest Rate	2.86%	2.86%	2.86%	—	—	—	2.86%
B-2 Term Loans	$11,000	$11,000	$11,000	$11,000	$258,249	$—	$302,249	$301,010
Interest Rate	3.75%	3.75%	3.75%	3.75%	3.75%	—	3.75%
6.375% Notes	$—	$—	$—	$—	$—	$850,000	$850,000	$888,250
Interest Rate	6.375%	6.375%	6.375%	6.375%	6.375%	6.375%	6.375%
7.50% Notes	$—	$—	$—	$—	$—	$1,040,000	$1,040,000	$1,088,755
Interest Rate	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
7.75% Notes	$—	$—	$—	$—	$—	$325,000	$325,000	$351,813
Fixed rate	7.75%	7.75%	7.75%	7.75%	7.75%	7.75%	7.75%
8.75% Notes	$—	$—	$—	$—	$350,000	$—	$350,000	$364,875
Fixed rate	8.75%	8.75%	8.75%	8.75%	8.75%	—	8.75%
Other	$7	$8	$8	$9	$10	$41	$83	$83
Fixed rate	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%

MANAGEMENT

Our Directors and Executive Officers Following the Separation

The following table sets forth information as of [●], 2016, regarding individuals who are expected to serve as our directors and/or executive officers following the distribution, including their anticipated positions with our company following the distribution. James L. Martineau is expected to be the Non-Executive Chairman of the OpCo Board and Anthony M. Sanfilippo is expected to be the Chief Executive Officer of OpCo. Pinnacle will elect our directors prior to the consummation of the distribution.

Executive Officers

Name	Age	Position with PNK Entertainment, Inc.
Anthony M. Sanfilippo	57	Chief Executive Officer and Director
Carlos A. Ruisanchez	45	President and Chief Financial Officer
John A. Godfrey	66	Executive Vice President, Secretary and General Counsel
Virginia E. Shanks	55	Executive Vice President and Chief Administrative Officer
Troy A. Stremming	48	Executive Vice President, Government Relations and Public Affairs
Neil E. Walkoff	46	Executive Vice President, Operations

Anthony M. Sanfilippo, Director and Chief Executive Officer — has been Pinnacle’s Chief Executive Officer and one of Pinnacle’s directors since March 2010. He was also Pinnacle’s President from March 2010 to May 2013. Prior to joining Pinnacle, Mr. Sanfilippo was the President, Chief Executive Officer and director of Multimedia Games, Inc., a slot machine manufacturer (which is now known as Everi Holdings Inc.) from June 2008 until March 2010. Before joining Multimedia Games, he was employed with Harrah’s Entertainment, Inc. (now known as Caesars Entertainment Corporation), the world’s largest casino company and a provider of branded casino entertainment. While at Harrah’s, Mr. Sanfilippo served as President of both the Western Division (2003 – 2004) and the Central Division (1997 – 2002 and 2004 – 2007), overseeing the operations of more than two dozen casino and casino-hotel destinations. He was also part of the senior management team that led the successful integration of numerous gaming companies acquired by Harrah’s, including Jack Binion’s Horseshoe Casinos, the Grand Casino & Hotel brand, Players International, and Louisiana Downs Racetrack. In addition to his duties as divisional President, Mr. Sanfilippo was also President and Chief Operating Officer for Harrah’s New Orleans and a member of the Board of Directors of Jazz Casino Corporation prior to its acquisition by Harrah’s. He has directed tribal gaming operations in Arizona, California and Kansas, and has held gaming licenses in most states that offer legalized gambling. Mr. Sanfilippo brings to us and our Board more than 30 years of industry experience, including managing and developing gaming operations in diverse jurisdictions, including Colorado, Indiana, Iowa, Louisiana, Mississippi, Missouri, and Nevada. Mr. Sanfilippo’s extensive experience as a senior executive in the gaming industry and gaming manufacturing industry will provide our Board with valuable expertise in these areas.

Carlos A. Ruisanchez, President and Chief Financial Officer — has served as Pinnacle’s President since May 2013 and Chief Financial Officer since April 2011. Prior to becoming President in May 2013, he served as Executive Vice President of Pinnacle since August 2008. Mr. Ruisanchez also served as Pinnacle’s Executive Vice President of Strategic Planning and Development from August 2008 to April 2011. Before joining Pinnacle, Mr. Ruisanchez was Senior Managing Director at Bear, Stearns & Co. Inc. (a brokerage, investment advisory, and corporate advisory services company) where he held various positions starting from 1997 to 2008. As Senior Managing Director of Bear, Stearns & Co., Mr. Ruisanchez was responsible for corporate clients in the gaming, lodging and leisure industries, as well as financial sponsor banking relationships.

John A. Godfrey, Executive Vice President, Secretary and General Counsel — has served as the Pinnacle’s Executive Vice President since February 2005 and as Secretary and General Counsel of Pinnacle since

August 2002; Senior Vice President of Pinnacle from August 2002 to February 2005; Partner, Schreck Brignone Godfrey (law firm) from January 1997 to August 2002; Partner, Schreck, Jones, Bernhard, Woloson & Godfrey (law firm) from June 1984 to December 1996; Chief Deputy Attorney General, Nevada Attorney General’s Office, Gaming Division, from 1983 to 1984; Deputy Attorney General, Nevada Attorney General’s Office, Gaming Division, from 1980 to 1983; Deputy State Industrial Attorney for the State of Nevada from 1977 to 1980; Trustee, International Association of Gaming Advisors (and former President) from October 2000 to October 2006 and Counselor from 2007 to present; and Member, Executive Committee of the Nevada State Bar’s Gaming Law Section since June 2002.

Virginia E. Shanks, Executive Vice President and Chief Administrative Officer — has served as Pinnacle’s Chief Administrative Officer since May 2013 and Executive Vice President since October 2010. Prior to becoming Pinnacle’s Chief Administrative Officer in May 2013, she served as Chief Marketing Officer since October 2010. Before joining Pinnacle, Ms. Shanks served as the Senior Vice President and Chief Marketing Officer of Multimedia Games, Inc., a slot machine manufacturer (which is now known as Everi Holdings Inc.) from July 2008 until October 2010. Ms. Shanks brings to us more than 30 years of marketing experience in gaming entertainment, including as Senior Vice President of Brand Management for Harrah’s Entertainment, Inc. (which is now known as Caesars Entertainment Corporation). During her time with Harrah’s, Ms. Shanks was responsible for maximizing the value of the company’s key strategic brands—Caesars, Harrah’s, and Horseshoe Casinos; the Total Rewards player loyalty program; and the World Series of Poker.

Troy A. Stremming, Executive Vice President, Government Relations and Public Affairs — has served as Pinnacle’s Executive Vice President, Government Relations and Public Affairs since August 2013. Prior to joining Pinnacle, Mr. Stremming served as Senior Vice President of Government Relations and Public Affairs with Ameristar Casinos, Inc. from December 2000 to August 2013. From 1996 to 2000, Mr. Stremming was General Counsel for Station Casinos, Inc.’s Midwest operations, which was acquired in 2000 by Ameristar Casinos, Inc. Prior to working in the casino industry, Mr. Stremming practiced as an attorney specializing in corporate and commercial defense law. In his current role, Mr. Stremming oversees government relations and public and community relations for Pinnacle.

Neil E. Walkoff, Executive Vice President, Operations — has served as Pinnacle’s Executive Vice President, Operations since August 2013. From April 2012 to August 2013, he served as Pinnacle’s Executive Vice President, Regional Operations. Mr. Walkoff currently oversees all of the operations of Pinnacle’s properties in Indiana, Iowa, Ohio and Missouri. Prior to April 2012, Mr. Walkoff served as Senior Vice President and General Manager—St. Louis since August 2010. Before joining Pinnacle in August 2010, Mr. Walkoff served as the General Manager of the Seneca Niagara Casino and Hotel and Buffalo Creek Casino for Seneca Gaming Corporation from February 2010 to August 2010. From May 1993 to February 2010, Mr. Walkoff served in various management positions at the operational and regional levels of Harrah’s Entertainment, Inc. (which is now known as Caesars Entertainment Corporation) and was Vice President and Assistant General Manager of Horeshoe Southern Indiana from August 2007 to January 2010.

Board of Directors

Name	Age	Position with OpCo
Anthony M. Sanfilippo	57	Chief Executive Officer and Director
Charles L. Atwood (b)(c)	67	Director
Stephen C. Comer (a)(b)	66	Director
Bruce A. Leslie (a)(d)	65	Director
James L. Martineau (d)	75	Non-Executive Chairman of the Board and Director
Desirée Rogers (a)(c)(d)	56	Director
Jaynie M. Studenmund (b)(c)	61	Director

(a)	Member of the Audit Committee

(b)	Member of the Compensation Committee
(c)	Member of the Compliance Committee
(d)	Member of the Corporate Governance and Nominating Committee

For biographical information for Mr. Sanfilippo, see “—Executive Officers” above.

Charles L. Atwood, Director — was elected as a director of Pinnacle on March 12, 2015. Since March 2009, he has served as lead trustee of Equity Residential, a public real estate investment trust. He also served as Vice Chairman of the Board of Directors of Harrah’s Entertainment, Inc. (now known as Caesars Entertainment Corporation), a private gaming and hospitality company, until retiring from Harrah’s in December 2008. Mr. Atwood had been Vice Chairman of Harrah’s public predecessor company until its sale in January 2008, a member of its Board since 2005, its Chief Financial Officer from 2001 to 2006, and had been with Harrah’s and its predecessors since 1979. During his tenure at Harrah’s, Mr. Atwood led that company’s merger, acquisition and divestiture activities, new development, and design and construction projects, representing tens of billions of dollars of transactions. Mr. Atwood serves as a director of Gala Coral, a private United Kingdom gaming industry company and ALST Casino Holdco, LLC, a private company in the casino and hospitality industry. Mr. Atwood’s extensive career, including as a Chief Financial Officer and director for a large international gaming company and as lead trustee of a real estate investment trust, will bring to our Board expertise in operations, accounting, real estate investment trusts, corporate finance, corporate governance, regulatory and risk assessment issues.

Stephen C. Comer, Director — has been one of Pinnacle’s directors since July 2007. He is a retired accounting firm managing partner. He brings substantial accounting expertise to OpCo. He serves as a director of Southwest Gas Corporation, a public company and provider of natural gas service, has served in that role since January 2007. He began his career with Arthur Andersen LLP (accounting firm) in Los Angeles and established Arthur Andersen’s Las Vegas office, as its managing partner, in 1985. Leaving Arthur Andersen in 2002, Mr. Comer took a position as partner with Deloitte & Touche LLP (accounting firm) and was promoted to managing partner of its Nevada practice in 2004 and retired in 2006. He is a member of the American Institute of Certified Public Accountants and the Nevada Society of Certified Public Accountants and holds a professional CPA license in Nevada. He is also active in numerous civic, educational, and charitable organizations. Mr. Comer’s over 35 years of accounting experience and expertise and his integral involvement in other public gaming companies’ auditing practices will provide our Board with valuable expertise in these areas, including in his role as Chair of our Audit Committee.

Bruce A. Leslie, Director — has been one of the Pinnacle’s directors since October 2002. Since January 2014, he has been practicing as an attorney with his own law firm, Bruce A. Leslie, Chtd. From January 2008 to December 2013, Mr. Leslie was a Partner of Armstrong Teasdale LLP (law firm). Prior to January 2008, he practiced with a number of law firms in Nevada, including Beckley, Singleton; Leslie & Campbell; and Bernhard & Leslie. He is a member in SunRay Gaming of New Mexico, LLC, which operates the SunRay Park and Casino, and is an honorary citizen of the City of New Orleans. Mr. Leslie’s extensive legal career, including his representation of a broad base of clients on gaming, hospitality and entertainment industry issues, will give him the leadership and consensus building skills to guide our Board on a variety of matters, including governance, audit, compliance, risk management and legal oversight, and provides our Board with valuable expertise in these areas, including in his role as Chair of our Corporate Governance and Nominating Committee.

James L. Martineau, Non-Executive Chairman of the Board of Directors — has been one of Pinnacle’s directors since 1999 and has served as Non-Executive Chairman of the Board since May 2014. From May 2012 to May 2014, he served as Pinnacle’s Vice Chairman of the Board. He is also a business advisor and private investor. In addition, he was Chairman, Genesis Portfolio Partners, LLC (start-up company development) from 1998 to 2009; Director, Apogee Enterprises, Inc. from 1973 to June 2010; Director, Borgen Systems from 1994 to 2005; Director, Northstar Photonics (telecommunications business) from 1998 to 2002; Executive Vice President, Apogee Enterprises, Inc. (a glass design and development corporation that acquired Viracon, Inc. in 1973) from 1996 to 1998; President and Founder, Viracon, Inc. (flat glass fabricator) from 1970 to 1996; and

Trustee, Owatonna Foundation since 1973. Mr. Martineau’s background as an entrepreneur and as a businessman will be very valuable to our Board both in an operational context and in terms of evaluating its various development projects. Mr. Martineau’s service on several other boards of directors provides him with insights that are valuable to our Board in the areas of compensation, corporate governance and other Board functions, including in his role as Chairman of our Board.

Desirée Rogers, Director — has been one of Pinnacle’s directors since March 2012. She brings over 25 years of experience to our Board of Directors from working in both the public and private sectors. She is currently the Chief Executive Officer of Johnson Publishing Company, LLC, a lifestyle company inspired by the African American experience, and has served in this role since August 2010. Johnson Publishing Company publishes Ebony, the largest African American print publication in the world and also owns Fashion Fair Cosmetics, a prestige makeup line geared to women of color. In May 2013, Ms. Rogers accepted the role as Chairman of the Chicago tourism bureau, ChooseChicago. Prior to this position, she served as the White House Social Secretary for President Obama from January 2009 to April 2010; President of Social Networking for Allstate Financial, a business unit of The Allstate Corporation, an insurance provider, from July 2008 to December 2008; President of Peoples Gas and North Shore Gas, two utility companies of Peoples Energy Corporation (a public company acquired by Integrys Energy Group), from 2004 to July 2008; Senior Vice President and Chief Marketing Officer and Vice President of Peoples Energy Corporation from 1997 to 2004; and Director, Illinois Lottery from 1991 to 1997. In addition, Ms. Rogers served on the Board of Trustees of Equity Residential, a public real estate investment trust, from October 2003 to January 2009. She has also served on several corporate and not-for-profit boards, including Blue Cross Blue Shield, and as the Vice Chairman of the Lincoln Park Zoo and the Museum of Science and Industry. She also currently serves on the boards of DonorsChoose, Northwestern Memorial Foundation, The Economic Club and World Business Chicago. Ms. Rogers’ extensive experience as a senior executive in the public and private sectors will provide significant insight and expertise to our Board related to operations, marketing, real estate investment trusts, development and financings activities.

Jaynie M. Studenmund, Director — has been one of Pinnacle’s directors since March 2012. In addition, she serves as a director for CoreLogic, Inc., a business analytics company, and has served in that role since July 2012. She also currently serves as a director of LifeLock, Inc., an identity theft protection services company, and has served in that role since May 2015. She was a director of Orbitz Worldwide, Inc., an online travel company, from July 2007 to February 2014. She also has served as a director for several public funds as well as other funds for Western Asset, a major fixed income fund, since 2004. From January 2001 to January 2004, Ms. Studenmund was Chief Operating Officer of Overture Services, Inc., the creator of paid search, acquired by Yahoo! Inc. in 2004. From February 2000 to January 2001, she was President and Chief Operating Officer of PayMyBills.com, the leading online bill management company. Before becoming an executive in the internet business, she was an executive in the financial services industry, primarily at First Interstate Bank, now known as Wells Fargo, where she was responsible for all of retail which included marketing, product management, over 500 branches, Internet banking, and retail strategy. Ms. Studenmund has over 30 years of comprehensive executive management and operating experience across a diverse set of businesses, including start-ups, rapid growth, turnarounds and mergers and acquisitions in the internet and financial services industries. Within these environments, she has served as a successful President, Chief Operating Officer and director of both public and private companies. Ms. Studenmund’s extensive experience as a senior executive and as a director will provide our Board with broad operational expertise and insights that are valuable to the Board in the areas of compensation, corporate governance and other Board functions, including in her role as Chair of our Compensation Committee.

The Board of Directors Following the Separation

We expect that our Board following the distribution will be comprised of seven directors, six of whom will be considered independent under the independence requirements of NASDAQ.

Director Independence

Following the separation, we expect that our Board will affirmatively determine that each of the following directors is an independent director as defined by the NASDAQ Marketplace Rules and our categorical independence standards: Charles L. Atwood, Stephen C. Comer, Bruce A. Leslie, James L. Martineau, Desirée Rogers, and Jaynie Miller Studenmund. We expect our Board to determine that Anthony M. Sanfilippo, who is expected to be our Chief Executive Officer, is not an independent director. In making such assessments, our Board will consider all relationships between the independent directors and OpCo and determine that each such director has no relationship with OpCo (except as director, stockholder and bondholder). The categorical independence standards will be available on OpCo’s website at www.pnkinc.com. We expect that that all members of our Audit, Corporate Governance and Nominating, and Compensation Committees will be independent directors, as defined by the NASDAQ Marketplace Rules and the categorical independence standards that will be adopted by our Board.

We do not expect there to be a family relationship between any of the individuals who are expected to serve as members of our Board and as our executive officers following the distribution.

Board Committees

Following the separation, our Board will establish the following committees: an Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee and a Compliance Committee.

The table below provides the anticipated committee assignments for each of our Board committees:

					Committee Memberships
Name	Age	Director of Pinnacle Since	Principal Occupation & Employer	Independent	AC	CC	NGC	CPC	Other Current Public Boards
Charles L. Atwood	67	2015	Corporate Director, Advisor and Lead Trustee, Equity Residential	Yes					1
Stephen C. Comer	66	2007	Retired Accounting Firm Managing Partner	Yes					1
Bruce A. Leslie	65	2002	Attorney, Bruce A. Leslie, Chtd.	Yes					—
James L. Martineau	75	1999	Non-Executive Chairman of the Board, Business Advisor and Private Investor	Yes					—
Desirée Rogers	56	2012	Chief Executive Officer of Johnson Publishing Company, LLC	Yes					—
Anthony M. Sanfilippo	57	2010	Chief Executive Officer of Pinnacle Entertainment, Inc.	No					—
Jaynie Miller Studenmund	61	2012	Corporate Director and Advisor	Yes					2

AC = Audit Committee CPC = Compliance Committee	CC = Compensation Committee	NGC = Nominating & Governance Committee
= Member = Chair

Audit Committee

We will have a separately-designated standing Audit Committee within the meaning of Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our Audit Committee is expected to be chaired by Mr. Comer and consists of Messrs. Comer and Leslie and Ms. Rogers. Among its functions, the Committee is:

●	to be directly responsible for the appointment, compensation, retention and oversight of the work of any independent public accounting firm engaged to audit our financial statements or to perform other audit, review or attest services for us;

●	to discuss policies with respect to risk assessment and risk management, including discussing our major financial risk exposures and the steps management has taken to monitor and control such exposures and to discuss the guidelines and policies to govern the process by which risk assessment and management is undertaken;

●	to discuss with the independent auditors their independence;

●	to review and discuss with our independent auditors and management our audited financial statements; and

●	to recommend to our Board whether our audited financial statements should be included in our Annual Report on Form 10-K for the previous fiscal year for filing with the SEC.

We expect that Messrs. Comer and Leslie and Ms. Rogers will be deemed independent as that term is defined in the NASDAQ Marketplace Rules and Rule 10A-3(b)(1)(ii) of the Exchange Act. We expect to determine that Mr. Comer is an “audit committee financial expert” as defined by SEC rules, based upon, among other things, his accounting background and having served as a partner of a major accounting firm.

Compensation Committee

We will have a Compensation Committee, which is expected to be chaired by Ms. Studenmund and consists of Ms. Studenmund and Messrs. Atwood and Comer. Among its functions, the Compensation Committee is:

●	to approve corporate goals and objectives, including annual performance objectives, relevant to the compensation for our Chief Executive Officer and other executive officers, and evaluate the performance of the Chief Executive Officer and other executive officers in light of these goals and objectives;

●	to evaluate the performance of the Chief Executive Officer and other executive officers, determine, approve and report to the full Board the annual compensation of the Chief Executive Officer and other executive officers, including salary, bonus, equity awards and other benefits, direct and indirect and obtain the Board’s approval (excluding the Chief Executive Officer) regarding the Chief Executive Officer’s compensation;

●	to provide recommendations to the Board with respect to, and administer, our incentive-compensation, stock option and other equity-based compensation plans; and

●	to evaluate and provide recommendations to the Board regarding director compensation.

The Compensation Committee may, to the extent permitted by applicable laws and regulations, form and delegate any of its responsibilities to a subcommittee so long as such subcommittee consists of at least two members of the Compensation Committee. In carrying out its purposes and responsibilities, the Compensation Committee has authority to retain outside counsel or other experts or consultants, as it deems appropriate. For a discussion regarding the Compensation Committee’s use of outside advisors and the role of executive officers in compensation matters, see “Executive Compensation—Compensation Discussion and Analysis—Role of Management in Compensation Process and —Role of Outside Consultants” below.

Corporate Governance and Nominating Committee

We will have a Corporate Governance and Nominating Committee, which is expected to be chaired by Mr. Leslie and consists of Messrs. Leslie and Martineau and Ms. Rogers. Among its functions, the Corporate Governance and Nominating Committee is:

●	to establish procedures for the selection of directors;

●	to identify, evaluate and recommend to the Board candidates for election or reelection as directors, consistent with criteria set forth in our Corporate Governance Guidelines;

●	to develop and recommend to the Board, if appropriate, modifications or additions to our Corporate Governance Guidelines or other corporate governance policies or procedures; and

●	to develop procedures for, and oversee, an annual evaluation of the Board and management.

The Board will adopt a written charter for each of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee, which will be available on our website at www.pnkinc.com. Printed copies of these documents will also be available upon written request to Investor Relations, Pinnacle Entertainment, Inc., 3980 Howard Hughes Parkway, Las Vegas, Nevada 89169.

Compliance Committee

We will have a Compliance Committee that monitors our compliance with gaming laws in the jurisdictions in which it operates. Mr. Atwood and Mses. Rogers and Studenmund are expected to serve on our Compliance Committee with other Compliance Committee members who are not directors, and on the Compliance Subcommittee of the Board. The Compliance Subcommittee will ensure timely notification to the Board of any material compliance issues, assist the Compliance Committee in performing its duties, and supervise our actions in response to reports received from our employee hotline.

Compensation Committee Interlocks and Insider Participation

During 2015, Ms. Studenmund and Messrs. Atwood, Comer, and Goeglein served on Pinnacle’s Compensation Committee. None of the members of Pinnacle’s Compensation Committee was an officer or employee or former officer or employee of Pinnacle or its subsidiaries or has any interlocking relationships that are subject to disclosure under the rules of the SEC relating to compensation committees.

Director Compensation

For purposes of the following discussion, the above individuals served as Pinnacle’s non-employee directors. While this group of directors reflected Pinnacle’s Board as of February 1, 2016, it is currently contemplated that these individuals will constitute OpCo’s Board. Except with regard to Pinnacle’s outstanding long-term incentive awards (as described more fully below in “ Treatment of Pinnacle Long-Term Incentive Compensation”), OpCo will assume responsibility for, and will pay and be liable for, all retainers, welfare, incentive compensation and other service-related liabilities, and will assume all compensation and director-service-related plans and agreements, with respect to each of Pinnacle’s directors. Except with regard to Pinnacle’s outstanding long-term incentive awards (as described more fully below in “Treatment of Pinnacle Long-Term Incentive Compensation”), prior to the separation, Pinnacle will transfer all of the assets, if any, and liabilities relating to the compensation and benefit plans and agreements to OpCo.

Director Fees

The compensation of Pinnacle’s non-employee directors was historically paid in the form of an annual retainer, meeting and chair fees and stock-based awards. The fees that each non-employee director (other than Pinnacle’s Non-Executive Chairman of the Board) or committee chair received for his or her service during 2015 was the following:

●	An annual retainer of $80,000;

●	An additional $20,000 retainer for the Chair of the Audit Committee;

●	An additional $20,000 retainer for the Chair of the Compensation Committee;

●	An additional $20,000 retainer for the Chair of the Corporate Governance and Nominating Committee;

●	An attendance fee of $1,500 for each regularly scheduled Board or committee meeting (telephonic or in person), other than meetings of the Audit Committee (whether regularly scheduled meetings or special meetings); and

●	An attendance fee of $2,000 for each meeting of the Audit Committee (whether regularly scheduled or special meetings).

Following the distribution, OpCo expects to pay its non-employee directors the same remuneration that Pinnacle paid its non-employee directors.

Director Fees Paid to the Non-Executive Chairman of the Board

During 2015, Pinnacle’s Non-Executive Chairman of the Board received an annual retainer of $230,000. The annual retainer paid to Pinnacle’s Non-Executive Chairman of the Board was in lieu of the annual retainer of $80,000 paid to other directors and attendance fees for attending Board or committee meetings paid to other directors.

In addition, Pinnacle’s Non-Executive Chairman of the Board received $40,000 for meeting fees related to the transaction with GLPI in 2015. Effective as of January 1, 2016, Pinnacle’s Non-Executive Chairman of the Board shall receive the normal annual retainer of $80,000 and an additional retainer of $150,000 for service as Pinnacle’s Non-Executive Chairman of the Board, and be entitled to receive attendance fees for attending Board or committee meetings paid to other directors.

Charitable Matching Contributions Program for Directors

OpCo expects to maintain the Pinnacle Charitable Matching Contributions Program for Directors consistent with Pinnacle’s program, which has historically matched contributions made by Pinnacle directors (including executive directors) to charitable organizations that are exempt from federal income tax up to a maximum aggregate amount of $7,500 per eligible director per calendar year.

Equity Grants

In 2015, Pinnacle granted to each non-employee director who was then serving 4,314 restricted stock units, which vest on the first anniversary of the date of grant on October 5, 2016, except for Richard Goeglein who left Pinnacle on May 19, 2015. In addition, Mr. Atwood received an additional grant of 1,600 restricted stock units, which vest on the first anniversary of the date of grant on October 5, 2016.

Directors Health Plan

Pursuant to Pinnacle’s Directors Health and Medical Insurance Plan (“the Directors Health Plan”), directors and their dependents have historically been entitled to receive the same coverage as Pinnacle employees under Pinnacle’s group health plan. The Directors Health Plan has historically provided for coverage for members of Pinnacle’s Board, their spouses and children up to age 26 under Pinnacle’s group health plan, and upon cessation of the services of a member who was serving as a director on January 1, 2011, a continuation of health and medical coverage under Pinnacle’s group health plans for the member, his or her spouse and children up to age 26 for a period, for one year for every two years of service, up to a maximum of five years of extended medical coverage. Any director who joined Pinnacle’s Board after January 1, 2011 is not entitled to extended coverage following cessation of service as a director, but may be eligible to elect continuation coverage as provided by law under the group health plan. The Directors Health Plan further provides that, to the extent that a director receives coverage outside of the group health plan network, the director will be responsible for paying the first $5,000 of any co-payments or co-deductibles, and Pinnacle will be responsible for any amount that exceeds $5,000. If at any time during this extended coverage period, the eligible director, or his or her spouse or minor children, is insured under another health plan or Medicare, the health plans will provide secondary coverage to the extent permitted by law. Upon a change in control, best efforts will be used to provide continuation of health insurance under individual policies provided to the directors. Following the distribution, OpCo shall assume and intends to continue the Directors Health Plan.

2008 Amended and Restated Directors Deferred Compensation Plan

In connection with the spin-off, OpCo expects to adopt a deferred compensation plan for directors that is substantially similar to the 2008 Amended and Restated Pinnacle Entertainment, Inc. Directors Deferred Compensation Plan (the “Directors Plan”) and assume under such new plan all of the liabilities under the Directors Plan except those relating to certain deferred units. At closing of the merger of GLPI, Pinnacle will terminate the Directors Plan and the remaining deferred units will be terminated and cancelled in exchange for GLPI shares as described more fully below in “Treatment of Pinnacle Long-Term Incentive Compensation.” The Directors Plan is limited to directors of Pinnacle, and each eligible director may elect to defer all or a portion of his or her annual retainer and any fees for meetings attended. Any such deferred compensation is credited to a deferred compensation account, either in cash or in shares of Pinnacle common stock, at each director’s election. The only condition to each director’s receipt of shares credited to his or her deferred compensation account is cessation of such director’s service as a director of Pinnacle.

As of the date the director’s compensation would otherwise have been paid, and depending on the director’s election, the director’s deferred compensation account will be credited with either:

●	cash;

●	the number of full and/or fractional shares of Pinnacle common stock obtained by dividing the amount of the director’s compensation for the calendar quarter which he or she elected to defer, by the average of the closing price of Pinnacle common stock on the last ten business days of the calendar quarter for which such compensation is payable; or

●	a combination of cash and shares of Pinnacle common stock as described above.

If a director elects to defer compensation in cash, all such amounts credited to the director’s deferred compensation account will bear interest at an amount to be determined from time to time by Pinnacle’s Board. No current director has deferred compensation in cash. Pinnacle does not match any compensation deferred into the Directors Plan.

If a director has elected to receive shares of Pinnacle common stock in lieu of his or her cash, and Pinnacle declares a dividend, such director’s deferred compensation account is credited at the end of each calendar quarter with the number of full and/or fractional shares of Pinnacle common stock obtained by dividing the dividends which would have been paid on the shares credited to the director’s deferred compensation account by the closing price of Pinnacle common stock on the date such dividend was paid.

Participating directors do not have any interest in the cash and/or Pinnacle common stock credited to their deferred compensation accounts until their distribution in accordance with the Directors Plan, nor do they have any voting rights with respect to such shares until shares credited to their deferred compensation accounts are distributed. The rights of a director to receive payments under the Directors Plan are no greater than the rights of an unsecured general creditor of Pinnacle.

Each participating director may elect to have the aggregate amount of cash and shares credited to his or her deferred compensation account distributed to him or her in one lump sum payment or in a number of approximately equal annual installments over a period of time not to exceed fifteen years. The lump sum payment or the first installment will be paid as of the first business day of the calendar quarter immediately following the cessation of the director’s service as a director. Before the beginning of any calendar year, a director may elect to change the method of distribution of any future interests in cash and/or Pinnacle common stock credited to his or her deferred compensation account in such calendar year.

The total number of shares of OpCo common stock authorized for issuance under OpCo’s director deferred compensation plan is expected to be 1,000,000 shares. The maximum number of shares of Pinnacle common stock that are authorized pursuant to the Directors Plan is 525,000 shares of Pinnacle common stock. As of January 21, 2016, 199,436 shares of Pinnacle common stock are available for issuance under the Directors

Plan. The shares of Pinnacle common stock to be issued under the Directors Plan may be either authorized and unissued shares or reacquired shares. Messrs. Leslie and Comer are the only directors that currently participate in the Directors Plan.

Director Summary Compensation Table

The following table sets forth certain information regarding the compensation earned by or paid to each non-employee director who served on Pinnacle’s Board of Directors in 2015.

Name (a)	Fees Earned or Paid in Cash ($)(b)	Stock Awards ($)(c)	Option Awards ($)(d)	All Other Compensation ($)(e)	Total ($)
Charles L. Atwood	$109,445	$210,775	$0	$0	$320,220
Stephen C. Comer	$165,500	$153,751	$0	$6,350	$325,601
Richard J. Goeglein	$57,889	$0	$0	$7,500	$65,389
Bruce A. Leslie	$161,000	$153,751	$0	$500	$315,251
James L. Martineau	$270,000	$153,751	$0	$7,500	$431,251
Desirée Rogers	$145,500	$153,751	$0	$7,500	$306,751
Jaynie M. Studenmund	$163,500	$153,751	$0	$7,500	$324,751

(a)	Mr. Goeglein was not nominated for election at the Annual Meeting and ceased being a director following the Annual Meeting. Charles L. Atwood was elected as a director on March 12, 2015.

(b)	All fees earned in fiscal 2015 for services as a director, including annual retainer fees, meeting fees, and fees for committee chairmanships, whether paid in cash or deferred under the Director Plan, are included in this column. During 2015, Messrs. Comer and Leslie participated in the Directors Plan and each elected to receive Pinnacle common stock in lieu of payment of fifty percent of director fees.

(c)	On October 5, 2015, each non-employee director who was then serving was granted 4,314 restricted stock units, which vests on the first anniversary of the date of grant on October 5, 2016, except for Mr. Goeglein. In addition, on October 5, 2015, Mr. Atwood received an additional grant of 1,600 restricted stock units, which vests on the first anniversary of the date of grant on October 5, 2016. The restricted stock units were granted and become payable in shares of Pinnacle common stock following the director’s cessation of service as a director for any reason. The value in this column represents the aggregate grant date fair value computed in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718. For a discussion of valuation assumptions used in calculation of these amounts, see Note 6 to Pinnacle’s audited financial statements, included herein “Employee Benefit Plans”.

The aggregate number of stock awards outstanding at December 31, 2015 for each non-employee director was as follows: Charles L. Atwood—5,914; Stephen C. Comer—65,347; Richard J. Goeglein—0; Bruce A. Leslie—128,992; James L. Martineau—51,264; Desirée Rogers—24,236; and Jaynie Miller Studenmund—24,236. Each of the stock awards is fully vested, except for the grant of 4,314 restricted stock units granted in October 2015 to each of the directors and an additional 1,600 restricted stock units granted to Mr. Atwood, which restricted stock units vest on the first anniversary of the date of grant. The aggregate number of stock awards for Messrs. Comer, Leslie, and Martineau include stock awards received by such directors pursuant to the Directors Plan.

(d)	None of the non-employee directors received options during the fiscal year ended December 31, 2015. The aggregate number of option awards outstanding at December 31, 2015 for each non-employee director was as follows: Charles L. Atwood-0; Stephen C. Comer—69,000; Richard J. Goeglein—0; Bruce A. Leslie—84,000; James L. Martineau—84,000; Desirée Rogers-20,000; and Jaynie Miller Studenmund-20,000. Each of the option awards is fully vested.

(e)	The amounts shown in this column reflect contributions made in 2015 to charitable organizations under Pinnacle’s Charitable Matching Contribution Program for Directors.

Executive Compensation

For purposes of the following Compensation Discussion and Analysis and Executive Compensation disclosures, we expect the individuals who served as the principal executive officer and chief financial officer of Pinnacle in 2015 and the next three most highly compensated individuals who served in other senior executive positions with Pinnacle in 2015 to be OpCo’s named executive officers (the “Named Executive Officers”). This group of executive officers reflected the senior executive team for Pinnacle for 2015, and it is currently contemplated that such individuals will hold consistent positions following the distribution (see “Management—Our Directors and Executive Officers Following the Separation”).

Except with regard to Pinnacle’s outstanding long-term incentive awards (as described more fully below in “Treatment of Pinnacle Long-Term Incentive Compensation”), OpCo will assume responsibility for, and will pay and be liable for, all wages, salaries, welfare, incentive compensation and employment-related liabilities, and will assume all compensation and employment-related plans (other than long-term incentive plans and deferred compensation plans) and agreements, with respect to each of Pinnacle’s executive officers. Except with regard to Pinnacle’s outstanding long-term incentive awards (as described more fully below in “Treatment of Pinnacle Long-Term Incentive Compensation”), prior to the separation, Pinnacle will transfer all of the assets, if any, and liabilities relating to the compensation and benefit plans and agreements to OpCo.

Compensation Discussion and Analysis

OpCo is currently part of Pinnacle and are not yet a stand-alone company, and, accordingly, OpCo’s Compensation Committee has not yet been formed. This Compensation Discussion and Analysis describes the historical compensation practices of Pinnacle and attempts to outline certain aspects of OpCo’s anticipated compensation structure for OpCo’s senior executive officers following the separation. While OpCo has discussed its anticipated programs and policies with Pinnacle’s Compensation Committee, they remain subject to the review and approval of OpCo’s Compensation Committee. Following the separation, the compensation of OpCo’s executive officers will be determined consistent with the compensation and benefit plans, programs and policies adopted by OpCo. The compensation historically paid to OpCo’s executive officers by Pinnacle, as discussed here and described further below, is not indicative of compensation that may be paid by OpCo following the distribution.

This Compensation Discussion and Analysis provides narrative disclosure regarding the compensation plans, programs and arrangements Pinnacle employed for individuals serving as a Chief Executive Officer, President and Chief Financial Officer, and Pinnacle’s three other most highly compensated executive officers who were serving as executive officers of Pinnacle at the end of the 2015 fiscal year, as determined under the rules of the SEC (collectively, “named executive officers”).

During fiscal 2015, Pinnacle’s named executive officers were:

●	Anthony M. Sanfilippo, Chief Executive Officer and director;

●	Carlos A. Ruisanchez, President and Chief Financial Officer;

●	Virginia E. Shanks, Executive Vice President and Chief Administrative Officer;

●	John A. Godfrey, Executive Vice President, General Counsel and Secretary; and

●	Neil E. Walkoff, Executive Vice President, Operations.

Business Overview

OpCo will be an owner, operator and developer of casinos and related hospitality and entertainment facilities. We will operate fifteen gaming properties in Colorado, Indiana, Iowa, Louisiana, Missouri, Mississippi, Nevada, and Ohio. OpCo will also hold a majority interest in the racing license owner, and will be a party to a management contract, for Retama Park Racetrack outside of San Antonio, Texas.

As a discretionary consumer entertainment and leisure product, OpCo’s business is particularly sensitive to economic cycles and consumer sentiment, and, therefore, results from year to year can be volatile and somewhat unpredictable. OpCo’s business operations are also generally susceptible to changes in the competitive and legislative environment which can have an unanticipated impact on its operating results.

Executive Compensation Philosophy and Objectives

In developing compensation plans for named executive officers, Pinnacle’s Compensation Committee has historically sought to balance all of these business characteristics and create a program that will motivate and reward named executive officers for their performance and for creating value for its stockholders over time. Pinnacle’s Compensation Committee regularly evaluated and revised, as necessary, its compensation programs to ensure that they supported business objectives and provided competitive compensation levels for its named executive officers. As both an owner-operator of existing casino properties and a developer of new properties, the business objectives that needed to be recognized in Pinnacle’s compensation programs include:

●	Focusing on prudent growth in both current and future projects;

●	Maximizing operational efficiency;

●	Managing cash flow for investment and debt management;

●	Maximizing operating earnings of its current properties; and

●	Creating long-term value for its stockholders.

More specifically, Pinnacle’s compensation programs strived to support its business needs by meeting the following objectives:

●	Allowing it to attract and retain a high quality management team capable of managing and growing the business for the benefit of its stockholders;

●	Providing a competitive compensation program appropriate for the size and complexity of Pinnacle relative to the market for executive pay;

●	Aligning actual pay results with performance for stockholders, with an opportunity to realize pay above target medians for excellent performance and below target pay for poor performance;

●	Incentivizing management to maximize stockholder value without taking undue financial risks and while maintaining credibility in the capital markets;

●	Rewarding individual contribution, in addition to team efforts; and

●	Maintaining effective incentives during different economic environments.

Although Pinnacle referenced the market from time to time for competitive pay practices in setting overall target pay levels for its executives, it did not define a specific percentile of market for targeting executive pay. Pinnacle considered many factors, including the actual performance and contribution of its executives, and internal pay comparisons between its executives, when determining individual executive pay, as discussed in more detail below.

Pinnacle’s Compensation Committee has historically considered all relevant information in light of their individual experience, knowledge of its company, knowledge of the peer companies discussed below, knowledge of each named executive officers and their business judgment when making decisions regarding its executive compensation program.

Pay for Performance

Pinnacle has a strong philosophy that executive pay should increase and decrease as performance increases and decreases in order to align executive interests with those of its stockholders over time. Pinnacle’s executive pay system was thoughtfully designed to reinforce this philosophy and to drive value-creating financial, operating, and strategic results, while also taking its external environment into account. Pinnacle’s executive compensation program has historically brought this philosophy to life by incorporating the following features:

●	The majority of its pay is delivered through performance-based incentives that result in above target pay when performance is high and below target pay when performance is poor;

●	A significant portion of its executive incentive awards are delivered over the longer-term to encourage strong sustainable results over multiple years;

●	The performance criteria used in Pinnacle’s 2015 Annual Incentive Plan are weighted heavily toward objective financial measures and encourage the achievement of its financial commitments to its stockholders;

●	Pinnacle instituted clawbacks and stock ownership guidelines for executives that are intended to align its executives with its shareholders;

●	Pinnacle’s insider trading policy prohibits executive officers and directors from hedging their ownership of its common stock, including transactions in puts, calls, or other derivative instruments related to its common stock and also prohibits executive officers and directors from placing shares of its common stock in margin accounts and pledging shares of its common stock; and

●	Pinnacle avoids tax gross-ups, single triggers on payments in the event of a change-in-control, and other employment provisions that could cause excessive awards in the event of a termination or change-in-control situation.

Fiscal 2015 Performance Context for Compensation Decisions

Pinnacle achieved record overall financial results in 2015. In 2015, Pinnacle’s consolidated net revenues climbed 3.7% to a record of approximately $2.3 billion and Consolidated Adjusted EBITDA increased 5.5% to a record $617.0 million. In 2015, Pinnacle achieved record financial performance by implementing revenue growth and operational improvement initiatives across the Pinnacle’s properties. For a further discussion regarding Consolidated Adjusted EBITDA and a reconciliation of Consolidated Adjusted EBITDA to Income (loss) from continuing operations, please see “-Management’s Discussion and Analysis of Financial Conditions and Results of Operations” on page 72.

In addition, other accomplishments for the year for Pinnacle include the following:

●	Entered into the merger agreement with Gaming and Leisure Properties, Inc.;

●	Retired $336.5 million of net aggregate principal amount of debt under Pinnacle’s Amended and Restated Credit Agreement;

●	Completed the sale of excess land holdings in Reno, Nevada and Springfield, Massachusetts in separate transactions during April 2015, for total aggregate cash consideration of approximately $25 million.

Pinnacle’s Compensation Committee took each of these accomplishments into account in assessing the performance of its named executive officers in 2015.

Oversight of Executive Compensation

Role of Compensation Committee

Pinnacle’s Compensation Committee had overall responsibility for the compensation programs and policies pertaining to its named executive officers. The specific responsibilities of its Compensation Committee related to executive compensation include:

●	Overseeing development and implementation of its compensation plans for named executive officers;

●	Overseeing development, implementation, and administration of its equity compensation plans for executives and other employees;

●	Reviewing and approving compensation for its Chief Executive Officer and other named executive officers, including setting goals, objectives, evaluating performance, verifying results, and determining pay levels;

●	Overseeing regulatory compliance with respect to executive and equity compensation matters, including assessing the extent to which its compensation programs could encourage undue risk-taking by executives and employees; and

●	Approving, or recommending to Pinnacle’s Board for approval when deemed appropriate, all employment, retention and/or severance agreements for named executive officers.

Pinnacle’s Compensation Committee also is responsible for reviewing and submitting to Pinnacle’s Board recommendations concerning compensation for its non-employee directors.

Role of Management in Compensation Process

Pinnacle’s Compensation Committee has historically relied significantly on the input and recommendations of its Chief Executive Officer when evaluating factors relative to the compensation of the named executive officers (other than the Chief Executive Officer). Pinnacle’s Chief Executive Officer provided its Compensation Committee with his assessment of the performance of each named executive officer and his perspective on the factors described above in developing his recommendations for each named executive officer’s compensation, including salary adjustments, equity grants and incentive bonuses. Pinnacle’s Compensation Committee discussed its Chief Executive Officer’s recommendations, consulted with its independent advisor, and then approved or modified the recommendations in collaboration with the Chief Executive Officer.

Pinnacle’s Chief Executive Officer’s compensation has historically been determined solely by its Compensation Committee, which approved any adjustments to his base salary, performance incentive compensation and equity awards from year to year. Pinnacle’s Chief Executive Officer attended portions of its Compensation Committee meetings, but did not attend portions of those meetings related to making specific decisions on his compensation.

In addition to recommendations put forth by Pinnacle’s Chief Executive Officer, other members of Pinnacle’s executive team were involved in the compensation process by assembling data to present to its Compensation Committee and by working with the outside independent compensation consultants to give them the information necessary for them to complete their reports. Other members of its executive management team also occasionally attended portions of Pinnacle’s Compensation Committee meetings.

Role of Outside Consultants

Pinnacle’s Compensation Committee retained the services of an outside independent executive compensation consultant to assess the competitiveness of its compensation programs, conduct other research as directed by its Compensation Committee, and support its Compensation Committee in the design of executive and director compensation. In 2015, Pinnacle’s Compensation Committee retained Exequity LLP (“Exequity”) to assist in the review and assessment of its compensation programs. Pinnacle’s Compensation Committee assessed the independence of Exequity pursuant to SEC rules and concluded that there were no conflicts of interest. Exequity is a nationally recognized independent provider of executive compensation advisory services, with no affiliation with any other service provider. In 2015, Exequity provided Pinnacle’s Compensation Committee with assistance on a variety of matters, including a competitive assessment of compensation pertaining to its executive officers and senior management, an assessment regarding its director compensation levels and practices, support related to incentive plan design, regulatory and legislative matters affecting compensation and provided opinions on various management proposals.

Competitive Pay Comparisons

When determining the compensation opportunity for individual named executive officers, including salaries, bonuses, and equity grants, Pinnacle’s Compensation Committee historically took many factors into account, including such executive’s experience, responsibilities, management abilities, job performance, performance of Pinnacle as a whole, current market conditions, competitive pay for similar positions at comparable companies and at companies in other industries that could recruit its executives, and pay relative to other executives at Pinnacle. These factors were considered by its Compensation Committee without any specific formula or weighting. Pinnacle did not set compensation at a specific percentile of market comparisons. However, Pinnacle’s Compensation Committee referenced the market from time to time for executives at similar companies to assess the overall competitiveness and reasonableness of pay.

In order to assist Pinnacle’s Compensation Committee in evaluating the pay of the Chief Executive Officer and also in evaluating the Chief Executive Officer’s recommendation for the pay of the Chief Financial Officer, its Compensation Consultant provided a competitive compensation analysis in 2014 which relied, in part, on an analysis of compensation at peer companies (in the gaming industry and the hospitality industry general) that are considered to be the closest comparisons to Pinnacle. In developing this group of peer companies, it considered input from Exequity which conducted an evaluation considering industry categorizations, revenue sizes, and peer company overlap among potential peers. Pinnacle also incorporated feedback from management and its Compensation Committee regarding labor markets and comparability of potential peers. The peer group used in 2014 to inform 2015 pay decisions consisted of 13 companies with median revenues of roughly $4.5 billion. These peer companies included:

●	Boyd Gaming Corporation

●	Caesars Entertainment Corporation

●	Churchill Downs Incorporated

●	Isle of Capri Casinos, Inc.

●	Las Vegas Sands Corp.

●	MGM Resorts International

●	Penn National Gaming, Inc.

●	Wynn Resorts, Limited

●	Hyatt Hotels Corporation

●	Scientific Games Corporation

●	Royal Caribbean Cruises Ltd.

●	Starwood Hotels & Resorts Worldwide, Inc.

●	Vail Resorts, Inc.

Pinnacle’s Compensation Committee also periodically considered information from compensation surveys, which included data from companies in other industries that might recruit its executives.

Pinnacle’s Compensation Committee believed that its executive team has unique skills and experience that, in some cases, limit the direct comparability of market data due to the relatively few number of gaming companies. From time to time, it evaluated the companies that are in its peer group for continued appropriateness.

Elements of Compensation

Overview of Compensation Elements

During fiscal 2015, Pinnacle’s executive compensation and benefits consisted of the components listed in the table below, which provides a brief description of the principal types of compensation, how performance is factored into each type of compensation, and the objectives served by each element. A description of each element is discussed in greater detail following the table.

Fiscal 2015 Principal Elements of Executive Compensation
Element	Description	Performance Considerations	Primary Objectives
Base Salary	• Fixed cash payment	• Based on level of responsibility, experience, and individual performance, compared to other executives and the external market	• Attract and retain talent • Recognize career experience and individual performance • Provide a competitive salary • Recognize internal relationship between pay and responsibility by level

Annual Bonuses	• Performance-based annual incentive bonuses for named executive officers	• Named executive officer bonus amounts tied to level of achievement of financial objectives	• Promote and reward achievement of Pinnacle’s annual financial objectives and individual performance contribution • Align executive interests with stockholder interests • Retain talent

Long-Term Incentives	• Annual grants of stock options, performance awards and restricted stock units with multi-year vesting, except for new hire or promotional grants which may be episodic	• Value of pay directly linked with long-term financial and stock price performance	• Align executive interests with stockholder interests • Attract and retain talent • Focus on long-term performance outcomes

Retirement and Welfare Benefits	• Medical, dental, vision, life insurance and long-term disability insurance • Non-qualified deferred compensation plan • Group Term Life Insurance	• Not applicable	• Attract and retain talent • Provide competitive compensation

Executive Perquisites	• Financial and Tax Planning, Relocation Expenses, Annual Physical and Commuting Expenses	• Not applicable	• Attract and retain talent • Provide competitive compensation

Base Salary

Pinnacle intended for the base salaries of its named executive officers to provide a minimum level of compensation for highly qualified executives. The base salaries of its named executive officers were subject to occasional modification based on an evaluation of each executive’s contribution, experience, responsibilities, external market data as well as the relative pay among its senior executives. Each factor is considered on a discretionary basis without formulas or weights. Pinnacle historically considered relative pay between executives because its perspective is that some consistency in pay emphasized teamwork across the senior leadership level.

The table below shows the salaries for each named executive officer during 2015.

Name	2015 Salary
Anthony M. Sanfilippo	$1,200,000
Carlos A. Ruisanchez	$800,000
Virginia E. Shanks	$600,000
John A. Godfrey	$525,000
Neil E. Walkoff	$525,000

Annual Bonuses

Pinnacle intended that bonuses paid to its named executive officers rewarded them for the achievement of successful financial, strategic, and operational performance over a short period of time. Pinnacle’s 2015 Annual Incentive Plan measured and rewarded its named executive officers based on a formula directly linked to the annual financial results of Pinnacle, as measured by Adjusted EBITDA and Pre-Tax Income. Adjusted EBITDA and Pre-Tax Income are discussed below and were used for calculating bonuses. These measures provided a highly operational focus and aligned the pay for its top executives directly with the short-term results delivered to its stockholders. It has historically been Pinnacle’s perspective and the perspective of its Compensation Committee that an objective annual incentive system provided clarity for the senior executive team regarding their focus and rewards and encouraged the attainment of “stretch” performance objectives by providing a clearly defined upside in the incentive plan design. The specific decisions related to 2015 are described in more detail below.

The 2015 Annual Incentive Plan approved by Pinnacle’s Compensation Committee established a clearly defined annual incentive opportunity for all of named executive officers. The objectives include:

●	Creating a clearly defined target bonus opportunity for named executive officers, which it believes enhances motivation and competitiveness with the external market;

●	Providing well-defined upside opportunities, to encourage stretch performance beyond the annual operating plans; and

●	Clearly aligning pay with performance for Pinnacle’s stockholders in both the near-term and over multiple years.

Specifically, Pinnacle’s annual bonuses for the named executive officers for 2015 were based on a formula using objective factors, with quantitative short-term financial targets set at the beginning of the year. Each executive had a defined bonus target as a percentage of salary, and the final bonus payable at the end of the year would be determined based on the quantitative financial results at year end, compared to the targets set at the beginning of the year, subject to reduction based on Pinnacle’s Compensation Committee’s discretion. The upside potential for the quantitative performance goals was up to 200% of the target award for superior performance, with the potential to earn zero for underperformance relative to the stated performance objective.

For 2015, the specific award opportunities at threshold, target and maximum performance for each named executive officer was as follows:

Name	2015 Threshold Incentive as % of Salary	2015 Target Incentive as % of Salary	2015 Maximum Incentive as % of Salary
Anthony M. Sanfilippo	75%	150%	300%
Carlos A. Ruisanchez	50%	100%	200%
Virginia E. Shanks	45%	90%	180%
John A. Godfrey and Neil E. Walkoff	40%	80%	160%

Effective as of January 1, 2016, Pinnacle’s Compensation Committee approved new threshold, target and maximum incentives for Messrs. Sanfilippo and Walkoff and Ms. Shanks. Mr. Sanfilippo’s bonus threshold incentive was increased to 80% of his salary, target incentive was increased to 160% and maximum incentive was increased to 320%. Ms. Shanks and Mr. Walkoff bonus threshold incentive was increased to 50% of their salaries, target incentive was increased to 100% and maximum incentive was increased to 200%.

To measure performance, Pinnacle’s Compensation Committee selected a combination of Adjusted EBITDA and Pre-Tax Income to measure success in order to balance near term operational performance with delivering sustained improvements in cash flow from reduction of costs, investment and financing activities.

Pinnacle’s Compensation Committee established targets for Adjusted EBITDA and Pre-Tax Income in 2015. For 2015, the threshold Adjusted EBITDA was $502 million, the target Adjusted EBITDA was $590 million and the maximum Adjusted EBITDA was $679 million. The percentage of the bonuses allocated to the achievement of Adjusted EBITDA was 100% of the total bonus. In addition, Pinnacle’s Compensation Committee established a minimum Pre-Tax Income of greater than or equal to $30 million before any bonus would be paid to the executive officers. In establishing the 2015 Annual Incentive Plan, Pinnacle’s Compensation Committee retained the discretion to decrease, but not to increase, the amount of any bonus even if the Adjusted EBITDA and Pre-Tax Income goals were met or exceeded, based on such objective or subjective factors and circumstances as its Compensation Committee deems relevant or appropriate.

For purposes of determining bonuses, Pinnacle’s Compensation Committee determined that it had achieved Adjusted EBITDA of $619.7 million and Pre-Tax Income of $132.7 million in 2015. Based on the 2015 consolidated results, the 2015 Annual Incentive Plan funded at 105% of the overall target bonus.

In calculating Adjusted EBITDA for purposes of determining bonuses, Pinnacle began with income (loss) from continuing operations and made adjustments for the following items: income tax benefit (expense); other non-operating income; loss from equity method investment; interest expense, net of capitalized interest, write-downs, reserves, and recoveries; non-cash share-based compensation; pre-opening, development and other costs; impairments of goodwill and other intangible assets; and depreciation and amortization. In addition, Pinnacle’s Compensation Committee made adjustments for the following items in calculating Adjusted EBITDA: lost revenues due to property closures for Belterra Park and Boomtown Bossier City as a result of flooding, expenses associated with repairing Belterra Park and Boomtown Bossier City as a result of flooding, and long-term compensation expense for cash performance awards.

In calculating Pre-Tax Income for purposes of determining bonuses, Pinnacle began with income (loss) from continuing operations and made adjustments for the following items: pre-opening, development and other costs; write-downs, reserves and recoveries; stock based compensation; impairments for goodwill and other intangible assets; and adjustments for taxes. In addition, Pinnacle’s Compensation Committee made adjustments for the following items in calculating Pre-Tax Income: lost revenues due to property closures for Belterra Park and Boomtown Bossier City as a result of flooding; expenses associated with repairing Belterra Park and Boomtown Bossier City as a result of flooding; and long-term compensation expense for cash performance awards.

Based on the factors described in the table above, Pinnacle’s Compensation Committee approved the following bonuses for its named executive officers for 2015:

Name	Bonus
Anthony M. Sanfilippo	$2,394,000
Carlos A. Ruisanchez	$1,064,000
Virginia E. Shanks	$718,200
John A. Godfrey	$558,600
Neil E. Walkoff	$558,600

Long-Term Incentives

Pinnacle believed that awards of equity to its named executive officers provided a valuable incentive for them and helped align their interests with that of its stockholders for periods of time longer than one fiscal year. As part of its long-term incentive plan, Pinnacle granted to its executive officers stock options, restricted stock units and performance awards or performance cash units on an annual basis. Stock options have historically been an important part of its philosophy for aligning pay for performance, as executives can realize value on their stock options only if the stock price increases over the exercise price. Restricted stock units and performance awards also help align pay with performance as their value fluctuates with changes in the share price over time. However, restricted stock unit awards also maintain some value in difficult economic environments and, therefore, meet its objectives of retaining executive talent and maintaining effective incentives during different economic environments. All of its equity awards are subject to vesting and require each executive to remain employed with it for a period of time or risk forfeiting the award.

Performance shares and performance cash units entitle recipients to receive a number of shares of Pinnacle common stock or a certain dollar amount, respectively, subject to Pinnacle achieving specified performance criteria. In 2015, Pinnacle did not grant any performance shares, but did grant performance cash units. The 2015 performance cash unit awards were intended to provide rewards in connection with achieving Pinnacle’s long-term financial growth objectives and for achieving superior shareholder returns relative to companies in similar industries. The performance cash units initially measure Adjusted EBITDA relative to three annual targets as developed in Pinnacle’s strategic plan. Up to 150% of one’s target award can be earned based on Adjusted EBITDA achievement. The Adjusted EBITDA results are then further modified by relative Total Shareholder Return (“TSR”) test. Pinnacle measures its TSR over the performance period relative to the S&P Leisure Company Index. In the event that its TSR falls within the middle third of the index, no modifications to the outcomes are made. For TSR results in the top third of the index, Pinnacle increases awards by 33% and for TSR results in the bottom third of the index, it reduces awards by 50%. Thus, total opportunities associated with the awards are equal to 200% of target assuming maximum Adjusted EBITDA results and TSR results in the top third of the S&P Leisure Company Index.

In 2015, Pinnacle’s Compensation Committee revised its long-term incentive plan to provide that the long-term incentives granted to the executive officers shall consist of 40% restricted stock units, 40% performance awards and 20% options. In determining the size of the equity awards and performance cash units, Pinnacle’s Compensation Committee took into consideration each executive’s contribution, experience, responsibilities, external market data as well as the relative pay among senior executives at Pinnacle. The exercise price of each stock option is the closing price of its common stock on the date of grant.

As a result of these considerations, Pinnacle’s Compensation Committee approved the following equity grants for the following named executive officers as part of the Long-Term Incentive Plan:

Name	Stock Options(1)	Restricted Stock Units(2)	Performance Cash Units(3)
Anthony M. Sanfilippo	46,200	31,100	864,000
Carlos A. Ruisanchez	20,500	13,800	384,000
Virginia E. Shanks	15,400	10,400	288,000
John A. Godfrey	9,000	6,000	168,000
Neil E. Walkoff	9,000	6,000	168,000

(1)	The stock options were granted on October 5, 2015, vest in four equal annual installments beginning on October 5, 2016 and have 7-year terms.

(2)	The RSUs were granted on October 5, 2015 and vest in four equal annual installments beginning on October 5, 2016.

(3)	The Performance Cash Units were granted on March 19, 2015 and vest on December 31, 2017. Each performance cash unit represents one dollar. The performance period is from January 1, 2015 through December 31, 2017. Depending on Pinnacle’s performance during the performance period, the ultimate incentive ranges between 0% to 200% of the number of performance cash units granted.

Stock Ownership Guidelines

In December 2010, Pinnacle’s Board of Directors approved stock ownership guidelines for each of its executive officers and directors. Pursuant to its stock ownership guidelines, as amended on December 12, 2013, Pinnacle’s executive officers are required to own the following shares of Pinnacle common stock within five years of January 1, 2011 or by December 31, 2016:

Name	Number of Shares of Common Stock
Chief Executive Officer	300,000
President	140,000
Executive Vice Presidents	50,000
Senior Vice Presidents	20,000
Members of Board of Directors	20,000

The following count toward the targeted ownership: (1) shares of Pinnacle common stock owned outright; (2) shares of Pinnacle common stock held in benefit plans (e.g., 401(k) Plan); (3) vested and/or unvested restricted stock; (4) vested and/or unvested restricted stock units; and (5) phantom stock units. Unexercised options and unearned performance shares do not count toward the targeted ownership. Each of the named executive officers exceeds the targeted ownership pursuant to the stock ownership guidelines.

Hedging, Margin Accounts and Pledging Pinnacle Common Stock

Pinnacle’s insider trading plan prohibits executive officers and directors from hedging their ownership of Pinnacle common stock, including transactions in puts, calls, or other derivative instruments related to Pinnacle common stock. In addition, Pinnacle’s insider trading plan prohibits executive officers and directors from placing shares of Pinnacle common stock in margin accounts and pledging shares of Pinnacle common stock.

Risk Assessments

With respect to risk related to compensation matters, Pinnacle’s Compensation Committee considered, in establishing and reviewing its executive compensation program, whether the program encouraged unnecessary or excessive risk taking and has concluded that it does not. Executives’ base salaries were fixed in amount and thus do not encourage risk-taking. Bonuses were capped and are tied to overall corporate performance. A portion of compensation provided to the executive officers was in the form of options, restricted stock units and performance shares that were important to help further align executives’ interests with those of Pinnacle’s stockholders. Pinnacle’s Compensation Committee believes that these awards do not encourage unnecessary or excessive risk-taking, as the value of these types of equity awards fluctuate dollar for dollar with its stock price and do not represent significant downward/upward risk and reward.

Recovery of Incentive Compensation Policy

Pinnacle’s Board of Directors had adopted a policy on recovery of incentive compensation in the event of a financial restatement, also known as a “clawback policy.” The policy provides that its Compensation Committee could take any action to recover all or a portion of any excess bonus paid to an executive officer provided that (1) there was a restatement of its financial statements for the fiscal year for which a bonus was paid, other than a restatement due to changes in accounting principles or applicable law, and (2) its Compensation Committee determined that the executive officer has received an “excess bonus” for the relevant fiscal year. The amount of the excess bonus equals to the difference between the bonus paid to the executive officer and the payment or grant that would have been made based on the restated financial results. The requirement of an executive officer to repay all or a portion of the excess bonus as determined by its Compensation Committee shall only exist if the Audit Committee has taken steps to consider restating the financials prior to the end of the third year following the year in question.

Pinnacle’s Compensation Committee may take such action in its discretion that it determines appropriate to recover all or a portion of the excess bonus if it deemed such action appropriate under the facts and circumstances. Such actions may include recovery of all or a portion of such amount from the executive officer from any of the following sources: prior incentive compensation payments, future payments of incentive compensation, cancellation of outstanding equity awards, future equity awards, gains realized on equity awards, and direct repayment by the executive officer.

Retirement and Welfare Benefits

The named executive officers have historically been eligible to participate in all of Pinnacle’s normal retirement, and welfare programs on the same terms as generally available to substantially all of its full-time employees. These include a 401(k) plan and matching contributions, health and disability insurance coverage, and group life insurance programs. In addition, Pinnacle’s named executive officers have historically been covered by Pinnacle’s general health plan applicable to all of Pinnacle’s employees.

In addition to these standard retirement and welfare benefits, Pinnacle has historically provided certain additional savings and benefit programs available to its senior management, which it believes are in the best interest of its stockholders, as they enable it to attract and retain high quality executives and help those executives maintain their focus on its business needs rather than their own personal financial considerations. During 2015, these additional executive benefits included:

●	An Executive Deferred Compensation Plan, or the Executive Plan; and

●	Financial and Tax Planning

Executive Deferred Compensation Plan

In connection with the spin-off, OpCo expects to adopt a deferred compensation plan for our executives that is substantially similar to the Pinnacle’s Executive Deferred Compensation Plan (the “Executive Plan”) and assume under such new plan all of the liabilities under the Executive Plan except those relating to certain deferred units. At closing of the merger of GLPI, Pinnacle will terminate the Executive Plan and the remaining deferred units will be terminated and cancelled in exchange for GLPI shares as described more fully below in “Treatment of Pinnacle Long-Term Incentive Compensation.” The Executive Plan allows executive officers to elect to defer a portion of their salary and bonuses each year into a non-qualified deferred compensation account, which is an unsecured obligation of Pinnacle to pay compensation at a later date. This allows the executives to receive tax-deferred savings and appreciation to support their individual retirement needs.

Pinnacle’s Compensation Committee has historically had the discretion to change the floating crediting rate for deferrals under the Executive Plan on a prospective basis as of the beginning of any quarter. Amounts that an executive officer elects to defer under the Executive Plan are credited with a floating rate of interest based on average yields on 30-year U.S. treasury bonds, plus two percentage points, not to exceed 8% per annum, compounded quarterly.

Financial and Tax Planning

Pinnacle has historically reimbursed certain members of senior management, including the named executive officers, for expenses related to financial or tax assistance and estate planning. Mr. Sanfilippo was entitled to be reimbursed up to $7,500 for related expenses and the other named executives officers are entitled to be reimbursed up to $5,000 for related expenses. Further, in connection with the GLPI transaction, Pinnacle agreed to pay up to $16,500 per named executive officer for financial and tax assistance, which was in addition to the $7,500 for financial, tax assistance and estate planning.

Executive Perquisites

Pinnacle has historically provided limited perquisites to its named executive officers. The perquisites consist of the following: (a) financial and tax planning expenses (as discussed above); (b) relocation expenses; and (c) expenses associated with the annual physical examination of the executive and his or her spouse or significant other, which include travel expenses, accommodations and related expenses. In addition, Pinnacle paid for certain travel expenses associated with Ms. Shanks who lives in Reno, Nevada and commutes to Las Vegas, Nevada, including a corporate apartment and incidental expenses associated with the corporate apartment, use of a company automobile, airfare and incidental expenses associated with Ms. Shanks traveling to and from Reno, Nevada to Pinnacle’s Las Vegas, Nevada offices. Pinnacle’s Compensation Committee believes that its named executive officers value the perquisites provided to them and the cost to it of the perquisites is de minimus.

Other Considerations

Impact of Section 162(m)

Section 162(m) of the Internal Revenue Code (the “Code”) generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to its chief executive officer and the four other most highly compensated officers (other than the CFO), except for compensation that is “performance based.” Pinnacle’s general intent was to provide compensation awards to its named executive officers so that most, if not all, awards would be deductible without limitation. However, Pinnacle could have made compensation awards that were not deductible if its best interests so required. In addition, in recent years, Pinnacle had not had to pay federal income tax due to loss carry-forwards, tax depreciation (particularly from new properties) and financial leverage.

Consideration of Say-on-Pay Vote Results

At the 2015 Annual Meeting of Stockholders, the stockholders approved, on an advisory basis, the compensation of Pinnacle’s named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, by 98% of votes cast, excluding abstentions and broker non-votes. Pinnacle’s Compensation Committee reviewed and considered the final vote results for that resolution, and it did not make any changes to its executive compensation policies or decisions as a result of the vote. An advisory vote on the compensation of Pinnacle’s named executive officers has historically been held annually.

Summary Compensation Table

The following table sets forth the compensation paid to each of Pinnacle’s named executive officers for the fiscal years ended December 31, 2015, 2014 and 2013, except for Neil Walkoff, who was not a named executive officer in 2013.

Name and Principal Position	Year	Salary ($) (a)	Bonus ($)	Stock Awards ($) (b)	Option Awards ($) (c)	Non-Equity Incentive Plan Compensation ($) (d)	Change in Nonqualified Deferred Compensation Earnings ($) (e)	All Other Compensation ($) (f)	Total ($)
Anthony M. Sanfilippo Chief Executive Officer	2015	$1,200,000	$—	$1,483,246	$560,291	$2,394,000	$—	$15,404	$5,652,941
	2014	$1,200,000	$—	$4,475,908	$1,424,426	$741,000	$—	$3,900	$7,845,234
	2013	$1,077,689	$—	$3,674,523	$1,086,376	$808,266	$—	$22,538	$6,669,392

Carlos A. Ruisanchez President and Chief Financial Officer	2015	$800,000	$—	$652,491	$248,614	$1,064,000	$—	$3,975	$2,769,080
	2014	$800,000	$—	$2,595,877	$367,428	$513,200	$—	$3,900	$4,280,405
	2013	$718,149	$—	$1,749,120	$402,357	$430,889	$—	$21,487	$3,322,002

Virginia E. Shanks Executive Vice President and Chief Marketing Officer	2015	$600,000	$—	$477,747	$186,764	$718,200	$4,553	$60,683	$2,047,947
	2014	$600,000	$—	$1,948,603	$275,616	$342,000	$5,259	$63,896	$3,235,374
	2013	$544,959	$—	$1,316,583	$301,768	$326,976	$3,244	$78,085	$2,571,615

John A. Godfrey Executive Vice President, General Counsel and Secretary	2015	$525,000	$—	$307,562	$109,148	$558,600	$—	$20,234	$1,520,544
	2014	$525,000	$—	$1,569,574	$192,940	$299,250	$—	$3,900	$2,590,664
	2013	$504,611	$—	$1,093,563	$218,583	$302,767	$—	$3,875	$2,123,399

Neil E. Walkoff Executive Vice President, Operations	2015	$525,000	$—	$307,562	$109,148	$558,600	$—	$13,291	$1,513,601
	2014	$525,000	$—	$1,563,791	$192,940	$299,250	$—	$3,900	$2,584,881

(a)	Reflects amounts actually earned in 2015, 2014 and 2013.

(b)	The value in this column represents the aggregate grant date fair value computed in accordance with the FASB ASC Topic 718. For a discussion of valuation assumptions used in calculation of these amounts, see Note 6 to Pinnacle’s audited financial statements, included within Pinnacle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which Pinnacle expects will be filed on or about February 29, 2016, and please see Note 6 to our audited financial statements, included herein “Employee Benefit Plans”.

(c)	The value in this column represents the aggregate grant date fair value computed in accordance with the FASB ASC Topic 718. For a discussion of valuation assumptions used in calculation of these amounts, see Note 6 to Pinnacle’s audited financial statements, included herein “Employee Benefit Plans”.

(d)	The amounts in this column for each of the named executive officers include the bonus that he or she earned based on achievement of pre-established performance targets. For a more detailed discussion of these bonuses, see the “Compensation Discussion and Analysis—Elements of Compensation—Bonuses” section above.

(e)	Amounts reflect the 2015, 2014 and 2013 above-market earnings for contributions into the Executive Deferred Compensation Plan.

(f)	For Mr. Sanfilippo, All Other Compensation in 2015 consisted of (1) $3,975 in 401(k) matching contributions; and (2) $11,429 in tax and financial planning expenses. For Ms. Shanks, All Other Compensation in 2015 consisted of (1) $3,975 in 401(k) matching contributions; (2) $7,742 in tax and financial planning expenses; (3) $1,836 in airfare and incidental expenses associated with annual physical; (4) $15,417 in airfare and incidental expenses associated with personal travel to the executive’s home; (5) $6,965 for automobile lease and related expenses; and (6) $24,748 for expenses related to the use of the corporate apartment. For Mr. Godfrey, All Other Compensation in 2015 consisted of (1) $3,975 in 401(k) matching contributions; (2) $5,401 in tax and financial planning expenses; and (3) $10,858 in travel and incidental expenses associated with his annual physical. For Messrs. Ruisanchez and Walkoff, All Other Compensation in 2015 consisted of $3,975 in 401(k) matching contributions.

Employment Agreements and Other Change of Control Provisions

Pinnacle has entered into employment agreements with the named executive officers. In the discussion of the terms of their employment agreements below, such executive officers are sometimes referred to collectively, as the “Executives” and individually, as an “Executive.” Pursuant to the terms of the Employee Matters Agreement, the employment agreements with Executives will be assigned to, and assumed by, OpCo in connection with the distribution.

On August 18, 2014, Pinnacle entered into an employment agreement with Anthony M. Sanfilippo for his role as Pinnacle’s Chief Executive Officer and a director of Pinnacle, with an annual base salary of $1,200,000. Mr. Sanfilippo does not receive any compensation for his service as a member of Pinnacle’s Board. Mr. Sanfilippo’s employment agreement provides for an initial term ending August 31, 2019, provided that, commencing on April 30, 2019 and as of April 30 of each year thereafter, his employment agreement shall renew automatically for successive one-year periods, unless either party gives notice of non-renewal at least 120 days before the next renewal date. In connection with the employment agreement, Mr. Sanfilippo received a grant of 100,000 restricted stock units that vest 100% on the third anniversary of the date of the employment agreement. Mr. Sanfilippo also received a grant of a non-qualified stock option covering 50,000 shares of Pinnacle’s common stock, of which 50% vests on the fourth anniversary of the date of the employment agreement and 50% vests on the fifth anniversary of the date of the employment agreement.

On October 13, 2014, Pinnacle entered into an employment agreement with Carlos A. Ruisanchez, Pinnacle’s President and Chief Financial Officer, Virginia E. Shanks, Pinnacle’s Executive Vice President and Chief Administrative Officer, John A. Godfrey, Executive Vice President, General Counsel and Secretary and Neil E. Walkoff, Executive Vice President, Operations. Pursuant to the employment agreements, Mr. Ruisanchez shall earn an annual base salary of $800,000, Ms. Shanks shall earn an annual base salary of $600,000, and Messrs. Godfrey and Walkoff shall earn an annual base salary of $525,000. The employment agreements provide for an initial term ending October 31, 2017, provided that, commencing on June 30, 2017 and as of June 30 of each year thereafter, the employment agreements shall renew automatically for successive one-year periods, unless either party gives notice of non-renewal at least 120 days before the next renewal date. In connection with the employment agreements, each of the Executives received a grant of the following number of restricted stock units that vest 100% on the third anniversary of the Effective Date of the employment agreements: Mr. Ruisanchez, 80,000, Ms. Shanks, 60,000 and Messrs. Godfrey and Walkoff, 50,000 each.

On December 16, 2014, Pinnacle entered into amendments to the employment agreements with Messrs. Sanfilippo and Ruisanchez and Ms. Shanks to increase the target and maximum bonus percentages under their respective employment agreements, effective as of January 1, 2015. Mr. Sanfilippo’s target bonus percentage was increased from 100% to 150% and his maximum bonus percentage was increased from 200% to 300%. Mr. Ruisanchez’s target bonus percentage was increased from 90% to 100% and his maximum bonus percentage was increased from 180% to 200%. Ms. Shanks’ target bonus percentage was increased from 80% to 90% and her maximum bonus percentage was increased from 160% to 180%.

On December 21, 2015, Pinnacle entered into amendments to the employment agreements with Messrs. Sanfilippo and Walkoff and Ms. Shanks to increase the target and maximum bonus percentages under their respective employment agreements, effective as of January 1, 2016. Mr. Sanfilippo’s target bonus percentage was increased from 150% to 160% and his maximum bonus percentage was increased from 300% to 320%. Mr. Walkoff’s target bonus percentage was increased from 80% to 100% and his maximum bonus percentage was increased from 160% to 200%. Ms. Shanks’ target bonus percentage was increased from 90% to 100% and her maximum bonus percentage was increased from 180% to 200%.

Bonus Eligibility

The table below sets forth information about the Executives’ eligibility for bonuses under the terms of their respective employment agreements. The parties to the employment agreements contemplate that the setting of the targets and goals and the payment of bonuses described below shall be done in such a manner as to qualify such bonuses as “performance based” compensation under Section 162(m) of the Code. The bonus percentages in the tables below reflect the increased bonus percentages, discussed above.

Name	Bonus Eligibility
Anthony M. Sanfilippo

¡    Targeted annual bonus of 150% of annual base salary based upon meeting performance targets developed by Pinnacle’s Compensation Committee. Effective as of January 1, 2016, the targeted annual bonus was increased to 160% of Mr. Sanfilippo’s annual base salary based upon meeting performance targets developed by Pinnacle’s Compensation Committee; and

¡    An upside potential for the annual bonus to be not less than 300% of the annual base salary if the maximum performance goals are satisfied. Effective as of January 1, 2016, the upside potential for the annual bonus was increased to 320% of Mr. Sanfilippo’s annual base salary if the maximum performance goals are satisfied.

Carlos A. Ruisanchez

¡    Targeted annual bonus of 100% of annual base salary based upon meeting performance targets developed by Pinnacle’s Compensation Committee; and

¡    An upside potential for the annual bonus to be not less than 200% of the annual base salary if the maximum performance goals are satisfied.

Virginia E. Shanks

¡    Targeted annual bonus of 90% of annual base salary based upon meeting performance targets developed by Pinnacle’s Compensation Committee. Effective as of January 1, 2016, the targeted annual bonus was increased to 100% of Ms. Shanks’ annual base salary based upon meeting performance targets developed by Pinnacle’s Compensation Committee; and

¡    An upside potential for the annual bonus to be not less than 180% of the annual base salary if the maximum performance goals are satisfied. Effective as of January 1, 2016, the upside potential for the annual bonus was increased to 200% of Ms. Shanks’ annual base salary if the maximum performance goals are satisfied.

John A. Godfrey, and Neil E. Walkoff

¡      Targeted annual bonus of 80% of annual base salary based upon meeting performance targets developed by Pinnacle’s Compensation Committee. Effective as of January 1, 2016, the targeted annual bonus for Mr. Walkoff has been increased to 100% of his annual base salary based upon meeting performance targets developed by Pinnacle’s Compensation Committee; and

¡    An upside potential for the annual bonus to be not less than 160% of the annual base salary if the maximum performance goals are satisfied. Effective as of January 1, 2016, the upside potential for Mr. Walkoff’s annual bonus was increased to not less than 200% of his annual base salary if the maximum performance goals are satisfied.

All of the Executives

¡    Eligible to receive special bonuses, in addition to his or her annual bonus, in the discretion of Pinnacle’s Board or the Compensation Committee.

¡    Bonuses earned may be paid in cash, restricted stock, or a combination thereof, as determined in Pinnacle’s discretion.

Payments and Benefits upon Termination; Treatment of Equity Grants – Generally

In general, if an Executive’s employment is terminated (regardless of the reason therefor), Pinnacle or, following OpCo’s assumption of the Executives’ employment agreements, OpCo shall pay or cause to be paid to such Executive all accrued but unpaid annual base salary and bonus and any compensation previously voluntarily deferred by such Executive, and all benefits provided to such Executive under his or her employment agreement shall cease, except as otherwise required by applicable law or the terms of the applicable employment agreement. In addition, the Executives shall be entitled to receive a prorated annual bonus for the year of termination, except in the case of termination for “cause.”

Except in the event an Executive’s employment is terminated for “cause” or by the Executive without “good reason,” the Executive shall be entitled to receive continuation of health benefits coverage for the Executive and his or her dependents and disability insurance coverage for the Executive for 24 months following termination or, if earlier, until the Executive and his or her dependents become covered or eligible for coverage under another group health plan or group disability plan, subject to certain pre-existing condition limitations. During the applicable period, applicable premiums on such coverage shall be paid on behalf of the Executive, provided that, in the event such premium payment results in a violation of applicable law, the Executive or the Executive’s estate, as applicable, shall receive a fully taxable monthly amount that, after the payment of all applicable taxes by the Executive or the Executive’s estate, is equal to the total monthly premiums payable for such coverage.

The Executives’ employment agreements provide that, in the event of an Executive’s employment is terminated for any reason other than (i) termination by the Executive without “good reason” or (ii) termination for “cause,” all vested equity awards that contain exercise periods shall terminate on the earlier of (a) the expiration of their stated terms or (b) two (2) years after the termination of his employment. In the event of an Executive’s employment is terminated by the Executive without “good reason,” all vested equity awards shall terminate on the earlier of the expiration of the stated term or eighteen (18) months after the termination. In the event of an Executive’s employment is terminated for “cause,” all vested equity awards shall terminate on the earlier of the expiration of the stated term or thirty (30) days after the termination. Other than in the event an Executive’s employment is terminated without “cause” or by the Executive for “good reason,” in each case within 24 month following a change of control, the post-termination survival of unexercised and/or unpaid equity awards is dependent on the Executive’s compliance with certain restrictive covenants in the employment agreement, including non-competition, no-hire-away, and non-solicitation covenants. Further, unvested equity awards shall terminate on the termination of an Executive’s employment except as otherwise provided under the applicable terms, if any, of the equity plan, the equity award agreements or the employment agreements.

The Executives may be entitled to receive additional payments or benefits, or the consequences of termination of employment described above may be subject to change, depending on the circumstances under which an Executive’s employment is terminated, as further described below under the headings “Payments and Benefits upon Termination without Cause or by the Executive for Good Reason, Other than upon Change of Control,” “Payments and Benefits upon Termination without Cause or by the Executive for Good Reason upon a Change of Control” and “Payments and Benefits upon Termination Due to Death or Disability.”

Payments and Benefits upon Termination for Cause or by the Executive without Good Reason

If an Executive’s employment is terminated by Pinnacle for Cause or by such Executive without “good reason,” such Executive shall not be entitled to receive any payments or benefits other than as specified above under the heading “Payments and Benefits upon Termination; Treatment of Equity Grants – Generally.”

Payments and Benefits upon Termination without Cause or by the Executive for Good Reason, Other than upon a Change of Control

If an Executive’s employment is terminated without “cause” or by such Executive for “good reason” other than within 24 months following a Change of Control, the following shall apply:

●	Such Executive shall be entitled to receive the payments and benefits specified above under the heading “Payments and Benefits upon Termination; Treatment of Equity Grants – Generally.”

●	Such Executive shall be entitled to receive an amount equal to 150% of the sum of (a) such Executive’s annual base salary in effect on the date of termination and (b) the average annual bonus paid to such Executive in the three years before termination. The salary component shall be paid in monthly installments over 18 months in accordance with the existing regular salary payment schedule, and the bonus component shall be paid in two equal annual installments on the first and second anniversaries of the termination of employment.

●	In addition, with respect to all outstanding equity awards that do not contain performance-based vesting conditions, the portion of such equity awards that would have become vested and/or exercisable during the eighteen months following the date of termination shall continue to vest as if the Executive’s employment had not terminated, except that, with respect to the Retention RSUs, if the date of termination is prior to the third anniversary of the date of the Executive’s employment agreement, then a prorated portion of the Retention RSUs shall vest immediately based on the number of days from the date of the Executive’s employment agreement up to but not including the date of the Executive’s termination divided by 1,096.

●	With respect to any of Mr. Sanfilippo’s outstanding performance-based equity awards, Mr. Sanfilippo shall be entitled to participate in such performance-based awards on a prorated basis at the end of the applicable performance period (with such determination to be based on actual performance through the applicable performance period), and such prorated portion shall be based on (i) the number of full months employed by Mr. Sanfilippo during the applicable performance period plus eighteen months of continued accrual service credit following the date of termination of employment (or if shorter, through the end of the performance period) divided by (ii) the number of full months in the performance period.

●	With respect to any other outstanding performance-based equity awards, the Executive (other than Mr. Sanfilippo who is discussed above) shall be entitled to participate in such performance-based awards on a prorated basis at the end of the applicable performance period (with such determination to be based on actual performance through the applicable performance period), and such prorated portion shall be based on (i) the number of full months the Executive was employed during the applicable performance period divided by (ii) the number of full months in the performance period.

Payments and Benefits upon Termination without Cause or by the Executive for Good Reason upon a Change of Control

If an Executive’s employment is terminated without “cause” or by such Executive for “good reason” at the time of or within 24 months after a change of control, the following shall apply:

●	Such Executive shall be entitled to receive the payments and benefits specified above under the heading “Payments and Benefits upon Termination; Treatment of Equity Grants – Generally.”

●	Such Executive shall be entitled to receive an amount equal to 200% of the sum of (a) such Executive’s annual base salary in effect on the date of termination and (b) the target bonus for the year of termination, payable in a lump sum as soon as practicable but in no event more than 30 days after the termination of employment.

●	In addition to those already vested, any unvested equity awards, including the Retention RSUs and any unvested replacement equity awards that may have been granted to such Executive to replace unvested equity awards that expired by their terms in connection with a change of control, shall become fully vested and may be exercised immediately by such Executive and, with respect to performance-based equity awards, all such awards shall be considered to be earned at target levels and payable as of the termination of Executive’s employment. To the extent that any unvested equity awards terminate by their terms at the time of or in connection with a change of control and replacement equity awards of at least equivalent value are not granted to an Executive, the Executive shall receive, as additional cash severance at the time of termination, the consideration paid by the acquiring person for the securities underlying the unvested expired equity awards at the time of the change of control less, to the extent applicable, (a) the exercise price or other consideration payable by the Executive for the equity awards and (b) the value of any replacement equity awards realized by the Executive through or as a result of such termination.

Payments and Benefits upon Termination Due to Death or Disability

If an Executive dies or the Executive’s employment is terminated due to disability, the following shall apply:

●	Such Executive, the Executive’s estate, or the Executive’s dependents, as applicable, shall be entitled to receive the payments and benefits specified above under the heading “Payments and Benefits upon Termination; Treatment of Equity Grants – Generally.”

●	With respect to all outstanding equity awards that do not contain performance-based vesting conditions, such equity awards shall become fully vested and immediately exercisable by such Executive or the Executive’s estate, as applicable. With respect to any outstanding performance-based equity awards, all such performance-based awards shall continue to vest and/or be paid on the schedule set forth in the applicable award agreement as if the Executive’s employment had not terminated.

Additional Terms

Under certain circumstances, any payment on account of termination of an Executive’s employment which is deemed to be “deferred compensation” under Internal Revenue Code Section 409A will be delayed for six months after the termination, except in the case of such Executive’s death.

It is a condition to an Executive’s right to receive severance payments and benefits under such Executive’s employment agreement that the Executive execute a general release in favor of Pinnacle and its affiliates. In addition, certain non-competition, no-hire-away, and non-solicitation covenants apply to the Executives for specified periods following the termination of employment under certain circumstances.

The employment agreements of the Executives contain a “best net” provision in the event any payment or benefit to be paid or made payable to an Executive or for his or her benefit under his or her employment agreement on a “change of control” (within the meaning of Section 280G of the Code) constitutes an “excess parachute payment” (within the meaning of Section 280G and 4999 of the Code). Under the employment agreements, if the excise tax is triggered, then the payments or benefits received under the employment agreement shall be reduced to the extent necessary to avoid triggering the excise tax, unless the Executive would have a more favorable after-tax result by receiving the unreduced payments and benefits and paying the excise tax himself or herself, without a gross-up. Accordingly, the amounts payable under the employment agreements of the Executives set forth below may be reduced.

Termination without Cause or by the Executive for Good Reason, Other than upon a Change of Control

The following table sets forth the amounts payable under the employment agreements of the Executives in the event of a termination without “cause” or by the Executive for “good reason” other than in connection with a change of control. The amounts in the table assume that the triggering event took place on December 31, 2015. The closing price of Pinnacle common stock on December 31, 2015 was $31.12.

Name	Cash Severance ($) (a)	Value of Equity Awards that have Accelerated Vesting ($) (b)	Value of Benefits Continuation ($) (c)	Total ($)
Anthony M. Sanfilippo	$5,275,844	$8,672,330	$24,598	$13,972,772
Carlos A. Ruisanchez	$2,931,660	$3,316,102	$28,557	$6,276,319
Virginia E. Shanks	$2,420,758	$2,631,115	$28,557	$5,080,430
Neil E. Walkoff	$1,820,923	$2,109,441	$28,557	$3,958,921
John A. Godfrey	$1,868,217	$2,128,891	$11,865	$4,008,973

(a)	These amounts include cash severance payments mandated by each Executive’s employment agreement (including the increased bonus potential pursuant to amendments to Messrs. Sanfilippo and Ruisanchez and Ms. Shank’s employment agreements) and, in the case of Ms. Shanks, amounts deferred under the Executive Deferred Compensation Plan.

(b)	Options having an exercise price in excess of the closing market price of Pinnacle common stock on December 31, 2015 are not included in the value of equity grants that have accelerated vesting.

(c)	These amounts are estimates based on current costs for the continuation of health and disability benefits and current base salary.

Termination without Cause or by the Executive for Good Reason upon a Change of Control

The following table sets forth the amounts payable under the employment agreements of the Executives in the event of a termination without “cause” or by the Executive for “good reason” at the time of or within 24 months after a change of control. The amounts in the table assume that the triggering event took place on December 31, 2015. The closing price of Pinnacle common stock on December 31, 2015 was $31.12.

Name	Cash Severance ($) (a)	Value of Equity Awards that have Accelerated Vesting ($) (b)	Value of Benefits Continuation ($) (c)	Total ($)
Anthony M. Sanfilippo	$7,800,000	$12,041,125	$24,598	$19,865,723
Carlos A. Ruisanchez	$4,000,000	$6,011,910	$28,557	$10,040,467
Virginia E. Shanks	$3,120,424	$4,654,209	$28,557	$7,803,190
Neil E. Walkoff	$2,310,000	$3,672,284	$28,557	$6,010,841
John A. Godfrey	$2,310,000	$3,691,734	$11,865	$6,013,599

(a)	These amounts include cash severance payments mandated by each Executive’s employment agreement (including the increased bonus potential pursuant to amendments to Messrs. Sanfilippo and Ruisanchez and Ms. Shank’s employment agreements) and, in the case of Ms. Shanks, amounts deferred under the Executive Deferred Compensation Plan.

(b)	Options having an exercise price in excess of the closing market price of Pinnacle common stock on December 31, 2015 are not included in the value of equity grants that have accelerated vesting.

(c)	These amounts are estimates based on current costs for the continuation of health and disability benefits and current base salary.

Termination due to Death or Disability

The following table sets forth the amounts payable under the employment agreements of the Executives in the event of a termination due to death or disability. The amounts in the table assume that the termination took place on December 31, 2015. The closing price of Pinnacle common stock on December 31, 2015 was $31.12.

Name	Cash Severance ($) (a)	Value of Equity Awards that have Accelerated Vesting ($) (b)	Value of Benefits Continuation ($) (c)	Total ($)
Anthony M. Sanfilippo	$1,800,000	$12,041,125	$24,598	$13,865,723
Carlos A. Ruisanchez	$800,000	$6,011,910	$28,557	$6,840,467
Virginia E. Shanks	$840,424	$4,654,209	$28,557	$5,523,190
Neil E. Walkoff	$420,000	$3,672,284	$28,557	$4,120,841
John A. Godfrey	$420,000	$3,691,734	$11,865	$4,123,599

(a)	These amounts include cash severance payments mandated by each Executive’s employment agreement (including the increased bonus potential pursuant to amendments to Messrs. Sanfilippo and Ruisanchez and Ms. Shank’s employment agreements) and, in the case of Ms. Shanks, amounts deferred under the Executive Deferred Compensation Plan.

(b)	Options having an exercise price in excess of the closing market price of Pinnacle common stock on December 31, 2015 are not included in the value of equity grants that have accelerated vesting.

(c)	These amounts are estimates based on current costs for the continuation of health and disability benefits and current base salary.

Executive Deferred Compensation Plan

In connection with the spin-off, OpCo expects to adopt a deferred compensation plan for OpCo executives that is substantially similar to Pinnacle’s Executive Plan and assume under such new plan all of the liabilities under the Executive Plan except those relating to certain deferred units. At the closing of the merger with GLPI, Pinnacle will terminate the Executive Plan and the remaining deferred units will be terminated and cancelled in exchange for GLPI shares as described more fully below in “Treatment of Pinnacle Long-Term Incentive Compensation.”

The Executive Plan allows certain of Pinnacle’s highly compensated employees to defer, on a pre-tax basis, a portion of their base annual salaries and bonuses. The Executive Plan is administered by Pinnacle’s Compensation Committee, and participation in the Executive Plan is limited to employees who are (i) determined by Pinnacle to be includable within a select group of employees, (ii) subsequently chosen from the select group, and (iii) approved by its Compensation Committee.

Under the Executive Plan, a participating employee may elect to defer up to 75% of his or her salary for the next year, and up to 90% of his or her bonus for the next year. Any such deferred compensation is credited to a deferral contribution account. A participating employee is at all times fully vested in his or her deferred contributions, as well as any appreciation or depreciation attributable thereto. Amounts that a participating employee elects to defer under the Executive Plan are credited with a floating rate of interest based on average yields on 30-year U.S. treasury bonds, plus two percentage points, not to exceed 8% per annum, compounded quarterly. Pinnacle’s Compensation Committee has the discretion to change the crediting rate for deferrals under the Executive Plan on a prospective basis as of the beginning of any quarter. The Executive Plan was amended and restated effective December 27, 2004 and December 31, 2007 to cause these distribution terms and other plan provisions to comply with Section 409A of the Code (“Section 409A”), and to make certain other changes in the Executive Plan.

In general, distributions under the Executive Plan are payable upon termination (before the participating employee qualifies for retirement), retirement, death, disability and upon the occurrence of a financial emergency. A participating employee will also receive distributions upon a change in control of Pinnacle, to the extent permitted under Section 409A. When making an election to defer salary and bonus, a participating employee can specify that the amounts deferred will be paid on certain dates at least two years after the amounts are deferred or at retirement.

The Executive Plan was further amended March 1, 2011, effective January 1, 2011, to permit the deferral of compensation in the form of restricted stock units, to be distributed upon the elected or predetermined distribution date in the form of a whole number of shares, with any fractional unit to be paid in cash. These provisions coordinate with Pinnacle’s 2005 Plan to allow for the payment of annual bonuses in the form of restricted stock units, which are deferred under the Executive Plan, and vested and distributed on such dates as determined by Pinnacle’s Compensation Committee on the date of grant.

Non-Qualified Deferred Compensation Table

The following table shows the deferred compensation activity for Pinnacle’s named executive officers for the Executive Plan during the fiscal year ended December 31, 2015. Ms. Shanks was the only named executive officers to participate in the Executive Plan during the fiscal year ended December 31, 2015.

Name	Executive Contributions in Last FY ($) (a)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($) (b)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Virginia E. Shanks	$ 60,000	$ 0	$ 12,810	$ 0	$ 300,424

(a)	The amount shown in the “Executive Contributions in Last FY” is reported as compensation in the fiscal year ended December 31, 2015 in the Summary Compensation Table for Ms. Shanks.

(b)	The amount shown in “Aggregate Earnings in Last FY” which is reported as compensation in the fiscal year ended December 31, 2015 in the Summary Compensation Table for Ms. Shanks is $4,553.

2015 Equity and Performance Incentive Plan and New Equity and Performance Incentive Plan

Pinnacle’s Board approved the adoption of the 2015 Equity and Performance Incentive Plan (“2015 Plan”) on February 10, 2015, subject to approval of its stockholders. On May 19, 2015, Pinnacle stockholders approved the 2015 Plan at the Annual Meeting of Stockholders. The 2015 Plan was adopted as a result of the expiration of Pinnacle’s 2005 Equity and Performance Incentive Plan (“2005 Plan”), which expired on April 1, 2015. Awards under the 2015 Plan may consist of options, stock appreciation rights, restricted stock, other stock unit awards, performance awards, dividend equivalents or any combination of the foregoing. As of December 31, 2015, Pinnacle had 166,101 shares of Pinnacle common stock available for grant under the 2015 Plan.

The 2015 Plan is administered by Pinnacle’s Compensation Committee. Pinnacle’s Compensation Committee has broad discretion and power in administering the 2015 Plan, in determining which of its employees, directors, and consultants could participate, and the terms of individual awards. The 2015 Plan has a ten year term, which expires on February 10, 2025.

Performance awards under the 2015 Plan are for awards that provide payments determined by the achievement of performance goals over a performance period. Pinnacle’s Compensation Committee may determine the relevant performance goals and the performance period. The performance goals may be based on the attainment of specified levels of, or growth of, one or any combination of (or a formula based on) modified calculations of certain specified factors. The eligible factors included: net sales; pretax income before or after allocation of corporate overhead and bonus; earnings per share; net income; division, group or corporate financial goals; return on stockholders’ equity; return on assets; attainment of strategic and operational initiatives; appreciation in and/or maintenance of the price of the shares or any of its other publicly-traded securities; market share; gross profits; earnings before taxes; earnings before interest and taxes; EBITDA; an adjusted formula of EBITDA; economic value-added models; comparisons with various stock market indices; reductions in costs, and/or return on invested capital of Pinnacle or any affiliate, division or business unit of Pinnacle for or within which the participant is primarily employed.

As described below, we will assume under the 2016 Equity and Performance Incentive Plan certain adjusted equity awards under the 2015 Plan and the 2005 Plan, as well as other equity awards not granted under these plans. The 2015 Plan and the 2005 Plan will terminate effective as of the merger. Please see below under “PNK Entertainment, Inc. 2016 Equity and Performance Incentive Plan” for description of the new plan.

Grant of Plan-Based Awards

The following table provides information regarding Pinnacle grant of plan-based awards made to each named executive officer in 2015.

Name	Grant Date (a)	Estimated Future Payouts Under Non- equity Incentive Plan Awards (b)			Estimated Future Payouts Under Equity Incentive Plan Awards (c)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh) (d)	Grant Date Fair Value of Stock and Option Awards (e)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Anthony M. Sanfilippo	—	$900,000	$1,800,000	$5,400,000
	3/19/2015	$492,048	$864,000	$1,321,488
	2/09/2015							16,542	—	—	$374,842
	10/05/2015							31,100			$1,108,404
	10/05/2015								46,200	$35.64	$560,291
Carlos A. Ruisanchez	—	$400,000	$800,000	$1,600,000
	3/19/2015	$218,688	$384,000	$587,328
	2/09/2015							7,111	—	—	$160,659
	10/05/2015							13,800	—	—	$491,832
	10/05/2015								20,500	$35.64	$248,614
Virginia E. Shanks	—	$270,000	$540,000	$1,080,000
	3/19/2015	$164,016	$288,000	$440,496
	2/09/2015							4,726	—	—	$107,091
	10/05/2015							10,400	—	—	$370,656
	10/05/2015								15,400	$35.64	$186,764
John A. Godfrey	—	$210,000	$420,000	$840,000
	3/19/2015	$95,676	$168,000	$256,956
	2/09/2015							4,136	—	—	$93,722
	10/05/2015							6,000	—	—	$213,840
	10/05/2015								9,000	$35.64	$109,148
Neil E. Walkoff	—	$210,000	$420,000	$840,000
	3/19/2015	$95,676	$168,000	$256,956
	2/09/2015							4,136	—	—	$93,722
	10/05/2015							6,000	—	—	$213,840
	10/05/2015								9,000	$35.64	$109,148

(a)	All of the grants of stock awards made in February 2015 were made pursuant to the 2005 Plan and the options and stock awards made in October 2015 were made pursuant to the 2015 Plan.

(b)	On March 19, 2015, Pinnacle’s Compensation Committee granted each named executive officer performance cash units at target shown above, such performance cash units vest at the end of the performance period from January 1, 2015 through December 31, 2017. Depending on Pinnacle’s performance during the performance period, the ultimate incentive ranges between 0% to 200% of the number of performance cash units granted.

As discussed in the “Compensation Discussion and Analysis – Elements of Compensation – Annual Bonuses” section above, the following bonuses were awarded under the 2015 Annual Incentive Plan adopted pursuant to the 2005 Plan: (i) For Mr. Sanfilippo, $2,394,000; (ii) for Mr. Ruisanchez, $1,064,000; (iii) for Ms. Shanks, $718,000; and (iv) for Messrs. Godfrey and Walkoff, $558,600.

(c)	Each of the named executive officers received grants of performance shares at target amounts shown above.

(d)	The exercise price reflected in this column is the closing price of Pinnacle common stock on the date of grant.

(e)	The amounts shown in this column reflect the grant date fair value of each equity award computed in accordance with the FASB ASC Topic 718.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding equity award grants held at December 31, 2015 by each named executive officer.

	Option Awards (a)					Stock Awards (b)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (c)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have Not Vested (#) (d)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Vested ($) (c)
Anthony M. Sanfilippo	650,000	—		$8.64	3/14/2020
	150,000	50,000	(e)	$9.66	5/22/2019
	52,683	52,683	(f)	$20.90	5/21/2020
	27,690	83,070	(g)	$23.55	5/20/2021
	—	50,000	(h)	$23.59	8/18/2024
	—	46,200	(i)	$35.64	10/05/2022
						7,500	(e)	$233,400
						13,242	(f)	$412,091
						17,730	(g)	$551,758
						100,000	(j)	$3,112,000
						31,100	(i)	$967,832
									29,426	(k)	$915,737
									18,754	(l)	$583,628
Carlos A. Ruisanchez	200,000	—		$11.35	8/01/2018
	75,000	—		$7.67	3/01/2020
	240,000	—		$13.14	3/28/2018
	22,500	7,500	(e)	$9.66	5/22/2019
	19,512	19,512	(f)	$20.90	5/21/2020
	10,255	30,765	(g)	$23.55	5/20/2021
	—	20,500	(i)	$35.64	10/05/2022
						4,905	(f)	$152,644
						6,563	(g)	$204,241
						80,000	(m)	$2,489,600
						13,800	(i)	$429,456
									19,618	(k)	$610,497
									6,946	(l)	$216,164
Virginia E. Shanks	100,000	—		$11.15	10/02/2017
	20,000	—		$14.25	5/24/2018
	31,500	10,500	(e)	$9.66	5/22/2019
	14,634	14,634	(f)	$20.90	5/21/2020
	7,692	23,078	(g)	$23.55	5/20/2021
	—	15,400	(i)	$35.64	10/05/2022
						1,250	(e)	$38,900
						3,679	(f)	$114,490
						4,928	(g)	$153,359
						60,000	(m)	$1,867,200
						10,400	(i)	$323,648
									14,713	(k)	$457,869
									5,210	(l)	$162,120
John A. Godfrey	70,000	—		$14.68	5/20/2018
	20,000	—		$11.13	7/30/2018
	75,000	—		$7.67	3/01/2020
	28,000	—		$14.25	5/24/2018
	31,500	10,500	(e)	$9.66	5/22/2019

	Option Awards (a)					Stock Awards (b)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (c)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have Not Vested (#) (d)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Vested ($) (c)
	10,600	10,600	(f)	$20.90	5/21/2020
	5,385	16,155	(g)	$23.55	5/20/2021
	—	9,000	(i)	$35.64	10/05/2022
						1,250	(e)	$38,900
						2,700	(f)	$84,024
						3,450	(g)	$107,364
						50,000	(m)	$1,556,000
						6,000	(i)	$186,720
									12,874	(k)	$400,639
									3,647	(l)	$113,480
Neil E. Walkoff	60,000	—		$10.36	8/23/2017
	20,000	—		$14.25	5/24/2018
	31,500	10,500	(e)	$9.66	5/22/2019
	10,600	10,600	(f)	$20.90	5/21/2020
	5,385	16,155	(g)	$23.55	5/20/2021
	—	9,000	(i)	$35.64	10/05/2022
						1,250	(e)	$38,900
						2,700	(f)	$84,024
						3,450	(g)	$107,364
						50,000	(m)	$1,556,000
						6,000	(i)	$186,720
									12,874	(k)	$400,639
									3,647	(l)	$113,480

(a)	The option awards were granted pursuant the 2005 Plan and the 2015 Plan, as well as certain options granted outside of the stockholder approved plans (see the Equity Compensation Plan Information at Fiscal Year-End table below).

(b)	The stock awards consist of (i) restricted stock units and (ii) performance shares granted. The stock awards were made pursuant to the 2005 Plan and the 2015 Plan.

(c)	The market value of stock awards reported in the columns above were computed by multiplying $31.12, the closing market price of Pinnacle’s stock at December 31, 2015, by the number of shares of stock awarded.

(d)	The number of performance shares shown above is based on achieving the threshold performance goals as set forth in the equity incentive plans.

(e)	The vesting date is May 22, 2016.

(f)	The vesting dates are May 21, 2016 and May 21, 2017.

(g)	The vesting dates are May 20, 2016, May 20, 2017 and May 20, 2018.

(h)	The vesting dates are August 18, 2018 and August 18, 2019.

(i)	The vesting dates are October 5, 2016, October 5, 2017, October 5, 2018 and October 5, 2019.

(j)	The vesting date is August 18, 2017.

(k)	The vesting date is August 31, 2016.

(l)	The vesting date is December 31, 2016.

(m)	The vesting date is October 13, 2017.

Option Exercises and Stock Vested

The following table provides information regarding the exercise of options and vesting of restricted stock units during the fiscal year ended December 31, 2015.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Anthony M. Sanfilippo	—	—	36,573	$1,251,016
Carlos A. Ruisanchez	—	—	11,729	$390,769
Virginia E. Shanks	—	—	9,457	$320,846
John A. Godfrey	50,000	$795,000	8,586	$292,335
Neil E. Walkoff	—	—	8,386	$284,957

Equity Compensation Plan Information at Fiscal Year-End

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders
Stock Options and Other Awards(a)	6,199,340	$18.83	166,101
Directors Plan(c)	133,668	—	199,436

Total	6,333,008		365,537
Equity compensation plans not approved by security holders (d)	1,243,300	$12.81	—

Total	7,576,308	$17.51	365,537

(a)	Consists of:

●	shares of Pinnacle common stock to be issued upon the exercise of 3,995,046 options granted pursuant to the 2005 Plan;
●	shares of Pinnacle common stock to be issued upon the vesting of 1,366,002 restricted stock unit awards, 4,227 phantom stock unit awards and 408,228 performance share awards granted pursuant to the 2005 Plan; and
●	shares of Pinnacle common stock to be issued upon the exercise of 202,130 options and upon the vesting of 227,934 restricted stock unit awards granted pursuant to the 2015 Plan.

(b)	The weighted average exercise price in this column does not take into account restricted stock unit awards, phantom stock unit awards and performance share awards, pursuant to the 2005 Plan, 2015 Plan, Directors Deferred Compensation Plan or under the outside the 2005 Plan or 2015 Plan equity grants.

(c)	Consists of shares of Pinnacle common stock credited to directors’ deferred compensation accounts to be issued pursuant to the Directors Plan, described under “Director Compensation—Amended and Restated Directors Deferred Compensation Plan” above. All such shares are fully vested and payable upon cessation of service as a director.

(d)	Consists of:

●

200,000 shares of Pinnacle common stock subject to options granted to Carlos Ruisanchez in 2008 and 650,000 shares of Pinnacle common stock subject to options granted to Anthony M. Sanfilippo in 2010. The options granted to Messrs. Ruisanchez and Sanfilippo were granted as an inducement to employment. The exercise price of the options granted to Mr. Ruisanchez is $11.35 and the options vested over a four-year period. The options expire on August 1, 2018, subject to certain termination events as governed by award agreement for the options and Mr. Ruisanchez’s employment agreement. The exercise price of the options granted to Mr. Sanfilippo is $8.64, and the options vested over a five-year period as of March 14, 2015. The options expire on March 14, 2020, subject to certain termination events as governed by the award agreement for the options and Mr. Sanfilippo’s employment agreement.

●	328,300 shares of Pinnacle common stock issuable upon the exercise of options and 65,000 shares of Pinnacle common stock issuable upon the vesting of restricted stock units granted to certain employees of Ameristar. The options and restricted stock units were granted on August 13, 2013 as an inducement to employment. The options have an exercise price of $21.96, vest over four years and expire on August 13, 2020, subject to certain termination events as governed by the grant of options and restricted stock units and the employment agreements with the employees, if any. The restricted stock units vest over four years.

PNK Entertainment, Inc. 2016 Equity and Performance Incentive Plan

In connection with the distribution, OpCo expects to adopt the PNK Entertainment, Inc. 2016 Equity and Performance Incentive Plan (the “2016 Plan”). The 2016 Plan will become effective as of the distribution Date, subject to the occurrence of the distribution. The following is a summary of the expected material terms of the 2016 Plan which OpCo expects to adopt in connection with the distribution.

Purpose of the 2016 Plan

The purpose of the 2016 Plan is to assist OpCo and its affiliates in attracting and retaining selected individuals to serve as directors, employees, consultants and/or advisors of OpCo who are expected to contribute to OpCo’s success and to achieve long-term objectives which will inure to the benefit of all stockholders of OpCo through the additional incentives inherent in the awards under the 2016 Plan. The 2016 Plan will also provide for the assumption of awards pursuant to the adjustment of awards granted under the current equity incentive plans of Pinnacle as described above under “Treatment of Pinnacle Long-Term Incentive Compensation.”

Administration

The 2016 Plan will be administered by OpCo’s Compensation Committee. OpCo’s Compensation Committee will have broad discretion and power in interpreting and operating the 2016 Plan and will have authority to determine recipients; timing; type of award; number of shares; and terms, conditions, restrictions and performance goals relating to any award. To the extent permitted by applicable law, OpCo’s Compensation Committee may delegate to one or more directors or officers the authority to grant awards to employees or officers who are not directors, “covered employees” whose compensation is subject to the limits of Section 162(m) of the Code, or officers subject to the short-swing rules of Section 16 of the Exchange Act.

Eligibility and Limitation on Awards

All employees (including officers), directors, and consultants of OpCo or any of its subsidiaries are eligible for selection to receive awards under the 2016 Plan, subject to the following restrictions.

No individual may be granted awards during any 12-month period that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code with respect to more than 1,000,000 shares per award or, if valued by reference to cash or property other than shares, the maximum amount payable with respect to each award granted in any 12-month period will be $10,000,000. The maximum amount of cash dividends or dividend equivalents payable pursuant to awards to any individual in any 12-month period will not exceed $3,000,000. No non-employee director may be granted any combination of awards during any 12-month period (i) which have an aggregate fair market value as of the date of grant that exceeds $250,000 or (ii) with respect to more than 100,000 Shares.

Awards Under the 2016 Plan

Awards under the 2016 Plan may include stock options (including ISOs and nonqualified stock options (“NSOs”)), stock appreciation rights payable in cash or shares (“SARs”), restricted stock, other stock unit awards, converted Pinnacle awards (“Conversion Awards”), performance awards and dividend equivalents.

Stock Options/SARs. OpCo’s Compensation Committee may grant ISOs, NSOs and SARs to a participant. The exercise or base price for stock options or SARs may not be less than the fair market value of the underlying common stock on the date such stock options or SARs are granted, and the exercise period may not exceed ten years from the date of grant. Notwithstanding the foregoing, if an ISO is granted to a 10% stockholder of OpCo or its subsidiaries, then the purchase price of an ISO will not be less than 110% of the fair market value of such shares on the date of grant and the ISO will expire within five years from the date of grant.

Restricted Stock. OpCo’s Compensation Committee may grant awards of restricted stock to participants. Restricted stock will be shares granted to a participant that are subject to vesting restrictions based on continued employment or attainment of performance goals.

Other Stock Unit Awards. OpCo’s Compensation Committee may grant other stock unit awards, which are awards valued in whole or part by reference to, or otherwise based on, shares. Other stock unit awards will be subject to such conditions and restrictions as may be determined by OpCo’s Compensation Committee, and may be payable in the form of cash or shares.

Conversion Awards. OpCo is authorized to issue awards in connection with the equitable adjustment by Pinnacle of long-term incentive awards previously granted by Pinnacle (“Conversion Awards”). In accordance with a formula for the conversion of Pinnacle’s long-term incentive awards, as determined by Pinnacle in a manner consistent with the terms of the Employee Matters Agreement, OpCo’s Compensation Committee will determine the number of shares of OpCo common stock subject to a Conversion Award, the exercise price of Conversion Awards that are stock options, and the other terms and conditions of each Conversion Award.

Performance Awards. OpCo’s Compensation Committee may also grant performance share awards and performance unit awards. Performance share awards are awards with a value determined by reference to a designated number of shares of common stock that are earned based on the achievement of performance goals established by OpCo’s Compensation Committee. Performance unit awards are awards with a value determined by reference to a designated amount of property (including cash) other than shares of OpCo common Stock that are earned based on the achievement of performance goals established by our Compensation Committee. Performance awards maybe paid in cash or property, including shares of OpCo common stock, or any combination thereof.

Dividend Equivalents. OpCo’s Compensation Committee may provide for the payment of dividend equivalents with respect to awards other than stock options and SARs.

Shares Subject to the 2016 Plan

The total number of shares of OpCo common stock authorized for issuance under the 2016 Plan is expected to be 7,500,000 plus the number of shares common stock subject to the issuance of Conversion Awards. Any shares that are subject to awards under the 2016 Plan (including options and SARs) will be counted against this limit as one share for every share granted. The maximum aggregate number of shares which may be subject to a stock option intended to qualify as an ISO is 1,000,000 shares. The aggregate number of shares available under the 2016 Plan and the number of shares subject to outstanding stock options will be increased or decreased to reflect any changes in the outstanding common stock of OpCo by reason of any recapitalization, spinoff, reorganization, reclassification, stock dividend, stock split, reverse stock split, or similar transaction.

If an award (including with regard to Conversation Awards) under the 2016 Plan is forfeited, expires or is cancelled without issuance of shares, or an award (including with regard to Conversion Awards) is settled for cash or otherwise does not result in the issuance of all or a portion of the shares subject to such award, the shares will, to the extent of such forfeiture, expiration, termination, cash settlement or non-issuance, again be available for awards under the 2016 Plan.

Shares that are exchanged by a participant or withheld as full or partial payment in connection with any awards, as well as shares of stock exchanged by a participant or withheld to satisfy the tax withholding obligations under the 2016 Plan, will not be available for subsequent awards.

Termination of Employment; Death or Disability

If a participant ceases to be employed by us or any of OpCo’s subsidiaries for any reason other than termination for cause, death or permanent disability, the participant’s stock options that were vested and exercisable will remain exercisable until the end of the original term or for a maximum period of 90 days after the termination of employment, whichever is earlier (unless otherwise determined by OpCo’s Compensation Committee in an individual stock option agreement or otherwise). If a participant dies or becomes permanently disabled, the participant’s vested and unvested stock options will be exercisable for the remainder of their original term or for 36 months after the date of death or permanent disability, whichever is earlier (unless otherwise determined by OpCo’s Compensation Committee in an individual award agreement or otherwise). After a participant’s death, stock options may be exercised by the person or persons to whom the participant’s rights pass by will or the laws of descent and distribution. Unless OpCo’s Compensation Committee determines otherwise in its discretion, similar rules will apply to SARs. The treatment of each award of restricted stock, other stock unit award, or performance award on the termination of employment, death, or disability of the participant will be determined by the Committee in its discretion. If a participant’s employment is terminated for cause, all of his awards may be immediately terminated and canceled, in OpCo’s Compensation Committee’s discretion.

Change of Control

In the event of a change of control, except as may otherwise be agreed upon by the parties to the change of control, upon a participant’s termination of employment by the participant’s employer without cause, or by the participant for good reason, within such period following the change of control as may be determined by OpCo’s Compensation Committee, then (a) options and SARs (including any such award that is a Conversion Award) will vest and become fully exercisable, (b) restrictions on restricted stock awards (including any such award that is a Conversion Award) will lapse and such awards will become fully vested (and, in the case of other stock unit awards (including any such award that is a Conversion Award) payable in cash, will be fully paid), (c) performance awards and any other awards with vesting or other provisions tied to achievement of performance goals (including any such award that is a Conversion Award) will be considered to be vested (and, as applicable, will be earned and paid) at their target levels (if the awards do not specify a “target” amount, the amount that vests (and, as applicable, the amount earned and paid) will be determined by OpCo’s Compensation Committee in its sole discretion before the change of control), (d) restrictions and deferral limitations and other conditions applicable to any other stock unit awards or any other awards (including any such awards that are Conversion Awards) will lapse, and such other stock unit awards or such other awards will become free of all restrictions, limitations or conditions and become fully vested and transferable, and (e) such other additional benefits, changes or adjustments as our Compensation Committee deems appropriate and fair will apply, subject in each case to any terms and conditions contained in the award agreement evidencing such award.

OpCo’s Compensation Committee, in its discretion, may, before the date of a change of control, determine that, upon the occurrence of the change of control (i) each stock option and SAR (including any such award that is a Conversion Award) will remain exercisable for only a limited period of time determined by OpCo’s Compensation Committee (provided that they remain exercisable for at least 30 days after notice of such action is given to the participants), or (ii) each stock option and SAR (including any such award that is a Conversion Award) outstanding will terminate within a specified number of days after notice to the participant, and such participant will receive, with respect to each share subject to such stock option or SAR, an amount equal to the excess, if any, of the per-share consideration over the exercise price per share of such stock option and/or SAR; such amount to be payable in cash, in one or more kinds of stock or property (including the stock or property, if any, payable in the transaction) or in a combination thereof, as OpCo’s Compensation Committee, in its discretion, will determine. Notwithstanding the foregoing, (i) OpCo’s Compensation Committee will take no action that would subject any participant to a penalty tax under Section 409A of the Code and (ii) to the extent an award constitutes deferred compensation under Section 409A of the Code, then to the extent required to avoid additional tax under Section 409A of the Code with respect to such award, such award will vest at the time provided above (provided such accelerated vesting will not result in additional tax under Section 409A of the Code), but settlement, distribution or payment of such award, as the case may be, will not be accelerated.

Notwithstanding the foregoing, where a successor company does not agree to assume or substitute for an award or the awards will otherwise not remain outstanding after the change of control, then the outstanding awards will vest in accordance with the preceding paragraphs to the same extent as if the holder’s employment had been terminated without cause as of the date of the change of control. An award will be considered assumed or substituted for if following the change of control the award confers the right to purchase or receive, for each share subject to the award immediately prior to the change of control, the consideration (whether stock, cash or other securities or property) received in the transaction constituting a change of control by holders of shares for each share held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares). If such consideration received in the transaction constituting a change of control is not solely common stock of the successor company, OpCo’s Compensation Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of an award, for each share subject thereto, will be solely common stock of the successor company substantially equal in fair market value to the per share consideration received by holders of shares in the transaction constituting a change of control. The determination of such substantial equality of value of consideration will be made by OpCo’s Compensation Committee before the change of control in its sole discretion and its determination will be conclusive and binding. Any assumption or substitution of an ISO will be made in a manner that will not be considered a “modification” under the provisions of Section 424(h)(3) of the Code.

Performance Goals

The performance goals applicable to awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code must be based on the attainment of specified levels of or growth of one or any combination of the following factors, or an objective formula determined at the time of the award that is based on modified or unmodified calculations of one or any combination of the following factors: net sales; pretax income before or after allocation of corporate overhead and bonus; earnings per share; net income; division, group or corporate financial goals; return on stockholders’ equity; return on assets; attainment of strategic and operational initiatives; total stockholder return; appreciation in and/or maintenance of the price of the shares or any other publicly-traded securities of OpCo; market share; gross profits; earnings before taxes; earnings before interest and taxes; EBITDA; an adjusted formula of EBITDA determined by OpCo’s Compensation Committee; economic value-added models; comparisons with various stock market indices; reductions in costs, and/or return on invested capital of OpCo or any affiliate, division or business unit of OpCo or an affiliate. Such performance goals also may be based solely by reference to OpCo’s performance or the performance of an affiliate, division or business unit of OpCo or an affiliate, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. Unless OpCo’s Compensation Committee specifies otherwise when it sets performance goals for an award, objective adjustments will be made to any of the foregoing measures for the write-off of debt issuance costs, pre-opening and development costs, gain or loss from asset dispositions, asset or other impairment charges, litigation settlement costs, and other non-routine items that may occur during the performance period. Also, unless OpCo’s Compensation Committee determines otherwise in setting the performance goals for an award, to the extent consistent with the requirements of Section 162(m) of the Code, such performance goals will be applied by excluding the impact of (i) restructurings, discontinued operations and charges for unusual or infrequently occurring items, (ii) an event either not directly related to the operations of OpCo or not within the reasonable control of OpCo’s management, or (iii) a change in accounting standards required by generally accepted accounting principles.

General Provisions

No Discretionary Authority to Accelerate Vesting of Awards. Except in the case of a change of control or a termination of a participant’s employment due to the participant’s death or disability, OpCo’s Compensation Committee does not have the authority to vest an award on an accelerated, discretionary basis.

Minimum Vesting. Except as may be provided upon a change of control, awards under the 2016 Plan will contain vesting schedules that provide for vesting to occur no sooner than one year after the date the award is granted.

Amendment and Termination

The OpCo Board may amend, alter or discontinue the 2016 Plan at any time, subject to any requirement under applicable law to obtain stockholder approval of the amendment, and provided that the OpCo Board may not amend the 2016 Plan to permit the repricing of stock options or SARs without first obtaining stockholder approval. No amendment of the 2016 Plan will amend or impair any rights or obligations under any award theretofore granted under the 2016 Plan without the written consent of the holder of the affected award. Unless earlier terminated by the OpCo Board, the 2016 Plan will terminate on the tenth anniversary of the date the 2016 Plan is approved. The 2016 Plan will remain in effect with respect to outstanding awards until the awards cease to be outstanding.

Treatment of Pinnacle Long-Term Incentive Compensation

The Employee Matters Agreement will provide for, following the distribution, the conversion of all outstanding awards granted under Pinnacle’s long term incentive compensation plans (whether held by Pinnacle employees or other participants) into adjusted Pinnacle awards and OpCo awards. The material terms of the conversion are described below.

Options

Options Granted On or Prior to July 16, 2015

At the time of distribution, each Pinnacle stock option (including any Pinnacle stock option held by an executive officer or non-employee director), whether vested or unvested, that was granted on or prior to July 16, 2015 and that is outstanding immediately prior to the time of distribution will be converted into two separate stock option awards, an adjusted Pinnacle stock option (an “Adjusted Pinnacle Option”) and an OpCo stock option (an “OpCo Option”).

The number of shares of Pinnacle common stock subject to each Adjusted Pinnacle Option will be equal to the number of shares of Pinnacle common stock underlying the Pinnacle stock option immediately prior to the time of distribution. The per share exercise price of each Adjusted Pinnacle Option will be equal to the product (rounded up to the nearest whole cent) of (i) the per share exercise price of the Pinnacle stock option prior to the time of distribution multiplied by (ii) a fraction, the numerator of which will be the per share closing trading price of Pinnacle common stock, as traded on an ex-distribution basis on the last trading day immediately preceding the time of distribution (the “Opening Pinnacle Stock Price”), and the denominator of which will be the per share closing trading price of Pinnacle common stock trading on the “regular way” basis on the last trading day immediately preceding the time of distribution (the “Closing Pinnacle Stock Price”).

The number of shares of OpCo common stock subject to each OpCo Option will be equal to the number of shares of Pinnacle common stock subject to the Pinnacle stock option immediately prior to the time of distribution multiplied by the distribution ratio and rounded down to the nearest whole share. The per share exercise price of each OpCo Option will be equal to the product (rounded up to the nearest whole cent) of (i) the per share exercise price of the Pinnacle stock option immediately prior to the time of distribution multiplied by (ii) a fraction, the numerator of which will be the per share closing “when-issued” trading price of OpCo common stock on the last trading day immediately preceding the time of distribution (the “Opening OpCo Stock Price”) and the denominator of which will be the Closing Pinnacle Stock Price, the product of which will be rounded up to the nearest whole cent.

Upon completion of the merger, each Adjusted Pinnacle Option (including any Adjusted Pinnacle Option held by an executive officer or non-employee director), whether vested or unvested, that is outstanding immediately prior to the completion of the merger will become fully vested and will be cancelled and converted into the right to receive a number of shares of GLPI common stock (rounded down to the nearest whole share) having an aggregate value equal to the intrinsic value of the Adjusted Pinnacle Option. Following the distribution, each OpCo Option will continue to vest based on continued service with OpCo and on the same terms and conditions as was applicable to such Pinnacle stock option immediately prior to the distribution.

Options Granted After July 16, 2015

At the time of distribution, each Pinnacle stock option (including any Pinnacle stock option held by an executive officer or non-employee director) that is outstanding and was granted after July 16, 2015 (an “Exempt Option”) will be converted into an adjusted OpCo Option (an “Adjusted OpCo Option”) on the same terms and conditions as were applicable to each such Exempt Option immediately prior to the time of distribution. The number of shares of OpCo common stock subject to each Adjusted OpCo Option will be equal to the product (rounded down to the nearest whole share) of (i) the number of shares of Pinnacle common stock subject to the Exempt Option multiplied by (ii) a fraction, the numerator of which will be the Closing Pinnacle Stock Price and the denominator of which will be the Opening OpCo Stock Price. The per share exercise price of each Adjusted OpCo Option will be equal to the product (rounded up to the nearest whole cent) of (i) the per share exercise price of the Exempt Option immediately prior to the time of distribution multiplied by (ii) a fraction, the numerator of which will be the Opening OpCo Stock Price and the denominator of which will be the Closing Pinnacle Stock Price.

Restricted Stock Units

Restricted Stock Units Granted On or Prior to July 16, 2015

At the time of distribution, the holder of each Pinnacle restricted stock unit (including any Pinnacle restricted stock unit held by an executive officer or non-employee director) (including each phantom stock unit, restricted stock unit, other stock unit, performance share, director other stock unit, deferred share and any other similar instrument) granted on or prior to July 16, 2015 (an “Adjusted Pinnacle RSU”), will receive one OpCo restricted stock unit award (an “OpCo RSU”).

Upon completion of the merger, each Adjusted Pinnacle RSU (including any Adjusted Pinnacle RSU held by an executive officer or non-employee director), whether vested or unvested, that is outstanding immediately prior to the completion of the merger will become fully vested (with any performance-based vesting requirements deemed to be satisfied at the target level of performance) and will be cancelled and converted into the right to receive, in respect of each share of Pinnacle common stock underlying such Adjusted Pinnacle RSU, the number of shares of GLPI common stock (rounded to the nearest whole share) equal to the exchange ratio. Following the distribution, each OpCo RSU will continue to vest based on continued service with OpCo and on the same terms and conditions as was applicable to such Pinnacle restricted stock unit award immediately prior to the distribution.

Restricted Stock Units Granted After July 16, 2015

At the time of distribution, each Pinnacle restricted stock unit (including any Pinnacle restricted stock unit held by an executive officer or non-employee director) (including each phantom stock unit award, restricted stock unit award, other stock unit award, performance share grant, director other stock unit award, deferred share and any other similar instrument) that is outstanding and was granted after July 16, 2015 (an “Exempt RSU”) will be converted into an adjusted OpCo restricted stock unit (an “Adjusted OpCo RSU”) on the same terms and conditions as were applicable to each such Exempt RSU prior to the time of distribution. The number of shares of OpCo common stock subject to each Adjusted OpCo RSU will be equal to the product (rounded to the nearest whole share) of (i) the number of shares of Pinnacle common stock subject to the Exempt RSU multiplied by (ii) a fraction, the numerator of which will be the Closing Pinnacle Stock Price and the denominator of which will be the Opening OpCo Stock Price.

Performance Units

Performance Units Granted On or Prior to July 16, 2015

At the time of distribution, each Pinnacle cash performance unit (including any Pinnacle cash performance unit held by an executive officer), whether vested or unvested, that was granted on or prior to July 16, 2015, and that is outstanding immediately prior to the time of distribution will be converted into two separate cash performance unit awards, an adjusted Pinnacle cash performance unit (an “Adjusted Pinnacle PUA”) and an OpCo performance unit (an “OpCo Performance Unit”), based on the relative equity value of Pinnacle and OpCo.

The number of Pinnacle cash performance units subject to each Adjusted Pinnacle PUA (rounded to the nearest whole dollar) will be equal to the number of Pinnacle cash performance units outstanding immediately prior to the time of distribution multiplied by a fraction, the numerator of which will be the Opening Pinnacle Stock Price and the denominator of which will be the Closing Pinnacle Stock Price.

The number of OpCo cash performance units subject to each OpCo Performance Unit will be equal to the number of Pinnacle cash performance units subject to the corresponding Pinnacle cash performance unit award outstanding immediately prior to the time of distribution minus the number of Pinnacle cash performance units subject to the corresponding Adjusted Pinnacle PUA.

Under the terms of the merger agreement, upon completion of the merger, each Adjusted Pinnacle PUA (including any Adjusted Pinnacle PUA held by an executive officer), whether vested or unvested, that is outstanding immediately prior to the completion of the merger will become fully vested (with any performance-based vesting requirements deemed to be satisfied at the target level of performance) and will be cancelled and converted into the right to receive the number of shares of GLPI common stock (rounded to the nearest whole share) equal to the aggregate dollar value of the Adjusted Pinnacle PUA divided by the value of GLPI common stock at the time of the closing. Following the distribution, each OpCo Performance Unit will continue to vest based on continued service with OpCo and on the same terms and conditions as was applicable to such Pinnacle cash performance unit award immediately prior to the distribution.

Performance Units Granted After July 16, 2015

At the time of distribution, each Pinnacle cash performance unit (including any Pinnacle cash performance unit held by an executive officer or non-employee director), whether vested or unvested, that was granted after July 16, 2015 (an “Exempt PUA”) will be converted into an OpCo cash performance unit (an “OpCo PUA”), having the same value as the corresponding Pinnacle cash performance unit, on the same terms and conditions regarding term, vesting (as may be equitably adjusted) and other provisions as were applicable to each such Exempt PUA prior to the time of distribution.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date hereof, all of the outstanding shares of our common stock are owned by Pinnacle. After the distribution, Pinnacle will own none of our common stock. The following table provides information with respect to the expected beneficial ownership of our common stock by (i) each of our stockholders who we believe will be a beneficial owner of more than 5% of our outstanding common stock, (ii) each director, (iii) each executive officer (as defined in the SEC rules) and (iv) all of our executive officers and directors as a group. In each instance, except as otherwise indicated, information as to the number of shares owned and the nature of ownership has been provided by the individuals or entities identified or described and is not within the direct knowledge of OpCo. We based the share amounts on each person’s beneficial ownership of Pinnacle common stock as of March 14, 2016 (“Date of Determination”), unless we indicate some other basis for the share amounts, and assuming a distribution ratio of one share of our common stock for each share of Pinnacle common stock.

To the extent our directors and officers own Pinnacle common stock at the time of the separation, they will participate in the distribution on the same terms as other holders of Pinnacle common stock. For a description of the equitable adjustments expected to be made to Pinnacle stock-based awards, see “Executive Compensation — Treatment of Outstanding Awards in Connection with the Distribution.”

Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. Following the distribution, we will have outstanding an aggregate of approximately 61,074,913 shares of common stock based upon approximately 61,074,913 shares of Pinnacle common stock outstanding on March 14, 2016, excluding treasury shares and assuming no exercise of Pinnacle options, and applying the distribution ratio of one share of our common stock for each share of Pinnacle common stock held as of the record date.

Name of Beneficial Owner	Shares Beneficially Owned		Percent of Shares Outstanding (a)
HG Vora Special Opportunities Master Fund, Ltd.	5,800,000	(b)	9.5%
The Vanguard Group, Inc.	5,595,496	(c)	9.16%
BlackRock, Inc.	4,509,393	(d)	7.38%
Baron Capital Group, Inc.	4,125,379	(e)	6.76%
Prudential Financial, Inc.	3,223,678	(f)	5.28%
Anthony M. Sanfilippo	1,624,417	(g)	2.66%
Stephen C. Comer	137,033	(h)	*
John A. Godfrey	377,943	(i)	*
Richard J. Goeglein	13,909	(j)	*
Bruce A. Leslie	267,678	(k)	*
James L. Martineau	174,741	(l)	*
Desirée Rogers	39,922	(m)	*
Carlos A. Ruisanchez	720,677	(n)	1.18%
Virginia E. Shanks	264,403	(o)	*
Jaynie Miller Studenmund	49,922	(p)	*
Troy A. Stremming	29,456	(q)	*
Neil E. Walkoff	171,760	(r)	*
Charles L. Atwood	0	(s)	*
Directors and executive officers as a group (13 persons)	3,871,861		6.34%

*	Less than one percent (1%) of the outstanding common shares.

(a)	Assumes exercise of stock options, exercisable on the Date of Determination or within 60 days thereof, and assumes the issuance of shares of Pinnacle Common Stock that underlie restricted stock units that have vested on the Date of Determination (but the issuance of the underlying shares of Pinnacle Common Stock have been deferred) or restricted stock units that vest within 60 days thereof, beneficially owned by the named individuals into shares of Pinnacle Common Stock. Based on 61,074,913 shares of Pinnacle Common Stock outstanding as of the Date of Determination.

(b)	Based solely on information contained in an amended Schedule 13G filed with the SEC on February 16, 2016, by HG Vora Special Opportunities Master Fund, Ltd. (“Vora Fund”), HG Vora Capital Management, LLC (“HG Vora”) and Parag Vora (collectively, Vora Fund, HG Vora and Mr. Vora are referred to as “Vora”). As of December 31, 2015, Vora reported beneficially owning and having shared voting power and shared dispositive power over 5,800,000 shares of Pinnacle Common Stock. The address of Vora Fund is Queensgate House, South Church Street, Grand Cayman, KY1-1108, Cayman Islands, and the address of HG Vora and Mr. Vora is 330 Madison Avenue, 23rd Floor, New York, NY 10017.

(c)	Based solely on information contained in an amended Schedule 13G filed with the SEC on February 11, 2016, by The Vanguard Group, Inc., an investment adviser (“Vanguard”). As of December 31, 2015, Vanguard reported beneficially owning 5,595,496 shares of Pinnacle Common Stock. Pursuant to the amended Schedule 13G, Vanguard reported having sole voting power over 133,340 shares of Pinnacle Common Stock, shared voting power over 3,400 shares of Pinnacle Common Stock, sole dispositive power over 5,462,256 shares of Pinnacle Common Stock and shared dispositive power over 133,240 shares of Pinnacle Common Stock. The address of Vanguard is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(d)	Based solely on information contained in an amended Schedule 13G filed with the SEC on January 27, 2016, by BlackRock, Inc., a parent holding company or control person (“BlackRock”). As of December 31, 2015, BlackRock reported beneficially owning 4,509,393 shares of Pinnacle Common Stock. Pursuant to the amended Schedule 13G, BlackRock reported having sole voting power over 4,389,670 shares of Pinnacle Common Stock and sole dispositive power over 4,509,393 shares of Pinnacle Common Stock. The address of BlackRock is 55 East 52nd Street, New York, New York 10022.

(e)	Based solely on information contained in an amended Schedule 13G filed with the SEC on February 16, 2016, by Baron Capital Group, Inc. (“Baron Capital Group”), a parent holding company, BAMCO Inc., an investment adviser (“BAMCO”), Baron Capital Management, Inc., an investment adviser (“Baron Management”) and Ronald Baron (collectively, Baron Capital Group, BAMCO, Baron Management and Mr. Baron are referred to as “Baron Capital”). As of December 31, 2015, Baron Capital Group and Mr. Baron reported beneficially owning and having shared dispositive power over 4,125,379 shares of Pinnacle Common Stock and having shared voting power over 3,531,688 shares of Pinnacle Common Stock. As of December 31, 2015, BAMCO reported beneficially owning and having shared dispositive power over 3,716,187 shares of Pinnacle Common Stock and having shared voting power over 3,122,496 shares of Pinnacle Common Stock. As of December 31, 2015, Baron Management reported beneficially owning and having shared voting power and shared dispositive power over 409,192 shares of Pinnacle Common Stock. The address of Baron Capital is 767 Fifth Avenue, 49th Floor, New York, New York 10153.

(f)	Based solely on information contained in an amended Schedule 13G filed with the SEC on February 12, 2016 by Prudential Financial, Inc., a parent holding company, and its investment adviser and broker dealer affiliates (collectively, “Prudential”). As of December 31, 2015, Prudential reported beneficially owning 3,223,678 shares of Pinnacle Common Stock. Pursuant to the amended Schedule 13G, Prudential has sole voting power over 282,979 shares of Pinnacle Common Stock, shared voting power over 2,679,386 shares of Pinnacle Common Stock, sole dispositive power over 282,979 shares of Pinnacle Common Stock and shared dispositive power over 2,940,699 shares of Pinnacle Common Stock. The address of Prudential is 751 Broad Street, Newark, New Jersey 07102.

(g)	Includes 880,373 shares of Pinnacle Common Stock which are subject to options that are currently exercisable by Mr. Sanfilippo, 13,338 restricted stock units that have vested as of the Date of Determination, and 1,392 shares of Pinnacle Common Stock are held indirectly by Mr. Sanfilippo in Pinnacle’s 401(k) plan. Also includes 686,214 shares of Pinnacle Common Stock that are beneficially owned by Mr. Sanfilippo which are held indirectly by the Sanfilippo Family Trust and 3,000 shares of Pinnacle Common Stock beneficially owned by Mr. Sanfilippo that are held indirectly by his daughters.

(h)	Includes 69,000 shares of Pinnacle Common Stock which are subject to options that are currently exercisable by Mr. Comer, 30,422 restricted stock units that have vested as of the Date of Determination, 29,202 shares of Pinnacle Common Stock credited to Mr. Comer’s deferred compensation account under the Directors Plan and 1,409 phantom stock units beneficially owned by Mr. Comer. Also includes 7,000 shares of Pinnacle Common Stock beneficially owned by Mr. Comer that are held indirectly by the Comer Family Trust.

(i)	Includes 240,485 shares of Pinnacle Common Stock which are subject to options that are currently exercisable by Mr. Godfrey and 4,996 shares of Pinnacle Common Stock which are subject to restricted stock units that vested as of the Date of Determination.

(j)	Includes 13,909 shares of Pinnacle Common Stock beneficially owned by Mr. Goeglein that are held indirectly by the Goeglein Family Trust. Mr. Goeglein’s term as a director ended on May 19, 2015.

(k)	Includes 84,000 shares of Pinnacle Common Stock which are subject to options that are currently exercisable by Mr. Leslie, 30,922 restricted stock units that have vested as of the Date of Determination and 92,347 shares of Pinnacle Common Stock credited to Mr. Leslie’s deferred compensation account under the Directors Plan. Also includes 1,409 phantom stock units owned by Mr. Leslie.

(l)	Includes 84,000 shares of Pinnacle Common Stock which are subject to options that are currently exercisable by Mr. Martineau, 33,422 restricted stock units that have vested as of the Date of Determination and 12,119 shares of Pinnacle Common Stock credited to Mr. Martineau’s deferred compensation account under the Directors Plan and includes 1,409 phantom stock units beneficially owned by Mr. Martineau. Also includes 4,166 shares of Pinnacle Common Stock beneficially owned by Mr. Martineau that are held indirectly by his spouse and 2,025 shares of Pinnacle Common Stock beneficially owned by Mr. Martineau that are held indirectly by his spouse’s individual retirement account.

(m)	Includes 20,000 shares of Pinnacle Common Stock which are subject to options that are currently exercisable by Ms. Rogers and 19,922 restricted stock units that have vested as of the Date of Determination.

(n)	Includes 567,267 shares of Pinnacle Common Stock which are subject to options that are currently exercisable by Mr. Ruisanchez and 7,111 restricted stock units that have vested as of the Date of Determination. Also includes 146,299 shares of Pinnacle Common Stock beneficially owned by Mr. Ruisanchez that are held indirectly by the Ruisanchez Family Trust.

(o)	Includes 173,826 shares of Pinnacle Common Stock which are subject to options that are currently exercisable by Ms. Shanks and 5,396 restricted stock units that have vested as of the Date of Determination. Also includes 85,181 shares of Pinnacle Common Stock beneficially owned by Ms. Shanks that are held indirectly by the Shanks Family Trust.

(p)	Includes 20,000 shares of Pinnacle Common Stock which are subject to options that are currently exercisable by Ms. Studenmund and 19,922 restricted units that vested as of the Date of Determination.

(q)	Includes 19,872 shares of Pinnacle Common Stock which are subject to options that are currently exercisable by Mr. Stremming.

(r)	Includes 127,485 shares of Pinnacle Common Stock which are subject to options that are currently exercisable by Mr. Walkoff and 4,758 restricted units that vested as of the Date of Determination.

(s)	Mr. Atwood was elected as a director of Pinnacle on March 12, 2015.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Distribution from Pinnacle

The distribution will be accomplished by Pinnacle distributing all of its shares of our common stock to holders of Pinnacle common stock entitled to such distribution, as described in “The Separation” section included elsewhere in this information statement. Completion of the distribution will be subject to satisfaction of the conditions to the separation and distribution described below under “Agreements with PropCo”.

Related Party Transactions

Our Audit Committee charter will require that the Audit Committee review on an ongoing basis and approve or disapprove all related party transactions that are required to be disclosed by Item 404 of Regulation S-K. Our General Counsel will review all relationships and transactions reported to him in which we and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest.

Agreements with PropCo

Before our separation from Pinnacle, we will enter into a Separation and Distribution Agreement and other agreements with PropCo to effect the separation and provide a framework for our relationship with PropCo and GLPI after the separation and the merger. These agreements will govern the relationships between OpCo and GLPI subsequent to the completion of the separation plan and the merger and provide for the allocation between OpCo and PropCo (and after the completion of the merger, GLPI) of Pinnacle’s assets, liabilities and obligations attributable to periods prior to OpCo’s separation from Pinnacle. In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to our separation from Pinnacle and the distribution of our shares of common stock to Pinnacle stockholders), these agreements include the Master Lease and the Employee Matters Agreement. We have also entered into a Tax Matters Agreement with Pinnacle and GLPI that generally governs the parties’ respective rights and obligations after the separation and the merger with respect to certain tax matters. Though these agreements will be related-party agreements at the time such agreements are entered into, such agreements were negotiated with GLPI on an arm’s length basis and may not be modified without GLPI’s prior written consent.

The principal agreements described below are filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and the summaries of each of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.

The terms of the agreements described below that will be in effect following our separation have not yet been finalized; changes, some of which may be material, may be made prior to our separation from Pinnacle.

Separation and Distribution Agreement

The Separation and Distribution Agreement, which will be entered into at or prior to the distribution and the closing of the merger, identifies assets to be transferred, liabilities to be assumed and contracts to be assigned to or retained by PropCo as part of the separation of Pinnacle’s real property assets (except the Belterra Park property and excess land at certain locations) from its operations, which will be retained by or transferred to us, and it will provide for when and how these transfers, assumptions and assignments will occur.

Distribution

The Separation and Distribution Agreement will provide that each holder of Pinnacle common stock will receive a pro rata distribution of such number of shares of OpCo common stock as shall be determined by the Pinnacle’s Board for every one Pinnacle common share so held. Pursuant to the distribution, each holder of Pinnacle common stock will receive one share of our common stock for each share of Pinnacle common stock held as of the record date. Following the distribution, Pinnacle’s stockholders will collectively hold 100% of the issued and outstanding shares of OpCo.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement will identify the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to OpCo and to PropCo as part of the separation, and it will provide for when and how these transfers, assumptions and assignments will occur. In particular, the Separation and Distribution Agreement will provide, among other things, that, subject to the terms and conditions contained therein:

●	certain assets will be transferred to or retained by PropCo, including (i) all of PropCo’s leased and real property assets, other than Belterra Park and certain other real property assets (the “PropCo business”), (ii) all permits or authorizations necessary to operate the PropCo business, (iii) all issued and outstanding capital stock of, or other equity interests in, the entities which will be transferred with, or retained by, PropCo, (iv) specified contracts relating to the PropCo business, (v) proceeds of the OpCo Cash Payment, subject to adjustment (described below) and (vi) certain other specified assets (collectively, the “PropCo assets”).

●	all other assets will be as of the time of the distribution, other than the PropCo assets will be transferred to or retained by OpCo.

●	certain liabilities will be assumed by or retained by PropCo specifically: (i) all liabilities to the extent relating to, arising out of or resulting from the PropCo assets or the PropCo business arising after the distribution, (ii) certain liabilities in connection with GLPI’s financing for the merger (including, for example, breakage fees or other fees, costs and expenses), (iii) environmental liabilities relating to the PropCo assets solely to the extent that the liabilities arise and the facts on which they are based occur subsequent to the distribution, (iv) the fees and expenses of PropCo relating to legal counsel, investment bankers and other advisors as well as certain fees, expenses and costs associated with third party consents and PropCo’s financing (the “PropCo transaction expenses”) up to and including $32,000,000 if the distribution and merger are completed on or prior to March 31, 2016, or up to $25,000,000 if the distribution and merger are completed after March 31, 2016, (v) the accrued and unpaid interest with respect to PropCo’s existing debt (which will serve as an adjustment to the OpCo Cash Payment, as described below) and (vi) certain other specified liabilities, which will not include any liabilities that are governed by the tax matters agreement or employees matters agreement (collectively, the “PropCo liabilities).

●	all of other liabilities as of the time of the distribution, other than the PropCo liabilities, will be assumed by or retained by OpCo.

OpCo Cash Payment

The Separation and Distribution Agreement will provide that at the time of distribution, OpCo will pay to PropCo the OpCo Cash Payment equal to the amount of existing Pinnacle debt at the time of the distribution, less $2.7 billion of debt assumed by GLPI, subject to certain adjustments, which will be used by PropCo to pay off a portion of Pinnacle’s existing indebtedness substantially concurrently with the consummation of the distribution and the merger. The OpCo Cash Payment is subject to the following adjustments:

●	the OpCo Cash Payment will be increased or decreased, as applicable, on a dollar-for-dollar basis by the amount that the existing indebtedness of Pinnacle at the time of the distribution is greater than or less than $3,675,000,000, respectively;

●	the OpCo Cash Payment will be reduced on a dollar-for-dollar basis by (i) the aggregate amount of Medicare taxes (ii) all Pinnacle transaction expenses up to and including either $32,000,000 if the merger is completed on or prior to March 31, 2016 or $25,000,000 if the merger is completed after March 31, 2016 and (iii) one-half of a potential fee related to third party consent;

●	the OpCo Cash Payment will be increased or decreased, as applicable, on a dollar-for-dollar basis by the amount that the accrued and unpaid interest in respect of the existing indebtedness of Pinnacle is greater than or less than the amount of such interest as of December 31, 2015; and

●	in the event the distribution and the merger have not been consummated by December 31, 2015, the OpCo Cash Payment will be increased on a dollar-for-dollar basis by certain time-based fees payable after December 31, 2015 with respect to GLPI’s financing commitments (up to a cap of $3,375,000).

We currently estimate, assuming the distribution and merger are consummated on April 28, 2016, Pinnacle transaction expenses to be approximately $45.2 million. The transaction expenses will include, among other costs, Pinnacle legal and advisor fees from third-party professional service providers, costs to obtain certain approvals and certain taxes. As noted above, GLPI will be responsible for $32 million of certain of these transaction expenses if the merger is completed on or prior to March 31, 2016 and $25 million of certain of these expenses if the merger is completed after such date (in either case reflected as a reduction to the OpCo Cash Payment). OpCo shall be responsible for any expenses above such amount. After giving effect to these reimbursements and adjustments related to expenses borne by GLPI, we currently estimate, assuming the distribution and merger are consummated on April 28, 2016, net Pinnacle transaction expenses to be approximately $17.2 million. Additionally, we currently estimate, assuming the distribution and merger are consummated on April 28, 2016, Pinnacle financing expenses to be approximately $15.9 million. The financing expenses include debt financing fees associated with obtaining commitments and funding under the Bridge Commitment Letter and Takeout Commitment Letter. After giving effect to reimbursements and adjustments related to expenses borne by GLPI, we currently estimate, assuming the distribution and merger are consummated on April 28, 2016, total net transaction and financing expenses to be approximately $33.1 million.

Assuming the distribution and merger are consummated on April 28, 2016, we estimate that the OpCo Cash Payment will be approximately $829.8 million, which will be distributed to PropCo and used to satisfy a portion of Pinnacle’s existing indebtedness (the remainder of such indebtedness will be satisfied by GLPI in connection with the Merger). The OpCo Cash Payment shall be adjusted depending on whether the accrued and unpaid interest in respect of Pinnacle’s existing indebtedness as of the time of the distribution is less than the amount of such interest as of December 31, 2015 (in which case the OpCo Cash Payment shall be decreased by such difference) or more than the amount of such interest as of December 31, 2015 (in which case the OpCo Cash Payment shall be increased by such excess). Moreover, OpCo will be responsible for half of the costs associated with certain tax adjustments with GLPI being responsible for the other half.

Conditions to the Distribution

The Separation and Distribution Agreement will provide that the distribution is subject to the satisfaction of certain conditions, specifically:

●	each of the conditions to Merger Agreement has been fulfilled or waived (other than those conditions that by their nature can only be satisfied at the closing of the merger, provided that such conditions are capable of being satisfied) and GLPI has confirmed to Pinnacle in writing that it is prepared to consummate the merger, subject only to the distribution;

●	each of the transaction documents contemplated by the Merger Agreement and the Separation and Distribution Agreement shall having been duly executed and delivered by the parties thereto;

●	the plan of reorganization to effectuate the separation having been substantially completed in accordance with the plan of reorganization;

●

the Form 10, of which this information statement is a part, filed with the SEC in connection with the separation has been declared effective by the SEC and no stop order suspending the effectiveness of the Form 10 shall be in effect, no proceedings for such purpose shall be pending before or threatened by the

SEC, and the information statement shall have been mailed to holders of Pinnacle common stock as of the record date of the distribution;

●	prior to the date of the distribution, such registration statements on Form S-8 as are necessary to register the equity awards of OpCo held by or made available to directors and employees of OpCo has been filed with the SEC;

●	all actions and filings with respect to the OpCo common stock necessary under applicable federal, state or foreign securities or “blue sky” laws and the rules and regulations thereunder having been taken and, where applicable, become effective or been accepted;

●	OpCo will have obtained an opinion from a nationally-recognized valuation or accounting firm or investment bank, as to the adequacy of surplus under the laws of the State of Delaware to effect the distribution and the OpCo Cash Payment, and as to the solvency of OpCo and PropCo after giving effect to the distribution and the OpCo Cash Payment in a form reasonably satisfactory to OpCo and Pinnacle;

●	the OpCo common stock to be delivered in the distribution has been accepted for listing on a national securities exchange, subject to compliance with applicable listing requirements; and

●	no injunction by any court or other tribunal of competent jurisdiction has been entered and continue to be in effect and no law has been adopted or be effective preventing consummation of the distribution or any of the transactions contemplated by the Merger Agreement.

Efforts

The Separation and Distribution Agreement will provide that the parties must use their reasonable best efforts following the distribution to obtain any consents, waivers, approvals, permits or authorizations to be obtained from, notices, registrations or reports to be submitted to, or other filings to be made with, any third person, including governmental entities, as soon as reasonably practicable, to the extent that the transfer or assignment of any assets, the assumption of any liability, or the distribution requires any approvals or notifications.

If and to the extent that the valid, complete and perfected transfer or assignment of any assets or assumption of any liabilities would be a violation of applicable law or require any approvals in connection with the distribution, that has not been obtained or made by the time of distribution then, the transfer or assignment of such assets or the assumption of such liabilities, will be automatically deferred until such time as all legal impediments are removed or such approvals been obtained or made. However, if such legal impediments are not removed or such approvals not obtained or made by the second anniversary of the date of distribution, then all assets and liabilities that are held by PropCo (and following the merger, GLPI) or OpCo, as the case may be, will be retained by such party indefinitely, except for certain specified real property, for which parties will continue indefinitely to work to transfer to PropCo (and following the merger, GLPI). For such period of time, the party retaining such asset or liability will, to the extent reasonably possible and permitted by applicable law, treat such asset or liability in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the party to whom such asset is to be transferred or assigned, or which will assume such liability, in order to place such party in a substantially similar position as if the asset or liability had been transferred, assigned or assumed and so that all the benefits and burdens relating to the asset or liability, as the case may be, including use, risk of loss, potential for gain, and dominion, control and command over the asset or liability, as the case may be, is to inure from and after the time of distribution to such party. However, neither party will be obligated to expend any money unless the necessary funds are advanced (or otherwise made available) by the party entitled to the asset or liability, other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which will be promptly reimbursed by such party entitled to such asset or liability. Moreover, notwithstanding the foregoing, the rent payable under the Master Lease will not be affected by the retention or transfer of any PropCo asset or liability, provided that if such asset or liability is not assigned to PropCo (and following the merger, GLPI) by the second anniversary after the distribution date, the parties will negotiate in good faith with respect to an alternative arrangement to place the parties in substantially equivalent economic circumstances with respect to the benefits and burdens of ownership of such asset as if the asset had been transferred to PropCo (and following the merger, GLPI).

In addition to the actions specifically provided for in the Separation and Distribution Agreement, except as otherwise set forth therein or in any other transaction document, both OpCo and PropCo will agree in the Separation and Distribution Agreement to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary under applicable laws, regulations and agreements to consummate and to make effective the transactions contemplated by the Separation and Distribution Agreement and the other transaction documents.

Releases

Except as otherwise provided in the Separation and Distribution Agreement or any other transaction agreements, each party will release and forever discharge the other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation of OpCo from Pinnacle. The releases will not extend to or amend obligations or liabilities under any agreements between the parties that remain in effect following the separation.

Indemnification

In addition, the Separation and Distribution Agreement will provide for mutual indemnities principally designed to place financial responsibility for the obligations and liabilities of OpCo’s business with OpCo and financial responsibility for the obligations and liabilities of the PropCo business with PropCo. In general, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and its officers, directors, employees and agents for any losses arising out of or otherwise in connection with the liabilities that each such party assumed or retained pursuant to the Separation and Distribution Agreement and the other transaction agreements.

Insurance

The Separation and Distribution Agreement will provide for the allocation between the parties of rights and obligations with respect to insurance policies.

Dispute Resolution

The Separation and Distribution Agreement will contain provisions that govern, except as otherwise provided in the master lease, the resolution of disputes, controversies or claims that may arise between OpCo and PropCo related to the spin-off. These provisions will contemplate that either OpCo or PropCo will submit the dispute, controversy or claim to binding alternative dispute resolution, subject to the provisions of the Separation and Distribution Agreement.

We and Pinnacle encourage you to read the Separation and Distribution Agreement carefully because it is the principal document governing the separation and forms a critical part of the transactions.

The Master Lease

Immediately prior to the closing of the merger, Pinnacle MLS, LLC, one of Pinnacle’s wholly owned subsidiaries, will enter into a triple-net Master Lease with PropCo. Immediately upon closing of the merger, a subsidiary of GLPI will become successor by merger to Landlord. Tenant will lease from Landlord real property assets associated with fourteen (14) of the gaming facilities used in Pinnacle’s operations (referred to previously in this information statement as the facilities). The obligations of the Tenant under the Master Lease will be guaranteed by OpCo and all subsidiaries of Tenant that will operate the facilities leased under the Master Lease, or that own a gaming license, other license or other material asset necessary to operate any portion of the facilities and certain other subsidiaries. A default by Tenant with regard to any facility will cause a default with regard to the entire portfolio.

The following description of the Master Lease does not purport to be complete but contains a summary of certain material provisions of the Master Lease.

Term and Renewals

The Master Lease will provide for the lease of land, buildings, structures and other improvements on the land (including barges and riverboats), easements and similar appurtenances to the land and improvements relating to the operation of the leased properties.

The Master Lease will provide for an initial term of ten years with no purchase option. At Tenant’s option, the Master Lease may be extended for up to five five-year renewal terms beyond the initial ten-year term, on the same terms and conditions. If Tenant elects to renew the term of the Master Lease, the renewal will be effective as to all, but not less than all, of the leased property then subject to the Master Lease.

Tenant will not have the ability to terminate its obligations under the Master Lease prior to its expiration without the Landlord’s consent. If the Master Lease is terminated prior to its expiration other than with Landlord’s consent, the Tenant may be liable for damages and incur charges such as continued payment of rent through the end of the lease term and maintenance costs for the property.

Rental Amounts and Escalators

The Master Lease is commonly known as a triple-net lease. Accordingly, in addition to rent, the Tenant will be required to pay the following: (i) all facility maintenance, (ii) all insurance required in connection with the leased properties and the business conducted on the leased properties, (iii) taxes levied on or with respect to the leased properties (other than taxes on the income of the Landlord) and (iv) all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties.

Under the Master Lease, the initial annual aggregate rent payable by Tenant will be $377 million. Tenant will make the rent payment in monthly installments. The rent will be comprised of “Base Rent” and “Percentage Rent” components which are described below.

●	Base Rent. The base rent amount will be the sum of:

●	Building Base Rent: a fixed component equal to approximately $289,056,000, subject to adjustment based on the actual revenue from the leased properties during the twelve months prior the commencement of the Master Lease, during the first year of the Master Lease, and thereafter escalated annually by 2%, subject to a cap that would cause the preceding year’s adjusted revenue to rent ratio (as it will be defined in the Master Lease) for the properties in the aggregate not to fall below 1.8:1; plus

●	Land Base Rent: an additional fixed component equal to approximately $43,972,000, subject to adjustment based on the actual revenue from the leased properties during the twelve months prior the commencement of the Master Lease.

●	Percentage Rent. A variable percentage rent component that will be calculated as follows and is expected to equal approximately $43,972,000, subject to adjustment based on the actual revenue from the leased properties during the twelve months prior the commencement of the Master Lease, during the first year of the Master Lease:

●	Fixed amount for the first two years. An adjustment will be recorded every two years to establish a new fixed amount for the next two-year period based on the average actual net revenues of Tenant from the facilities during the two-year period then ended (and calculated by multiplying 4% by the excess (if any) of (i) the average net revenues for the trailing two-year period over (ii) 50% of the trailing twelve (12) months net revenues as of the month ending immediately prior to the execution of the Master Lease).

Maintenance and Capital Improvements

The Tenant will be required to make all expenditures reasonably necessary to maintain the premises in good appearance, repair and condition. The Tenant will own and be required to maintain all personal property located at the leased properties in good repair and condition as is necessary to operate all the premises in compliance with applicable legal, insurance and licensing requirements. Without limiting the foregoing, the Tenant will be required to spend an amount equal to at least 1% of its actual net revenue each calendar year on installation or maintenance, restoration and repair of items that are capitalized in accordance with accounting principles generally accepted in the United States of America as of the date of lease execution with a life of not less than three years.

Capital improvements by the Tenant will be permitted without Landlord’s consent only if such capital improvements (i) are of equal or better quality than the existing improvements they are improving, altering or modifying, (ii) do not consist of adding new structures or enlarging existing structures and (iii) do not have an adverse effect on the structure of any existing improvements. All other capital improvements will require the Landlord’s review and approval, which approval shall not be unreasonably withheld. The Tenant will be required to provide copies of the plans and specifications in respect of all capital improvements, which shall be prepared in a high-grade professional manner and shall adequately demonstrate compliance with the foregoing with respect to permitted projects not requiring approval and shall be in such form as Landlord may reasonably require for any other projects.

The Tenant will be required to pay for all maintenance expenditures and capital improvements, provided that the Landlord will have a right of first offer to finance certain capital improvement projects. The Tenant shall be permitted to seek outside financing for such capital improvements during the six month period following Landlord’s offer of financing. Whether or not capital improvements are financed by the Landlord, the Landlord will be entitled to receive Percentage Rent based on the net revenues generated by the new improvements as described above and such capital improvements will be subject to the terms of the Master Lease.

“Capital improvements” as used herein shall mean any improvements, alterations or modifications other than ordinary maintenance of existing improvements, including, without limitation, capital improvements and structural alterations, modifications or improvements, one or more additional structures annexed to any facility or the expansion of existing improvements, but excluding any improvements or alterations or modifications of the leased improvements or any expansion of the existing improvements if such (i) commenced prior to the term of the Master Lease in accordance with the terms of the Merger Agreement, and (ii) costs less than $15 million on an individual project basis and less than $50 million in the aggregate with respect to all of the facilities.

Use of the Leased Property

The Master Lease will require that the Tenant utilize the leased property solely for gaming and/or pari-mutuel use consistent, with respect to each facility, with its current use, or with prevailing gaming industry use at any time, together with all ancillary uses consistent with gaming use and operations, including hotels, restaurants, bars, etc. and such other uses as the Landlord of the leased property may otherwise approve in its sole discretion. The Tenant will be responsible for maintaining or causing to be maintained all licenses, certificates and permits necessary for the leased properties to comply with various gaming and other regulations.

Events of Default

Under the Master Lease, an “Event of Default” will be deemed to occur upon certain events, including: (i) the failure by a Tenant to pay rent or other amounts when due or within certain grace or cure periods of the due date, (ii) the failure by a Tenant to comply with the covenants set forth in the Master Lease when due or within any applicable cure period, (iii) certain events of bankruptcy or insolvency with respect to Tenant or a guarantor, (iv) the occurrence of an event that causes, or permits the holders thereof to cause, any material indebtedness of Tenant and its subsidiaries or any guarantor of the Master Lease (including Tenant), (v) the occurrence of a default under any guaranty of the Master Lease that is not cured within a certain grace period, (vi) Tenant breaches a representation or warranty in the Master Lease in a material manner which materially and adversely affects Landlord, (vii) the occurrence of a default in respect of a loan secured by a leased property, which default is the responsibility of Tenant or (viii) the occurrence of certain events of regulatory non-compliance which would reasonably be expected to have a material adverse effect on the operations at the leased property or the financial condition of the Tenant.

Remedies for an Event of Default

Upon an Event of Default under the Master Lease, the Landlord of the leased property may, at its option, exercise the following remedies:

●	terminate the Master Lease, repossess any leased property, relet any leased property to a third party and require that the Tenant pay to the Landlord, as liquidated damages, the net present value of the rent for the balance of the term, discounted at the discount rate of the Federal Reserve Bank of New York at the time of award plus one percent (1%) and reducing such amount by the portion of the unpaid rent that Tenant proves could be reasonably avoided, plus any other amount necessary to compensate Landlord for Tenant’s failure to perform (or likely to result therefrom) in the ordinary course,

●	with or without terminating the Master Lease, decline to terminate Tenant’s right to possession of the leased property and require that Tenant pay to Landlord rent and other sums payable pursuant to the Master Lease with interest calculated at the overdue rate provided for in the Master Lease with Landlord permitted to enforce any other provision of the Master Lease or terminate Tenant’s right to possession of the leased property and seek any liquidated damages as set forth in clause (i) above, and/or

●	seek any and all other rights and remedies available under law or in equity.

Assignment and Subletting

Except as noted below, the Master Lease will provide that a Tenant may not assign or otherwise transfer any leased property or any portion of a leased property as a whole (or in substantial part), including by virtue of a change of control of the Tenant, without the consent of the Landlord, which may not be unreasonably withheld. Landlord’s consent to an assignment of the Master Lease will not be required if (i) the proposed purchaser (1) is a creditworthy entity with sufficient financial stability to satisfy its obligations under the Master Lease, (2) agrees to assume the Master Lease without modification beyond that necessary to reflect the new party, (3) is licensed by each gaming authority with jurisdiction over one or more facilities covered by the Master Lease, (4) is solvent and (5) has, or retains a manager with, at least five years of experience operating casinos with revenues in the immediately preceding fiscal year of at least $750 million and is not in the business of leasing properties to gaming operators, or has agreement(s) in place to retain 70% of Tenant’s and OpCo’s ten most highly compensated corporate employees and 80% of Tenant and its subsidiaries’ facility employees with employment contracts, (ii) the adjusted revenues to rent ratio for each of the four calendar quarters immediately prior to the consummation of the proposed transaction is at least 1.4:1 (provided that this requirement shall not be in effect with respect to (x) a secured lender that is foreclosing, as well as with respect to such leasehold mortgagee’s effectuating thereafter an initial sale or (y) a change of control resulting from the acquisition by any person or group of 50% or more of the voting power of Tenant), and (iii) the leverage to EBITDA ratio after giving effect to the proposed transaction and assumption of Tenant’s obligations will be less than 8:1 or Landlord receives a guaranty of Tenant’s obligations from an entity with an investment grade rating from a nationally recognized rating agency (provided that this requirement shall not be in effect with respect to Tenant becoming controlled by a secured lender that is foreclosing on a permitted pledge of interests in Tenant). In connection with certain assignments, the ultimate parent company of such assignee shall also execute a guaranty and shall be required to be solvent.

The Master Lease will also provide that Tenant may assign or otherwise transfer any leased property or a portion thereof to an affiliate subject to the Landlord’s reasonable approval of the transfer documents. Upon any such assignment or transfer to an affiliate of the Tenant, such affiliate shall guaranty Tenant’s obligations under the Master Lease and the Tenant will not be released from obligations under the applicable Master Lease.

In addition, the Master Lease will allow Tenant to sublease any space at any of the properties, subject in certain instances to Landlord’s consent not to be unreasonably withheld as set forth in the Master Lease. Landlord shall be entitled to receive the same base and percentage rent that would have been received had Tenant continued to operate the subleased space.

New Opportunities

Tenant and Landlord generally will not be prohibited from developing, redeveloping, expanding, purchasing, building or operating facilities. However, certain limitations will apply within a sixty (60) mile radius of a facility that will be subject to the Master Lease (the “Restricted Area”). Within the Restricted Area, Tenant and the Landlord will be subject to the following restrictions.

●	Developing or building a new facility within the Restricted Area.

●	Tenant may develop or build a new facility only if it first offers Landlord the opportunity to participate (by including the newly developed property in the Master Lease portfolio) on terms to be negotiated by the parties. If Landlord declines, or if the parties cannot reach agreement on the terms, the annual Percentage Rent due from the affected existing facility subject to the Master Lease will thereafter be subject to (y) a floor which will be calculated based on the Percentage Rent that would have been paid for such facility if such Percentage Rent were adjusted based on net revenues for the calendar year immediately prior to the year in which the new facility is first opened to the public (the “Floor”) and (z) normal periodic adjustments provided that it may not be reduced below the Floor.

●	Landlord may not build or develop a new facility without Tenant’s prior consent, which may be withheld in Tenant’s sole discretion (but post-development sale-leasebacks or financings will be permitted without restriction as provided in the paragraph “Acquisition/refinance existing facilities within the Restricted Area” below).

●	Expanding existing facilities within the Restricted Area.

●	Tenant shall provide the Landlord with a right of first offer to finance any proposed expansion. Tenant shall be permitted to seek outside financing for such capital improvements during the six month period following Landlord’s offer of financing.

●	Landlord shall have the right to finance expansions by competitors but the Percentage Rent from the affected facilities will thereafter be calculated monthly, based on how much each preceding monthly net revenues for the affected facility is greater (or is less) than 1/12th of the portion of the trailing twelve (12) months net revenues as of the month ending immediately prior to the execution of the Master Lease attributable to the affected facility (and thereafter no longer based on the trailing two-year period that would have been the case).

●	Acquisition/refinance existing facilities within the Restricted Area. Either Tenant or Landlord may avail itself on the following terms of opportunities to, in the case of Tenant, purchase or operate (and, in the case of Landlord, purchase or refinance) an existing facility (whether built prior to or after the date of the Master Lease) within the Restricted Area:

●	Tenant: The annual Percentage Rent due from the affected existing facility in the territory will thereafter (i) be subject to the Floor and (ii) be subject to normal periodic adjustments provided that it may not be reduced below the Floor.

●	Landlord: No restriction on the purchase or refinance of an existing gaming facility.

Gaming Licenses/Successor Lessee Provisions

Gaming licenses and all other assets necessary to operate the facilities that will be subject to the Master Lease will be held and maintained by Tenant pursuant to the terms of the Master Lease. The transfer of Tenant’s property at the end of the term of the Master Lease will (x) exclude tradenames and trademarks, but include all customer lists and all other facility specific information and assets, (y) be at their fair market value, and (z) be conditioned upon the successor tenant obtaining the gaming licenses or the approval of the applicable regulatory agencies of the transfer of the gaming licenses and any other gaming assets to the successor tenant and/or the issuance of new gaming licenses as required by applicable gaming regulations and the relevant regulatory agencies both with respect to operating and suitability criteria, as the case may be.

We and Pinnacle encourage you to read the Master Lease carefully because it is the principal document governing the relationship between OpCo and GLPI following the merger.

Tax Matters Agreement

The Tax Matters Agreement will govern OpCo’s and GLPI’s respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes incurred as a result of the spin-off), tax attributes, tax returns, tax contests and certain other tax matters.

Under the Tax Matters Agreement, we will generally be liable for taxes of Pinnacle relating to time periods before the effective time of the merger. GLPI, however, will be liable for taxes of Pinnacle arising as a result of the merger, the spin-off and certain related transactions. GLPI’s liability in this regard will be limited by certain assumptions relating to Pinnacle’s tax attributes and projected taxable income, with us bearing liability to the extent additional taxes may result from an inaccuracy in such assumptions. We and GLPI have also agreed to share liability for certain taxes relating to the assets to be acquired by GLPI. GLPI will bear liability for any transfer taxes incurred on the merger, the spin-off and certain related transactions.

The Tax Matters Agreement provides that we will generally prepare and file any tax returns for tax periods of Pinnacle ending on or prior to the effective time of the merger and will control any tax contests related to such tax returns, subject to certain review, participation and consent rights of GLPI.

We and Pinnacle encourage you to read the Tax Matters Agreement carefully.

Employee Matters Agreement

The Employee Matters Agreement will generally allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs. The Employee Matters Agreement, in conjunction with the Merger Agreement, will provide for the treatment of Pinnacle’s outstanding equity awards in connection with the spin-off (as described more fully above in “—Treatment of Pinnacle Long-Term Incentive Compensation”). In addition, the Employee Matters Agreement will set forth the general principles relating to employee matters, including with respect to the assignment of employees and the transfer of employees from Pinnacle to OpCo, the assumption and retention of liabilities and related assets, workers’ compensation, labor relations, and related matters.

The Employee Matters Agreement, in conjunction with the Merger Agreement, will provide that all Pinnacle employees will be transferred to OpCo prior to the separation and distribution. Except with regard to certain of Pinnacle’s outstanding long-term incentive awards (as described more fully above in “—Treatment of Pinnacle Long-Term Incentive Compensation”), OpCo will assume responsibility for, and will pay and be liable for, all wages, salaries, welfare, incentive compensation and employment-related liabilities, and will assume all compensation and employment-related plans and agreements, with respect to each of the employees and directors. Except with regard to certain of Pinnacle’s outstanding long-term incentive awards, which will be adjusted and settled in connection with the merger as described more fully above in “—Treatment of Pinnacle Long-Term Incentive Compensation”, prior to the separation, Pinnacle will transfer all of the assets, if any, and liabilities relating to the compensation and benefit plans and agreements to OpCo.

We and Pinnacle encourage you to read the Employee Matters Agreement carefully.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of information concerning our capital stock. All references herein to our “certificate of incorporation” and “by-laws” shall mean our “amended and restated certificate of incorporation” and “amended and restated by-laws,” both of which will be filed as exhibits to our registration statement on Form 10. The summaries and descriptions of our certificate of incorporation and bylaws below are what we expect such documents will provide for when filed. These summaries and descriptions do not purport to be complete statements of the relevant provisions of our certificate of incorporation or of our by-laws and are qualified in their entirety by reference to these documents, which you must read for complete information on our capital stock.

Distributions of Securities

Since our formation, we have not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities, which were not registered under the Securities Act of 1933, as amended.

Authorized Capital Stock

Immediately following the distribution, our authorized capital stock will consist of up to 150,000,000 shares of common stock, par value $0.01 per share, and 250,000 shares of Preferred Stock.

Common Stock

Shares Outstanding.  Immediately following the distribution, we expect that approximately [●] million shares of our common stock will be issued and outstanding based upon approximately [●] million shares of Pinnacle common stock outstanding as of [●], 2016, and assuming no exercise of Pinnacle options, and applying the distribution ratio of one share of our common stock for each share of Pinnacle common stock held as of the record date. We intend to file an application to list our common stock on NASDAQ under the symbol “PNK.” We anticipate that trading in shares of our common stock will begin on a “when-issued” basis on or shortly prior to the record date and will continue up to and including through the distribution date. We anticipate that “regular-way” trading in shares of our common stock will begin on the first trading day following the distribution date.

Assuming (1) Pinnacle stock price of $29.21 per share and GLPI stock price of $25.28 per share (both closing day stock prices on January 27, 2016) remain constant; and (2) there is no forfeiture, exercise or other disposition of the equity incentive awards between the date hereof and the distribution, we anticipate that immediately following the distribution there will be outstanding 5,172,346 options to acquire share of our common stock and 3,431,591 phantom stock units, restricted stock units, other stock units and performance shares which are payable upon their applicable payments dates (on a one for one basis) in shares of our common stock. We do not anticipate that any other warrants, rights or convertible securities will be outstanding immediately following the distribution.

Dividends.  Subject to prior dividend rights of the holders of any preferred shares, holders of shares of our common stock are entitled to receive dividends when, as and if declared by our Board out of funds legally available for that purpose.

Voting Rights.  Each outstanding share of common stock will be entitled to one vote per share on all matters properly submitted to a vote of the stockholders. The holders of our common stock will not be entitled to cumulative voting of their shares in elections of directors.

Other Rights.  In the event of any liquidation, dissolution or winding up of our company, after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of our common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of our common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of our common stock are not currently entitled to pre-emptive rights.

Fully Paid.  The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

Preferred Stock

Our Board, without further action by our stockholders, may issue shares of our Preferred Stock. Our Board, subject to limitations prescribed by the Delaware General Corporation Law (the “DGCL”) and by our certificate of incorporation, is vested with the authority to fix by resolution the designation, power, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The authority possessed by our Board to issue Preferred Stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our Board may issue Preferred Stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of the common stock. There are no current agreements or understanding with respect to the issuance of Preferred Stock and there is no present intention to issue any shares of Preferred Stock.

Anti-takeover Effects of our Certificate of Incorporation and By-laws and Delaware Law

Certain provisions of our certificate of incorporation and by-laws and of Delaware law could make more difficult (i) the acquisition of us by means of a proxy contest or otherwise and (ii) the removal of our incumbent officers and directors.

These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Removal of Directors

A director may be removed from office with or without cause by the affirmative vote of holders of a majority of shares of common stock entitled to vote in the election of directors.

Size of Board and Vacancies

Our certificate of incorporation and by-laws will provide that our Board may consist of one or more members. The number of directors shall be fixed and may be changed from time to time exclusively by our Board. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies in our Board resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled by the majority vote of the directors then in office, even if less than a quorum is present.

Stockholder Meetings

Our by-laws will provide that special meetings of our stockholders may be called by (a) the Chairperson of our Board, (b) our Board, or (c) our Secretary, following the receipt of a written request from stockholders who hold, in the aggregate, a majority of the voting power of the then outstanding shares of our capital stock to call a special meeting of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our by-laws will have advance notice procedures with respect to stockholder proposals and nominations of candidates for election as directors other than nominations made by or at the direction of our Board or a committee of our Board. The business to be conducted at an annual meeting will be limited to business properly brought before the annual meeting by or at the direction of our Board or a duly authorized committee thereof or by a stockholder of record who has given timely written notice to our secretary of that stockholder’s intention to bring such business before such meeting.

Delaware Anti-takeover Law

Upon the distribution, we will be governed by Section 203 of the DGCL. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

●	prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; or

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

●	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock that is not owned by the interested stockholder. The stockholders cannot authorize the business combination by written consent.

The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests.

In general, Section 203 defines “business combination” to include:

●	any merger or consolidation involving the corporation and the interested stockholder; or

●	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of ten percent (10)% or more of the assets of the corporation to or with the interested stockholder; or

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any of its stock to the interested stockholder; or

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

●	the owner of 15% or more of the outstanding voting stock of the corporation; or

●	an affiliate or associate of the corporation who was the owner of fifteen percent (15%) or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

●	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or by-laws, elect not to be governed by this section, effective twelve months after adoption.

Our certificate of incorporation and by-laws do not exclude us from the restrictions imposed under Section 203. We anticipate that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our Board since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

No Cumulative Voting

We expect that our certificate of incorporation and by-laws will not provide for cumulative voting in the election of directors.

Gaming Suitability Requirements

Our certificate of incorporation will require that if a person owns or controls our securities or the securities of our affiliated companies and is determined by a gaming authority to be unsuitable to own or control such securities or in the sole discretion of our Board is deemed likely to jeopardize our right to conduct gaming activities in any of the jurisdictions in which we conduct or intend to conduct gaming activities, we may redeem, and if required by a gaming authority shall redeem, such person’s securities to the extent required by the government gaming authority or deemed necessary or advisable by us.

If a gaming authority requires us, or if we deem it necessary or advisable, to redeem such securities, we will serve notice on the holder who holds securities subject to redemption and will call for the redemption of the securities of such holder at a redemption price equal to that required to be paid by the gaming authority making the finding of unsuitability, or if such gaming authority does not require a certain price per share to be paid, a sum deemed reasonable by us, which in our discretion may be the original purchase price, the then current trading price of the securities or another price we determine. The redemption price may be paid in cash, by promissory note, or both, as required by the applicable gaming authority and, if not so required, as we elect. Unless the gaming authority requires otherwise, the redemption price will in no event exceed:

●	the closing sales price of the securities on the national securities exchange on which such shares are then listed on the date the notice of redemption is delivered to the person who has been determined to be unsuitable, or

●	if such shares are not then listed for trading on any national securities exchange, then the closing sales price of such shares as quoted in the NASDAQ National Market System, or

●	if the shares are not then so quoted, then the mean between the representative bid and the ask price as quoted by NASDAQ or another generally recognized reporting system.

Beginning on the date that a gaming authority serves notice of a determination of unsuitability or the loss or threatened loss of a gaming license upon us, and until the securities owned or controlled by the unsuitable person are owned or controlled by persons found by such gaming authority to be suitable to own them, it shall be unlawful for the unsuitable person or any affiliate of such person (i) to receive any dividend, payment, distribution or interest with regard to the securities, (ii) to exercise, directly or indirectly or through any proxy, trustee, or nominee, any voting or other right conferred by such securities, and such securities shall not for any purposes be included in our securities entitled to vote, or (iii) to receive any remuneration in any form from the corporation or an affiliated company for services rendered or otherwise.

From and after the date of redemption, such securities will no longer be deemed to be outstanding and all rights of the person who was determined to be unsuitable, other than the right to receive the redemption price, will cease. Such person shall surrender the certificates for any securities to be redeemed in accordance with the requirements of the redemption notice.

All persons owning or controlling our securities and any securities of our affiliated companies must comply with all requirements of the gaming laws in each gaming jurisdiction in which we or any of our affiliated companies conduct or intend to conduct gaming activities. All of our securities must be held subject to the requirements of such gaming laws, including any requirement that (i) the holder file applications for gaming licenses with, or provide information to, applicable gaming authorities, or (ii) that any transfer of such securities may be subject to prior approval by gaming authorities, and any transfer of our securities in violation of any such approval requirement are not permitted and the purported transfer is void.

Restrictions on Payment of Dividends

We are incorporated in Delaware and are governed by Delaware law. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer and Trust Company.

NASDAQ Listing

We have filed an application to list our shares of common stock on NASDAQ. We expect that our shares will trade under the ticker symbol “PNK.”

Limitation on Liability of Directors and Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation — a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Article XII of our certificate of incorporation will provide that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty by such director for corporate actions as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

●	any breach of the director’s duty of loyalty to our company or our stockholders;

●	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

●	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and by-laws will provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that such person is or was our director or officer or was serving, at our request, as a director, officer, manager, employee, agent or trustee of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”). We will indemnify such persons against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee, provided, however, that, except as otherwise will be provided in our by-laws, with respect to proceedings to enforce rights to indemnification, we shall indemnify any such indemnitee in connection with a proceeding initiated by such indemnitee only if such proceeding (or part thereof) was authorized by our Board. Our bylaws will require us to advance expenses to our directors and officers, provided that, if the DGCL so requires, they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification. Our bylaws will also provide that the Chief Executive Officer may also appoint officers. Such appointed officers will serve at the pleasure of the Chief Executive Officer and hold officer titles solely for purposes of identification and business convenience. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

We intend to obtain policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

We will assume the employment agreements with certain of Pinnacle’s executive officers which would contain indemnification provisions that provide for the maximum protection permitted under applicable law. We also intend to assume the current Indemnification Agreements with each of Pinnacle’s directors and executive officers. The Indemnification Agreements will require us, among other things, to indemnify the director or executive officer against specified expenses and liabilities, such as attorneys’ fees, judgments, fines and settlements, reasonably incurred by the individual in connection with any action, suit or proceeding by reason of the fact that the individual was a director or executive officer, and to advance expenses incurred by the individual in connection with any proceeding against the individual with respect to which the individual may be entitled to indemnification by us.

DELIVERY OF INFORMATION STATEMENT

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for information statements with respect to two or more stockholders sharing the same address by delivering a single information statement to those stockholders. This process, known as “householding,” is intended to provide greater convenience for stockholders, and cost savings for companies, by reducing the number of duplicate documents that stockholders receive. Unless contrary instructions from one or more stockholders sharing an address have been received, only one copy of this information statement will be delivered to those multiple stockholders sharing an address.

If, at any time, a stockholder no longer wishes to participate in “householding” and would prefer to receive separate copies of the information statement, the stockholder should notify his or her intermediary or, if shares are registered in the stockholder’s name, should contact us at the address and telephone number provided below. Any stockholder who currently receives multiple copies of the information statement at his or her address and would like to request “householding” of communications should contact his or her intermediary or, if shares are registered in the stockholder’s name, should contact us at the address and telephone number provided below. Additionally, we will deliver, promptly upon written or oral request directed to the address or telephone number below, a separate copy of the information statement to any stockholders sharing an address to which only one copy was mailed.

Pinnacle Entertainment, Inc.

Investor Relations

3980 Howard Hughes Parkway

Las Vegas, NV 89169

(702) 541-7777

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that Pinnacle stockholders will receive in the distribution. This information statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to our company and the distribution, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this information statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the applicable document.

After the distribution, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York at 233 Broadway, New York, New York 10279 and in Chicago at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

We will maintain an Internet site at http://www.pnkinc.com, which is Pinnacle’s current website. Our website and the information contained on that site, or connected to that site, are not incorporated into this information statement or the registration statement on Form 10.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Pinnacle Entertainment, Inc. and subsidiaries:

We have audited the accompanying consolidated balance sheets of Pinnacle Entertainment, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedule listed in Item 15(a)2. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pinnacle Entertainment, Inc. and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pinnacle Entertainment, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 29, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Las Vegas, Nevada

February 29, 2016

PINNACLE ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except per share data)

	For the year ended December 31,
	2015	2014	2013
Revenues:
Gaming	$2,048,272	$1,974,410	$1,327,266
Food and beverage	125,775	118,397	78,857
Lodging	50,961	50,553	31,297
Retail, entertainment and other	66,840	67,183	50,416

Total revenues	2,291,848	2,210,543	1,487,836

Expenses and other costs:
Gaming	1,094,803	1,056,878	733,459
Food and beverage	118,323	110,349	69,756
Lodging	25,001	24,002	14,820
Retail, entertainment and other	28,426	27,031	23,303
General and administrative	426,064	421,399	287,381
Depreciation and amortization	242,550	241,062	148,456
Pre-opening, development and other costs	14,247	12,962	89,009
Impairment of goodwill	4,757	—	—
Impairment of other intangible assets	33,845	—	10,000
Write-downs, reserves and recoveries, net	2,666	6,387	7,265

Total expenses and other costs	1,990,682	1,900,070	1,383,449

Operating income	301,166	310,473	104,387
Interest expense, net	(244,408)	(252,647)	(169,812)
Loss on early extinguishment of debt	—	(8,234)	(30,830)
Loss from equity method investments	(83)	(165)	(92,181)

Income (loss) from continuing operations before income taxes	56,675	49,427	(188,436)
Income tax (expense) benefit	(14,560)	(11,096)	55,055

Income (loss) from continuing operations	42,115	38,331	(133,381)
Income (loss) from discontinued operations, net of income taxes	5,494	5,449	(122,540)

Net income (loss)	47,609	43,780	(255,921)
Net loss attributable to non-controlling interest	(1,278)	(63)	(51)

Net income (loss) attributable to Pinnacle Entertainment, Inc.	$48,887	$43,843	$(255,870)

Net income (loss) per common share—basic
Income (loss) from continuing operations	$0.71	$0.64	$(2.27)
Income (loss) from discontinued operations, net of income taxes	0.09	0.09	(2.09)

Net income (loss) per common share—basic	$0.80	$0.73	$(4.36)

Net income (loss) per common share—diluted
Income (loss) from continuing operations	$0.68	$0.62	$(2.27)
Income (loss) from discontinued operations, net of income taxes	0.09	0.09	(2.09)

Net income (loss) per common share—diluted	$0.77	$0.71	$(4.36)

Number of shares—basic	61,030	59,666	58,707
Number of shares—diluted	63,321	61,606	58,707

See accompanying notes to the consolidated financial statements.

PINNACLE ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(amounts in thousands)

	For the year ended December 31,
	2015	2014	2013
Net income (loss)	$47,609	$43,780	$(255,921)
Post-retirement benefit obligations, net of income taxes	276	(258)	381

Comprehensive income (loss)	47,885	43,522	(255,540)
Comprehensive loss attributable to non-controlling interest	(1,278)	(63)	(51)

Comprehensive income (loss) attributable to Pinnacle Entertainment, Inc.	$49,163	$43,585	$(255,489)

See accompanying notes to the consolidated financial statements.

PINNACLE ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)

	December 31,
	2015	2014
ASSETS
Current Assets:
Cash and cash equivalents	$164,034	$164,654
Accounts receivable, net of allowance for doubtful accounts of $9,445 and $4,963	33,594	28,424
Inventories	10,309	9,877
Income tax receivable, net	1,133	20,289
Prepaid expenses and other assets	14,624	27,102
Deferred income taxes	—	7,509
Assets of discontinued operations held for sale	9,938	21,260

Total current assets	233,632	279,115
Restricted cash	—	5,667
Land, buildings, vessels and equipment, net of accumulated depreciation	2,856,011	3,017,009
Goodwill	914,525	919,282
Intangible assets, net	479,543	529,269
Other assets, net	47,200	52,108

Total assets	$4,530,911	$4,802,450

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$67,297	$57,632
Accrued interest	50,091	49,760
Accrued compensation	74,069	73,698
Accrued taxes	38,910	39,287
Other accrued liabilities	84,872	119,106
Current portion of long-term debt	11,006	11,006
Liabilities of discontinued operations held for sale	—	413

Total current liabilities	326,245	350,902
Long-term debt less current portion	3,616,729	3,944,416
Other long-term liabilities	36,605	40,021
Deferred income taxes	187,823	177,729

Total liabilities	4,167,402	4,513,068

Commitments and contingencies (Note 11)
Stockholders’ Equity:
Preferred stock—$1.00 par value, 250,000 shares authorized, none issued or outstanding	—	—
Common stock—$0.10 par value, 150,000,000 authorized, 60,870,749 and 59,979,853 shares issued and outstanding, net of treasury shares	6,724	6,635
Additional paid-in capital	1,122,661	1,096,508
Accumulated deficit	(705,319)	(754,206)

Accumulated other comprehensive income	408	132
Treasury stock, at cost, 6,374,882 of treasury shares for both periods	(71,090)	(71,090)

Total Pinnacle Entertainment, Inc. stockholders’ equity	353,384	277,979
Non-controlling interest	10,125	11,403

Total stockholders’ equity	363,509	289,382

Total liabilities and stockholders’ equity	$4,530,911	$4,802,450

See accompanying notes to the consolidated financial statements.

PINNACLE ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(amounts in thousands)

	Capital Stock
	Number of Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Attributed to Parent	Non- Controlling Interest	Total Stockholders’ Equity
Balance as of January 1, 2013	58,207	$6,458	$1,053,919	$(542,179)	$9	$(71,090)	$447,117	$—	$447,117
Net loss	—	—	—	(255,870)	—	—	(255,870)	(51)	(255,921)
Post-retirement benefit obligations, net of income taxes	—	—	—	—	381	—	381	—	381

Comprehensive loss									(255,540)
Distribution to minority owner	—	—	—	—	—	—	—	(911)	(911)
Non-controlling interest	—	—	—	—	—	—	—	12,428	12,428
Share-based compensation	—	—	11,978	—	—	—	11,978	—	11,978
Common stock issuance and option exercises	991	99	9,934	—	—	—	10,033	—	10,033
Tax benefit from stock option exercise	—	—	65	—	—	—	65	—	65

Balance as of December 31, 2013	59,198	6,557	1,075,896	(798,049)	390	(71,090)	213,704	11,466	225,170
Net income (loss)	—	—	—	43,843	—	—	43,843	(63)	43,780
Post-retirement benefit obligations, net of income taxes	—	—	—	—	(258)	—	(258)	—	(258)

Comprehensive income									43,522
Share-based compensation	—	—	14,043	—	—	—	14,043	—	14,043
Common stock issuance and option exercises	782	78	6,569	—	—	—	6,647	—	6,647

Balance as of December 31, 2014	59,980	6,635	1,096,508	(754,206)	132	(71,090)	277,979	11,403	289,382
Net income (loss)	—	—	—	48,887	—	—	48,887	(1,278)	47,609
Post-retirement benefit obligations, net of income taxes	—	—	—	—	276	—	276	—	276

Comprehensive income									47,885
Share-based compensation	—	—	17,789	—	—	—	17,789	—	17,789
Common stock issuance and option exercises	891	89	9,782	—	—	—	9,871	—	9,871
Tax benefit from stock option exercise	—	—	315	—	—	—	315	—	315
Tax withholding related to vesting of restricted stock units	—	—	(1,733)	—	—	—	(1,733)	—	(1,733)

Balance as of December 31, 2015	60,871	$6,724	$1,122,661	$(705,319)	$408	$(71,090)	$353,384	$10,125	$363,509

See accompanying notes to the consolidated financial statements.

PINNACLE ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	For the year ended December 31,
	2015	2014	2013
Cash flows from operating activities:
Net income (loss)	$47,609	$43,780	$(255,921)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	242,550	241,062	160,997
(Gain) loss on sales or disposals of long-lived assets	(4,526)	1,395	3,554
Loss from equity method investments	83	165	92,181
Loss on early extinguishment of debt	—	8,234	30,830
Impairment of goodwill	4,757	—	—
Impairment of other intangible assets	33,845	—	10,000
Impairment of land, buildings, vessels and equipment	4,061	4,691	146,260
Amortization of debt issuance costs and debt discounts/premiums	12,375	9,696	6,432
Share-based compensation expense	17,789	14,043	11,978
Change in income taxes	32,288	11,093	(51,627)
Changes in operating assets and liabilities:
Receivables, net	(4,740)	2,099	(1,635)
Prepaid expenses, inventories and other	14,773	(10,698)	10,565
Accounts payable, accrued expenses and other	7,362	2,926	(2,547)

Net cash provided by operating activities	408,226	328,486	161,067

Cash flows from investing activities:
Capital expenditures and land additions	(84,032)	(230,815)	(292,623)
Payment for business combination	—	—	(1,749,736)
Equity method investment, inclusive of capitalized interest	—	(25)	(2,732)
Purchase of held-to-maturity debt securities	—	—	(5,853)
Proceeds from matured investments	—	—	4,428
Proceeds from sales of property and equipment	436	441	1,148
Net proceeds from dispositions of discontinued operations and assets held for sale	25,066	258,507	205,703
Purchase of intangible asset	(25,000)	(25,000)	—
Escrow and deposit refund	—	25,000	3,151
Restricted cash	5,667	5,925	656
Loans receivable, net	(2,075)	(817)	(6,884)

Net cash provided by (used in) investing activities	(79,938)	33,216	(1,842,742)

Cash flows from financing activities:
Proceeds from credit facility	466,700	291,700	2,168,835
Repayments under credit facility	(803,200)	(692,987)	(15,122)
Proceeds from issuance of long-term debt	—	—	850,000
Repayments of long-term debt	—	—	(1,190,313)
Proceeds from common stock options exercised	9,334	6,644	10,070
Distribution to non-controlling interest minority owner	—	—	(911)
Debt issuance and other financing costs	(1,742)	(980)	(44,101)

Net cash provided by (used in) financing activities	(328,908)	(395,623)	1,778,458

Change in cash and cash equivalents	(620)	(33,921)	96,783
Cash and cash equivalents at the beginning of the year	164,654	198,575	101,792

Cash and cash equivalents at the end of the year	$164,034	$164,654	$198,575

Supplemental Cash Flow Information:
Cash paid for interest, net of amounts capitalized	$232,002	$242,507	$141,199
Cash (refunds) payments related to income taxes, net	(17,316)	118	2,629
Decrease in construction related deposits and liabilities	(5,047)	(24,899)	(163)
Increase in accrued liabilities associated with recognized intangible asset	—	25,000	—
Non-cash issuance of common stock	763	881	227

See accompanying notes to the consolidated financial statements.

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Summary of Significant Accounting Policies

Basis of Presentation and Organization. Pinnacle Entertainment, Inc. is an owner, operator and developer of casinos and related hospitality and entertainment facilities. References in these footnotes to “Pinnacle,” the “Company,” “we,” “our” or “us” refer to Pinnacle Entertainment, Inc. and its subsidiaries, except where stated or the context otherwise indicates.

We own and operate 15 gaming entertainment properties, located in Colorado, Indiana, Iowa, Louisiana, Mississippi, Missouri, Nevada, and Ohio. We also hold a majority interest in the racing license owner, and we are a party to a management contract, for Retama Park Racetrack located outside of San Antonio, Texas. In addition to these properties, we own and operate a live and televised poker tournament series under the trade name Heartland Poker Tour (“HPT”). We view each of our operating properties as an operating segment with the exception of our two properties in Jackpot, Nevada, which we view as one operating segment. For financial reporting purposes, we aggregate our operating segments into the following reportable segments:

Midwest segment, which includes:	Location
Ameristar Council Bluffs	Council Bluffs, Iowa
Ameristar East Chicago	East Chicago, Indiana
Ameristar Kansas City	Kansas City, Missouri
Ameristar St. Charles	St. Charles, Missouri
River City	St. Louis, Missouri
Belterra	Florence, Indiana
Belterra Park	Cincinnati, Ohio

South segment, which includes:	Location
Ameristar Vicksburg	Vicksburg, Mississippi
Boomtown Bossier City	Bossier City, Louisiana
Boomtown New Orleans	New Orleans, Louisiana
L’Auberge Baton Rouge	Baton Rouge, Louisiana
L’Auberge Lake Charles	Lake Charles, Louisiana

West segment, which includes:	Location
Ameristar Black Hawk	Black Hawk, Colorado
Cactus Petes and Horseshu	Jackpot, Nevada

We classify the operating results of a component or group of components that have either been disposed of or are classified as held for sale in discontinued operations when certain criteria are met. For further information, see Note 8, “Discontinued Operations and Assets Held for Sale.” Our Consolidated Statements of Cash Flows have not been adjusted for discontinued operations.

On July 20, 2015, we entered into a definitive agreement with Gaming and Leisure Properties, Inc. (“GLPI”), a real estate investment trust, whereby GLPI will acquire substantially all of our real estate assets, excluding our Belterra Park property and excess land at certain locations. The acquired real estate assets will then be leased back under a triple-net master lease agreement with GLPI. For more information regarding the GLPI transaction, see Note 7, “Investment, Restructuring, and Acquisition Activities.”

Principles of Consolidation. The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”). The results for the periods reflect all adjustments, which are of a normal recurring nature, that management considers necessary for a fair presentation of operating results. The Consolidated Financial Statements include the accounts of Pinnacle Entertainment, Inc. and its subsidiaries. Investments in the common stock of unconsolidated affiliates, in which we have the ability to exercise significant influence, are accounted for under the equity method. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and (iii) the reported amounts of revenues and expenses during the reporting period. Estimates used by us include, among other things, the estimated useful lives for depreciable and amortizable assets, the estimated allowance for doubtful accounts receivable, estimated income tax provisions, the evaluation of the future realization of deferred tax assets, determining the adequacy of reserves for self-insured liabilities and our customer loyalty programs, estimated cash flows in assessing the recoverability of long-lived assets, asset impairments, goodwill and other intangible assets, contingencies and litigation, and estimates of the forfeiture rate and expected life of share-based awards and stock price volatility when computing share-based compensation expense. Actual results may differ from those estimates.

Fair Value. Fair value measurements affect our accounting and impairment assessments of our long-lived assets, investments in unconsolidated affiliates, assets acquired in an acquisition, goodwill, and other intangible assets. Fair value measurements also affect our accounting for certain financial assets and liabilities. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured according to a hierarchy that includes: “Level 1” inputs, such as quoted prices in an active market for identical assets or liabilities; “Level 2” inputs, which are observable inputs for similar assets; or “Level 3” inputs, which are unobservable inputs.

The following table presents a summary of fair value measurements by level for certain liabilities measured at fair value on a recurring basis in the Consolidated Balance Sheets:

		Fair Value Measurements Using:
	Total Fair Value	Level 1	Level 2	Level 3
	(in millions)
As of December 31, 2015
Liabilities:
Deferred compensation	$0.4	$0.4	$—	$—
As of December 31, 2014
Liabilities:
Deferred compensation	$0.6	$0.6	$—	$—

The following table presents a summary of fair value measurements by level for certain financial instruments not measured at fair value on a recurring basis in the Consolidated Balance Sheets for which it is practicable to estimate fair value:

			Fair Value Measurements Using:
	Total Carrying Amount	Total Fair Value	Level 1	Level 2	Level 3
	(in millions)
As of December 31, 2015
Assets:
Held-to-maturity securities	$14.4	$15.2	$—	$12.1	$3.1
Promissory notes	$14.1	$19.2	$—	$19.2	$—
Liabilities:
Long-term debt	$3,627.7	$3,740.6	$—	$3,740.6	$—

			Fair Value Measurements Using:
	Total Carrying Amount	Total Fair Value	Level 1	Level 2	Level 3
	(in millions)
As of December 31, 2014
Assets:
Held-to-maturity securities	$14.8	$21.7	$—	$18.5	$3.2
Promissory notes	$12.0	$16.8	$—	$16.8	$—
Liabilities:
Long-term debt	$3,955.4	$4,029.9	$—	$4,029.9	$—

The estimated fair values for certain of our long-term held-to-maturity securities and our long-term promissory notes were based on Level 2 inputs using observable market data for comparable instruments in establishing prices.

The estimated fair values for certain of our long-term held-to-maturity securities were based on Level 3 inputs using a present value of future cash flow valuation technique that relies on management assumptions and qualitative observations. Key significant unobservable inputs in this technique include discount rate risk premiums and probability-weighted cash flow scenarios.

The estimated fair values of our long-term debt include the fair value of our senior notes, senior subordinated notes, senior secured credit facility and term loans were based on Level 2 inputs of observable market data on comparable debt instruments on or about December 31, 2015 and December 31, 2014.

Cash and Cash Equivalents. Cash and cash equivalents totaled approximately $164.0 million and $164.7 million as of December 31, 2015 and 2014, respectively. Cash equivalents are highly liquid investments with an original maturity of three months or less at the date of purchase, are stated at the lower of cost or market value, and are valued using Level 1 inputs. Book overdraft balances are included in “Accounts payable” in our Consolidated Balance Sheets.

Accounts Receivable. Accounts receivable consist primarily of casino, hotel and other receivables. We extend casino credit to approved customers in states where it is permitted following investigations of creditworthiness. Accounts receivable are non-interest bearing and are initially recorded at cost. We have estimated an allowance for doubtful accounts of $9.4 million and $5.0 million as of December 31, 2015 and 2014, respectively, to reduce receivables to their carrying amount, which approximates fair value. The allowance for doubtful accounts is estimated based upon, among other things, collection experience, customer credit evaluations and the age of the receivables. Bad debt expense totaled $6.1 million, $2.4 million, and $2.2 million, for the years ended December 31, 2015, 2014 and 2013, respectively.

Inventories. Inventories, which consist primarily of food, beverage and retail items, are stated at the lower of cost or market value. Costs are determined using the first-in, first-out and the weighted average methods.

Restricted Cash. As of December 31, 2015, we have no cash balances classified as long-term restricted cash. As of December 31, 2014, long-term restricted cash was $5.7 million and consisted primarily of indemnification trust deposits.

Land, Buildings, Vessels and Equipment. Land, buildings, vessels and equipment are stated at cost. Land includes land not currently being used in our operations, which totaled $36.1 million and $37.6 million as of December 31, 2015 and 2014, respectively.

	For the year ended December 31,
	2015	2014	2013
	(in millions)
Depreciation expense	$226.8	$220.3	$139.1

We capitalize the costs of improvements that extend the life of the asset. We expense repair and maintenance costs as incurred. Gains or losses on the disposition of land, buildings, vessels and equipment are included in the determination of income. We depreciate our land improvements; buildings and improvements; vessels; and furniture, fixtures and equipment using the straight-line method over the shorter of the estimated useful life of the asset or the related lease term, as follows:

Years
Land improvements	5 to 20
Buildings and improvements	10 to 35
Vessels	10 to 35
Furniture, fixtures and equipment	3 to 20

We review the carrying amounts of our land, buildings, vessels and equipment used in our operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from estimated future undiscounted cash flows expected to result from its use and eventual disposition. If the undiscounted cash flows exceed the carrying amount, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying amount, then an impairment charge is recorded based on the fair value of the asset.

Development costs directly associated with the acquisition, development and construction of a project are capitalized as a cost of the project during the periods in which activities necessary to get the property ready for its intended use are in progress. The costs incurred for development projects are carried at cost. Interest costs associated with development projects are capitalized as part of the cost of the constructed asset. When no debt is incurred specifically for a project, interest is capitalized on amounts expended for the project using our weighted-average cost of borrowing. Capitalization of interest ceases when the project, or discernible portions of the project, is substantially complete. If substantially all of the construction activities of a project are suspended, capitalization of interest will cease until such activities are resumed. For further discussion, see Note 3, “Long-Term Debt.”

On July 20, 2015, we entered into a definitive agreement with GLPI, whereby GLPI will acquire substantially all of our real estate assets, which will then be leased back under a triple-net master lease agreement with GLPI. For more information regarding the GLPI transaction, see Note 7, “Investment, Restructuring, and Acquisition Activities.”

Equity Method Investments. We apply equity method accounting for investments when we do not control the investee, but have the ability to exercise significant influence over its operating and finance policies. Equity method investments are recorded at cost, with the allocable portion of the investee’s income or loss reported in earnings, and adjusted for capital contributions to and distributions from the investee. Distributions in excess of equity method earnings, if any, are recognized as a return of investment and recorded as cash flows from investing activities in the Consolidated Statements of Cash Flows. We review our equity investments for impairment whenever events or changes in circumstances indicate that the carrying amount of our investment may have experienced an other-than-temporary decline in value. If such conditions exist, we would compare the estimated fair value of the investment to its carrying amount to determine if an impairment is indicated. In addition, we would determine if the impairment is other-than-temporary based on our assessment of all relevant factors, including consideration of our intent and ability to retain the investment. To estimate fair value, we would use a discounted cash flow analysis based on estimated future results of the investee and market indicators of terminal year capitalization rates.

Goodwill and Other Intangible Assets. Goodwill consists of the excess of the acquisition cost over the fair value of the net assets acquired in business combinations. Indefinite-lived intangible assets include gaming licenses and trade names for which it is reasonably assured that we will continue to renew indefinitely. Goodwill and other indefinite-lived intangible assets are subject to an annual assessment for impairment during the fourth quarter (October 1st test date), or more frequently if there are indications of possible impairment. Amortizing intangible assets include player relationships and favorable leasehold interests. We review amortizing intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For a description of current year activity, see Note 9, “Goodwill and Other Intangible Assets.”

Debt Issuance Costs and Debt Discounts/Premiums. Debt issuance costs and debt discounts/premiums incurred in connection with the issuance of debt have been included as a component of the carrying amount of debt, with the exception of revolving credit facility debt issuance costs, which are included in “Other assets, net” in our Consolidated Balance Sheets. Debt issuance costs and debt discounts/premiums are amortized over the contractual term of the debt to interest expense. Debt issuance costs of the revolving credit facility are amortized on a straight-line basis, while all other debt issuance costs and debt discounts/premiums are amortized using the effective interest method. Amortization of debt issuance costs and debt discounts/premiums included in interest expense was $12.4 million, $9.7 million, and $6.4 million, for the years ended December 31, 2015, 2014, and 2013, respectively.

Self-Insurance Accruals. We are self-insured up to certain limits for costs associated with general liability, workers’ compensation and employee health coverage. Insurance claims and reserves include accruals of estimated settlements for known claims, legal costs related to settling such claims and accruals of actuarial estimates of incurred but not reported claims. As of December 31, 2015, and 2014, we had total self-insurance accruals of $25.5 million and $24.4 million, respectively, which are included in “Total current liabilities” in our Consolidated Balance Sheets. In estimating these accruals, we consider historical loss experience and make judgments about the expected level of costs per claim. We believe the estimates of future liability are reasonable based upon our methodology; however, changes in health care costs, accident frequency and severity could materially affect the estimate for these liabilities.

Customer Loyalty Program. We offer incentives to our customers through our mychoice customer loyalty program. Under the mychoice customer loyalty program, customers earn points based on their level of play that may be redeemed for various benefits, such as cash back, dining, or hotel stays, among others. The reward credit balance under the plan will be forfeited if the customer does not earn any reward credits over the prior six-month period. In addition, based on their level of play, customers can earn additional benefits without redeeming points, such as a car lease, among other items.

We accrue a liability for the estimated cost of providing these benefits as the benefits are earned. Estimates and assumptions are made regarding cost of providing the benefits, breakage rates, and the combination of goods and services customers will choose. We use historical data to assist in the determination of estimated accruals. Changes in estimates or customer redemption habits could produce different results. As of December 31, 2015, and 2014, we had accrued $25.4 million and $26.6 million, respectively, for the estimated cost of providing these benefits, which are included in “Other accrued liabilities” in our Consolidated Balance Sheets.

Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are provided against deferred tax assets when it is deemed more likely than not that some portion or all of the deferred tax asset will not be realized within a reasonable time period. We assess tax positions using a two-step process. A tax position is recognized if it meets a “more likely than not” threshold, and is measured at the largest amount of benefit that has greater than a 50% chance of being realized. Uncertain tax positions are reviewed each balance sheet date. Liabilities recorded as a result of this analysis are classified as current or long-term based on the timing of expected payment. See Note 4, “Income Taxes,” for additional information.

Revenue Recognition. Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons. Cash discounts and other cash incentives to customers related to gaming play are recorded as a reduction to gaming revenue. Food and beverage, lodging, retail, entertainment, and other operating revenues are recognized as products are delivered or services are performed. Advance deposits on lodging are recorded as accrued liabilities until services are provided to the customer.

The retail value of food and beverage, lodging and other services furnished to guests on a complimentary basis is included in revenues and then deducted as promotional allowances in calculating total revenues. The estimated cost of providing such promotional allowances is primarily included in gaming expenses. Complimentary revenues that have been excluded from the accompanying Consolidated Statements of Operations for the years ended December 31, 2015, 2014, and 2013, were as follows:

	For the year ended December 31,
	2015	2014	2013
	(in millions)
Food and beverage	$137.9	$135.3	$94.7
Lodging	63.1	61.1	49.3
Retail, entertainment and other	18.0	18.2	13.4

Total promotional allowances	$219.0	$214.6	$157.4

The costs to provide such complimentary benefits for the years ended December 31, 2015, 2014, and 2013, were as follows:

	For the year ended December 31,
	2015	2014	2013
	(in millions)
Promotional allowance costs included in gaming expense	$167.6	$160.9	$111.2

Gaming Taxes. We are subject to taxes based on gross gaming revenues in the jurisdictions in which we operate, subject to applicable jurisdictional adjustments. These gaming taxes are an assessment on our gaming revenues and are recorded as a gaming expense in the Consolidated Statements of Operations. These taxes for the years ended December 31, 2015, 2014, and 2013, were as follows:

	For the year ended December 31,
	2015	2014	2013
	(in millions)
Gaming taxes	$580.3	$557.3	$378.6

Advertising Costs. We expense advertising costs the first time the advertising takes place. These costs are included in gaming expenses in the accompanying Consolidated Statements of Operations. In addition, advertising costs associated with development projects are included in pre-opening, development and other costs until the project is completed. These costs for the years ended December 31, 2015, 2014, and 2013, consist of the following:

	For the year ended December 31,
	2015	2014	2013
	(in millions)
Advertising costs	$38.4	$30.6	$20.9

Pre-opening, Development and Other Costs. Pre-opening, development and other costs consist of payroll costs to hire, employ and train the workforce prior to opening an operating facility; marketing campaigns prior to and in connection with the opening; master planning and conceptual design fees; legal and professional fees related to the project but not otherwise attributable to depreciable assets; lease payments; real estate taxes; acquisition costs; restructuring costs; and other general and administrative costs related to our projects. Pre-opening, development and other costs are expensed as incurred and for the years ended December 31, 2015, 2014, and 2013, consist of the following:

	For the year ended December 31,
	2015	2014	2013
	(in millions)
Restructuring costs (1)	$12.2	$1.7	$—
Ameristar acquisition (2)	0.9	2.2	85.3
Belterra Park (3)	—	8.2	1.2
Other	1.1	0.9	2.5

Total pre-opening, development and other costs	$14.2	$13.0	$89.0

(1)	Amounts comprised of cost associated with the separation of our real estate assets from our operating assets. See Note 7, “Investment, Restructuring, and Acquisition Activities.”
(2)	Amounts principally comprised of legal and advisory expenses, severance charges and other costs and expenses related to the financing and integration of the acquisition of Ameristar Casinos, Inc. (“Ameristar”).
(3)	Belterra Park opened on May 1, 2014.

Share-based Compensation. We measure the cost of awards of equity instruments to employees based on the grant-date fair value of the award. The grant-date fair value is determined using the Black-Scholes option-pricing model or performing a Monte Carlo simulation. The fair value, net of estimated forfeitures, is amortized as compensation cost on a straight-line basis over the vesting period. See Note 6, “Employee Benefit Plans.”

Earnings Per Share. The computation of basic and diluted earnings per share (“EPS”) is based on net income (loss) attributable to Pinnacle Entertainment, Inc. divided by the basic weighted average number of common shares and diluted weighted average number of common shares, respectively. Diluted earnings per share reflect the addition of potentially dilutive securities, which include in-the-money share-based awards. We calculate the effect of dilutive securities using the treasury stock method. A total of 0.3 million, 1.6 million, and 1.0 million out-of-the-money share-based awards were excluded from the calculation of diluted earnings per share for the years ended December 31, 2015, 2014, and 2013, respectively, because including them would have been anti-dilutive.

For the year ended December 31, 2013, we recorded a net loss from continuing operations. Accordingly, the potential dilution from the assumed exercise of share-based awards is anti-dilutive. As a result, basic earnings per share is equal to diluted earnings per share for such year. Share-based awards that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share was 1.7 million.

Business Combinations. We allocate the business combination purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values is recorded as goodwill. We determined the fair value of identifiable intangible assets, such as player relationships and trade names, as well as any other significant tangible assets or liabilities, such as long-lived property. The fair value allocation methodology requires management to make assumptions and apply judgment to estimate the fair value of acquired assets and liabilities assumed. Management estimates the fair value of assets and liabilities primarily using discounted cash flows and replacement cost analysis. Provisional fair value measurements of acquired assets and liabilities assumed may be retrospectively adjusted during the measurement period. The measurement period ends once we are able to determine we have obtained all necessary information that existed as of the acquisition date or once we determine that such information is unavailable. The measurement period does not extend beyond one year from the acquisition date. See Note 7, “Investment, Restructuring, and Acquisition Activities,” for additional information.

Reclassifications. In April 2015, the FASB issued an accounting standards update which changes the presentation of debt issuance costs in financial statements. The adoption of this guidance during the fourth quarter of 2015 resulted in a reclassification of $31.2 million from debt issuance costs, which were included in “Other assets, net” in our Consolidated Balance Sheets, to debt discounts, which are now included in “Long-term debt less current portion” in our Consolidated Balance Sheets, in the Consolidated Balance Sheet as of December 31, 2014.

The Consolidated Financial Statements also reflect certain reclassifications of prior year amounts to conform to classification in the current period. These reclassifications had no effect on previously reported net income or losses.

Recently Issued Accounting Pronouncements

In April 2014, the FASB issued an accounting standards update in connection with reporting discontinued operations and disclosures of disposals of components of entities. The accounting standards update changes the criteria for reporting discontinued operations. Under the amendment, a disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (i) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (ii) the component of an entity or group of components of an entity is disposed of by sale; and (iii) the component of an entity or group of components of an entity is disposed of other than by sale. This new guidance was effective prospectively for all disposals (or classifications as held for sale) of components of an entity and all business activities, on acquisition, that are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. We adopted this guidance during the first quarter of 2015 and it did not have a material impact on our Consolidated Financial Statements.

In May 2014, as part of its ongoing efforts to assist in the convergence of GAAP and International Financial Reporting Standards, the FASB issued a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The standard must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. In July 2015, the FASB approved the deferral of this new standard to be effective for fiscal years beginning after December 15, 2017. We are currently evaluating which transition approach we will utilize and the impact of adopting this accounting standard on our Consolidated Financial Statements.

In June 2014, the FASB issued an accounting standards update with respect to performance share awards. This accounting standards update requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period or periods for which the requisite service has already been rendered. The effective date for this update is for the annual and interim periods beginning after December 15, 2015. Early adoption is permitted. We do not believe that the adoption of this accounting standard will have a material impact on our Consolidated Financial Statements.

In April 2015, the FASB issued an accounting standards update which changes the presentation of debt issuance costs in financial statements. Under the new standard, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. The amortization of the costs is reported as interest expense. In August 2015, the FASB issued an accounting standards update which clarifies that companies may continue to present unamortized debt issuance costs associated with line of credit arrangements as an asset. The new guidance should be applied on a retrospective basis, wherein the balance sheet of each individual period should be adjusted to reflect the period-specific effects of applying the new guidance. The effective dates for these updates were for the annual and interim periods beginning after December 15, 2015. We elected to early adopt this guidance during the fourth quarter of 2015.

In September 2015, the FASB issued an accounting standards update which requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The effective date for this update is for the annual and interim periods beginning after December 15, 2015. We do not expect that the adoption of this accounting standard will have a material impact on our Consolidated Financial Statements.

In November 2015, the FASB issued an accounting standards update which will require entities to present deferred tax assets and deferred tax liabilities as noncurrent in a classified balance sheet. Noncurrent balance sheet presentation of all deferred taxes eliminates the requirement to allocate a valuation allowance on a pro rata basis between gross current and noncurrent deferred tax assets. The new guidance may be applied either on prospective or retrospective basis. The effective date for this update was for the annual and interim periods beginning after December 15, 2016 with early adoption permitted. We elected to early adopt this guidance during the fourth quarter of 2015 and it did not have a material impact on our Consolidated Financial Statements. We elected to apply the guidance on a prospective basis. Thus, the Consolidated Balance Sheet as of December 31, 2014 was not retrospectively adjusted.

In January 2016, the FASB issued an accounting standards update which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The effective date for this update is for the annual and interim periods beginning after December 15, 2017 with early adoption not permitted. We are currently evaluating the impact of adopting this accounting standard on our Consolidated Financial Statements.

In February 2016, the FASB issued an accounting standards update which addresses the recognition and measurement of leases. Under the new guidance, for all leases (with the exception of short-term leases), at the commencement date, lessees will be required to recognize a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis, and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Further, the new lease guidance simplifies the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and liabilities, which no longer provides a source for off-balance sheet financing. The effective date for this update is for the annual and interim periods beginning after December 15, 2018 with early adoption permitted. Lessees and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. We are currently evaluating the impact of adopting this accounting standard on our Consolidated Financial Statements.

A variety of proposed or otherwise potential accounting standards are currently under review and study by standard-setting organizations and certain regulatory agencies. Given the tentative and preliminary nature of such proposed standards, we have not yet determined the effect, if any, that the implementation of any such proposed or revised standards would have on our Consolidated Financial Statements.

Note 2—Land, Buildings, Vessels and Equipment

The following table presents a summary of our land, buildings, vessels and equipment:

	December 31,
	2015	2014
	(in millions)
Land, buildings, vessels and equipment:
Land and land improvements	$422.8	$401.9
Buildings, vessels and improvements	2,674.6	2,677.8
Furniture, fixtures and equipment	763.8	721.9
Construction in progress	33.2	75.6

Land, buildings, vessels and equipment, gross	3,894.4	3,877.2
Less: accumulated depreciation	(1,038.4)	(860.2)

Land, buildings, vessels and equipment, net	$2,856.0	$3,017.0

On July 20, 2015, we entered into a definitive agreement with GLPI, whereby GLPI will acquire substantially all of our real estate assets, which will then be leased back under a triple-net master lease agreement with GLPI. For more information regarding the GLPI transaction, see Note 7, “Investment, Restructuring, and Acquisition Activities.”

Note 3—Long-Term Debt

Long-term debt consisted of the following:

	December 31, 2015
	Outstanding Principal	Unamortized (Discount) Premium	Unamortized Debt Issuance Costs	Long-Term Debt, Net
	(in millions)
Senior Secured Credit Facility:
Revolving Credit Facility due 2018	$750.1	$—	$—	$750.1
B-2 Term Loans due 2020	302.2	(10.9)	(2.4)	288.9
6.375% Senior Notes due 2021	850.0	—	(13.0)	837.0
7.50% Senior Notes due 2021	1,040.0	46.7	—	1,086.7
7.75% Senior Subordinated Notes due 2022	325.0	—	(4.7)	320.3
8.75% Senior Subordinated Notes due 2020	350.0	—	(5.4)	344.6
Other	0.1	—	—	0.1

Total debt including current maturities	3,617.4	35.8	(25.5)	3,627.7
Less: current maturities	(11.0)	—	—	(11.0)

Total long-term debt	$3,606.4	$35.8	$(25.5)	$3,616.7

	December 31, 2014
	Outstanding Principal	Unamortized (Discount) Premium	Unamortized Debt Issuance Costs	Long-Term Debt, Net
	(in millions)
Senior Secured Credit Facility:
Revolving Credit Facility due 2018	$606.6	$—	$—	$606.6
B-2 Term Loans due 2020	782.2	(21.1)	(4.8)	756.3
6.375% Senior Notes due 2021	850.0	—	(14.8)	835.2
7.50% Senior Notes due 2021	1,040.0	53.8	—	1,093.8
7.75% Senior Subordinated Notes due 2022	325.0	—	(5.3)	319.7
8.75% Senior Subordinated Notes due 2020	350.0	—	(6.3)	343.7
Other	0.1	—	—	0.1

Total debt including current maturities	3,953.9	32.7	(31.2)	3,955.4
Less: current maturities	(11.0)	—	—	(11.0)

Total long-term debt	$3,942.9	$32.7	$(31.2)	$3,944.4

Senior Secured Credit Facility: On August 13, 2013, we entered into an Amended and Restated Credit Agreement (“Credit Facility”), which amended and restated our Fourth Amended and Restated Credit Agreement dated as of August 2, 2011, as amended. The Credit Facility consists of (i) $1.6 billion of term loans comprised of $500 million of Tranche B-1 term loans and $1.1 billion in Tranche B-2 term loans and (ii) a $1.0 billion revolving credit commitment. As of December 31, 2015, we had approximately $302.2 million in outstanding principal balance of Tranche B-2 term loans and had approximately $750.1 million drawn under the revolving credit facility. Additionally, we had approximately $12.0 million committed under various letters of credit. We fully repaid the outstanding principal of our Tranche B-1 term loans during 2014. The outstanding principal on the Tranche B-2 term loans have been discounted on issuance for the reduction in the proceeds received when the transaction was consummated.

The loans under the Credit Facility are due to be paid as follows: (i) the revolving credit loans are due and payable in full on August 13, 2018; and (ii) the Tranche B-2 term loans are subject to 0.25% quarterly principal amortization requirements and the remaining outstanding principal is due and payable in full on August 13, 2020; provided that such date shall be accelerated to November 15, 2019, if any portion of the Company’s 8.75% senior subordinated notes due 2020 are outstanding on November 15, 2019.

The term loans bear interest, at our option, at either LIBOR plus 2.75% or at a base rate plus 1.75% and in no event will LIBOR be less than 1.00%. The revolving credit facility bears interest, at our option, at either LIBOR plus a margin ranging from 1.75% to 2.75% or at a base rate plus a margin ranging from 0.75% to 1.75%, in either case based on our Consolidated Total Leverage Ratio, which, in general, is the ratio of Consolidated Total Debt less Excess Cash to Annualized Adjusted EBITDA (as such terms are defined in the Credit Facility).

The Credit Facility has, among other things, financial covenants and other affirmative and negative covenants. As of December 31, 2015, the Credit Facility requires compliance with the following ratios so long as there are outstanding borrowings under our revolving credit facility: (1) maximum Consolidated Total Leverage Ratio of 6.25 to 1.00; (2) minimum Consolidated Interest Coverage Ratio (as defined in the Credit Facility) of 2.00 to 1.00; and (3) maximum Consolidated Senior Secured Debt Ratio (as defined in the Credit Facility) of 2.75 to 1.00. In addition, the Credit Facility has covenants that limit the amount of senior unsecured debt we may incur to $3.5 billion, unless our maximum Consolidated Total Leverage Ratio is less than 6.00 to 1.00. The maximum Consolidated Total Leverage Ratio is subject to change at each fiscal quarter until December 31, 2017. As of December 31, 2015, we were in compliance with each of these ratios, and compliance with these ratios does not have a material impact on our financial flexibility, including our ability to incur new indebtedness.

The Credit Facility permits us, in the future, to increase the commitments under the revolving credit facility and to obtain term loan commitments, in each case from existing or new lenders that are willing to commit to such an increase, so long as we are in pro forma compliance with the Credit Facility’s financial and other covenants, including the Consolidated Senior Secured Debt Ratio and the Consolidated Total Leverage Ratio.

6.375% Senior Notes due 2021: In August 2013, we issued $850.0 million in aggregate principal amount of 6.375% senior notes due 2021 (“6.375% Notes”) to fund the acquisition of Ameristar. The 6.375% Notes bear interest at a rate of 6.375% per year, payable semi-annually in arrears on February 1st and August 1st of each year. The 6.375% Notes mature on August 1, 2021. Net of initial purchasers’ fees and various costs and expenses, proceeds from the offering were approximately $835.0 million.

7.50% Senior Notes due 2021: As part of the acquisition of Ameristar, we assumed $1.04 billion in aggregate principal amount of 7.50% Senior Notes due 2021 (“7.50% Notes”) that were originally issued by Ameristar. The 7.50% Notes bear interest at a rate of 7.50% per year, payable semi-annually in arrears on April 15th and October 15th of each year. The 7.50% Notes mature on April 15, 2021. The 7.50% Notes were recorded at fair value as part of the purchase price allocation with a premium of $72.8 million. In addition, a consent fee payment to the holders of the 7.50% Notes at acquisition was included as a discount component of the total carrying amount.

7.75% Senior Subordinated Notes due 2022: In March 2012, we issued $325.0 million in aggregate principal amount of 7.75% senior subordinated notes due 2022 (“7.75% Notes”). The 7.75% Notes were issued at par with interest payable on April 1st and October 1st of each year. The 7.75% Notes mature on April 1, 2022. Net of initial purchasers’ fees and various costs and expenses, proceeds from the offering were approximately $318.3 million.

8.75% Senior Subordinated Notes due 2020: In May 2010, we issued $350.0 million in aggregate principal amount of 8.75% senior subordinated notes due 2020 (“8.75% Notes”). The 8.75% Notes were issued at par with interest payable on May 15th and November 15th of each year. The 8.75% Notes mature on May 15, 2020. Net of the initial purchasers’ fees and various costs and expenses, proceeds from the offering were approximately $341.5 million.

The 7.50% Notes and the 8.75% Notes became callable at a premium over their face amount on April 15, 2015 and May 15, 2015, respectively, and the 6.375% Notes and the 7.75% Notes become callable at a premium over their face amount on August 1, 2016 and April 1, 2017, respectively. Such premiums decline periodically as the notes progress toward their respective maturities. All of our notes are redeemable prior to such times at a price that reflects a yield to the first call that is equivalent to the applicable Treasury bond yield plus 0.5 percentage points.

6.375% Notes Redeemable		8.75% Notes Redeemable		7.75% Notes Redeemable		7.50% Notes Redeemable
On or after August 1,	At a % of par equal to	On or after May 15,	At a % of par equal to	On or after April 1,	At a % of par equal to	On or after April 15,	At a % of par equal to
2016	104.781%	2015	104.375%	2017	103.875%	2015	105.625%
2017	103.188%	2016	102.917%	2018	102.583%	2016	103.750%
2018	101.594%	2017	101.458%	2019	101.292%	2017	101.875%
2019 and thereafter	100.000%	2018 and thereafter	100.000%	2020 and thereafter	100.000%	2018 and thereafter	100.000%

Our indentures governing our senior and senior subordinated notes and our Credit Facility limit the amount of dividends we are permitted to pay.

Interest expense, net, was as follows:

	For the year ended December 31,
	2015	2014	2013
	(in millions)
Interest expense	$244.7	$255.9	$173.5
Interest income	(0.3)	(0.4)	(0.4)
Capitalized interest	—	(2.9)	(3.3)

Interest expense, net	$244.4	$252.6	$169.8

Interest expense is capitalized on internally constructed assets at our overall weighted average cost of borrowing.

During the years ended December 31, 2015, 2014, and 2013, cash paid for interest, net of amounts capitalized, was $232.0 million, $242.5 million, and $141.2 million, respectively.

Loss on early extinguishment of debt was as follows:

	For the year ended December 31,
	2015	2014	2013
	(in millions)
Loss on early extinguishment of debt	$—	$8.2	$30.8

During 2014, we incurred an $8.2 million loss related to the redemption of our then existing Tranche B-1 term loans. The loss included the write-off of previously unamortized debt issuance costs and original issuance discount. During 2013, we recorded a $30.8 million loss related to the early redemption of our 8.625% senior notes due 2017 and the amendment and restatement of our Fourth Amended and Restated Credit Agreement. The loss included redemption premiums and the write-off of previously unamortized debt issuance costs and original issuance discount.

Scheduled maturities of long-term debt: As of December 31, 2015, annual maturities of secured and unsecured notes payable are as follows (amounts shown in millions):

Year ended December 31:
2016	$11.0
2017	11.0
2018	761.1
2019	11.0
2020	608.3
Thereafter	2,215.0

Total	3,617.4
Plus: unamortized debt premium	53.9
Less: unamortized debt discounts	(18.1)
Less: unamortized debt issuance costs	(25.5)

Long-term debt, including current portion	$3,627.7

Note 4—Income Taxes

The composition of our income tax (expense) benefit from continuing operations for the years ended December 31, 2015, 2014, and 2013, was as follows:

	Current	Deferred	Total
	(in millions)
Year ended December 31, 2015:
U.S. Federal	$5.3	$(10.3)	$(5.0)
State	(1.9)	(7.7)	(9.6)

	$3.4	$(18.0)	$(14.6)

Year ended December 31, 2014:
U.S. Federal	$3.7	$(8.3)	$(4.6)
State	(1.7)	(4.8)	(6.5)

	$2.0	$(13.1)	$(11.1)

Year ended December 31, 2013:
U.S. Federal	$—	$53.8	$53.8
State	(3.3)	4.6	1.3

	$(3.3)	$58.4	$55.1

The following table reconciles our effective income tax rate from continuing operations to the federal statutory tax rate of 35%:

	2015		2014		2013
	Percent	Amount	Percent	Amount	Percent	Amount
	(dollars in millions)
Federal income tax (expense) benefit at the statutory rate	35.0%	$(19.8)	35.0%	$(17.3)	35.0%	$66.0
State income taxes, net of federal tax benefits	5.3%	(3.0)	(0.1)%	0.1	3.4%	6.5
Non-deductible expenses and other	0.7%	(0.4)	5.1%	(2.5)	(0.9)%	(1.8)
Acquisition costs	8.6%	(4.9)	1.1%	(0.5)	(5.4)%	(10.2)
Reserves for unrecognized tax benefits	(9.3)%	5.3	1.8%	(0.9)	(0.1)%	(0.2)
Credits	(3.8)%	2.1	(4.8)%	2.3	0.8%	1.6
Change in valuation allowance/reserve of deferred tax assets	(10.8)%	6.1	(15.6)%	7.7	(3.6)%	(6.8)

Income tax (expense) benefit from continuing operations	25.7%	$(14.6)	22.5%	$(11.1)	29.2%	$55.1

The following table shows the allocation of income tax (expense) benefit between continuing operations and discontinued operations:

	For the year ended December 31,
	2015	2014	2013
	(in millions)
Income (loss) from continuing operations before income taxes	$56.7	$49.4	$(188.5)
Income tax (expense) benefit allocated to continuing operations	(14.6)	(11.1)	55.1

Income (loss) from continuing operations	42.1	38.3	(133.4)

Income (loss) from discontinued operations before income taxes	5.7	5.2	(123.8)
Income tax (expense) benefit allocated to discontinued operations	(0.2)	0.3	1.2

Income (loss) from discontinued operations, net of income taxes	5.5	5.5	(122.6)

Net income (loss)	$47.6	$43.8	$(255.9)

As of December 31, 2015 and 2014, the tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were:

	December 31,
	2015	2014
	(in millions)
Deferred tax assets—current:
Workers’ compensation insurance reserve	$—	$4.3
Allowance for doubtful accounts	—	2.5
Legal and merger costs	—	2.3
Accruals, reserves and other	—	28.4
Less: valuation allowance	—	(17.9)

Total deferred tax assets—current	—	19.6
Deferred tax liabilities—current:
Prepaid expenses	—	(7.8)
Accruals, reserves and other	—	(4.3)

Total deferred tax liabilities—current	—	(12.1)

Net current deferred tax asset	$—	$7.5

Deferred tax assets—non-current:
Workers’ compensation insurance reserve	$4.0	$—
Allowance for doubtful accounts	5.0	—
Legal and merger costs	4.8	—
Federal tax credit carry-forwards	35.8	34.1
Federal net operating loss carry-forwards	171.1	214.5
State net operating loss carry-forwards	36.2	36.6
Deferred compensation	3.1	2.6
Pre-opening expenses capitalized for tax purposes	13.3	13.2
ACDL investment write-down	—	38.5
Share-based compensation expense—book cost	11.4	10.0
Bond payable	17.0	23.2
Accruals, reserves and other	104.2	43.7
Less: valuation allowance	(237.3)	(227.8)

Total deferred tax assets—non-current	168.6	188.6
Deferred tax liabilities—non-current:
Prepaid expenses	(5.0)	—
Land, buildings, vessels and equipment, net	(197.9)	(221.4)
Intangible assets	(153.5)	(144.9)

Total deferred tax liabilities—non-current	(356.4)	(366.3)

Net non-current deferred tax liabilities	$(187.8)	$(177.7)

The following table summarizes the total deferred tax assets and total deferred tax liabilities provided in the previous table:

	December 31,
	2015	2014
	(in millions)
Total deferred tax assets	$405.9	$453.9
Less: valuation allowances	(237.3)	(245.7)
Less: total deferred tax liabilities	(356.4)	(378.4)

Net deferred tax liabilities	$(187.8)	$(170.2)

As of December 31, 2015, we continue to provide a full valuation allowance against deferred tax assets for all jurisdictions except for certain states that are more likely than not to be realized. In evaluating the need for a valuation allowance, we consider all sources of taxable income available to realize the deferred tax asset, including the future reversal of existing temporary differences, forecasts of future taxable income, and tax planning strategies. We have a cumulative U.S. pretax accounting loss for the years 2013 through 2015. Considering all available evidence both positive and negative, and in light of the cumulative losses in recent years, we determined that a full valuation allowance was appropriate.

Our income tax rate for the year ended December 31, 2015 included a $5.4 million tax benefit from the release of uncertain tax positions. For the year ended December 31, 2014, our income tax rate included a tax benefit from the release of $3.0 million of our valuation allowance as a result of additional deferred tax liabilities recognized from the preparation of the Ameristar pre-acquisition tax returns. Our income tax rate for the year ended December 31, 2013 included a tax benefit from the release of $58.4 million of our valuation allowance as a result of the consolidation of our deferred tax assets with the Ameristar deferred tax liabilities.

As of December 31, 2015, our tax filings reflected available Alternative Minimum Tax (“AMT”) credit carry-forwards of $3.1 million, General Business Credit (“GBC”) carry-forwards of $22.3 million and Foreign Tax Credit (“FTC”) carry-forwards of $10.4 million. The FTC and GBC carry-forwards will begin to expire in 2020 through 2034, while the AMT credits can be carried forward indefinitely to reduce future regular tax liabilities. As of December 31, 2015, we had $518.3 million of federal net operating losses, which can be carried forward 20 years and will begin to expire in 2028. We also have $987.1 million of state net operating loss carry-forwards, predominantly in Louisiana and Missouri, that expire on various dates. Our net operating loss carry-forwards include a $25.8 million excess tax benefit from stock option deductions, which have not been recognized for financial statement purposes. The excess tax benefit will be credited to additional paid-in capital when the net operating loss is utilized and reduces current-year income tax payable.

We file income tax returns in federal and state jurisdictions and are no longer subject to federal income tax examinations for tax years prior to 2011 and state income tax examinations for tax years prior to 2000. In 2012, our federal tax return was examined by the IRS for tax years 2009 and 2010. The examination concluded in January 2013 with adjustments to certain timing items that resulted in an immaterial impact on our 2012 income tax expense. In 2015, the IRS examined the 2012 and 2013 tax years of our acquired Ameristar entities, which resulted in no findings. In 2008, the Indiana Department of Revenue (“IDR”) commenced an income tax examination of the Company’s Indiana income tax filings for the 2005 to 2007 period. In June 2012, we filed a tax appeal petition with the Indiana Tax Court to set aside the final assessment. In August 2013, we filed a motion for partial summary judgment on the 1999 Hollywood Park sale. We asked the court to grant summary judgment in our favor based on the technical merit of Indiana tax law. In January 2014, oral arguments were heard at the Indiana Tax Court regarding our motion for summary judgment. In June 2015, the Indiana Tax Court denied our motion for summary judgment and set the case for trial. For further discussion, see Note 11, “Commitments and Contingencies.”

As of December 31, 2015, we had $5.7 million of uncertain tax benefits that, if recognized, would impact the effective tax rate. Authoritative guidance requires companies to accrue interest and related penalties, if applicable, on all tax positions for which reserves have been established consistent with jurisdictional tax laws. We recognize accrued interest and penalties related to uncertain tax benefits as a component of income tax expense. During 2015, there was a net decrease in accrued interest of $0.3 million related to unrecognized tax benefits. We had $1.9 million of cumulative interest accrued as of the end of December 31, 2015. No penalties were accrued for in any years.

The following table summarizes the activity related to uncertain tax benefits for 2015 and 2014, excluding any interest or penalties:

	2015	2014
	(in millions)
Balance as of January 1	$37.7	$35.7
Gross increases - tax positions in prior periods	0.1	1.4
Gross decreases - tax positions in prior periods	(6.2)	—
Gross increases - tax positions in current period	1.2	0.6
Gross decreases - tax positions in current period	(1.5)	—
Settlements	(2.9)	—

Balance as of December 31	$28.4	$37.7

Note 5—Lease Obligations

We have certain long-term operating lease obligations, including corporate office space, land at various locations, water bottom leases in Louisiana, and office and gaming equipment. Minimum lease payments required under operating leases that have initial terms in excess of one year as of December 31, 2015 are as follows (amounts are reflected in millions):

Period:
2016	$12.3
2017	11.3
2018	10.8
2019	10.2
2020	10.3
Thereafter	551.4

$606.3

Total rent expense for these long-term lease obligations for the years ended December 31, 2015, 2014, and 2013, was $13.6 million, $15.0 million and $13.1 million, respectively.

We lease the 238 acres underlying our L’Auberge Lake Charles property. The lease has an initial term of 10 years, which commenced in May 2005, with six renewal options of 10 years each. The current lease term, which was renewed in 2015, is through May 2025 and has five remaining renewal periods. The annual base rent for the lease is approximately $1.1 million per year, which amount adjusts annually for changes in the consumer price index.

We lease the 56 acres that our River City property occupies in St. Louis, Missouri. The lease has a term of 99 years, which commenced in September 2005. The annual rent for the lease is the greater of $4.0 million or 2.5% of annual adjusted gross receipts (as defined in the lease agreement).

We lease approximately 148 of the 315 acres that our Belterra property occupies in southern Indiana. The lease period is 50 years total, including an initial five-year lease term with nine consecutive five-year automatic renewal periods. The current lease term, which was renewed in 2015, is through September 2020 and has six remaining renewal periods. The lease currently provides for minimum annual rental payments of approximately $1.5 million, plus 1.5% of gross gaming win (as defined in the lease agreement) in excess of $100 million. We also have the option to purchase the land on or after October 2020 for $30 million, subject to adjustments as defined in the lease agreement.

We lease the Ameristar East Chicago site from the city of East Chicago under a ground lease with an initial term of 30 years, which commenced in January 1996, with two renewal options of 30 years each. The lease currently provides for minimum annual rental payments of approximately $0.5 million, which adjusts every three years primarily based on changes in the consumer price index.

We lease corporate office space at locations in Las Vegas, Nevada. Base rent for office space at these locations ranges from $1.2 million per year to $2.0 million per year, subject to periodic base rate increases. The lease periods range from month-to-month to 11 years, subject to certain renewal options.

We are a party to a number of cancelable slot participation and some table game participation arrangements at our various casinos that are customary for casino operations. The slot arrangements generally consist of either a fixed-rent agreement on a per-day basis or a percentage of each slot machine’s gaming revenue, generally payable at month-end. Slot and table game participation fees included in the Consolidated Statements of Operations were as follows:

	For the year ended December 31,
	2015	2014	2013
	(in millions)
Slot and table game participation fees	$26.5	$27.8	$20.7

Note 6—Employee Benefit Plans

Share-based Compensation: At the 2015 annual meeting of stockholders, our stockholders approved the adoption of the 2015 Equity and Performance Incentive Plan (the “2015 Plan”), which allows us to grant options, stock appreciation rights, restricted stock, restricted stock units, performance awards, other stock unit awards and dividend equivalents to directors, employees, consultants and/or advisors of the Company. The 2015 Plan permits the issuance of up to approximately 0.5 million shares of the Company’s common stock, plus any shares subject to awards granted under the Prior Plan and Individual Arrangements (both defined below) which are forfeited, expire or are canceled on or after the effective date of the 2015 Plan. Grants of stock options or stock appreciation rights are counted against the approximately 0.5 million share limit as one share for every one share granted. All other awards under the 2015 Plan are counted against the share limit as 1.4 shares for every one share granted. The 2015 Plan has approximately 0.2 million share-based awards available for grant as of December 31, 2015.

Prior to the adoption of the 2015 Plan, our 2005 Equity and Performance and Incentive Plan (the “Prior Plan”), which expired on April 1, 2015, permitted the issuance of up to approximately 9.0 million shares of the Company’s common stock.

In 2008 and 2010, in order to recruit our executive officers, we granted options outside of the Prior Plan for the purchase of 850,000 shares of common stock, all of which remained outstanding as of December 31, 2015. Additionally, in connection with the acquisition of Ameristar in 2013, outside of the Prior Plan, we granted new employees, who were former employees of Ameristar, options to purchase shares of common stock and restricted stock units (collectively, these grants are referred to as “Individual Agreements”).

As of December 31, 2015, we have approximately 7.6 million share-based awards outstanding, including common stock options, restricted stock units and performance stock units which are detailed below.

Directors Deferred Compensation Plan: Any director may elect to receive phantom stock units in lieu of payment of an annual retainer and board fees under the Company’s Directors Deferred Compensation Plan. Phantom stock units are fully expensed when granted. Each phantom stock unit is the economic equivalent of one share of our common stock. Units of phantom stock are payable in common stock following the director’s cessation of service as a director for any reason.

Stock options: Options are granted at the current market price at the date of grant. The following table summarizes information related to our common stock options:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Options outstanding as of January 1, 2015	5,568,628	$15.17
Granted	371,220	$31.48
Exercised	(532,069)	$17.33
Canceled or Forfeited	(32,303)	$22.16

Options outstanding as of December 31, 2015	5,375,476	$16.04	4.06	$82.2

Options exercisable as of December 31, 2015	3,690,470	$12.91	3.52	$67.2

Expected to vest as of December 31, 2015	1,384,554	$23.09	5.26	$12.1

The following information is provided for our stock options:

	For the year ended December 31,
	2015	2014	2013
	(in millions, except grant date fair value)
Weighted-average grant date fair value	$10.91	$9.04	$10.63
Intrinsic value of stock options exercised	$8.1	$5.4	$9.2
Net cash proceeds from exercise of stock options	$9.3	$6.6	$10.1

Unamortized compensation costs not yet expensed related to stock options granted totaled approximately $12.8 million as of December 31, 2015 and the weighted average period over which the costs are expected to be recognized is approximately one year.

Restricted stock units: The following table summarizes information related to our restricted stock units as of December 31, 2015:

	Number of Shares	Weighted Average Fair Value
Non-vested as of January 1, 2015	1,212,933	$22.20
Granted	405,369	$31.66
Vested	(281,912)	$21.84
Canceled or Forfeited	(24,967)	$24.34

Non-vested as of December 31, 2015	1,311,423	$25.16

Unamortized compensation costs not yet expensed related to non-vested shares totaled approximately $26.0 million as of December 31, 2015 and the weighted average period over which the costs are expected to be recognized is approximately two years.

Performance stock units: The following table summarizes information related to our performance stock units as of December 31, 2015:

	Number of Shares	Weighted Average Fair Value
Non-vested as of January 1, 2015	520,322	$23.64
Canceled or Forfeited	(112,094)	$25.14

Non-vested as of December 31, 2015	408,228	$23.23

Compensation cost: We use the Black-Scholes option-pricing model and the Monte Carlo simulation in order to calculate the compensation cost of employee share-based compensation. Such models require the use of subjective assumptions, including the expected life of the option, the expected volatility of the underlying stock, and the expected dividend on the stock.

In computing the share-based compensation, the following is a weighted average of the assumptions used:

	Risk- Free Interest Rate	Expected Life at Issuance (in years)	Expected Volatility	Expected Dividends
Options granted in the following periods:
2015	1.4%	5.22	36.8%	None
2014	1.5%	5.17	41.2%	None
2013	1.2%	5.11	57.0%	None

The expected volatility was derived from an analysis of both the historic actual volatility of our common stock and the implied volatilities of traded options in our common stock. Future volatility may be substantially less or greater than the expected volatility. We do not currently pay dividends, and we do not anticipate that dividends will be paid within the average expected life of existing options. U.S. Treasury rates with similar maturities are used as the proxy for the risk-free rate. The expected life at issuance is based on our experience as to the average historical term of option grants that were exercised, canceled or forfeited. The total compensation costs recognized were as follows:

	For the year ended December 31,
	2015	2014	2013
	(in millions)
Share-based compensation expense	$17.8	$13.9	$11.5

The total fair value of share-based awards that vested during the years ended December 31, 2015, 2014, and 2013 was $13.6 million, $12.8 million, and $9.0 million, respectively.

401(k) Plan: We maintain the Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “401(k) Plan”). The 401(k) Plan is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, and is intended to be a qualified plan under Section 401(a) of the Internal Revenue Code of 1986. Participants of the 401(k) Plan may contribute up to 100% of pretax income, subject to the legal limitation ($18,000 for 2015). In addition, participants who are age 50 or older may make an additional contribution to the 401(k) Plan, commonly referred to as a “catch-up” contribution ($6,000 for 2015). We consider discretionary matching contributions under the 401(k) Plan, which vest ratably over four to five years, of a 50% discretionary match, up to 3% of eligible compensation. For the years ended December 31, 2015, 2014 and 2013, matching contributions to the 401(k) Plan totaled $3.6 million, $3.3 million, and $2.4 million, respectively.

Executive Deferred Compensation Plan: We maintain an Executive Deferred Compensation Plan (the “Executive Plan”), which allows certain highly compensated employees to defer, on a pre-tax basis, a portion of their annual base salary and bonus. Participation in the Executive Plan is limited. A participant is at all times fully vested in his or her contributions, as well as any attributable appreciation or depreciation thereof. We do not make matching contributions to the Executive Plan for the benefit of participating employees, and the payment of benefits under the plan is an unsecured obligation. The total obligation under the Executive Plan and the cash surrender value of insurance policies are as follow:

	December 31,
	2015	2014
	(in millions)
Total obligation under Executive Plan (a)	$7.4	$6.7
Cash surrender value of insurance policies (b)	$2.9	$2.9

(a)	Recorded in “Other long-term liabilities” in the Consolidated Balance Sheets.
(b)	Recorded in “Other assets, net” in the Consolidated Balance Sheets.

Directors’ Medical Plan: In February 2007, the Board of Directors approved a directors’ health and medical plan designed to provide directors with health and medical insurance benefits comparable to those provided to corporate executives (the “Directors’ Medical Plan”). To the extent that a covered individual has other insurance or Medicare coverage, the benefits under the Company’s coverage would be supplemental to those otherwise provided. The benefit obligation is approximately $0.2 million and $0.3 million for years ended December 31, 2015 and 2014, respectively, and is recorded in “Other long-term liabilities” in the Consolidated Balance Sheets.

Note 7—Investments, Restructuring, and Acquisition Activities

Merger Agreement with GLPI: On July 20, 2015, we entered into a definitive agreement with GLPI (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, we will separate our operating assets and liabilities (and our Belterra Park property and excess land at certain locations) into a newly formed subsidiary (“OpCo”) and we will distribute to our stockholders, on a pro rata basis, all of the issued and outstanding shares of common stock of OpCo (such distribution referred to as the “Spin-Off”). As a result, Pinnacle stockholders will receive one share of OpCo common stock for each share of Pinnacle common stock that they own. Gold Merger Sub, LLC, a wholly owned subsidiary of GLPI (“Merger Sub”), will then merge with and into Pinnacle (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of GLPI.

At the effective time of the Merger, each share of common stock, par value $0.10 per share, of Pinnacle (the “Pinnacle Common Stock”) issued and outstanding immediately prior to the effective time (other than shares of Pinnacle Common Stock (i) owned or held in treasury by Pinnacle or (ii) owned by GLPI, its subsidiaries or Merger Sub) will be canceled and converted automatically into the right to receive 0.85 shares of common stock, par value $0.01 per share, of GLPI.

After the closing of the Merger, OpCo will own Belterra Park and excess land not acquired by GLPI. OpCo will operate the gaming facilities acquired by GLPI under a triple-net 10-year master lease agreement (the “Master Lease”) that will have five subsequent, five-year extension periods at OpCo’s option. OpCo will initially pay GLPI $377 million in rent in the first year after the Merger.

The consummation of the Merger is subject to customary conditions, including without limitation, receipt of regulatory approvals and the approval by stockholders of GLPI and Pinnacle.

In connection with the transactions contemplated by the Merger Agreement, including the Merger and Spin-Off, GLPI will refinance approximately $2.7 billion (subject to certain adjustments) of principal amount of Pinnacle debt, with the remaining outstanding debt to be refinanced by OpCo at closing. We entered into an amended and restated commitment letter, dated November 17, 2015 (the “A&R Bridge Commitment Letter”), and a commitment letter, also dated November 17, 2015 (the “Takeout Commitment Letter”), with certain lenders to provide the debt financing required to complete the transactions.

Pursuant to the A&R Bridge Commitment Letter, the lenders have agreed to provide OpCo with financing in an aggregate principal amount of $1.1 billion, comprised of a (i) $900 million senior secured term loan bridge facility and (ii) $200 million senior secured revolving credit facility.

Pursuant to the Takeout Commitment Letter, the lenders have agreed to provide OpCo with financing in an aggregate principal amount of $585 million, comprised of a (i) $185 million senior secured term loan A facility and (ii) $400 million senior secured revolving credit facility (collectively, the “Committed Facilities”). The lenders under the Takeout Commitment Letter have also agreed to use their commercially reasonable efforts to syndicate a $350 million senior secured term loan B facility (together with the Committed Facilities, collectively, the “Takeout Facilities”), which may, at OpCo’s election, be increased or decreased by up to $125 million in connection with the anticipated issuance of $300 million in aggregate principal amount of senior unsecured notes by OpCo (the “Senior Notes”) to finance a portion of the transactions, as described in the Takeout Commitment Letter. The principal amount of the Senior Notes may, at OpCo’s election, be increased or decreased by up to $125 million. Both the issuance of the Senior Notes and the receipt by the commitment parties under the Takeout Commitment Letter from lenders for the term loan B facility, in each case, on or prior to the closing date of the Merger, are conditions to the availability of the Takeout Facilities.

The commitments provided in the Takeout Commitment Letter (the “Takeout Commitments”) and the commitments provided in the A&R Bridge Commitment Letter (the “Bridge Commitments” and, together with the Takeout Commitments, the “Commitments”) are alternative Commitments and (i) if the Takeout Commitments are funded, the Bridge Commitments will not be funded and will terminate upon the initial funding of the Takeout Commitments and (ii) if the Bridge Commitments are funded, the Takeout Commitments will not be funded and will terminate upon the initial funding of the Bridge Commitments.

Equity Method Investment: As of December 31, 2015, we have invested $2.0 million in Farmworks, a land re-vitalization project in downtown St. Louis, which is accounted for under the equity method and included in “Other assets, net” in our Consolidated Balance Sheets. For the year ended December 31, 2015, our proportional share of Farmworks’ losses totaled $0.1 million.

Retama Park Racetrack: We hold 75.5% of the equity of PRP and consolidate the accounts of PRP in our Consolidated Financial Statements. During 2015, we determined that there was an indication of impairment on the intangible assets of PRP due to the lack of legislative progress and on-going negative operating results at Retama Park Racetrack. As a result, for the year ended December 31, 2015, we recorded non-cash impairments of the goodwill of PRP and the Retama Park Racetrack license of $3.3 million and $5.0 million, respectively.

As of December 31, 2015, PRP held $14.1 million in promissory notes issued by Retama Development Corporation (“RDC”), a local government corporation of the city of Selma, Texas. The promissory notes have long-term contractual maturities and are collateralized by the assets of Retama Park Racetrack. The contractual terms of these promissory notes include interest payments due at maturity. We have not recorded accrued interest on these promissory notes because uncertainty exists as to RDC’s ability to make interest payments. Additionally, as of December 31, 2015, we held, at amortized cost, $11.3 million in local government corporation bonds issued by RDC. These bonds have long-term contractual maturities, for which, we have both the intent and ability to hold until the amortized cost is recovered. The promissory notes and local government bonds are included in “Other assets, net” in our Consolidated Balance Sheets.

Acquisition of Ameristar Casinos, Inc.: On August 13, 2013, we completed the acquisition of Ameristar pursuant to an Agreement and Plan of Merger, dated December 20, 2012, as amended. Upon completion of the acquisition, Ameristar was merged with and into Pinnacle and ceased to exist as a separate entity. Consequently, the results of operations for the year ended December 31, 2013 include the results of operations of the acquired Ameristar entities for the period from August 13, 2013 to December 31, 2013. The purchase price totaled $1.8 billion (excluding assumed debt) and was comprised of $962.4 million in consideration for Ameristar equity and $878.8 million through the repayment of Ameristar debt.

ACDL Investment: We have a minority ownership interest in Asian Coast Development (Canada), Ltd. (“ACDL”). During 2013, we recorded impairments of approximately $94.0 million, fully impairing the carrying amount of our investment in ACDL. We have discontinued accounting for our investment in ACDL under the equity method and will not provide for additional losses until our share of future net income, if any, equals the share of net losses not recognized during the period the equity method was suspended.

Note 8—Discontinued Operations and Assets Held for Sale

Assets held for sale are measured at the lower of carrying amount or estimated fair value less cost to sell. The results of operations of a component or group of components that has either been disposed of or is classified as held for sale is included in discontinued operations when certain criteria are met. The fair value of the assets to be sold was determined using a market approach using Level 2 inputs, as defined in Note 1, “Summary of Significant Accounting Policies.”

Lumiére Place Casino and Hotels: In August 2013, we entered into an Equity Interest Purchase Agreement to sell the ownership interests in certain of our subsidiaries, which own and operate the Lumiére Place Casino and Hotels. During 2013, we recorded an impairment charge totaling $144.6 million, to reduce the carrying amount of the assets to their net realizable value, less costs to sell. During 2014, we completed the sale of the ownership interests in these subsidiaries for net cash consideration of $250.3 million. We expect no ongoing financial impact from the Lumiére Place Casino and Hotels.

Boomtown Reno: In August 2014, we closed the sale of the membership interest of PNK (Reno), LLC, which owned 27 acres of the excess land associated with our former Boomtown Reno operations. At closing, we received approximately $3.5 million in cash, resulting in a gain of $2.4 million.

In April 2015, we completed the sale of approximately 783 acres of remaining excess land associated with our former Boomtown Reno operations, with a carrying amount of $8.3 million, for cash consideration of $13.1 million, resulting in a gain on disposition of $4.8 million, net of costs to sell. We expect no ongoing financial impact from our Boomtown Reno operations.

Ameristar Lake Charles: In November 2013, we closed the sale of the equity interests of our subsidiary, which was constructing the Ameristar Lake Charles development project. We received approximately $209.8 million in cash consideration and $10.0 million in deferred consideration in the form of a note receivable from the buyer due in July 2016. The recovery of proceeds from escrow and adjustments to our cost to sell estimates resulted in the recognition of an approximate $2.3 million gain during 2014.

Atlantic City: During the third quarter of 2013, we completed the sale of our land holdings associated with our former Atlantic City operations for total consideration of approximately $29.5 million. We expect no ongoing financial impact from Atlantic City operations.

Total discontinued operations: Revenues and income (loss) from discontinued operations, net of income taxes are as follows:

	For the year ended December 31,
	2015	2014	2013
	(in millions)
Revenues	$—	$41.0	$181.3

Operating income (loss)	5.0	4.7	(123.5)
Other non-operating income (loss), net	0.7	0.5	(0.3)

Income (loss) before income taxes	5.7	5.2	(123.8)
Income tax (expense) benefit	(0.2)	0.3	1.2

Income (loss) from discontinued operations, net of income taxes	$5.5	$5.5	$(122.6)

Springfield, Massachusetts: In April 2015, we completed the sale of approximately 40 acres of land in Springfield, Massachusetts, originally purchased by Ameristar for a possible future casino resort, with a carrying amount of $3.5 million, for cash consideration of $12.0 million, resulting in a gain on disposition of $8.4 million, net of costs to sell. This gain is included in “Write-downs, reserves and recoveries, net” in our Consolidated Statements of Operations.

Central City, Colorado: We own approximately two acres of land in Central City, Colorado, which is classified as held for sale. During the year ended December 31, 2015, we recorded a total of $3.0 million in non-cash impairment charges, to reduce the carrying amount of the asset to its estimated fair value less cost to sell. This total impairment charge is included in “Write-downs, reserves and recoveries, net” in our Consolidated Statements of Operations. In October 2015, we entered into a definitive agreement to sell this land for approximately $0.4 million exclusive of costs to sell. As of December 31, 2015, the due diligence period has been extended and the transaction is expected to close at the end of the first quarter of 2016.

Net assets for entities and operations classified as held for sale and assets of discontinued operations are summarized as follows:

	December 31,
	2015	2014
	(in millions)
Assets:
Land, buildings, vessels and equipment, net of accumulated depreciation	$0.3	$11.8
Other assets, net	9.6	9.4

Total assets	$9.9	$21.2

Liabilities:
Total liabilities	—	0.4

Net assets	$9.9	$20.8

Note 9—Goodwill and Other Intangible Assets

During the year ended December 31, 2015, we recorded impairments to goodwill and other intangible assets at Belterra Park, Cactus Petes and Horseshu (“the Jackpot Properties”), Pinnacle Retama Partners, LLC (“PRP”), and HPT.

As a result of our 2015 annual assessment for impairment, we recognized non-cash impairments on the Belterra Park video lottery terminal (“VLT”) license of $27.5 million and the Jackpot Properties’ trade name of $0.5 million. Belterra Park opened in May 2014 and recently completed its first full year of operations. During 2015, Belterra Park performed below our expectations, despite improved year-over-year operating results, and in response we revised our long-term operating projections for the property during the fourth quarter of 2015. As a result, our annual impairment testing on the Belterra Park VLT license indicated a non-cash impairment. The Jackpot Properties’ impairment is primarily the result of updated assumptions used in the analysis. The fair values of the VLT license and trade name were estimated by using discounted cash flow models, which utilized Level 3 inputs.

During 2015, we determined that there was an indication of impairment on the intangible assets of PRP due to the lack of legislative progress and on-going negative operating results at Retama Park Racetrack. As a result, we recognized non-cash impairments of the goodwill of PRP and the Retama Park Racetrack license of $3.3 million and $5.0 million, respectively, which fully impaired these intangible assets. The estimated fair values of the reporting unit and the license were determined by using probability-weighted discounted cash flow models, which utilized Level 3 inputs.

Additionally, during 2015, we determined that there was an indication of impairment on the intangible assets of HPT due to its operating performance. As a result, we recognized non-cash impairments on its goodwill, trade name, and player relationship intangible assets, of $1.4 million, $0.2 million, and $0.7 million, respectively. The estimated fair values of the reporting unit, trade name, and player relationship were determined by using discounted cash flow models, which utilized Level 3 inputs.

There were no impairments to goodwill or other intangible assets for the year ended December 31, 2014.

There were no impairments to goodwill for the year ended December 31, 2013. However, during 2013, we determined there was an indication of impairment for our Boomtown Bossier City gaming license due to a decrease in forecasted financial performance resulting from new competition, and we recorded an impairment of $10.0 million. The fair value of the license was estimated by using a discounted cash flow model, which utilized Level 3 inputs.

During 2014, we recorded a $50.0 million intangible asset related to Belterra Park’s VLT license. We made payments of $25.0 million for Belterra Park’s VLT license during 2014 and accrued $25.0 million for the remaining amount, which is included in “Other accrued liabilities” in our Consolidated Balance Sheet as of December 31, 2014. In April 2015, we made our final installment payment of $25.0 million. As noted above, as a result of our 2015 annual assessment for impairment, we recognized a non-cash impairment on this VLT license of $27.5 million.

The following tables set forth changes in the carrying amount of goodwill and other intangible assets:

	December 31, 2015
	Weighted Average Remaining Useful Life (years)	Gross Carrying Amount	Cumulative Amortization	Cumulative Impairment Losses	Intangible Assets, Net
	(in millions)
Goodwill:
Ameristar acquisition	Indefinite	$860.8	$—	$—	$860.8
Belterra Park	Indefinite	35.8	—	—	35.8
Boomtown New Orleans	Indefinite	16.8	—	—	16.8
Other	Indefinite	5.9	—	(4.7)	1.2

		919.3	—	(4.7)	914.6

Indefinite-lived Intangible Assets:
Gaming licenses	Indefinite	318.6	—	(58.6)	260.0
Trade names	Indefinite	187.2	—	(0.7)	186.5
Racing license	Indefinite	5.0	—	(5.0)	—

		510.8	—	(64.3)	446.5

Amortizing Intangible Assets:
Player relationships	4	75.1	(45.5)	(0.7)	28.9
Favorable leasehold interests	30	4.4	(0.3)	—	4.1

		79.5	(45.8)	(0.7)	33.0

Total Goodwill and Other Intangible Assets		$1,509.6	$(45.8)	$(69.7)	$1,394.1

	December 31, 2014
	Weighted Average Remaining Useful Life (years)	Gross Carrying Amount	Cumulative Amortization	Cumulative Impairment Losses	Intangible Assets, Net
	(in millions)
Goodwill:
Ameristar acquisition	Indefinite	$860.8	$—	$—	$860.8
Belterra Park	Indefinite	35.8	—	—	35.8
Boomtown New Orleans	Indefinite	16.8	—	—	16.8
Other	Indefinite	5.9	—	—	5.9

		919.3	—	—	919.3

Indefinite-lived Intangible Assets:
Gaming licenses	Indefinite	318.6	—	(31.1)	287.5
Trade names	Indefinite	187.2	—	—	187.2
Racing license	Indefinite	5.0	—	—	5.0

		510.8	—	(31.1)	479.7

Amortizing Intangible Assets:
Player relationships	5	75.1	(29.7)	—	45.4
Favorable leasehold interests	31	4.4	(0.2)	—	4.2

		79.5	(29.9)	—	49.6

Total Goodwill and Other Intangible Assets		$1,509.6	$(29.9)	$(31.1)	$1,448.6

The goodwill allocated to the Midwest segment, the South segment, and the West segment, was $586.9 million, $248.3 million and $78.2 million, respectively, as of December 31, 2015 and December 31, 2014.

Player relationships are being amortized on an accelerated basis over an approximate weighted average remaining useful life of 4 years. Favorable leasehold interests are being amortized on a straight-line basis over an approximate weighted average remaining useful life of 30 years.

The aggregate amortization expense for amortizing intangible assets was $15.9 million, $20.8 million, and $9.0 million, for the years ended December 31, 2015, 2014, and 2013. Estimated future annual amortization is as follows:

	Player Relationships	Favorable Leasehold Interests	Total
	(in millions)
Year ended December 31:
2016	$11.8	$0.1	$11.9
2017	8.7	0.1	8.8
2018	6.3	0.1	6.4
2019	2.0	0.1	2.1
2020	0.1	0.1	0.2
Thereafter	—	3.6	3.6

Total	$28.9	$4.1	$33.0

Note 10—Write-downs, Reserves and Recoveries, Net

Write-downs, reserves and recoveries, net, consist of the following:

	For the year ended December 31,
	2015	2014	2013
	(in millions)
Loss on disposals of long-lived assets, net	$0.3	$3.5	$2.8
Lease abandonment	—	3.0	—
Impairment of long-lived assets	3.2	—	2.9
Other	(0.8)	(0.1)	1.6

Write-downs, reserves and recoveries, net	$2.7	$6.4	$7.3

Loss on disposals of long-lived assets, net: During the year ended December 31, 2015, we recorded a gain on the sale of land in Springfield, Massachusetts of $8.4 million. Additionally, during the years ended December 31, 2015, 2014, and 2013, we recorded net losses of $8.7 million, $3.5 million, and $2.8 million, respectively, related primarily to disposals of furniture, fixtures and equipment at our properties in the normal course of business.

Lease abandonment: During the year ended December 31, 2014, we recorded a $3.0 million lease abandonment charge from the consolidation of our Las Vegas headquarters.

Impairment of long-lived assets: During the year ended December 31, 2015, we recorded a total of $3.0 million in non-cash impairment charges on our land in Central City, Colorado to reduce the carrying amount of the asset to its estimated fair value less cost to sell. During the year ended December 31, 2013, we recorded a non-cash impairment charge of $1.5 million related to a decline in value of some of our excess land. Additionally, during the years ended December 31, 2015 and 2013, we recorded non-cash impairments of furniture, fixtures and equipment at our properties.

Note 11—Commitments and Contingencies

Self-Insurance: We self-insure various levels of general liability and workers’ compensation at all of our properties and medical coverage at most of our properties. Insurance reserves include accruals for estimated settlements for known claims, as well as accruals for estimates of claims not yet made. As of December 31, 2015, and 2014, we had total self-insurance accruals of $25.5 million and $24.4 million, respectively, which are included in “Total current liabilities” in our Consolidated Balance Sheets.

Indiana Tax Dispute: In 2008, the IDR commenced an examination of our Indiana income tax filings for the 2005 to 2007 period. In 2010, we received a proposed assessment in the amount of $7.3 million, excluding interest and penalties. We filed a protest requesting abatement of all taxes, interest and penalties and had two hearings with the IDR where we provided additional facts and support. At issue was whether income and gains from certain asset sales, including the sale of the Hollywood Park Racetrack in 1999, and other transactions outside of Indiana, such as the Aztar merger termination fee in 2006, which we reported on our Indiana state tax returns for the years 2000 through 2007, resulted in business income subject to apportionment. In April 2012, we received a supplemental letter of findings from the IDR that denied our protest on most counts. In the supplemental letter of findings, the IDR did not raise any new technical arguments or advance any new theory that would alter our judgment regarding the recognition or measurement of the unrecognized tax benefit related to this audit. In June 2012, we filed a tax appeal petition with the Indiana Tax Court to set aside the final assessment. In August 2013, we filed a motion for partial summary judgment on the 1999 Hollywood Park sale. We asked the court to grant summary judgment in our favor based on the technical merit of Indiana tax law. In January 2014, oral arguments were heard at the Indiana Tax Court regarding our motion for summary judgment. In June 2015, the Indiana Tax Court denied our motion for summary judgment and set the case for trial.

Other: We are a party to a number of pending legal proceedings. Management does not expect that the outcome of such proceedings, either individually or in the aggregate, will have a material effect on our financial position, cash flows or results of operations.

Note 12—Consolidating Condensed Financial Information

Our subsidiaries (excluding subsidiaries with approximately $41.4 million in cash and other assets as of December 31, 2015, that include a majority interest in the licensee of Retama Park Racetrack and certain other subsidiaries) have fully, unconditionally, jointly, and severally guaranteed the payment of all obligations under our senior and senior subordinated notes and our Credit Facility. Separate financial statements and other disclosures regarding the subsidiary guarantors are not included herein because management has determined that such information is not material to investors. In lieu thereof, we include the following:

	Pinnacle Entertainment, Inc.	100% Owned Guarantor Subsidiaries(a)	Non- Guarantor Subsidiaries(b)	Consolidating and Eliminating Entries	Pinnacle Entertainment, Inc. Consolidated
	(in millions)
Statements of Operations
For the year ended December 31, 2015
Revenues:
Gaming	$—	$2,048.3	$—	$—	$2,048.3
Food and beverage	—	125.8	—	—	125.8
Lodging	—	51.0	—	—	51.0
Retail, entertainment and other	0.1	66.7	—	—	66.8

	0.1	2,291.8	—	—	2,291.9

Expenses:
Gaming	—	1,094.8	—	—	1,094.8
Food and beverage	—	118.3	—	—	118.3
Lodging	—	25.0	—	—	25.0
Retail, entertainment and other	—	28.5	—	—	28.5
General and administrative	94.0	331.9	0.2	—	426.1
Depreciation and amortization	10.4	232.1	—	—	242.5
Pre-opening, development and other costs	13.9	0.2	0.1	—	14.2
Impairment of goodwill	—	1.4	3.3	—	4.7
Impairment of other intangible assets	—	28.9	5.0	—	33.9
Write downs, reserves, recoveries, net	1.7	0.9	0.1	—	2.7

	120.0	1,862.0	8.7	—	1,990.7

Operating income (loss)	(119.9)	429.8	(8.7)	—	301.2
Equity in earnings of subsidiaries	288.2	—	—	(288.2)	—
Interest expense, net	(244.3)	(0.1)	—	—	(244.4)
Loss from equity method investment	—	—	(0.1)	—	(0.1)

Income (loss) from continuing operations before inter-company activity and income taxes	(76.0)	429.7	(8.8)	(288.2)	56.7
Management fee and inter-company interest	139.5	(139.5)	—	—	—
Income tax expense	(14.6)	—	—	—	(14.6)

Income (loss) from continuing operations	48.9	290.2	(8.8)	(288.2)	42.1
Income from discontinued operations, net of income taxes	—	5.5	—	—	5.5

Net income (loss)	48.9	295.7	(8.8)	(288.2)	47.6
Net loss attributable to non-controlling interest	—	—	(1.3)	—	(1.3)

Net income (loss) attributable to Pinnacle Entertainment, Inc.	$48.9	$295.7	$(7.5)	$(288.2)	$48.9

	Pinnacle Entertainment, Inc.	100% Owned Guarantor Subsidiaries(a)	Non- Guarantor Subsidiaries(b)	Consolidating and Eliminating Entries	Pinnacle Entertainment, Inc. Consolidated
	(in millions)
For the year ended December 31, 2014
Revenues:
Gaming	$—	$1,974.4	$—	$—	$1,974.4
Food and beverage	—	118.4	—	—	118.4
Lodging	—	50.6	—	—	50.6
Retail, entertainment and other	0.1	67.0	—	—	67.1

	0.1	2,210.4	—	—	2,210.5

Expenses:
Gaming	—	1,056.9	—	—	1,056.9
Food and beverage	—	110.4	—	—	110.4
Lodging	—	24.0	—	—	24.0
Retail, entertainment and other	—	27.0	—	—	27.0
General and administrative	96.2	324.9	0.3	—	421.4
Depreciation and amortization	8.5	232.5	—	—	241.0
Pre-opening, development and other costs	4.3	8.3	0.3	—	12.9
Write downs, reserves, recoveries, net	4.2	2.2	—	—	6.4

	113.2	1,786.2	0.6	—	1,900.0

Operating income (loss)	(113.1)	424.2	(0.6)	—	310.5
Equity in earnings of subsidiaries	292.5	—	—	(292.5)	—
Interest (expense) and non-operating income, net	(255.4)	2.7	—	—	(252.7)
Loss on early extinguishment of debt	(8.2)	—	—	—	(8.2)
Loss from equity method investment	—	—	(0.2)	—	(0.2)

Income (loss) from continuing operations before inter-company activity and income taxes	(84.2)	426.9	(0.8)	(292.5)	49.4
Management fee and inter-company interest	149.8	(149.8)	—	—	—
Income tax (expense) benefit	(21.8)	10.7	—	—	(11.1)

Income (loss) from continuing operations	43.8	287.8	(0.8)	(292.5)	38.3
Income from discontinued operations, net of income taxes	—	5.5	—	—	5.5

Net income (loss)	$43.8	$293.3	$(0.8)	$(292.5)	$43.8

	Pinnacle Entertainment, Inc.	100% Owned Guarantor Subsidiaries(a)	Non- Guarantor Subsidiaries(b)	Consolidating and Eliminating Entries	Pinnacle Entertainment, Inc. Consolidated
	(in millions)
For the year ended December 31, 2013
Revenues:
Gaming	$—	$1,327.3	$—	$—	$1,327.3
Food and beverage	—	78.9	—	—	78.9
Lodging	—	31.3	—	—	31.3
Retail, entertainment and other	0.1	50.2	—	—	50.3

	0.1	1,487.7	—	—	1,487.8

Expenses:
Gaming	—	733.5	—	—	733.5
Food and beverage	—	69.8	—	—	69.8
Lodging	—	14.8	—	—	14.8
Retail, entertainment and other	—	23.3	—	—	23.3
General and administrative	63.1	223.8	0.5	—	287.4
Depreciation and amortization	6.5	142.0	—	—	148.5
Pre-opening, development and other costs	86.2	2.1	0.7	—	89.0
Impairment of other intangible assets	—	10.0	—	—	10.0
Write downs, reserves, recoveries, net	1.1	4.5	1.6	—	7.2

	156.9	1,223.8	2.8	—	1,383.5

Operating income (loss)	(156.8)	263.9	(2.8)	—	104.3
Equity in earnings of subsidiaries	(16.1)	—	—	16.1	—
Interest (expense) and non-operating income, net	(177.4)	7.7	—	—	(169.7)
Loss on early extinguishment of debt	(30.8)	—	—	—	(30.8)
Loss from equity method investment	—	—	(92.2)	—	(92.2)

Income (loss) from continuing operations before inter-company activity and income taxes	(381.1)	271.6	(95.0)	16.1	(188.4)
Management fee and inter-company interest	70.1	(70.1)	—	—	—
Income tax benefit	55.1	—	—	—	55.1

Income (loss) from continuing operations	(255.9)	201.5	(95.0)	16.1	(133.3)
Loss from discontinued operations, net of income taxes	—	(122.5)	(0.1)	—	(122.6)

Net income (loss)	$(255.9)	$79.0	$(95.1)	$16.1	$(255.9)

	Pinnacle Entertainment, Inc.	100% Owned Guarantor Subsidiaries(a)	Non- Guarantor Subsidiaries(b)	Consolidating and Eliminating Entries	Pinnacle Entertainment, Inc. Consolidated
	(in millions)
Balance Sheets
As of December 31, 2015
Current assets, excluding discontinued operations	$33.5	$190.4	$9.8	$(10.0)	$223.7
Property and equipment, net	23.9	2,826.9	5.2	—	2,856.0
Goodwill	—	914.6	—	—	914.6
Intangible assets, net	—	479.5	—	—	479.5
Other non-current assets	17.7	3.1	26.4	—	47.2
Investment in subsidiaries	4,636.6	—	—	(4,636.6)	—
Assets of discontinued operations held for sale	0.3	9.6	—	—	9.9
Inter-company	—	703.3	—	(703.3)	—

Total assets	$4,712.0	$5,127.4	$41.4	$(5,349.9)	$4,530.9

Current liabilities	$96.5	$239.8	$—	$(10.0)	$326.3
Long-term debt less current portion	3,616.6	0.1	—	—	3,616.7
Other non-current liabilities	(56.6)	281.0	—	—	224.4
Inter-company	702.1	—	1.2	(703.3)	—

Total liabilities	4,358.6	520.9	1.2	(713.3)	4,167.4

Total Pinnacle stockholders’ equity	353.4	4,606.5	30.1	(4,636.6)	353.4
Non-controlling interest	—	—	10.1	—	10.1

Total equity	353.4	4,606.5	40.2	(4,636.6)	363.5

Total liabilities and stockholders’ equity	$4,712.0	$5,127.4	$41.4	$(5,349.9)	$4,530.9

As of December 31, 2014
Current assets, excluding discontinued operations	$73.4	$184.5	$23.3	$(23.3)	$257.9
Property and equipment, net	34.3	2,977.2	5.4	—	3,016.9
Goodwill	—	916.0	3.3	—	919.3
Intangible assets, net	—	524.3	5.0	—	529.3
Other non-current assets	28.8	4.6	24.4	—	57.8
Investment in subsidiaries	4,470.8	—	—	(4,470.8)	—
Assets of discontinued operations held for sale	3.6	17.7	—	—	21.3
Inter-company	—	352.0	—	(352.0)	—

Total assets	$4,610.9	$4,976.3	$61.4	$(4,846.1)	$4,802.5

Current liabilities, excluding discontinued operations	$100.8	$273.1	$—	$(23.3)	$350.6
Long-term debt less current portion	3,944.3	0.1	—	—	3,944.4
Other non-current liabilities	(63.0)	280.7	—	—	217.7
Liabilities of discontinued operations held for sale	—	0.4	—	—	0.4
Inter-company	350.8	—	1.2	(352.0)	—

Total liabilities	4,332.9	554.3	1.2	(375.3)	4,513.1

Total Pinnacle stockholders’ equity	278.0	4,422.0	48.8	(4,470.8)	278.0
Non-controlling interest	—	—	11.4	—	11.4

Total equity	278.0	4,422.0	60.2	(4,470.8)	289.4

Total liabilities and stockholders’ equity	$4,610.9	$4,976.3	$61.4	$(4,846.1)	$4,802.5

	Pinnacle Entertainment, Inc.	100% Owned Guarantor Subsidiaries(a)	Non- Guarantor Subsidiaries(b)	Consolidating and Eliminating Entries	Pinnacle Entertainment, Inc. Consolidated
	(in millions)
Statements of Cash Flows
For the year ended December 31, 2015
Cash provided by operating activities	$297.5	$108.6	$2.1	$—	$408.2

Capital expenditures	(4.3)	(79.7)	—	—	(84.0)
Purchase of intangible asset	—	(25.0)	—	—	(25.0)
Net proceeds from dispositions of discontinued operations and assets held for sale	—	25.1	—	—	25.1
Restricted cash	5.7	—	—	—	5.7
Loans receivable	—	—	(2.1)	—	(2.1)
Inter-company transfers of proceeds from sales of discontinued operations held for sale and other	25.1	(24.7)	—	—	0.4

Cash provided by (used in) investing activities	26.5	(104.3)	(2.1)	—	(79.9)

Proceeds from credit facility	466.7	—	—	—	466.7
Repayments under credit facility	(803.2)	—	—	—	(803.2)
Other	7.5	—	—	—	7.5

Cash used in financing activities	(329.0)	—	—	—	(329.0)

Change in cash and cash equivalents	(5.0)	4.3	—	—	(0.7)
Cash and cash equivalents, beginning of period	6.4	158.3	—	—	164.7

Cash and cash equivalents, end of period	$1.4	$162.6	$—	$—	$164.0

For the year ended December 31, 2014
Cash provided by (used in) operating activities	$119.3	$234.4	$(25.2)	$—	$328.5

Capital expenditures	(12.0)	(218.8)	—	—	(230.8)
Purchase of intangible asset	—	(25.0)	—	—	(25.0)
Escrow and deposit refund	—	25.0	—	—	25.0
Net proceeds from dispositions of discontinued operations and assets held for sale	—	258.5	—	—	258.5
Restricted cash	5.9	—	—	—	5.9
Inter-company transfers of proceeds from sales of discontinued operations held for sale and other	260.2	(258.1)	(2.5)	—	(0.4)

Cash provided by (used in) investing activities	254.1	(218.4)	(2.5)	—	33.2

Proceeds from credit facility	291.7	—	—	—	291.7
Repayments under credit facility	(693.0)	—	—	—	(693.0)
Other	5.7	—	—	—	5.7

Cash used in financing activities	(395.6)	—	—	—	(395.6)

Change in cash and cash equivalents	(22.2)	16.0	(27.7)	—	(33.9)
Cash and cash equivalents, beginning of period	28.6	142.3	27.7	—	198.6

Cash and cash equivalents, end of period	$6.4	$158.3	$—	$—	$164.7

	Pinnacle Entertainment, Inc.	100% Owned Guarantor Subsidiaries(a)	Non- Guarantor Subsidiaries(b)	Consolidating and Eliminating Entries	Pinnacle Entertainment, Inc. Consolidated
	(in millions)
For the year ended December 31, 2013
Cash provided by (used in) operating activities	$(1,754.5)	$1,895.5	$20.1	$—	$161.1

Capital expenditures and land additions	(5.8)	(286.8)	—	—	(292.6)
Purchase of held-to-maturity debt securities, net	4.4	—	(5.9)	—	(1.5)
Net proceeds from dispositions of discontinued operations and assets held for sale	—	205.7	—	—	205.7
Loans receivable, net	—	—	(6.9)	—	(6.9)
Payment for business combination	—	(1,749.7)	—	—	(1,749.7)
Other	0.5	4.1	(2.4)	—	2.2

Cash used in investing activities	(0.9)	(1,826.7)	(15.2)	—	(1,842.8)

Proceeds from credit facility	2,168.8	—	—	—	2,168.8
Repayments under credit facility	(15.1)	—	—	—	(15.1)
Proceeds from issuance of long-term debt	850.0	—	—	—	850.0
Repayments of long-term debt	(1,190.3)	—	—	—	(1,190.3)
Other	(34.9)	—	—	—	(34.9)

Cash provided by financing activities	1,778.5	—	—	—	1,778.5

Change in cash and cash equivalents	23.1	68.8	4.9	—	96.8
Cash and cash equivalents, beginning of period	5.5	73.5	22.8	—	101.8

Cash and cash equivalents, end of period	$28.6	$142.3	$27.7	$—	$198.6

(a)	As of December 31, 2015, the following material subsidiaries are identified as guarantors of our senior and senior subordinated notes: Belterra Resort Indiana, LLC; Boomtown, LLC; Casino Magic, LLC; Louisiana-I Gaming; PNK (Baton Rouge) Partnership; PNK (BOSSIER CITY), Inc.; PNK Development 7, LLC; PNK Development 8, LLC; PNK Development 9, LLC; PNK (LAKE CHARLES), L.L.C.; PNK (Ohio), LLC; PNK (Ohio) II, LLC; PNK (Ohio) III, LLC; PNK (River City), LLC; PNK (SAM), LLC; PNK (SAZ), LLC; Ameristar Casino Black Hawk, Inc.; Ameristar Casino Council Bluffs, LLC; Ameristar Casino St. Charles, Inc.; Ameristar Casino Kansas City, Inc.; Ameristar Casino Vicksburg, Inc.; Cactus Pete’s, Inc.; Ameristar East Chicago Holdings, LLC; and Ameristar Casino East Chicago, LLC. In addition, certain other immaterial subsidiaries are also guarantors of our senior and senior subordinated notes.
(b)	Guarantor subsidiaries of our senior and senior subordinated notes exclude subsidiaries with approximately $41.4 million in cash and other assets as of December 31, 2015, that include a subsidiary that owns a majority interest in the licensee of Retama Park Racetrack and certain other subsidiaries.

Note 13—Segment Information

We view each of our operating properties as an operating segment with the exception of our two properties in Jackpot, Nevada, which we view as one operating segment. Operating segments are aggregated based on their similar economic characteristics, types of customers, types of services provided, the regulatory environments in which they operate, and their management and reporting structure. We have aggregated our operating segments into three reportable segments based on the similar characteristics of the operating segments within the regions in which they operate: Midwest, South, and West. Corporate expenses and other is included in the following segment disclosures to reconcile to consolidated results.

We use Consolidated Adjusted EBITDA (as defined below) and Adjusted EBITDA (as defined below) for each reportable segment to compare operating results and allocate resources. The following table highlights our Adjusted EBITDA for each reportable segment and reconciles Consolidated Adjusted EBITDA to Income (loss) from continuing operations for the years ended December 31, 2015, 2014, and 2013.

	For the year ended December 31,
	2015	2014	2013
	(in millions)
Revenues:
Midwest segment (a)	$1,265.6	$1,185.2	$650.9
South segment (a)	793.3	801.9	748.1
West segment (a)	226.6	216.0	82.9

	2,285.5	2,203.1	1,481.9
Corporate and other (c)	6.4	7.4	6.0

Total revenues	$2,291.9	$2,210.5	$1,487.9

Adjusted EBITDA (b):
Midwest segment (a)	$379.3	$348.4	$183.7
South segment (a)	239.0	244.4	213.5
West segment (a)	81.7	78.2	27.7

	700.0	671.0	424.9
Corporate expenses and other (c)	(83.0)	(86.2)	(54.3)

Consolidated Adjusted EBITDA (b)	$617.0	$584.8	$370.6

Other benefits (costs):
Depreciation and amortization	(242.5)	(241.1)	(148.5)
Pre-opening, development and other costs	(14.2)	(13.0)	(89.0)
Non-cash share-based compensation	(17.8)	(13.9)	(11.5)
Impairment of goodwill	(4.7)	—	—
Impairment of other intangible assets	(33.9)	—	(10.0)
Write-downs, reserves and recoveries, net	(2.7)	(6.4)	(7.3)
Interest expense, net	(244.4)	(252.6)	(169.8)
Loss from equity method investment	(0.1)	(0.2)	(92.2)
Loss on early extinguishment of debt	—	(8.2)	(30.8)
Income tax (expense) benefit	(14.6)	(11.1)	55.1

Income (loss) from continuing operations	$42.1	$38.3	$(133.4)

Capital expenditures:
Midwest segment (a)	$45.6	$158.2	$139.4
South segment (a)	24.1	51.0	77.8
West segment (a)	9.9	7.7	1.7
Corporate and other, including development projects and discontinued operations	4.4	13.9	73.7

	$84.0	$230.8	$292.6

	December 31,
	2015	2014
	(in millions)
Assets:
Midwest segment (a)	$2,664.3	$2,758.1
South segment (a)	1,232.6	1,294.8
West segment (a)	540.0	546.6
Corporate and other, including development projects and discontinued operations	614.6	977.0
Eliminations	(520.6)	(774.0)

	$4,530.9	$4,802.5

(a)	See Note 1, “Summary of Significant Accounting Policies,” for a listing of properties included in each reportable segment.
(b)	We define Consolidated Adjusted EBITDA as earnings before interest income and expense, income taxes, depreciation, amortization, pre-opening, development and other costs, non-cash share-based compensation, asset impairment costs, write-downs, reserves, recoveries, corporate-level litigation settlement costs, gain (loss) on sale of certain assets, loss on early extinguishment of debt, gain (loss) on sale of equity security investments, income (loss) from equity method investments, non-controlling interest and discontinued operations. We define Adjusted EBITDA for each operating segment as earnings before interest income and expense, income taxes, depreciation, amortization, pre-opening, development and other costs, non-cash share-based compensation, asset impairment costs, write-downs, reserves, recoveries, inter-company management fees, gain (loss) on sale of certain assets, gain (loss) on early extinguishment of debt, gain (loss) on sale of discontinued operations, and discontinued operations. We define Adjusted EBITDA margin as Adjusted EBITDA for the segment divided by segment revenues. We use Consolidated Adjusted EBITDA and Adjusted EBITDA for each segment to compare operating results among our properties and between accounting periods. Consolidated Adjusted EBITDA and Adjusted EBITDA have economic substance because they are used by management as measures to analyze the performance of our business and are especially relevant in evaluating large, long-lived casino-hotel projects because they provide a perspective on the current effects of operating decisions separated from the substantial non-operational depreciation charges and financing costs of such projects. We eliminate the results from discontinued operations at the time they are deemed discontinued. We also review pre-opening, development and other costs separately, as such expenses are also included in total project costs when assessing budgets and project returns, and because such costs relate to anticipated future revenues and income. We believe that Consolidated Adjusted EBITDA and Adjusted EBITDA are useful measures for investors because they are indicators of the performance of ongoing business operations. These calculations are commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare operating performance and value of companies within our industry. In addition, our credit agreement and bond indentures require compliance with financial measures similar to Consolidated Adjusted EBITDA. Consolidated Adjusted EBITDA should not be considered as an alternative to operating income as an indicator of performance, or as an alternative to any other measure provided in accordance with GAAP. Our calculations of Adjusted EBITDA and Consolidated Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.
(c)

Corporate and other includes revenues from Retama Park Racetrack (which we manage) and the HPT. Corporate expenses represent unallocated payroll, professional fees, travel expenses and other general and administrative expenses not directly related to our casino and hotel operations. Beginning in the third quarter of 2013, we changed the methodology used to allocate corporate expenses to our reportable segments. Historically, we allocated direct and some indirect expenses incurred at the corporate headquarters to each property. Expenses incurred at the corporate headquarters that were related to property operations, but not directly attributable to a specific property, were allocated, typically on a pro rata basis, to each property. Only the remaining corporate expenses that were not related to an operating property were retained in the Corporate expense category. Under our new methodology, only corporate expenses that are directly attributable to a property are allocated to each applicable property. All other costs incurred relating to management and consulting services provided by corporate headquarters to the properties are now allocated to those properties based on their respective share of the monthly consolidated net revenues in the form of a management fee. The corporate management fee is excluded in the calculation of segment Adjusted EBITDA and is completely eliminated in any consolidated financial results. The change in methodology increases Adjusted EBITDA and the related margin for the reportable segments with a corresponding increase in corporate expense, resulting in no impact to Consolidated Adjusted EBITDA. Other includes expenses relating to the management of Retama Park Racetrack and the operation of HPT.

Note 14—Quarterly Financial Information (Unaudited)

The following is a summary of unaudited quarterly financial data for the years ended December 31, 2015 and 2014:

	2015
	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,
	(in millions, except per share data)
Revenues	$558.4	$578.6	$582.0	$572.8
Operating income (a)	46.0	80.9	81.2	93.1
Income (loss) from continuing operations	(14.2)	13.5	15.8	27.1
Income from discontinued operations, net of income taxes	0.3	0.3	4.7	0.2

Net income (loss)	(13.9)	13.8	20.5	27.3
Net loss attributable to non-controlling interest	—	—	(1.3)	—

Net income (loss) attributable to Pinnacle Entertainment, Inc.	$(13.9)	$13.8	$21.8	$27.3

Per Share Data—Basic (b)
Income (loss) from continuing operations	$(0.23)	$0.22	$0.28	$0.45
Income from discontinued operations, net of income taxes	—	—	0.08	—

Net income (loss)—basic	$(0.23)	$0.22	$0.36	$0.45

Per Share Data—Diluted (b)
Income (loss) from continuing operations	$(0.23)	$0.22	$0.27	$0.44
Income from discontinued operations, net of income taxes	—	—	0.07	—

Net income (loss)—diluted	$(0.23)	$0.22	$0.34	$0.44

	2014
	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,
	(in millions, except per share data)
Revenues	$554.3	$568.3	$555.2	$532.8
Operating income (a)	78.7	77.2	66.8	87.7
Income (loss) from continuing operations	14.2	7.7	(2.3)	18.7
Income from discontinued operations, net of income taxes	0.4	4.8	—	0.3

Net income (loss)	14.6	12.5	(2.3)	19.0

Net income (loss) attributable to Pinnacle Entertainment, Inc.	$14.6	$12.5	$(2.3)	$19.0

Per Share Data—Basic (b)
Income (loss) from continuing operations	$0.24	$0.13	$(0.04)	$0.32
Income from discontinued operations, net of income taxes	0.01	0.08	—	—

Net income (loss)—basic	$0.25	$0.21	$(0.04)	$0.32

Per Share Data—Diluted (b)
Income (loss) from continuing operations	$0.23	$0.13	$(0.04)	$0.31
Income from discontinued operations, net of income taxes	0.01	0.08	—	—

Net income (loss)—diluted	$0.24	$0.21	$(0.04)	$0.31

(a)	Among other items, the estimates inherent in the accounting process can impact quarterly comparability.
(b)	Net income (loss) per share calculations for each quarter is based on the weighted average number of shares outstanding during the respective periods; accordingly, the sum of the quarters may not equal the full-year income (loss) per share.